As filed with the Securities and Exchange Commission on July 28, 2023

Registration No. 333-273295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Patterson-UTI Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1381	75-2504748
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10713 W. Sam Houston Pkwy N., Suite 800

Houston, TX 77064

(281) 765-7100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Seth D. Wexler

Senior Vice President, General Counsel and Secretary

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N., Suite 800

Houston, TX 77064

(281) 765-7100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Tull R. Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, TX 77002 (346) 718-6600	Kevin M. McDonald NexTier Oilfield Solutions Inc. 3990 Rogerdale Road Houston, TX 77042 (713) 325-6000	Julian J. Seiguer, P.C. Sean T. Wheeler, P.C. Adam D. Larson, P.C. Camille Walker Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the mergers described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Patterson-UTI may not issue the securities offered by this joint proxy statement/prospectus until the registration statement containing this joint proxy statement/prospectus has been declared effective by the Securities and Exchange Commission. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED JULY 28, 2023

JOINT PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Patterson-UTI Energy, Inc. (“Patterson-UTI”) and NexTier Oilfield Solutions Inc. (“NexTier”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the business combination of NexTier and Patterson-UTI. We are requesting that you take certain actions as a Patterson-UTI or NexTier stockholder.

On June 14, 2023, Patterson-UTI and NexTier entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with certain subsidiaries of Patterson-UTI, pursuant to which they agreed to combine their respective businesses in a merger of equals. Pursuant to the merger agreement, (i) a direct wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”) will merge with and into NexTier, with NexTier continuing as the surviving entity (the “first merger” and the surviving entity, the “surviving corporation”), and (ii) immediately following the first merger, the surviving corporation will merge with and into a second direct wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”), with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Patterson-UTI (the “second merger” and, together with the first merger, the “mergers”).

If the mergers are completed, subject to certain exceptions, each share of common stock, par value $0.01 per share, of NexTier (“NexTier common stock”) will be converted into the right to receive 0.7520 shares of common stock, par value $0.01 per share, of Patterson-UTI (“Patterson-UTI common stock”). The exchange ratio is fixed and will not be adjusted for changes in the market price of either Patterson-UTI common stock or NexTier common stock between the signing of the merger agreement and the effective time of the mergers. Each share of NexTier common stock held in treasury by NexTier or owned directly or indirectly by Patterson-UTI, Merger Sub Inc. or Merger Sub LLC will be automatically cancelled and will cease to exist, and no consideration will be issued therefor. Upon consummation of the mergers and the other transactions contemplated by the merger agreement, NexTier will be a wholly owned subsidiary of Patterson-UTI.

Following the closing of the mergers and assuming the Ulterra acquisition (as defined and further described in the accompanying joint proxy statement/prospectus) is completed prior to the closing, it is anticipated that persons who were stockholders of Patterson-UTI and NexTier immediately prior to the mergers will own approximately 59% and 41% of the combined company, respectively.

Patterson-UTI and NexTier will each hold special meetings of their respective stockholders in connection with the mergers (as may be adjourned or postponed from time to time, respectively, the “Patterson-UTI special meeting” and “NexTier special meeting”).

At the Patterson-UTI special meeting, Patterson-UTI stockholders will be asked to consider and vote on proposals to (1) approve the issuance of Patterson-UTI common stock to NexTier stockholders pursuant to the merger agreement (the “Patterson-UTI stock issuance proposal”), (2) approve an amendment of Patterson-UTI’s restated certificate of incorporation to increase the number of authorized shares of Patterson-UTI’s common stock from 400 million to 800 million (the “Patterson-UTI charter amendment proposal” and, together with the Patterson-UTI stock issuance proposal, the “Patterson-UTI merger proposals”) and (3) approve the adjournment of the Patterson-UTI special meeting to solicit additional proxies if there are not sufficient votes cast at the Patterson-UTI special meeting to approve the Patterson-UTI merger proposals. The Patterson-UTI board unanimously recommends that Patterson-UTI stockholders vote “FOR” each of the proposals to be considered at the Patterson-UTI special meeting.

At the NexTier special meeting, NexTier stockholders will be asked to consider and vote on proposals to (1) adopt the merger agreement (the “NexTier merger proposal”), (2) approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NexTier’s named executive officers in connection with the mergers and (3) approve the adjournment of the NexTier special meeting to solicit additional proxies if there are not sufficient votes cast at the NexTier special meeting to approve the NexTier merger proposal. The NexTier board unanimously recommends that NexTier stockholders vote “FOR” each of the proposals to be considered at the NexTier special meeting.

Concurrently with the execution of the merger agreement, Patterson-UTI entered into a support agreement and irrevocable proxy with Keane Investor Holdings, LLC (“Keane Investor”), which owned approximately 14.2% of the outstanding shares of NexTier common stock as of the date of the support agreement, and Cerberus Capital Management, L.P. (“Cerberus”), an affiliate of Keane Investor, pursuant to which Keane Investor has agreed, subject to the terms and conditions thereof, to vote the shares of NexTier common stock it owns at the time of the NexTier special meeting, if any, in a manner to facilitate the consummation of the mergers.

On July 3, 2023, in connection with the Ulterra acquisition (as defined in the joint proxy statement/prospectus), NexTier entered into a support agreement and irrevocable proxy with BEP Diamond Topco L.P. (“BEP Diamond”), pursuant to which BEP Diamond has agreed, subject to the terms and conditions thereof, to vote the shares of Patterson-UTI common stock issued in the Ulterra acquisition that BEP Diamond owns at the time of the Patterson-UTI special meeting, if any, in a manner to facilitate the consummation of the mergers.

Patterson-UTI common stock is traded on the Nasdaq Global Select Market under the symbol “PTEN”, and NexTier common stock is traded on the New York Stock Exchange under the symbol “NEX”. The market prices of both Patterson-UTI common stock and NexTier common stock will fluctuate before the mergers, and you should obtain current stock price quotations for the Patterson-UTI common stock and NexTier common stock.

Your vote is very important. We cannot complete the mergers unless the Patterson-UTI stockholders vote to approve the Patterson-UTI merger proposals and the NexTier stockholders vote to approve the NexTier merger proposal.

This document is a prospectus relating to the Patterson-UTI common stock to be issued to NexTier stockholders pursuant to the mergers and a joint proxy statement for Patterson-UTI and NexTier to solicit proxies for their respective special meetings of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the mergers, the merger agreement and related transactions, followed by a more detailed discussion.

Please carefully read this entire document, including “Risk Factors” beginning on page 37, for a discussion of the risks relating to Patterson-UTI, NexTier and the mergers.

Sincerely,

William A. Hendricks, Jr. President and Chief Executive Officer Patterson-UTI Energy, Inc.	Robert W. Drummond President and Chief Executive Officer NexTier Oilfield Solutions Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the mergers or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of the accompanying joint proxy statement/prospectus is [                ], 2023, and it is first being mailed or otherwise delivered to Patterson-UTI stockholders and NexTier stockholders on or about [                ], 2023.

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N., Suite 800

Houston, Texas 77064

(281) 765-7100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 30, 2023

To the Stockholders of Patterson-UTI Energy, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), which will be held at Patterson-UTI’s executive offices at 10713 West Sam Houston Parkway N., Suite 125, Houston, Texas 77064, on August 30, 2023 at 10:00 a.m., local time, for the following purposes:

1.

to vote on a proposal to approve the issuance of shares of Patterson-UTI’s common stock, par value $0.01 per share (“Patterson-UTI common stock”), to stockholders of NexTier Oilfield Solutions Inc. (“NexTier”) in the mergers contemplated by the Agreement and Plan of Merger, dated as of June 14, 2023 and amended as of July 27, 2023, by and among Patterson-UTI, NexTier, Pecos Merger Sub Inc., a wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Pecos Second Merger Sub LLC, a wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”) (as that agreement may be amended from time to time, the “merger agreement”), a composite copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part (the “Patterson-UTI stock issuance proposal”);

2.

to vote on a proposal to approve an amendment of Patterson-UTI’s restated certificate of incorporation (the “Patterson-UTI charter amendment”) to increase the number of authorized shares of Patterson-UTI common stock from 400 million to 800 million (the “Patterson-UTI charter amendment proposal” and, together with the Patterson-UTI stock issuance proposal, the “Patterson-UTI merger proposals”); and

3.

to vote on a proposal to approve the adjournment of the Patterson-UTI special meeting to solicit additional proxies if there are not sufficient votes at the time of the Patterson-UTI special meeting to approve the Patterson-UTI merger proposals (the “Patterson-UTI adjournment proposal”).

Patterson-UTI will transact no other business at the special meeting except such business as may properly be brought before the Patterson-UTI special meeting by or at the direction of the Patterson-UTI board of directors. References to the Patterson-UTI special meeting in the joint proxy statement/prospectus are to such special meeting as adjourned or postponed. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Patterson-UTI special meeting.

The board of directors of Patterson-UTI (the “Patterson-UTI board”) has fixed the close of business on July 28, 2023 as the record date for the Patterson-UTI special meeting. Only Patterson-UTI stockholders of record at that time are entitled to receive notice of, and to vote at, the Patterson-UTI special meeting. The eligible Patterson-UTI stockholder list will be available at the Patterson-UTI special meeting for examination by any stockholder present at such meeting.

Completion of the mergers is conditioned on approval of the Patterson-UTI merger proposals. Approval of the Patterson-UTI stock issuance proposal requires the affirmative vote of the holders of shares of Patterson-UTI common stock representing a majority of votes properly cast on such proposal. Approval of the Patterson-UTI charter amendment proposal requires that votes properly cast by the holders of shares of Patterson-UTI common stock for the proposal exceed the votes properly cast by such holders against such proposal.

The Patterson-UTI board unanimously (a) determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Patterson-UTI and the holders of shares of Patterson-UTI common stock, and (b) approved and declared advisable the merger agreement, the Patterson-UTI charter amendment and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The Patterson-UTI board unanimously recommends that Patterson-UTI stockholders vote “FOR” the Patterson-UTI stock issuance proposal, “FOR” the Patterson-UTI charter amendment proposal and “FOR” the Patterson-UTI adjournment proposal.

Your vote is very important regardless of the number of shares that you own. Whether or not you expect to attend the Patterson-UTI special meeting in person, to ensure your representation at the Patterson-UTI special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the Patterson-UTI proxy card, (ii) calling the toll-free number listed on the Patterson-UTI proxy card or (iii) submitting your Patterson-UTI proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Patterson-UTI common stock who is present at the Patterson-UTI special meeting may vote in person, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the Patterson-UTI special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

The enclosed joint proxy statement/prospectus provides a detailed description of the mergers, the merger agreement and the other matters to be considered at the Patterson-UTI special meeting. We urge you to read carefully the joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes in their entirety. If you have any questions concerning the mergers or the joint proxy statement/prospectus or if you would like additional copies or need help voting your shares of Patterson-UTI common stock, please contact Patterson-UTI’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

BY ORDER OF THE BOARD OF DIRECTORS,
Seth D. Wexler
Senior Vice President, General Counsel and Secretary

[ ], 2023

NexTier Oilfield Solutions Inc.

3990 Rogerdale Road

Houston, Texas 77042

(713) 325-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 30, 2023

To the Stockholders of NexTier Oilfield Solutions Inc.:

We are pleased to invite you to attend the special meeting of stockholders of NexTier Oilfield Solutions Inc., a Delaware corporation (“NexTier”), which will be held at NexTier’s corporate headquarters at 3990 Rogerdale Road, Houston, Texas 77042, on August 30, 2023 at 10:00 a.m., local time, for the following purposes:

1.

to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of June 14, 2023 and amended as of July 27, 2023, by and among Patterson-UTI Energy, Inc. (“Patterson-UTI”), NexTier, Pecos Merger Sub Inc., a wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Pecos Second Merger Sub LLC, a wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”) (as that agreement may be amended from time to time, the “merger agreement”), a composite copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part, pursuant to which (i) Merger Sub Inc. will merge with and into NexTier, with NexTier continuing as the surviving entity (the “first merger” and the surviving entity, the “surviving corporation”), and (ii) immediately following the first merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Patterson-UTI (the “second merger” and, together with the first merger, the “mergers”) and each share of common stock, par value $0.01 per share, of NexTier (“NexTier common stock”) will be converted into the right to receive 0.7520 shares of common stock, par value $0.01 per share, of Patterson-UTI (“Patterson-UTI common stock”) (the “NexTier merger proposal”);

2.

to vote on a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NexTier’s named executive officers in connection with the mergers (the “NexTier compensation proposal”); and

3.

to vote on a proposal to approve the adjournment of the NexTier special meeting to solicit additional proxies if there are not sufficient votes at the time of the NexTier special meeting to approve the NexTier merger proposal (the “NexTier adjournment proposal”).

NexTier will transact no other business at the special meeting except such business as may properly be brought before the NexTier special meeting by or at the direction of the NexTier board of directors. References to the NexTier special meeting in the joint proxy statement/prospectus are to such special meeting as adjourned or postponed. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the NexTier special meeting.

The board of directors of NexTier (the “NexTier board”) has fixed the close of business on July 28, 2023 as the record date for the NexTier special meeting. Only NexTier stockholders of record at that time are entitled to receive notice of, and to vote at, the NexTier special meeting. The eligible NexTier stockholder list will be available at the NexTier special meeting for examination by any stockholder present at such meeting.

Completion of the mergers is conditioned on approval of the NexTier merger proposal. Approval of the NexTier merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NexTier common stock entitled to vote on such proposal.

The NexTier board unanimously (a) determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, NexTier and the holders of shares of NexTier common stock, and (b) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The NexTier board unanimously recommends that NexTier stockholders vote “FOR” the NexTier merger proposal, “FOR” the NexTier compensation proposal and “FOR” the NexTier adjournment proposal.

Your vote is very important regardless of the number of shares that you own. Regardless of whether you expect to attend the NexTier special meeting in person, to ensure your representation at the NexTier special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the NexTier proxy card, (ii) calling the toll-free number listed on the NexTier proxy card or (iii) submitting your NexTier proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of NexTier common stock who is present at the NexTier special meeting may vote in person, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the NexTier special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

The enclosed joint proxy statement/prospectus provides a detailed description of the mergers, the merger agreement and the other matters to be considered at the NexTier special meeting. We urge you to read carefully the joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes in their entirety. If you have any questions concerning the mergers or the joint proxy statement/prospectus or if you would like additional copies or need help voting your shares of NexTier common stock, please contact NexTier’s proxy solicitor:

Morrow Sodali, LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: NEX@investor.morrowsodali.com

BY ORDER OF THE BOARD OF DIRECTORS,
Kevin M. McDonald
Executive Vice President, Chief Administrative Officer & General Counsel

[ ], 2023

ADDITIONAL INFORMATION

Each of Patterson-UTI and NexTier file annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Patterson-UTI at www.patenergy.com and from NexTier at www.nextierofs.com, as applicable. The information contained on, or that may be accessed through, the respective websites of Patterson-UTI and NexTier is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Patterson-UTI has filed a registration statement on Form S-4 with respect to the shares of Patterson-UTI common stock to be issued in the mergers, of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. You may read the registration statement, including any amendments and exhibits, at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about Patterson-UTI and NexTier from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

For Patterson-UTI stockholders:

Patterson-UTI Energy, Inc.

Attn: Investor Relations

10713 W. Sam Houston Pkwy N., Suite 800

Houston, Texas 77064

(281) 765-7100

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

For NexTier stockholders:

NexTier Oilfield Solutions Inc.

Attn: Investor Relations

3990 Rogerdale Road

Houston, Texas 77042

(346) 242-0519

Morrow Sodali, LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: NEX@investor.morrowsodali.com

If you would like to request any documents, please do so by August 23, 2023, which is five business days prior to the date of the Patterson-UTI special meeting and the NexTier special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by Patterson-UTI, constitutes a prospectus of Patterson-UTI under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Patterson-UTI common stock to be issued to NexTier stockholders pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Patterson-UTI and NexTier under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to each of the Patterson-UTI special meeting and the NexTier special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Neither Patterson-UTI nor NexTier has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                ], 2023, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date.

Further, you should also assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Patterson-UTI stockholders or NexTier stockholders nor the issuance by Patterson-UTI of shares of Patterson-UTI common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Patterson-UTI has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Patterson-UTI, and NexTier has supplied all such information relating to NexTier. Patterson-UTI and NexTier have both contributed to the information related to the mergers contained in this joint proxy statement/prospectus.

GLOSSARY

The following terms have the following meanings in this joint proxy statement/prospectus:

•	“bylaws” means, with respect to Patterson-UTI, the Amended and Restated Bylaws of Patterson-UTI and, with respect to NexTier, the Amended and Restated Bylaws of NexTier, in each case as amended;

•

“certificate of incorporation” means, with respect to Patterson-UTI, the Restated Certificate of Incorporation of Patterson-UTI and, with respect to NexTier, the Amended and Restated Certificate of Incorporation of NexTier, in each case as amended;

•	“closing date” means the date on which the effective time occurs;

•	“combined company” means Patterson-UTI immediately following completion of the mergers and the other transactions contemplated by the merger agreement;

•	“combined company board” means the board of directors of Patterson-UTI immediately following completion of the mergers and the other transactions contemplated by the merger agreement;

•	“effective time” means the effective time of the first merger;

•

“eligible share of NexTier common stock” means each share of NexTier common stock issued and outstanding immediately prior to the effective time, including each NexTier restricted stock award, that is eligible for conversion into Patterson-UTI common stock in accordance with the terms of the merger agreement;

•

“exchange ratio” means the ratio of 0.7520 shares of Patterson-UTI common stock per issued and outstanding share of NexTier common stock that will be issued to holders of eligible shares of NexTier common stock in connection with the first merger;

•	“first merger” means the merger of Merger Sub Inc. with and into NexTier pursuant to the merger agreement, with NexTier surviving the merger as the surviving corporation;

•	“GAAP” means accounting principles generally accepted in the United States;

•

“merger agreement” means the Agreement and Plan of Merger, dated as of June 14, 2023 and amended as of July 27, 2023, by and among Patterson-UTI, Merger Sub Inc., Merger Sub LLC and NexTier, as may be further amended from time to time;

•	“Merger Sub Inc.” means Pecos Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Patterson-UTI;

•	“Merger Sub LLC” means Pecos Second Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Patterson-UTI;

•	“mergers” or “integrated mergers” means the first merger and the second merger, collectively;

•	“NexTier” means NexTier Oilfield Solutions Inc., a Delaware corporation;

•	“NexTier board” means the NexTier board of directors;

•	“NexTier common stock” means the common stock, par value $0.01 per share, of NexTier;

•

“NexTier required vote” means approval of the NexTier merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of NexTier common stock entitled to vote on such proposal;

•	“NexTier special meeting” means the meeting of the NexTier stockholders in connection with the mergers, as may be adjourned or postponed from time to time;

•	“NexTier stockholders” means the holders of NexTier common stock;

•	“Patterson-UTI” means Patterson-UTI Energy, Inc., a Delaware corporation;

•	“Patterson-UTI board” means the Patterson-UTI board of directors;

•	“Patterson-UTI common stock” means the common stock, par value $0.01 per share, of Patterson-UTI;

•

“Patterson-UTI required vote” means, collectively, approval of the Patterson-UTI stock issuance proposal by the affirmative vote of holders of shares of Patterson-UTI common stock representing a majority of votes properly cast on such proposal and approval of the Patterson-UTI charter amendment proposal by the vote of holders of shares of Patterson-UTI common stock properly cast for the proposal exceeding the votes properly cast by such holders against such proposal;

•	“Patterson-UTI special meeting” means the meeting of the Patterson-UTI stockholders in connection with the mergers, as may be adjourned or postponed from time to time;

•	“Patterson-UTI stockholders” means the holders of Patterson-UTI common stock;

•	“special meetings” means the Patterson-UTI special meeting and the NexTier special meeting, collectively;

•

“second merger” means the merger of the surviving corporation with and into Merger Sub LLC pursuant to the merger agreement, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Patterson-UTI;

•	“surviving company” means Merger Sub LLC as the surviving entity of the second merger;

•	“surviving corporation” means NexTier as the surviving entity of the first merger; and

•

“Ulterra acquisition” means the acquisition by Patterson-UTI of Ulterra Drilling Technologies, L.P., pursuant to the Agreement and Plan of Merger, dated as of July 3, 2023, among Patterson-UTI, PJ Merger Sub Inc., PJ Second Merger Sub LLC, BEP Diamond Holdings Corp. and BEP Diamond.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

v

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The following are some questions that you, as a stockholder of either Patterson-UTI or NexTier, may have regarding the mergers and the other matters being considered at the special meetings of each company’s stockholders, and brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus for free by following the instructions in “Additional Information.”

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Patterson-UTI and NexTier have entered into the merger agreement, pursuant to which, upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub Inc. will merge with and into NexTier, with NexTier continuing as the surviving corporation, and (ii) immediately following the first merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity. Upon consummation of the mergers and the other transactions contemplated by the merger agreement, NexTier will be a wholly owned subsidiary of Patterson-UTI. Your vote is required in connection with the mergers. The merger agreement, which governs the terms of the mergers, is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the mergers, Patterson-UTI stockholders must approve (a) in accordance with the rules of the Nasdaq Global Select Market (the “Nasdaq”), the issuance of shares of Patterson-UTI common stock in the mergers pursuant to the terms of the merger agreement (the “Patterson-UTI stock issuance proposal”), and (b) an amendment to Patterson-UTI’s certificate of incorporation to increase the authorized number of shares of Patterson-UTI common stock from 400 million to 800 million (the “Patterson-UTI charter amendment proposal” and, together with the Patterson-UTI stock issuance proposal, the “Patterson-UTI merger proposals”). In addition, Patterson-UTI stockholders will be asked to approve the adjournment of the Patterson-UTI special meeting to solicit additional proxies if there are not sufficient votes at the time of the Patterson-UTI special meeting to approve the Patterson-UTI merger proposals (the “Patterson-UTI adjournment proposal”).

Also, in order to complete the mergers, and in accordance with the Delaware General Corporation Law (the “DGCL”), NexTier stockholders must adopt the merger agreement (the “NexTier merger proposal”). In addition, NexTier stockholders will be asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NexTier’s named executive officers (“NEOs”) that is based on or otherwise relates to the mergers (the “NexTier compensation proposal”) and to approve the adjournment of the NexTier special meeting to solicit additional proxies if there are not sufficient votes at the time of the NexTier special meeting to approve the NexTier merger proposal (the “NexTier adjournment proposal”).

This joint proxy statement/prospectus serves as the proxy statement through which Patterson-UTI and NexTier will solicit proxies to obtain the necessary stockholder approvals for the mergers. It also serves as the prospectus by which Patterson-UTI will issue shares of its common stock as consideration in the mergers.

This joint proxy statement/prospectus, which you should carefully read in its entirety, contains important information about the mergers and the other matters being considered at the Patterson-UTI special meeting and the NexTier special meeting.

Q:	When and where is the Patterson-UTI special meeting?

A:

The special meeting of Patterson-UTI stockholders will be held at Patterson-UTI’s executive offices at 10713 West Sam Houston Parkway N., Suite 125, Houston, Texas 77064, on August 30, 2023, at 10:00 a.m., local time.

Q:	When and where is the NexTier special meeting?

A:	The special meeting of NexTier stockholders will be held at NexTier’s executive offices at 3990 Rogerdale Road, Houston, Texas 77042, on August 30, 2023, at 10:00 a.m., local time.

Q:	What will NexTier stockholders receive for their shares of NexTier common stock in the mergers?

A:

At the effective time, subject to certain exceptions, each share of NexTier common stock issued and outstanding immediately prior to the effective time that is eligible for conversion into Patterson-UTI common stock in accordance with the terms of the merger agreement (including each unvested NexTier time-based restricted stock award that will become vested automatically by its terms in connection with the consummation of the mergers) will be converted automatically into the right to receive 0.7520 shares of Patterson-UTI common stock, with cash paid in lieu of the issuance of fractional shares, if any (the “merger consideration”).

In addition, NexTier and Patterson-UTI will take, or cause to be taken, all actions necessary so that, at the effective time, NexTier’s issued and outstanding time-based stock options, time-based restricted stock unit awards, performance-based restricted stock unit awards and performance-based unit awards will be treated as described in “The Merger Agreement—Treatment of NexTier Equity-Based Awards.”

For additional information regarding the consideration to be received in the mergers, please see “The Merger Agreement—Merger Consideration.”

Q:	If I am a NexTier stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of certificates that represent eligible shares of NexTier common stock (“NexTier common stock certificates”), a letter of transmittal and, if applicable, instructions for the surrender of your NexTier common stock certificates will be mailed to you as promptly as reasonably practicable after the effective time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Patterson-UTI common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of Patterson-UTI common stock and dividends and other distributions on the shares of Patterson-UTI common stock payable under the merger agreement.

If you are a holder of book-entry shares representing eligible shares of NexTier common stock (“NexTier book-entry shares”), the exchange agent will send you, as promptly as reasonably practicable (and in any event, within five business days) after the effective time, the merger consideration, cash in lieu of any fractional shares of Patterson-UTI common stock and any dividends and other distributions on the shares of Patterson-UTI common stock issuable as merger consideration, in each case, that such holder has the right to receive.

No interest will be paid or accrued on any amount payable for shares of NexTier common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of NexTier common stock for the merger consideration, please see “The Merger Agreement—Exchange of Shares.”

Q:	What will holders of NexTier equity awards receive in the mergers?

A:	The merger agreement provides for the treatment set forth below with respect to the awards held by NexTier’s non-employee directors, executive officers and other employees at the effective time:

NexTier Stock Option Awards: Each NexTier stock option award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions as were applicable to such award as of immediately prior to the effective time, into an option to purchase a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Patterson-UTI common stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of NexTier common stock of such award immediately prior to the effective time, divided by (2) the exchange ratio.

NexTier Time-Based Restricted Stock Unit Awards: Each NexTier time-based restricted stock unit award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including forfeiture conditions, including vesting under any retirement programs, and dividend equivalent rights) as were applicable to such award as of immediately prior to the effective time, into an award covering a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award and (b) the exchange ratio.

NexTier Performance-Based Restricted Stock Unit Awards and Performance-Based Unit Awards: Each NexTier performance-based restricted stock unit award and performance-based unit award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting through the time-vesting date as set forth in the applicable award agreement, vesting under any retirement programs, and dividend equivalent rights, but excluding any continued performance-based vesting requirements) as were applicable to such award as of immediately prior to the effective time, into an award covering (or, with respect to performance-based unit awards, with a settlement value (as defined in the applicable award agreement pursuant to which the performance-based unit award was granted) determined by reference to) a number of shares of Patterson-UTI common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award (assuming the performance-based vesting requirements applicable to such award were achieved at the level of actual performance attained through immediately prior to the effective time) and (b) the exchange ratio.

For additional information regarding the treatment of NexTier equity awards, please see “The Merger Agreement—Treatment of NexTier Equity-Based Awards.”

Q:	Who will own Patterson-UTI immediately following the mergers?

A:

Patterson-UTI and NexTier estimate that, upon the closing of the mergers and assuming that the Ulterra acquisition is consummated prior to the closing, Patterson-UTI stockholders as of immediately prior to the mergers will hold approximately 59%, and NexTier stockholders as of immediately prior to the mergers will hold approximately 41%, of the issued and outstanding shares of Patterson-UTI common stock (without giving effect to any shares of Patterson-UTI common stock held by NexTier stockholders prior to the mergers). The exact equity stake of NexTier stockholders in Patterson-UTI immediately following the effective time will depend on the number of shares of Patterson-UTI common stock and NexTier common stock issued and outstanding immediately prior to the effective time.

Q:	What will be the composition of the board of directors and management of the combined company following the completion of the mergers?

A:

The combined company board will have 11 members, including (a) six directors designated by Patterson-UTI, which will include the Chief Executive Officer of Patterson-UTI as of immediately prior to the effective time, and (b) five directors designated by NexTier, which will include the President and Chief Executive Officer of NexTier as of immediately prior to the effective time. The Chairman of the Patterson-UTI board as of immediately prior to the effective time will serve as Chairman of the combined company board. The President and Chief Executive Officer of NexTier as of immediately prior to the effective time will serve as Vice Chairman of the combined company board.

At the first two annual meetings following the effective time, the combined company board will re-nominate each Patterson-UTI and NexTier designee then serving on the combined company board for re-election by stockholders, subject to certain exceptions. In addition, at the effective time and for two years thereafter, (i) the Nominating and Corporate Governance Committee will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the combined company board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the Chairman, Vice Chairman and Chief Executive Officer.

At the effective time, William A. Hendricks, Jr. will serve as the chief executive officer of the combined company, C. Andrew Smith will serve as the chief financial officer of the combined company, Kenneth Pucheu will be appointed to serve as the chief integration officer of the combined company, and Matthew Gillard will be appointed to serve as the head of the completions business unit of the combined company. For additional information, please see “The Mergers—Board of Directors and Management of the Combined Company.”

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the Patterson-UTI special meeting and the NexTier special meeting is very important and you are encouraged to submit a proxy as soon as possible. The mergers cannot be completed without, among other things, the approval of the Patterson-UTI merger proposals by Patterson-UTI stockholders and the approval of the NexTier merger proposal by NexTier stockholders.

Patterson-UTI. Approval of the Patterson-UTI stock issuance proposal requires the affirmative vote of the holders of shares of Patterson-UTI common stock representing a majority of votes properly cast on such proposal. Approval of the Patterson-UTI charter amendment proposal requires that the votes properly cast by the holders of shares of Patterson-UTI common stock for the proposal exceed the votes properly cast by such holders against such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for either proposal.

The Patterson-UTI adjournment proposal requires the affirmative vote of a majority of the shares of Patterson-UTI common stock, present in person or represented by proxy at the Patterson-UTI special meeting and entitled to vote thereon, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Regardless of whether there is a quorum, the chairman of the Patterson-UTI special meeting may also adjourn the Patterson-UTI special meeting.

NexTier. Approval of the NexTier merger proposal requires the affirmative vote of a majority of the outstanding shares of NexTier common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal. Approval of the NexTier compensation proposal requires the affirmative vote of a majority of the votes properly cast by the shares of NexTier common stock present or represented by proxy at the NexTier special meeting and entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

The NexTier adjournment proposal requires the affirmative vote of a majority of the shares of NexTier common stock present or represented by proxy at the NexTier special meeting and entitled to vote on such proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for such proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Regardless of whether there is a quorum, the chairman of the NexTier special meeting may also adjourn the NexTier special meeting.

Q:	How do the Patterson-UTI board and the NexTier board recommend that I vote?

A:

The Patterson-UTI board unanimously recommends that Patterson-UTI stockholders vote “FOR” the Patterson-UTI stock issuance proposal, “FOR” the Patterson-UTI charter amendment proposal and “FOR” the Patterson-UTI adjournment proposal. For additional information regarding how the Patterson-UTI board recommends that Patterson-UTI stockholders vote, see the section titled “The Mergers—Recommendation of the Patterson-UTI Board and Reasons for the Mergers.”

The NexTier board unanimously recommends that NexTier stockholders vote “FOR” the NexTier merger proposal, “FOR” the NexTier compensation proposal and “FOR” the NexTier adjournment proposal. For additional information regarding how the NexTier board recommends that NexTier stockholders vote, see the section titled “The Mergers—Recommendation of the NexTier Board and Reasons for the Mergers.”

Q:	Will the shares of Patterson-UTI common stock that I acquire in the mergers receive a dividend?

A:

After the closing of the mergers, as a holder of Patterson-UTI common stock, you will receive the same dividends on shares of Patterson-UTI common stock that all other holders of Patterson-UTI common stock will receive for any dividend with a record date that occurs after the effective time.

Q:	Will the shares of Patterson-UTI common stock received at the time of completion of the mergers be traded on an exchange?

A:

Yes. It is a condition to the consummation of the mergers that the shares of Patterson-UTI common stock issuable to NexTier stockholders in the mergers be approved for listing on the Nasdaq, upon official notice of issuance. Patterson-UTI common stock currently trades on the Nasdaq under the stock symbol “PTEN” and NexTier common stock currently trades on the NYSE under the stock symbol “NEX”. When the mergers are completed, the NexTier common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Q:	How will Patterson-UTI stockholders be affected by the mergers?

A:

Upon completion of the mergers, each Patterson-UTI stockholder will hold the same number of shares of Patterson-UTI common stock that such stockholder held immediately prior to completion of the mergers. As a result of the mergers, Patterson-UTI stockholders will own shares in a larger company with more assets. However, because Patterson-UTI will be issuing additional shares of Patterson-UTI common stock to NexTier stockholders in exchange for their eligible shares of NexTier common stock in the mergers, each share of Patterson-UTI common stock issued and outstanding immediately prior to the mergers will represent a smaller percentage of the aggregate number of shares of Patterson-UTI common stock issued and outstanding after the mergers.

Q:	What are the material U.S. federal income tax consequences of the integrated mergers to NexTier stockholders?

A:

Assuming that the integrated mergers are completed as currently contemplated, Patterson-UTI and NexTier intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to NexTier’s obligation to complete the mergers that it receive an opinion from Kirkland & Ellis LLP, counsel to NexTier, or Patterson-UTI’s counsel, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of NexTier common stock for shares of Patterson-UTI common stock pursuant to the first merger, except with respect to any cash received in lieu of fractional shares of Patterson-UTI common stock.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Each NexTier stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the integrated mergers to it.

Q:	When do Patterson-UTI and NexTier expect to complete the mergers?

A:

Patterson-UTI and NexTier currently expect to complete the mergers in 2023. However, neither Patterson-UTI nor NexTier can predict the actual date on which the mergers will be completed, nor can the parties ensure that the mergers will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Mergers—Regulatory Approvals” and “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	What happens if the mergers are not completed?

A:

If the NexTier merger proposal is not approved by the NexTier stockholders, the Patterson-UTI merger proposals are not approved by Patterson-UTI stockholders or the mergers are not otherwise completed for any other reason, NexTier stockholders will not receive any payment for shares of NexTier common stock they own. Instead, NexTier will remain an independent public company, NexTier common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and NexTier will continue to file periodic reports with the SEC.

Under specified circumstances, Patterson-UTI or NexTier may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” and “The Merger Agreement—Termination of the Merger Agreement—Expense Reimbursement.”

Q:	Who can vote at, and what are the record dates of, each of the Patterson-UTI special meeting and the NexTier special meeting?

A:

All Patterson-UTI stockholders who hold shares of Patterson-UTI common stock of record at the close of business on July 28, 2023, the record date for the Patterson-UTI special meeting (the “Patterson-UTI record date”), are entitled to receive notice of and to vote at the Patterson-UTI special meeting.

All NexTier stockholders who hold shares of NexTier common stock of record at the close of business on July 28, 2023, the record date for the NexTier special meeting (the “NexTier record date”), are entitled to receive notice of and to vote at the NexTier special meeting.

Q:	How many votes may I cast?

A:

Each issued and outstanding share of Patterson-UTI common stock entitles its holder of record to one vote on each matter to be considered at the Patterson-UTI special meeting. The Patterson-UTI stockholders of record on the Patterson-UTI record date are the only Patterson-UTI stockholders that are entitled to receive notice of, and to vote at, the Patterson-UTI special meeting.

Each issued and outstanding share of NexTier common stock entitles its holder of record to one vote on each matter to be considered at the NexTier special meeting. The NexTier stockholders of record on the NexTier record date are the only NexTier stockholders that are entitled to receive notice of, and to vote at, the NexTier special meeting.

Q:	What constitutes a quorum at each of the Patterson-UTI special meeting and the NexTier special meeting?

A:	In order for business to be conducted at the Patterson-UTI and NexTier special meetings, a quorum must be present.

Holders of shares of Patterson-UTI common stock entitling them to exercise a majority of the voting power of Patterson-UTI entitled to vote at the Patterson-UTI special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting.

A majority in voting power of the NexTier common stock issued and outstanding and entitled to vote at the NexTier special meeting, present in person, present by means of remote communication authorized by the NexTier board of directors or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting.

Abstentions and broker non-votes will be included in determining whether a quorum is present at each of the Patterson-UTI special meeting and the NexTier special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable proxy card or voting instruction form you received, or complete, sign, date, and return the applicable proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Patterson-UTI special meeting or the NexTier special meeting, as applicable.

For additional information on voting procedures, please see “Patterson-UTI Special Meeting” and “NexTier Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the Patterson-UTI board or the NexTier board, as applicable.

For additional information on voting procedures, please see “Patterson-UTI Special Meeting” and “NexTier Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the Patterson-UTI special meeting or the NexTier special meeting?

A:

You may receive more than one set of voting materials for the Patterson-UTI special meeting, the NexTier special meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Patterson-UTI common stock or your shares of NexTier common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Patterson-UTI common stock or NexTier common stock?

A:

If your shares of Patterson-UTI common stock are registered directly in your name with Patterson-UTI’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“Continental”), or your shares of NexTier common stock are registered directly in your name with NexTier’s registrar and transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by Patterson-UTI or NexTier, as applicable.

If your shares of Patterson-UTI common stock or NexTier common stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Patterson-UTI special meeting or the NexTier special meeting, as applicable.

Q:

If my shares of Patterson-UTI common stock or NexTier common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares of Patterson-UTI common stock or NexTier common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Patterson-UTI common stock or NexTier common stock, as applicable. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Patterson-UTI special meeting or the NexTier special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Patterson-UTI and NexTier do not expect any broker non-votes at the Patterson-UTI special meeting or the NexTier special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine. As a result, no broker will be permitted to vote your shares of Patterson-UTI common stock or NexTier common stock at the applicable special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have (i) no effect on the Patterson-UTI merger proposals or the Patterson-UTI adjournment proposal, for Patterson-UTI stockholders, or the NexTier compensation proposal or the NexTier adjournment proposal, for NexTier stockholders, and (ii) the same effect as a vote “AGAINST” the NexTier merger proposal, for the NexTier stockholders.

For additional information on voting procedures, please see “Patterson-UTI Special Meeting” and “NexTier Special Meeting.”

Q:	What do I do if I am a Patterson-UTI stockholder and I want to revoke my proxy?

A:	Patterson-UTI stockholders of record may revoke their proxies at any time before their shares of Patterson-UTI common stock are voted at the Patterson-UTI special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Patterson-UTI’s corporate secretary at Patterson-UTI’s principal executive offices at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas 77064, by no later than 10:59 p.m. local time on August 29, 2023;

•

delivering another proxy with a later date to Patterson-UTI’s corporate secretary at Patterson-UTI’s principal executive offices at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas 77064, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Patterson-UTI special meeting in person and voting his, her or its shares during the meeting; attendance at the Patterson-UTI special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Patterson-UTI corporate secretary before the proxy is exercised or unless you vote your shares in person during the Patterson-UTI special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.

For additional information, please see “Patterson-UTI Special Meeting.”

Q:	What do I do if I am a NexTier stockholder and I want to revoke my proxy?

A:	NexTier stockholders of record may revoke their proxies at any time before their shares of NexTier common stock are voted at the NexTier special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to NexTier’s corporate secretary at NexTier’s principal executive offices at 3990 Rogerdale Rd., Houston, Texas 77042 , by no later than 10:59 p.m. local time on August 29, 2023;

•

delivering another proxy with a later date to NexTier’s corporate secretary at NexTier’s principal executive offices at 3990 Rogerdale Rd., Houston, Texas 77042 , by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the NexTier special meeting in person and voting his, her or its shares during the meeting; attendance at the NexTier special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the NexTier corporate secretary before the proxy is exercised or unless you vote your shares in person during the NexTier special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.

For additional information, please see “NexTier Special Meeting.”

Q:	Are there any risks that I should consider as a Patterson-UTI stockholder or NexTier stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Patterson-UTI and NexTier contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Patterson-UTI common stock before the Patterson-UTI special meeting?

A:

The Patterson-UTI record date is prior to the date of the Patterson-UTI special meeting. If you sell or otherwise transfer your shares of Patterson-UTI common stock after the Patterson-UTI record date but before the Patterson-UTI special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Patterson-UTI common stock, you will retain your right to vote such shares at the Patterson-UTI special meeting but will otherwise transfer ownership of and the economic interest in your shares of Patterson-UTI common stock.

Q:	What happens if I sell or otherwise transfer my shares of NexTier common stock before the NexTier special meeting?

A:

The NexTier record date is prior to the date of the NexTier special meeting. If you sell or otherwise transfer your shares of NexTier common stock after the NexTier record date but before the NexTier special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of NexTier common stock, you will retain your right to vote such shares at the NexTier special meeting but will otherwise transfer ownership of and the economic interest in your shares of NexTier common stock.

Q:	What happens if I sell or otherwise transfer my shares of NexTier common stock before the completion of the mergers?

A:

Only NexTier stockholders as of immediately prior to the effective time will become entitled to receive the merger consideration. If you sell your shares of NexTier common stock prior to the completion of the mergers, you will not be entitled to receive the merger consideration by virtue of the mergers.

Q:	Do any of the officers or directors of Patterson-UTI have interests in the mergers that may differ from or be in addition to my interests as a Patterson-UTI stockholder?

A:

Yes. In considering the recommendation of the Patterson-UTI board that Patterson-UTI stockholders vote to approve the Patterson-UTI merger proposals, Patterson-UTI stockholders should be aware that, aside from their interests as stockholders of Patterson-UTI, Patterson-UTI’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Patterson-UTI stockholders generally. The Patterson-UTI board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the mergers, and in recommending the approval of the Patterson-UTI merger proposals.

For more information on these interests and quantification of certain of these interests, please see “The Mergers—Interests of Patterson-UTI Directors and Executive Officers in the Mergers.”

Q:	Do any of the officers or directors of NexTier have interests in the mergers that may differ from or be in addition to my interests as a NexTier stockholder?

A:

Yes. In considering the recommendation of the NexTier board that NexTier stockholders vote to approve the NexTier merger proposal and the NexTier compensation proposal, NexTier stockholders should be aware that, aside from their interests as stockholders of NexTier, NexTier’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of NexTier stockholders generally. The NexTier board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the mergers, and in recommending the approval of the NexTier merger proposal and the NexTier compensation proposal.

For more information on these interests and quantification of certain of these interests, please see “The Mergers—Interests of NexTier Directors and Executive Officers in the Mergers.”

Q:

If I am a Patterson-UTI stockholder and I oppose either of the Patterson-UTI merger proposals or if I am a NexTier stockholder and I oppose the NexTier merger proposal, but all such proposals are approved, what are my rights?

A:

Under Delaware law, Patterson-UTI stockholders are not entitled to dissenters’ or appraisal rights in connection with either of the Patterson-UTI merger proposals as contemplated by the merger agreement.

Because shares of NexTier common stock are listed on the NYSE and holders of eligible shares of NexTier common stock are not required to receive consideration other than shares of Patterson-UTI common stock, which are listed on the Nasdaq, and any cash received in lieu of fractional shares of Patterson-UTI common stock in the mergers, NexTier stockholders are not entitled to exercise dissenters’ or appraisal rights under Delaware law in the mergers.

For more information regarding appraisal rights, please see “The Mergers—Appraisal Rights or Dissenters’ Rights”.

Q:	Where can I find voting results of the Patterson-UTI special meeting and the NexTier special meeting?

A:

Patterson-UTI and NexTier intend to announce their respective preliminary voting results at each of the Patterson-UTI and NexTier special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Patterson-UTI and NexTier special meetings. All reports that Patterson-UTI and NexTier file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Patterson-UTI and NexTier?

A:	You can find more information about Patterson-UTI and NexTier from various sources described in “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the Patterson-UTI special meeting, the NexTier special meeting or the transactions contemplated by the merger agreement?

A:

If you have any questions about the Patterson-UTI special meeting, the NexTier special meeting, the mergers, the Patterson-UTI merger proposals, the NexTier merger proposal, the NexTier compensation proposal or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Patterson-UTI stockholders:

Patterson-UTI Energy, Inc.

Attn: Investor Relations

10713 W. Sam Houston Pkwy N., Suite 800

Houston, Texas 77064

(281) 765-7100

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: 800-322-2995

Email: proxy@mackenziepartners.com

For NexTier stockholders:

NexTier Oilfield Solutions Inc.

Attn: Investor Relations

3900 Rogerdale Rd.

Houston, Texas 77042

(713) 325-6000

Morrow Sodali, LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: NEX@investor.morrowsodali.com

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the mergers and the matters being voted on by Patterson-UTI and NexTier stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein and to which Patterson-UTI and NexTier refer you. Items in this summary include page references directing you to a more complete description of the topics. See “Where You Can Find More Information.”

The Parties

Patterson-UTI Energy, Inc.

Patterson-UTI is a Houston, Texas-based oilfield services company that primarily owns and operates in the United States one of the largest fleets of land-based drilling rigs and a large fleet of pressure pumping equipment. Patterson-UTI is a Delaware corporation, formed in 1993, and its common stock is listed and traded on the Nasdaq under the ticker symbol “PTEN”. Patterson-UTI’s principal executive office is located at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas, 77064 and its telephone number is (281) 765-7100.

Additional information about Patterson-UTI and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 184.

Pecos Merger Sub Inc.

Merger Sub Inc., a direct wholly owned subsidiary of Patterson-UTI, is a Delaware corporation formed on June 12, 2023, for the purpose of effecting the first merger. Under the merger agreement, Merger Sub Inc. will merge with and into NexTier, with NexTier surviving the merger as the surviving corporation and a direct wholly owned subsidiary of Patterson-UTI. Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Pecos Second Merger Sub LLC

Merger Sub LLC, a direct wholly owned subsidiary of Patterson-UTI, is a Delaware limited liability company formed on June 12, 2023, for the purpose of effecting the second merger. Under the merger agreement, following the consummation of the first merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as the surviving company and a direct wholly owned subsidiary of Patterson-UTI. Merger Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

NexTier Oilfield Solutions Inc.

NexTier is a predominately U.S. land focused oilfield service company, with a diverse set of well completion and production services across a variety of active and demanding basins. Shares of NexTier common stock are traded on the NYSE under the symbol “NEX”. The principal executive offices of NexTier are located at 3990 Rogerdale Rd., Houston, Texas 77042 and its telephone number is (713) 325-6000.

Additional information about NexTier and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 184.

The Mergers (See page 67)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub Inc. will merge with and into NexTier, with NexTier surviving the merger as the surviving corporation and a direct wholly owned subsidiary of Patterson-UTI. Immediately following the effective time, NexTier, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Patterson-UTI. At the effective time, each eligible share of NexTier common stock (including each NexTier restricted stock award) will be converted automatically into the right to receive 0.7520 shares of Patterson-UTI common stock, with cash paid in lieu of the issuance of any fractional shares of Patterson-UTI common stock. In addition, NexTier and Patterson-UTI will take, or cause to be taken, all actions necessary so that at the effective time, NexTier’s issued and outstanding stock options, time-based restricted stock unit awards, performance-based restricted stock unit awards and performance-based unit awards will be treated as described in “The Merger Agreement—Treatment of NexTier Equity-Based Awards.”

Patterson-UTI Special Meeting (See page 50)

The special meeting of Patterson-UTI stockholders will be held at Patterson-UTI’s executive offices at 10713 West Sam Houston Parkway N., Suite 125, Houston, Texas 77064 on August 30, 2023 at 10:00 a.m., local time. The special meeting of Patterson-UTI stockholders is being held to consider and vote on:

1.	a proposal to approve the issuance of shares of Patterson-UTI common stock to NexTier stockholders in the mergers contemplated by the merger agreement;

2.	a proposal to approve an amendment of Patterson-UTI’s certificate of incorporation to increase the number of authorized shares of Patterson-UTI common stock from 400 million to 800 million; and

3.

a proposal to approve the adjournment of the Patterson-UTI special meeting to solicit additional proxies if there are not sufficient votes at the time of the Patterson-UTI special meeting to approve the Patterson-UTI merger proposals.

Completion of the mergers is conditioned on approval by Patterson-UTI stockholders of the Patterson-UTI merger proposals, but not the Patterson-UTI adjournment proposal.

Only record holders of shares of Patterson-UTI common stock at the close of business on July 28, 2023, the record date for the Patterson-UTI special meeting, are entitled to notice of, and to vote at, the Patterson-UTI special meeting. At the close of business on the record date, the only outstanding voting securities of Patterson-UTI were common stock, and [                 ] shares of Patterson-UTI common stock were issued and outstanding, of which approximately [                 ] were owned and entitled to be voted by Patterson-UTI directors and executive officers. The Patterson-UTI directors and executive officers are currently expected to vote their shares in favor of each Patterson-UTI proposal listed above.

With respect to each Patterson-UTI proposal listed above, Patterson-UTI stockholders may cast one vote for each share of Patterson-UTI common stock that they own as of the Patterson-UTI record date. Approval of the Patterson-UTI stock issuance proposal requires the affirmative vote of the holders of shares of Patterson-UTI common stock representing a majority of votes properly cast on such proposal. Approval of the Patterson-UTI charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of

Patterson-UTI common stock entitled to vote on such proposal. The Patterson-UTI adjournment proposal requires the affirmative vote of a majority of the shares of Patterson-UTI common stock, present in person or represented by proxy at the Patterson-UTI special meeting and entitled to vote thereon, regardless of whether there is a quorum.

No business may be transacted at the Patterson-UTI special meeting unless a quorum is present. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the Patterson-UTI merger proposals, then the chairman of the meeting has the power to adjourn the meeting, or, alternatively, Patterson-UTI stockholders may be asked to vote on a proposal to adjourn the Patterson-UTI special meeting in order to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the date, time and place of the resumption of the meeting are not announced at the adjourned meeting, the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

The Patterson-UTI board unanimously recommends that the Patterson-UTI stockholders vote “FOR” the Patterson-UTI stock issuance proposal, “FOR” the Patterson-UTI charter amendment proposal and “FOR” the Patterson-UTI adjournment proposal.

For additional information on the recommendation of the Patterson-UTI board, please see “The Mergers—Recommendation of the Patterson-UTI Board and Reasons for the Mergers.”

NexTier Special Meeting (See page 59)

The special meeting of NexTier stockholders will be held at NexTier’s corporate headquarters at 3990 Rogerdale Road, Houston, Texas 77042, on August 30, 2023 at 10:00 a.m., local time. The special meeting of NexTier stockholders is being held to consider and vote on:

1.	a proposal to adopt the merger agreement;

2.	a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NexTier’s named executive officers in connection with the mergers; and

3.

a proposal to approve the adjournment of the NexTier special meeting to solicit additional proxies if there are not sufficient votes at the time of the NexTier special meeting to approve the NexTier merger proposal.

Completion of the mergers is conditioned on approval by NexTier stockholders of the NexTier merger proposal, but not on approval by NexTier stockholders of the NexTier compensation proposal or the NexTier adjournment proposal.

Only record holders of shares of NexTier common stock at the close of business on July 28, 2023, the record date for the NexTier special meeting, are entitled to notice of, and to vote at, the NexTier special meeting. At the close of business on the record date, the only outstanding voting securities of NexTier were common stock, and [                ] shares of NexTier common stock were issued and outstanding, of which approximately [                ] were owned and entitled to be voted by NexTier directors and executive officers. The NexTier directors and executive officers are currently expected to vote their shares in favor of each NexTier proposal listed above.

Concurrently with the execution of the merger agreement, Patterson-UTI entered into a support agreement and irrevocable proxy (the “Keane support agreement”) with Keane Investor Holdings, LLC (“Keane Investor”), which owned approximately 14.2% of the outstanding shares of NexTier common stock as of the date of the

Keane support agreement, and Cerberus Capital Management, L.P. (“Cerberus”), an affiliate of Keane Investor, pursuant to which Keane Investor has agreed, subject to the terms and conditions thereof, to vote the shares of NexTier common stock it owns at the time of the NexTier special meeting, if any, in a manner to facilitate the consummation of the mergers.

With respect to each NexTier proposal listed above, NexTier stockholders may cast one vote for each share of NexTier common stock that they own as of the NexTier record date. Approval of the NexTier merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NexTier common stock entitled to vote on such proposal. Approval of the NexTier compensation proposal requires the affirmative vote of a majority of the votes properly cast by the shares of NexTier common stock present or represented by proxy at the NexTier special meeting and entitled to vote on such proposal. The NexTier adjournment proposal requires the affirmative vote of a majority of the shares of NexTier common stock present or represented by proxy at the NexTier special meeting and entitled to vote on such proposal, regardless of whether there is a quorum.

No business may be transacted at the NexTier special meeting unless a quorum is present. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the NexTier merger proposal, then the chairman of the meeting has the power to adjourn the meeting, or, alternatively, NexTier stockholders may be asked to vote on a proposal to adjourn the NexTier special meeting in order to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the date, time and place of the resumption of the meeting are not announced at the adjourned meeting, the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

The NexTier board unanimously recommends that the NexTier stockholders vote “FOR” the NexTier merger proposal, “FOR” the NexTier compensation proposal and “FOR” the NexTier adjournment proposal.

For additional information on the recommendation of the NexTier board, please see “The Mergers—Recommendation of the NexTier Board and Reasons for the Mergers.”

Opinion of Patterson-UTI’s Financial Advisor (See page 93 and Annex B)

Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Patterson-UTI board that, as of June 14, 2023 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Patterson-UTI.

The full text of the written opinion of Goldman Sachs, dated June 14, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Patterson-UTI board in connection with its consideration of the mergers. Goldman Sachs’ opinion is not a recommendation as to how any holder of Patterson-UTI common stock should vote with respect to the Patterson-UTI merger proposals or any other matter. Pursuant to an engagement letter between Patterson-UTI and Goldman Sachs, Patterson-UTI has agreed to pay Goldman Sachs a transaction fee of approximately $17 million, $3 million of which became payable upon the announcement of the mergers, and the remainder of which is contingent upon consummation of the mergers.

For a further discussion of Goldman Sachs’ opinion, see “The Mergers—Opinion of Patterson-UTI’s Financial Advisor.”

Opinion of NexTier’s Financial Advisor (See page 100 and Annex C)

At the meeting of the NexTier board on June 14, 2023 to evaluate and approve the merger agreement and the transactions contemplated by the merger agreement, Moelis & Company LLC (“Moelis”) delivered an oral opinion, which was confirmed by delivery of a written opinion, dated June 14, 2023, addressed to the NexTier board to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the exchange ratio in the first merger was fair from a financial point of view to the holders of NexTier common stock.

The full text of Moelis’ written opinion dated June 14, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the NexTier board (solely in its capacity as such) in its evaluation of the mergers. Moelis’ opinion is limited solely to the fairness from a financial point of view of the exchange ratio in the first merger to the holders of NexTier common stock, and does not address NexTier’s underlying business decision to effect the mergers or the relative merits of the mergers as compared to any alternative business strategies or transactions that might be available to NexTier. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of NexTier or Patterson-UTI should vote or act with respect to the mergers or any other matter.

For a further discussion of Moelis’ opinion, see “The Mergers—Opinion of NexTier’s Financial Advisor.”

Board of Directors and Management of the Combined Company (See page 111)

The combined company board will have 11 members, including (a) six directors designated by Patterson-UTI, which will include the Chief Executive Officer of Patterson-UTI as of immediately prior to the effective time, and (b) five directors designated by NexTier, which will include the President and Chief Executive Officer of NexTier as of immediately prior to the effective time. The Chairman of the Patterson-UTI board as of immediately prior to the effective time will serve as Chairman of the combined company board. The President and Chief Executive Officer of NexTier as of immediately prior to the effective time will serve as Vice Chairman of the combined company board.

At the first two annual meetings following the effective time, the combined company board will re-nominate each Patterson-UTI and NexTier designee then serving on the combined company board for re-election by stockholders, subject to certain exceptions. In addition, at the effective time and for two years thereafter, (i) the Nominating and Corporate Governance Committee will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the combined company board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the Chairman, Vice Chairman and Chief Executive Officer.

At the effective time, William A. Hendricks, Jr. will serve as the chief executive officer of the combined company, C. Andrew Smith will serve as the chief financial officer of the combined company, Kenneth Pucheu will be appointed to serve as the chief integration officer of the combined company, and Matthew Gillard will be appointed to serve as the head of the completions business unit of the combined company. For additional information, please see “The Mergers—Board of Directors and Management of the Combined Company.”

Appraisal Rights or Dissenters’ Rights (See page 126)

The stockholders of Patterson-UTI and NexTier are not entitled to appraisal rights or dissenters’ rights in connection with the mergers.

Material U.S. Federal Income Tax Consequences (See page 122)

Assuming that the integrated mergers are completed as currently contemplated, Patterson-UTI and NexTier intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to NexTier’s obligation to complete the mergers that it receive an opinion from Kirkland & Ellis LLP, counsel to NexTier, or Patterson-UTI’s counsel, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of NexTier common stock for shares of Patterson-UTI common stock pursuant to the first merger, except with respect to any cash received in lieu of fractional shares of Patterson-UTI common stock.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Each NexTier stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the mergers to it.

Accounting Treatment of the Mergers (See page 125)

Patterson-UTI prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination, using the acquisition method of accounting with Patterson-UTI being considered the acquirer of NexTier for accounting purposes. This means that Patterson-UTI will record all assets acquired and liabilities assumed from NexTier at their acquisition date fair values at the effective date of the mergers.

Regulatory Approvals (See page 125)

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. Patterson-UTI and NexTier each filed an HSR Act notification with the FTC and the DOJ on June 27, 2023. The 30-day waiting period under the HSR Act with respect to the mergers expired at 11:59 p.m., Eastern time, on July 27, 2023.

At any time before or after consummation of the mergers, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Patterson-UTI or NexTier or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

Patterson-UTI has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Patterson-UTI common stock issuable upon the effective time will be registered with the SEC.

Nasdaq

In addition, the completion of the mergers is subject to approval for listing on the Nasdaq of the shares of Patterson-UTI common stock to be issued in the mergers, subject to official notice of issuance.

Termination of NexTier Indebtedness (See page 126)

Prior to the closing, NexTier will deliver to Patterson-UTI duly executed payoff letters from the lenders or the lenders’ agents under the NexTier credit agreements, each of which will provide that upon payment of the amount specified in such payoff letter all outstanding obligations of NexTier and its subsidiaries arising under or related to the applicable NexTier credit agreement will be repaid, discharged and extinguished in full and all encumbrances in connection therewith will be released.

For a more detailed discussion on the treatment of NexTier’s indebtedness in connection with the mergers, please see “The Mergers—Treatment of NexTier Indebtedness.”

Treatment of NexTier Equity-Based Awards (See page 128)

The merger agreement provides for the treatment set forth below with respect to the awards held by NexTier’s non-employee directors, executive officers and other employees at the effective time:

NexTier Stock Option Awards: Each NexTier stock option award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions as were applicable to such award as of immediately prior to the effective time, into an option to purchase a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Patterson-UTI common stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of NexTier common stock of such award immediately prior to the effective time, divided by (2) the exchange ratio.

NexTier Time-Based Restricted Stock Unit Awards: Each NexTier time-based restricted stock unit award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including forfeiture conditions, including vesting under any retirement programs, and dividend equivalent rights) as were applicable to such award as of immediately prior to the effective time, into an award covering a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award and (b) the exchange ratio.

NexTier Performance-Based Restricted Stock Unit Awards and Performance-Based Unit Awards: Each NexTier performance-based restricted stock unit award and performance-based unit award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting through the time-vesting date as set forth in the applicable award agreement, vesting under any retirement programs, and dividend equivalent rights, but excluding any continued performance-based vesting requirements) as were applicable to such award as of immediately prior to the effective time, into an award covering (or, with respect to performance-based unit awards, with a settlement value (as defined in the applicable award agreement pursuant to which the performance-based unit award was granted) determined by reference to) a number of shares of Patterson-UTI common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award (assuming the performance-based vesting requirements applicable to such award were achieved at the level of actual performance attained through immediately prior to the effective time) and (b) the exchange ratio.

For additional information regarding the treatment of NexTier equity awards, please see “The Merger Agreement—Treatment of NexTier Equity-Based Awards.”

Listing of Patterson-UTI Common Stock; Delisting and Deregistration of NexTier Common Stock (See page 126)

It is a condition to the consummation of the mergers that the shares of Patterson-UTI common stock issuable to NexTier stockholders in the mergers be approved for listing on the Nasdaq, subject to official notice of issuance.

Shares of Patterson-UTI common stock currently trade on the Nasdaq under the stock symbol “PTEN” and shares of NexTier common stock currently trade on the NYSE under the stock symbol “NEX”. When the mergers are completed, the NexTier common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

No Solicitation; Recommendations (See page 138)

Subject to certain exceptions, each of Patterson-UTI and NexTier has agreed that it will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and their respective subsidiaries’ directors, officers, employees, financial advisors, accountants and other advisors, agents or representatives not to, directly or indirectly initiate, solicit, knowingly encourage or knowingly facilitate or discuss or negotiate with any person, or furnish any nonpublic information or data to any person, with respect to an acquisition proposal (as defined herein). For a more detailed discussion of the ability of Patterson-UTI and NexTier to consider other proposals, please see “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals.”

Conditions Precedent to the Mergers (See page 150)

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	receipt of the NexTier required vote;

•	receipt of the Patterson-UTI required vote;

•	the shares of Patterson-UTI common stock issuable in accordance with the merger agreement being approved for listing on the Nasdaq;

•

expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the mergers, and no written agreement being in effect with any governmental entity not to consummate the mergers;

•	no law or governmental order being in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the mergers; and

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becoming effective, no stop order suspending the effectiveness of the registration statement being issued and remaining in effect, and no proceedings for that purpose having been commenced or threatened in writing by the SEC.

The obligations of Patterson-UTI to effect the mergers are also subject to the satisfaction, or waiver by Patterson-UTI, at or prior to the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of NexTier as follows:

•

the representations and warranties of NexTier regarding organization, good standing and qualification, corporate authority and approval, no violations, absence of certain changes and takeover statutes and rights plans must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

•

the representation of NexTier regarding its capital structure must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of NexTier set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to NexTier;

•	NexTier’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date; and

•

the receipt by Patterson-UTI of a certificate of the chief executive officer or chief financial officer of NexTier certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied.

The obligations of NexTier to effect the mergers are also subject to the satisfaction, or waiver by NexTier, at or prior to the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of Patterson-UTI as follows:

•

the representations and warranties of Patterson-UTI regarding organization, good standing and qualification, corporate authority and approval, no violations, absence of certain changes, takeover statutes and rights plans and merger subs must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

•

the representation of Patterson-UTI regarding its capital structure must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of Patterson-UTI set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Patterson-UTI;

•	Patterson-UTI’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date; and

•

the receipt by NexTier of a certificate of the chief executive officer or chief financial officer of Patterson-UTI certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•	Patterson-UTI having taken the specified actions regarding post-closing governance of Patterson-UTI as provided in the merger agreement; and

•

the receipt by NexTier of a written opinion from NexTier’s outside legal counsel (or if NexTier’s outside legal counsel is unable to deliver such opinion, Patterson-UTI’s outside legal counsel), dated as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

As further discussed under the section titled “Risk Factors,” neither Patterson-UTI nor NexTier can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

Termination of the Merger Agreement (See page 152)

Patterson-UTI and NexTier may mutually agree in writing to terminate the merger agreement before consummating the mergers.

In addition, either Patterson-UTI or NexTier may terminate the merger agreement if:

•

the mergers have not been completed by 5:00 p.m. (Eastern time) on March 14, 2024, which date will be automatically extended for an additional 90 days (as applicable, the “outside date”) if certain conditions relating to any antitrust law have not been satisfied or waived on or prior to the outside date but all other conditions to closing have been satisfied or are capable of being satisfied at that time or waived, although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the mergers to occur on or before such date and such action or failure constitute a material breach of the merger agreement by such party (such termination, an “outside date termination”);

•

a governmental order permanently restraining, enjoining, or otherwise prohibiting consummation of the mergers has become final and non-appealable, and the party seeking to terminate the merger agreement as described in this bullet point has used reasonable best efforts to prevent the entry of and to remove such governmental order in accordance with the merger agreement, although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the mergers to occur on or before such date and such action or failure to act constitute a material breach of the merger agreement by such party (such termination, a “regulatory restraint termination event”); or

•

the NexTier required vote or Patterson-UTI required vote has not been obtained at the applicable special meeting (or, if the applicable special meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the NexTier merger proposal or the Patterson-UTI merger proposals, as applicable, was taken, although such right to terminate will not be available to the terminating party where the failure to obtain the NexTier required vote or the Patterson-UTI required vote, as applicable, was caused by the action or failure to act of such party and such action or failure constitutes a material breach of the merger agreement by such party (such termination, as applicable, a “NexTier no vote termination” or “Patterson-UTI no vote termination”).

In addition, NexTier may terminate the merger agreement prior to the effective time:

•	prior to the receipt of the Patterson-UTI required vote, if the Patterson-UTI board has made a change of recommendation;

•

if at any time prior to the effective time, there has been a breach by Patterson-UTI of any of its representations, warranties, covenants or agreements set forth in the merger agreement (other than with respect to the non-solicitation covenant) such that the conditions to closing relating to accuracy of representations and warranties and performance of covenants would not be satisfied (“terminable breach”) (and such breach is not cured within 30 days of receipt by Patterson-UTI of written notice of such breach by NexTier), except that this right to terminate the merger agreement is not available if NexTier is then in terminal breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•	if at any time prior to the effective time, there has been a material breach by Patterson-UTI of its non-solicitation covenant.

In addition, Patterson-UTI may terminate the merger agreement prior to the effective time:

•	prior to the receipt of the NexTier required vote, if the NexTier board has made a change of recommendation;

•

if at any time prior to the effective time, NexTier is in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement (other than with respect to the non-solicitation covenant) (and such breach is not cured within 30 days of receipt by NexTier of written notice of such breach by Patterson-UTI), except that this right to terminate the merger agreement is not available if Patterson-UTI is then in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•	if at any time prior to the effective time, there has been a material breach by NexTier of its non-solicitation covenants.

Termination Fees and Expense Reimbursement (See page 153)

Termination Fees Payable by Patterson-UTI

Patterson-UTI will be required to pay to NexTier a termination fee of $72.98 million if the merger agreement is terminated:

•	by either party pursuant to an outside date termination or a Patterson-UTI no vote termination, or by NexTier pursuant to a Patterson-UTI terminable breach, and, in either case:

•

a bona fide acquisition proposal with respect to Patterson-UTI has been publicly announced or otherwise received by the Patterson-UTI board after the date of the merger agreement and prior to the Patterson-UTI stockholder meeting (in the case of a Patterson-UTI no vote termination) or the date of termination (in the case of an outside date termination or Patterson-UTI terminable breach); and

•

within nine months after such termination, (i) Patterson-UTI or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Patterson-UTI or (ii) there has been consummated any acquisition proposal with respect to Patterson-UTI (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”);

•	by NexTier following a material breach by Patterson-UTI of its non-solicitation obligations under the merger agreement or a change of recommendation by Patterson-UTI; or

•

by either NexTier or Patterson-UTI pursuant to a Patterson-UTI no vote termination (and, at the time of such termination, NexTier had the right to terminate the merger agreement as a result of a change of recommendation by Patterson-UTI).

Termination Fees Payable by NexTier

NexTier will be required to pay to Patterson-UTI a termination fee of $60.875 million if the merger agreement is terminated:

•	by either party pursuant to an outside date termination or a NexTier no vote termination, or by Patterson-UTI pursuant to a NexTier terminable breach, and, in either case:

•

a bona fide acquisition proposal with respect to NexTier has been publicly announced or otherwise received by the NexTier board after the date of the merger agreement and prior to NexTier stockholder meeting (in the case of a NexTier no vote termination) or the date of termination (in the case of an outside date termination or NexTier terminable breach); and

•

within nine months after such termination, (i) NexTier or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to NexTier or (ii) there has been consummated any acquisition proposal with respect to NexTier (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”);

•	by Patterson-UTI following a material breach by NexTier of its non-solicitation obligations under the merger agreement or a change of recommendation by NexTier; or

•

by either NexTier or Patterson-UTI pursuant to a NexTier no vote termination (and, at the time of such termination, Patterson-UTI had the right to terminate the merger agreement as a result of a change of recommendation by NexTier).

Expenses

If the merger agreement is terminated by (i) either NexTier or Patterson-UTI pursuant to a NexTier no vote termination, then promptly, but in no event later than, in the case of such termination by Patterson-UTI, three business days or, in the case of such termination by NexTier, one business day after the date of such termination, or (ii) Patterson-UTI pursuant to a NexTier terminable breach, then promptly, but in no event later than three business days, NexTier will pay to Patterson-UTI all of the documented out-of-pocket transaction expenses of Patterson-UTI up to a maximum amount equal to $10.15 million (provided that any such amounts paid will be credited (without interest) against any termination fee paid by NexTier to Patterson-UTI pursuant to the terms of the merger agreement).

If the merger agreement is terminated by (i) either NexTier or Patterson-UTI pursuant to a Patterson-UTI no vote termination, then promptly, but in no event later than, in the case of such termination by NexTier, three business days or, in the case of such termination by Patterson-UTI, one business day after the date of such termination, or (ii) NexTier pursuant to a Patterson-UTI terminable breach, then promptly, but in no event later than three business days, Patterson-UTI will pay to NexTier all of the documented out-of-pocket transaction expenses of NexTier up to a maximum amount equal to $10.15 million (provided that any such amounts paid will be credited (without interest) against any termination fee paid by Patterson-UTI to NexTier pursuant to the terms of the merger agreement).

Specific Performance (See page 155)

In addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement.

Closing and Effective Time of the Mergers (See page 128)

Unless Patterson-UTI and NexTier otherwise agree, the closing of the mergers will take place on the second business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the mergers set forth in the merger agreement (other than those conditions that by their nature must be satisfied or (to the extent permissible) waived at the closing, but subject to the satisfaction or waiver of those conditions) is satisfied or (to the extent permissible) waived in accordance with the merger agreement.

Upon the terms and subject to the provisions of the merger agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), as applicable, as soon as practicable on the closing date, the applicable parties will (i) file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, to effect the first merger and (ii) file a certificate of merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the second merger, which will be effective one minute after the effectiveness of the first merger.

Patterson-UTI and NexTier are working to complete the merger prior to the outside date of March 14, 2024 (subject to extension in certain circumstances to June 12, 2024 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the mergers being completed at a different time, or not at all. (Please see “The Merger Agreement—Conditions to the Completion of the Merger”).

Comparison of Stockholders’ Rights (See page 173)

NexTier stockholders receiving Patterson-UTI common stock in the mergers will have different rights once they become stockholders of Patterson-UTI due to differences between the governing documents of Patterson-UTI and NexTier. These differences are described in more detail in “Comparison of Stockholders’ Rights.”

Risk Factors (See page 37)

Before voting at the Patterson-UTI special meeting or the NexTier special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the specific risk factors in the section titled “Risk Factors.”

Ulterra Acquisition

On July 3, 2023, Patterson-UTI and two of its wholly owned subsidiaries entered into a merger agreement with BEP Diamond Holdings Corp. (“Ulterra”), which indirectly owns all of the outstanding equity interests of Ulterra Drilling Technologies, L.P., and BEP Diamond, as sole stockholder of Ulterra (the “Ulterra stockholder”), pursuant to which, upon the terms and subject to the conditions set forth therein, Patterson-UTI will acquire Ulterra through a series of mergers. Under the terms and conditions of the Ulterra merger agreement, the aggregate initial consideration to be paid by Patterson-UTI to the Ulterra stockholder in the Ulterra acquisition consists of 34.9 million shares of Patterson-UTI common stock and an amount of cash equal to $370.0 million, subject to customary purchase price adjustments set forth in the Ulterra merger agreement relating to cash, net working capital, indebtedness and transaction expenses of Ulterra as of the closing of the Ulterra acquisition. In addition to such consideration, the Ulterra merger agreement includes an earnout, providing that, if the trading price of Patterson-UTI common stock (determined by reference to the volume weighted average sales price per share calculated for the 30-trading day period ending with the last complete trading day prior to the closing of the Ulterra acquisition) is less than $10.90 per share, then the Ulterra stockholder may, subject to the terms and conditions of the Ulterra merger agreement, be entitled to receive additional consideration based on the performance of Ulterra during 2024 in an aggregate amount up to approximately $14.0 million.

The closing of the Ulterra acquisition is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) subject to specified materiality standards, the accuracy of the representations and warranties of each party, (ii) compliance by each other party in all material respects with their respective covenants, (iii) the applicable waiting period under the HSR Act having expired or been terminated, (iv) there being no law, injunction or order by a governmental body prohibiting the consummation of the Ulterra acquisition, (v) there being no material adverse effect (as defined in the Ulterra merger agreement) with regard to Ulterra and (vi) the approval for listing of Patterson-UTI common stock to be issued in accordance with the terms of the Ulterra merger agreement on the Nasdaq.

In connection with the closing, Patterson-UTI and the Ulterra stockholder will enter into a registration rights agreement with respect to the shares of Patterson-UTI common stock issued in the Ulterra acquisition.

On July 3, 2023, the Ulterra stockholder entered into a support agreement and irrevocable proxy with NexTier (the “Blackstone support agreement”). The Blackstone support agreement includes covenants as to the voting of the shares of Patterson-UTI common stock to be issued in the Ulterra acquisition that are held by the Ulterra stockholder at the time of the Patterson-UTI special meeting in a manner to facilitate the consummation of the mergers. The Blackstone support agreement also provides for a lockup on transfers of such shares for a period ending on the earlier of 120 days following the closing of the Ulterra acquisition and the date that Patterson-UTI obtains the Patterson-UTI required vote. As of the record date, the Ulterra stockholder did not own any shares of Patterson-UTI common stock and, accordingly, will not be entitled to vote any shares of Patterson-UTI common stock issued in the Ulterra acquisition at the Patterson-UTI special meeting.

Ulterra is a manufacturer and global distributor of drilling equipment through its locations in North America and internationally, which are geographically positioned to serve the energy and mining markets in over 30 countries. Ulterra’s drilling equipment is used in oil and gas exploration and production and in mining operations. Ulterra has manufacturing facilities located in Fort Worth, Texas, Leduc, Alberta and Saudi Arabia and repair facilities located in Argentina, Colombia, Oman and Saudi Arabia.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PATTERSON-UTI

The following table sets forth selected historical consolidated financial data that has been derived from Patterson-UTI’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2022, as well as from Patterson-UTI’s unaudited consolidated financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, and the related notes thereto. This disclosure does not include the effects of the mergers. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Patterson-UTI or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Patterson-UTI’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Patterson-UTI’s Annual Report on Form 10-K for the year ended December 31, 2022 (as amended) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2019 and 2018 and selected balance sheet data as of December 31, 2020, 2019 and 2018 have been derived from Patterson-UTI’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2023	2022	2022	2021	2020	2019	2018
Statement of operations data:
Operating revenues:
Contract drilling	$419,026	$256,640	$1,316,672	$664,030	$669,126	$1,308,350	$1,430,492
Pressure pumping	293,268	189,590	1,022,413	523,756	336,111	868,694	1,573,396
Directional drilling	56,263	43,334	216,498	111,481	73,356	188,786	209,275
Other	23,245	19,811	92,009	57,814	45,656	104,855	113,834

Total operating revenues	791,802	509,375	2,647,592	1,357,081	1,124,249	2,470,685	3,326,997

Operating costs and expenses:
Contract drilling	230,358	176,706	832,180	463,456	380,822	785,355	885,704
Pressure pumping	220,116	157,468	781,385	475,953	310,261	724,788	1,263,850
Directional drilling	48,046	36,954	179,135	101,628	69,050	178,645	175,829
Other	14,139	12,084	53,850	40,911	41,790	84,909	77,104
Depreciation, depletion, amortization and impairment	128,180	116,938	438,945	849,178	670,910	1,003,873	916,318
Impairment of goodwill	—	—	—	—	395,060	17,800	211,129
Selling, general and administrative	30,566	27,461	116,589	92,382	97,611	133,513	134,071
Credit loss expense	—	—	—	(1,500)	5,606	5,683	—
Merger and integration expenses	—	1,863	2,069	12,060	—	—	2,738
Restructuring expenses	—	—	—	—	38,338	—	—
Other operating (income) expenses, net	(5,566)	(1,218)	(12,592)	763	7,059	(2,305)	(17,569)

Total operating costs and expenses	665,839	528,256	2,436,561	2,034,831	2,016,507	2,932,261	3,649,174

Operating income (loss)	125,963	(18,881)	211,031	(677,750)	(892,258)	(461,576)	(322,177)

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2023	2022	2022	2021	2020	2019	2018
Other income (expense):
Interest income	1,240	15	360	222	1,254	6,013	5,597
Interest expense, net of amount capitalized	(8,826)	(10,565)	(40,256)	(41,978)	(40,770)	(75,204)	(51,578)
Other	1,486	1,582	(3,273)	(275)	756	389	750

Total other expense	(6,100)	(8,968)	(43,169)	(42,031)	(38,760)	(68,802)	(45,231)

Income (loss) from continuing operations before income taxes	119,863	(27,849)	167,862	(719,781)	(931,018)	(530,378)	(367,408)
Income tax expense (benefit)	20,185	928	13,204	(62,702)	(127,326)	(104,675)	(45,987)

Income (loss) from continuing operations	99,678	(28,777)	154,658	(657,079)	(803,692)	(425,703)	(321,421)
Income from discontinued operations, net of tax	—	—	—	2,534	—	—	—

Net income (loss)	$99,678	$(28,777)	$154,658	$(654,545)	$(803,692)	$(425,703)	$(321,421)

Net income (loss) per common share:
Continuing operations	$0.47	$(0.13)	$0.72	$(3.37)	$(4.27)	$(2.10)	$(1.47)
Discontinued operations	—	—	—	0.01	—	—	—

Net income (loss) – basic	$0.47	$(0.13)	$0.72	$(3.36)	$(4.27)	$(2.10)	$(1.47)

Net income (loss) per common share – diluted:
Continuing operations	$0.46	$(0.13)	$0.70	$(3.37)	$(4.27)	$(2.10)	$(1.47)
Discontinued operations	—	—	—	0.01	—	—	—

Net income (loss) – diluted	$0.46	$(0.13)	$0.70	$(3.36)	$(4.27)	$(2.10)	$(1.47)

Weighted average number of common shares outstanding:
Basic	212,089	215,267	215,935	195,021	188,013	203,039	218,643

Diluted	215,866	215,267	219,496	195,021	188,013	203,039	218,643

Cash dividends per common share	$0.08	$0.04	$0.20	$0.08	$0.10	$0.16	$0.14

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022	2021	2020	2019	2018
(in thousands)
Statement of cash flow data:
Net cash provided by (used in):
Operating activities	$234,349	$33,674	$566,188	$95,496	$278,858	$696,203	$730,670
Investing activities	(116,345)	(93,368)	(413,227)	(131,594)	(124,976)	(301,764)	(584,552)
Financing activities	(98,339)	(8,624)	(133,381)	(71,933)	(103,150)	(465,221)	56,864

	As of March 31,	Year Ended December 31,
(in thousands)	2023	2022	2021	2020	2019	2018
Balance sheets data:
Total assets	$3,092,345	$3,143,823	$2,957,848	$3,229,069	$4,439,615	$5,469,866
Borrowings under line of credit	—	—	—	—	—	—
Long-term debt, net of debt discount and issuance costs	822,196	830,937	852,323	901,484	966,540	1,119,205
Stockholders’ equity	1,672,957	1,665,523	1,609,487	2,016,059	2,833,620	3,505,423
Working capital	293,444	278,453	147,800	204,234	231,213	423,881

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NEXTIER

The following table sets forth selected historical consolidated financial data that has been derived from NexTier’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2022, as well as from NexTier’s unaudited consolidated financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, and the related notes thereto. This disclosure does not include the effects of the mergers. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of NexTier or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, NexTier’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in NexTier’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2019 and 2018 and selected balance sheet data as of December 31, 2020, 2019 and 2018 have been derived from NexTier’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2023	2022	2022	2021	2020	2019	2018
Statement of operations data:
Revenue	$935,672	$635,043	$3,244,822	$1,423,441	$1,202,581	$1,821,556	$2,137,006
Operating costs and expenses:
Cost of services(1)	673,944	524,656	2,490,095	1,255,321	1,032,574	1,403,932	1,660,546
Depreciation and amortization	58,645	55,163	229,259	184,164	302,051	292,150	259,145
Selling, general and administrative expenses	39,681	35,859	145,996	109,404	144,147	123,676	113,810
Merger and integration	161	9,232	63,435	8,709	32,539	68,731	448
Loss (gain) on disposal of assets	3,770	(823)	(16,616)	(28,898)	(14,461)	4,470	5,047
Impairment expense	—	—	—	—	37,008	12,346	—

Total operating costs and expenses	776,201	624,087	2,912,169	1,528,700	1,533,858	1,905,305	2,038,996

Operating income (loss)	159,471	10,956	332,653	(105,259)	(331,277)	(83,749)	98,010
Other income (expense):
Other income (expense), net	(280)	5,370	15,258	12,131	6,516	453	(905)
Interest expense, net	(6,198)	(7,374)	(28,382)	(24,609)	(20,652)	(21,856)	(33,504)

Total other income (expense)	(6,478)	(2,004)	(13,124)	(12,478)	(14,136)	(21,403)	(34,409)

Income (loss) before income taxes	152,993	8,952	319,529	(117,737)	(345,413)	(105,152)	63,601
Income tax benefit (expense)	101,000	(160)	(4,560)	(1,686)	(1,470)	(1,005)	(4,270)

Net income (loss)	$253,993	$8,792	$314,969	$(119,423)	$(346,883)	$(106,157)	$59,331

(1)

Cost of services during the three months ended March 31, 2023 and March 31, 2022 and the years ended December 31, 2022, 2021, 2020, 2019 and 2018 excludes depreciation of $55.7 million, $50.9 million, $212.6 million, $166.4 million, $283.8 million, $276.8 million and $245.6 million, respectively. Depreciation related to cost of services is presented within depreciation and amortization separately.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2023	2022	2022	2021	2020	2019	2018
Net income (loss) per share:
Basic net income (loss) per share	$1.09	$0.04	$1.29	$(0.53)	$(1.62)	$(0.86)	$0.54
Diluted net income (loss) per share	$1.07	$0.04	$1.26	$(0.53)	$(1.62)	$(0.86)	$0.54
Weighted average number of shares outstanding:
Basic	233,158	243,269	243,360	224,401	213,795	122,977	109,335
Diluted	237,072	247,705	249,346	224,401	213,795	122,977	109,660

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2023	2022	2022	2021	2020	2019	2018
Statement of cash flow data:
Net cash provided by (used in):
Operating activities	$173,253	$28,666	$454,391	$(50,787)	$68,885	$305,463	$350,311
Investing activities	(96,915)	(26,514)	(186,234)	(163,201)	(37,844)	(114,100)	(297,506)
Financing activities	(76,309)	(12,774)	(161,494)	48,286	(9,825)	(16,746)	(68,554)

	As of March 31,	As of December 31,
(in thousands)	2023	2022	2021	2020	2019	2018
Balance sheets data:
Total assets	$2,045,920	$1,727,168	$1,457,581	$1,157,888	$1,664,907	$1,054,579
Long-term debt, net of deferred financing costs and debt discount, less current maturities	343,895	347,425	361,501	333,288	335,312	337,954
Stockholders’ equity	988,116	789,919	547,017	557,288	886,772	487,181
Working capital(2)	139,775	172,677	36,006	266,622	301,860	111,683

(2)	Calculated as total current assets minus total current liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined balance sheet data gives effect to the mergers and the Ulterra acquisition as if they had occurred on March 31, 2023, while the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2022 and the three months ended March 31, 2023 is presented as if the mergers and the Ulterra acquisition had occurred on January 1, 2022. The following selected unaudited pro forma condensed combined consolidated financial data should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus.

The unaudited pro forma financial statements have been prepared in accordance with Article 11 of the SEC’s Regulation S-X, with Patterson-UTI treated as the accounting acquirer. Under the acquisition method of accounting, Patterson-UTI will record all assets acquired and liabilities assumed at their respective acquisition date fair values upon the respective closing dates of the mergers and the Ulterra acquisition. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. The sources and amounts of transaction expenses may also differ from those assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, they have been made solely for the purpose of providing pro forma financial statements, and they are subject to revision based on a final determination of fair value as of the respective dates of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of what the combined company’s financial position or results of operations would have been had the mergers and Ulterra acquisition been completed as of the dates presented herein. In addition, the unaudited pro forma condensed combined financial statements should not be taken as representative of the future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, revenue enhancements, cost savings or economies of scale that the combined company may achieve as a result of the mergers.

(in thousands, except per share data)	Three Months Ended March 31, 2023		Year Ended December 31, 2022
	Pro Forma Condensed Combined for NexTier Merger	Pro Forma Condensed Combined for Combination Transactions	Pro Forma Condensed Combined for NexTier Merger	Pro Forma Condensed Combined for Combination Transactions
Pro Forma Condensed Combined Statement of Operations Data:
Total operating revenue	$1,727,474	$1,819,904	$5,892,414	$6,262,600
Net income	347,741	356,209	444,636	451,357
Basic earnings per share	0.90	0.85	1.14	1.06
Diluted earnings per share	0.87	0.82	1.10	1.03

(in thousands)	As of March 31, 2023
	Pro Forma Condensed Combined for NexTier Merger	Pro Forma Condensed Combined for Combination Transactions
Pro Forma Condensed Combined Balance Sheet Data
Cash and cash equivalents	$216,194	$104,903
Total assets	6,299,137	7,155,386
Long-term debt, net of debt discount and issuance costs, less current maturities	1,058,047	1,322,956
Total equity	3,983,997	4,440,963

MARKET PRICE INFORMATION

Patterson-UTI’s common stock is listed on the Nasdaq under the symbol “PTEN” and NexTier common stock is listed on the NYSE under the symbol “NEX.”

The high and low trading prices for Patterson-UTI common stock as of (i) June 12, 2023, the last full trading day prior to media reports that Patterson-UTI and NexTier were in merger discussions, were $11.17 and $10.76, respectively, and (ii) June 14, 2023, the last trading day immediately before the public announcement of the mergers, were $11.62 and $10.88, respectively. The high and low trading prices for NexTier common stock as of (i) June 12, 2023, the last full trading day prior to media reports that Patterson-UTI and NexTier were in merger discussions, were $8.42 and $8.19, respectively, and (ii) June 14, 2023, the last trading day immediately before the public announcement of the mergers, were $9.41 and $8.84, respectively.

As of July 28, 2023, there were [                ] shares of Patterson-UTI common stock issued and outstanding and [                ] shares of NexTier common stock issued and outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Patterson-UTI common stock or NexTier common stock, the market value of Patterson-UTI common stock that NexTier stockholders will have the right to receive on the date the mergers are completed may vary significantly from the market value of the Patterson-UTI common stock that NexTier stockholders would receive if the mergers were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Patterson-UTI common stock and NexTier common stock prior to voting your shares. Please see “Risk Factors.”

The following table sets forth the closing sale price per share of Patterson-UTI common stock as reported on the Nasdaq and NexTier common stock as reported on the NYSE, in each case as of (i) June 12, 2023, the last full trading day prior to media reports that Patterson-UTI and NexTier were in merger discussions, (ii) June 14, 2023, the last trading day prior to the public announcement of the mergers, and (iii) on [                ], 2023, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of NexTier common stock as of the same three dates. The implied value was calculated by multiplying the closing price of a share of Patterson-UTI common stock on the relevant date by the exchange ratio of 0.7520 shares of Patterson-UTI common stock for each share of NexTier common stock.

	Patterson-UTI Common Stock Closing Price			NexTier Common Stock Closing Price			Exchange Ratio	Implied Per Share Value of Merger Consideration
June 12, 2023		$10.78			$8.21		0.7520		$8.11
June 14, 2023		$11.13			$8.92		0.7520		$8.37
[ ], 2023	$	[	]	$	[	]	0.7520	$	[	]

Patterson-UTI stockholders and NexTier stockholders are encouraged to obtain current market quotations for Patterson-UTI common stock and NexTier common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Patterson-UTI common stock before or after the effective date of the mergers. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the federal securities laws that are not limited to historical facts, but reflect Patterson-UTI’s and/or NexTier’s current beliefs, expectations or intentions regarding future events. Statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Patterson-UTI’s and NexTier’s expectations with respect to the synergies, costs and other anticipated financial impacts of the mergers; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the mergers by stockholders; the satisfaction of the closing conditions to the mergers; and the timing of the completion of the mergers.

Although Patterson-UTI and NexTier believe the expectations reflected in such forward-looking statements are reasonable, such expectations may not occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined company to be materially different from actual future results expressed or implied by the forward-looking statements. These risks and uncertainties also include those set forth under “Risk Factors” included in this joint proxy statement/prospectus, as well as, among others, risks and uncertainties relating to:

•	the receipt of approval of both Patterson-UTI’s and NexTier’s stockholders;

•	the time required to complete the mergers;

•	uncertainty as to whether the conditions to closing the mergers will be satisfied or whether the mergers will be completed;

•	the diversion of management time on merger-related issues;

•	the ultimate timing, outcome and results of integrating the operations of Patterson-UTI and NexTier;

•	the effects of the business combination on Patterson-UTI and NexTier, including the combined company’s future financial condition, results of operations, strategy and plans;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the mergers;

•	expected benefits from the mergers and the ability of Patterson-UTI to realize those benefits;

•	the significant costs required to complete the mergers and integrate operations of Patterson-UTI and NexTier;

•	expectations regarding regulatory approval of the mergers;

•	whether merger-related litigation will occur and, if so, the results of any litigation, settlements and investigations;

•	the ultimate timing, outcome and results of the Ulterra acquisition and the risk that the Ulterra acquisition will not be completed at all;

•	adverse oil and natural gas industry conditions;

•	global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere;

•	volatility in customer spending and in oil and natural gas prices that could adversely affect demand for our services and their associated effect on rates;

•	excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction;

•	competition and demand for Patterson-UTI’s and NexTier’s services;

•	the impact of the ongoing conflict in Ukraine;

•	strength and financial resources of competitors;

•	utilization, margins and planned capital expenditures;

•	liabilities from operational risks for which Patterson-UTI or NexTier does not have and receive full indemnification or insurance;

•	operating hazards attendant to the oil and natural gas business;

•	failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts);

•	the ability to realize backlog;

•	specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology;

•	the ability to retain management and field personnel;

•	loss of key customers;

•	shortages, delays in delivery, and interruptions in supply, of equipment and materials;

•	cybersecurity events;

•	difficulty in building and deploying new equipment;

•	governmental regulation;

•	climate legislation, regulation and other related risks;

•	environmental, social and governance practices, including the perception thereof;

•	environmental risks and ability to satisfy future environmental costs;

•	technology-related disputes;

•	legal proceedings and actions by governmental or other regulatory agencies;

•	the ability to effectively identify and enter new markets;

•	public health crises, pandemics and epidemics;

•	weather;

•	operating costs;

•	expansion and development trends of the oil and natural gas industry;

•	ability to obtain insurance coverage on commercially reasonable terms;

•	financial flexibility;

•	adverse credit and equity market conditions;

•	availability of capital and the ability to repay indebtedness when due;

•	return of capital to stockholders;

•	stock price volatility;

•	compliance with covenants under Patterson-UTI’s and NexTier’s debt agreements; and

•	other financial, operational and legal risks and uncertainties detailed from time to time in either Patterson-UTI’s or NexTier’s SEC filings.

Patterson-UTI and NexTier caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Patterson-UTI’s and NexTier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. The forward-looking statements speak only as of the date made and, other than as required by law, neither Patterson-UTI nor NexTier undertake any obligation to update publicly or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. In the event that a party does update any forward-looking statement, no inference should be made that the parties will make additional updates with respect to that statement, related matters or any other forward-looking statements. All subsequent written and oral forward-looking statements concerning Patterson-UTI, NexTier, the mergers or other matters and attributable to Patterson-UTI or NexTier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with each of Patterson-UTI and NexTier and their respective businesses. These risks can be found in Patterson-UTI’s and NexTier’s Annual Reports on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. For further information regarding the documents incorporated into this joint proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in this joint proxy statement/prospectus in the documents incorporated by reference could have a material adverse effect on Patterson-UTI’s, NexTier’s or the combined company’s businesses, financial condition, cash flows and results of operations.

Risks Relating to the Mergers

Because the market price of Patterson-UTI common stock will fluctuate, NexTier stockholders cannot be sure of the value of the shares of Patterson-UTI common stock they will receive in connection with the mergers. In addition, because the exchange ratio is fixed, the number of shares of Patterson-UTI common stock to be received by NexTier stockholders in connection with the mergers will not change between now and the time the mergers are completed to reflect changes in the trading prices of Patterson-UTI common stock or NexTier common stock.

In connection with the mergers, each eligible share of NexTier common stock will be converted automatically into the right to receive 0.7520 shares of Patterson-UTI common stock, with cash paid in lieu of the issuance of any fractional shares of Patterson-UTI common stock. The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Patterson-UTI common stock or NexTier common stock changes. Therefore, the value of the merger consideration will depend on the market price of Patterson-UTI common stock at the effective time. The market price of Patterson-UTI common stock has fluctuated since the date of the announcement of the parties’ entry into the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Patterson-UTI special meeting and the NexTier special meeting, the date the mergers are completed and thereafter. The market price of Patterson-UTI common stock, when received by NexTier stockholders after the mergers are completed, could be greater than, less than or the same as the market price of Patterson-UTI common stock on the date of this joint proxy statement/prospectus or at the time of the NexTier special meeting.

Because the value of the merger consideration will depend on the market price of Patterson-UTI common stock at the time the mergers are completed, NexTier stockholders will not know, or be able to determine, at the time of the NexTier special meeting the market value of the merger consideration they would receive upon completion of the mergers. Similarly, Patterson-UTI stockholders will not know, or be able to determine, at the time of the Patterson-UTI special meeting the market value of the shares of Patterson-UTI common stock to be issued as merger consideration to NexTier stockholders pursuant to the merger agreement compared to the market value of the shares of NexTier common stock that are being exchanged in the mergers. Accordingly, you should obtain current stock price quotations for Patterson-UTI common stock and NexTier common stock before deciding how to vote or abstain from voting on any of the proposals described in this joint proxy statement/prospectus.

The market price for Patterson-UTI common stock following the closing may be affected by factors different from those that historically have affected or currently affect Patterson-UTI common stock and NexTier common stock.

Upon completion of the mergers, NexTier stockholders will receive shares of Patterson-UTI common stock. Patterson-UTI’s financial position may differ from its financial position before the completion of the mergers, and the results of operations of the combined company may be affected by factors that are different from those currently affecting the results of operations of Patterson-UTI and those currently affecting the results of operations of NexTier. Accordingly, the market price and performance of Patterson-UTI common stock is likely to be different from the performance of NexTier common stock in the absence of the mergers. In addition, general fluctuations in trading activity and prices on the Nasdaq could have a material adverse effect on the market for, or liquidity of, Patterson-UTI common stock, regardless of Patterson-UTI’s actual operating performance. For a discussion of the businesses of Patterson-UTI and NexTier and important factors to consider in connection with those businesses, see the documents incorporated by reference herein and referred to in “Where You Can Find More Information.”

Patterson-UTI stockholders and NexTier stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.

Based on the number of issued and outstanding shares of NexTier common stock as of July 28, 2023 and the number of issued and outstanding NexTier equity awards currently estimated to be payable in shares of Patterson-UTI common stock in connection with the mergers, Patterson-UTI anticipates issuing approximately 172.5 million shares of Patterson-UTI common stock pursuant to the merger agreement. The actual number of shares of Patterson-UTI common stock to be issued pursuant to the merger agreement will be determined at the completion of the mergers based on the number of shares of NexTier common stock issued and outstanding immediately prior to such time and the number of issued and outstanding NexTier equity awards payable in shares of Patterson-UTI common stock in connection with the mergers. The issuance of these new shares could have the effect of depressing the market price of Patterson-UTI common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Patterson-UTI’s earnings per share could cause the price of Patterson-UTI common stock to decline or increase at a reduced rate.

Immediately after the completion of the mergers and after giving effect to the issuance of 34.9 million shares of Patterson-UTI common stock in the Ulterra acquisition, it is expected that Patterson-UTI stockholders as of immediately prior to the mergers will own approximately 59%, and NexTier stockholders as of immediately prior to the mergers will own approximately 41%, of the issued and outstanding shares of Patterson-UTI common stock. As a result, Patterson-UTI’s current stockholders and NexTier’s current stockholders will have less influence on the policies of the combined company than they currently have on the policies of Patterson-UTI and NexTier, respectively.

Patterson-UTI and NexTier must obtain certain regulatory approvals and clearances to consummate the mergers, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. The 30-day waiting period under the HSR Act with respect to the mergers expired at 11:59 p.m., Eastern time, on July 27, 2023.

At any time before or after consummation of the mergers, notwithstanding the expiration of the applicable waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Patterson-UTI or NexTier or their respective subsidiaries or requiring Patterson-UTI or NexTier to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the mergers, and notwithstanding the expiration of the applicable waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the mergers or seeking divestiture of substantial assets of Patterson-UTI or NexTier. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The mergers are subject to a number of conditions to the obligations of both Patterson-UTI and NexTier to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.

The respective obligations of each of NexTier and Patterson-UTI to effect the mergers are subject to the satisfaction at or prior to the effective time of the following conditions:

•	the approval of the NexTier merger proposal by NexTier stockholders must have been obtained;

•	the approval of the Patterson-UTI merger proposals by Patterson-UTI stockholders must have been obtained;

•	shares of Patterson-UTI common stock that will be issued in the mergers must have been approved for listing on the Nasdaq, upon official notice of issuance;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have become effective under the Securities Act, and no stop order suspending its effectiveness may be in effect;

•	there will be no written agreement in effect with any relevant governmental entity not to consummate the mergers;

•	any waiting period under the HSR Act relating to the mergers must have expired or been terminated;

•

Patterson-UTI will have taken all actions necessary to implement certain governance measures with respect to the Patterson-UTI board and the officers of Patterson-UTI, as further described in the merger agreement, that will be effective upon the effective time;

•

NexTier will have received a written opinion from its counsel (or if its counsel is unable to deliver such opinion, Patterson-UTI’s counsel) to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of the other party must be true and correct as of the date of the merger agreement and as of the closing date, and such party must have received an officer’s certificate from the other party to that effect; and

•

the other party must have performed or complied in all material respects with all of its obligations under the merger agreement, and such party must have received an officer’s certificate from the other party to that effect.

Many of the conditions to completion of the mergers are not within either Patterson-UTI’s or NexTier’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the merger agreement may be terminated. Although Patterson-UTI and NexTier have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the mergers as promptly as reasonably practicable, these and other conditions to the completion of the mergers may fail to be satisfied. In addition, satisfying the conditions to and completing the mergers may take longer, and could cost more, than Patterson-UTI and NexTier expect. Neither Patterson-UTI nor NexTier can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the mergers for a significant period of time or prevent them from occurring. Any delay in completing the mergers may adversely affect the cost savings and other benefits that Patterson-UTI and NexTier expect to achieve if the mergers and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date. For additional information, please see “The Merger Agreement—Conditions Precedent to the Mergers.”

If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, NexTier stockholders may be required to pay substantial taxes.

The integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Patterson-UTI and NexTier intend to report the integrated mergers consistent with such qualification. It is a condition to NexTier’s obligation to complete the integrated mergers that it receive an opinion from Kirkland & Ellis LLP, counsel to NexTier, or Patterson-UTI’s counsel, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion will be based on representations from each of Patterson-UTI and NexTier and on customary factual assumptions, as well as certain covenants and undertakings by Patterson-UTI and NexTier. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected and the U.S. federal income tax consequences of the integrated mergers could differ materially from those described herein. An opinion of counsel represents such counsel’s best legal judgment but is not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, so there can be no certainty that the IRS will not challenge the conclusion reflected in the opinion or that a court will not sustain such a challenge. Neither Patterson-UTI nor NexTier intends to obtain a ruling from the IRS with respect to the tax consequences of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the integrated mergers, taken together, are not treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder generally would recognize taxable gain or loss upon the exchange of NexTier common stock for Patterson-UTI common stock pursuant to the first merger. See “The Mergers—Material U.S. Federal Income Tax Consequences.”

Patterson-UTI’s ability to utilize its historic U.S. net operating loss carryforwards and those of NexTier may be limited.

Patterson-UTI’s ability to utilize its historic net operating loss carryforwards (“NOLs”) and other tax attribute carryforwards and those of NexTier may be limited. As of December 31, 2022, Patterson-UTI had approximately $1.4 billion of gross U.S. federal NOLs, approximately $48.3 million of gross Canadian NOLs, approximately $18.8 million of gross Colombian NOLs and approximately $1.0 billion of post-apportionment U.S. state NOLs, before valuation allowances. The majority of Patterson-UTI U.S. federal NOLs will expire in varying amounts, if unused, between 2030 and 2037. U.S. federal NOLs generated after 2017 can be carried forward indefinitely. Patterson-UTI Canadian NOLs will expire in varying amounts, if unused, between 2037 and 2042. Patterson-UTI Colombian NOLs will expire in varying amounts, if unused, between 2028 and 2032. Patterson-UTI U.S. state NOLs will expire in varying amounts, if unused, between 2023 and 2042.

As of December 31, 2022, NexTier had approximately $1.1 billion of gross U.S. federal tax NOLs, of which $267.9 million, if not utilized, will begin to expire in the year 2036. The remaining federal NOLs were generated after 2017 and thus can be carried forward indefinitely. NexTier has approximately $36.7 million of interest expense carryovers with indefinite life. NexTier has total U.S. state NOLs of $481.1 million, of which $172.8 million if not utilized, will expire in various years between 2024 and 2039. Additionally, NexTier has $14.8 million of NOLs in foreign jurisdictions that, if not utilized, will begin to expire in the year 2036.

Patterson-UTI’s ability to utilize these NOLs and other tax attributes to reduce future taxable income following the consummation of the integrated mergers depends on many factors, including its future income, which cannot be assured. Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock has increased their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s stock at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.

NexTier is expected to undergo an ownership change under Section 382 as a result of the integrated mergers, which, based on information currently available, may trigger a limitation (calculated as described above) on Patterson-UTI’s ability to utilize any historic NexTier NOLs and could cause some of NexTier’s NOLs incurred prior to January 1, 2018 to expire before Patterson-UTI would be able to utilize them to reduce taxable income in future periods. Patterson-UTI also is expected to undergo an ownership change under Section 382 as a result of the integrated mergers, which, based on information currently available, may trigger a limitation (calculated as described above) on its ability to utilize any historic Patterson-UTI NOLs and could cause some of Patterson-UTI’s NOLs incurred prior to January 1, 2018 to expire before it would be able to utilize them to reduce taxable income in future periods.

Uncertainties associated with the mergers may cause a loss of management personnel and other key employees of Patterson-UTI or NexTier, which could adversely affect the future business and operations of the combined company.

Patterson-UTI and NexTier are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the mergers will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Patterson-UTI or NexTier may experience uncertainty about their roles within the combined company following the mergers or other concerns regarding the timing and completion of the mergers or the operations of the combined company following the mergers, any of which may have an adverse effect on the ability of Patterson-UTI or NexTier to retain or attract key management and other key personnel. In addition, the loss of key Patterson-UTI or NexTier personnel could diminish the anticipated benefits of the mergers and the integration of the companies may be more difficult. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Patterson-UTI and NexTier. No assurance can be given that the combined company will be able to retain or attract key management personnel and other key employees of Patterson-UTI or NexTier to the same extent that Patterson-UTI and NexTier have previously been able to retain or attract their own employees.

The business relationships of Patterson-UTI and NexTier may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Patterson-UTI or NexTier pending and following the mergers.

Parties with which Patterson-UTI or NexTier do business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with Patterson-UTI or NexTier following the mergers. Patterson-UTI’s and NexTier’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Patterson-UTI or NexTier prior to or following the mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Patterson-UTI or NexTier, regardless of whether the mergers are completed, as well as a material and adverse effect on Patterson-UTI’s ability to realize the expected cost savings and other benefits of the mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

The merger agreement subjects Patterson-UTI and NexTier to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Patterson-UTI and NexTier to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Patterson-UTI and NexTier to use its commercially reasonable efforts to carry on its business in the ordinary course in all material respects, and the merger agreement obligates each of Patterson-UTI and NexTier to use its commercially reasonable efforts to preserve its business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, creditors, lessors, service providers and business associates and keep available the services of its and its subsidiaries’ present service providers and agents, except as otherwise expressly contemplated by the merger agreement. These restrictions could prevent Patterson-UTI and NexTier from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Covenants—Conduct of Business Prior to the Effective Time” for additional details.

NexTier directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of the NexTier stockholders generally.

In considering the recommendation of the NexTier board that NexTier stockholders vote in favor of the NexTier merger proposal and the NexTier compensation proposal, NexTier stockholders should be aware of and take into account the fact that NexTier directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of NexTier stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and accelerated vesting of outstanding equity awards held by non-employee directors. See “The Mergers—Interests of NexTier Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The NexTier board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the NexTier stockholders approve the NexTier merger proposal and the NexTier compensation proposal.

The merger agreement limits Patterson-UTI’s and NexTier’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Patterson-UTI or NexTier to pay the other party a termination fee.

The merger agreement contains certain provisions that restrict each of Patterson-UTI’s and NexTier’s ability to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal with respect to Patterson-UTI or NexTier, as applicable, and Patterson-UTI and NexTier have each agreed to certain terms and conditions relating to their ability to engage, continue or otherwise participate in any discussions or negotiations regarding, or furnish to a third party any non-public information with respect to, or otherwise knowingly facilitate any effort or attempt to make, any acquisition proposal. Further, even if the Patterson-UTI board or the NexTier board withdraws, modifies or qualifies in any manner adverse to the other party its recommendation with respect to the Patterson-UTI merger proposals or the NexTier merger proposal, as applicable, unless the merger agreement has been terminated in accordance with its terms, both parties will still be required to submit the Patterson-UTI merger proposals or the NexTier merger proposal, as applicable, to a vote at their respective special meetings. In addition, Patterson-UTI and NexTier generally have an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the NexTier board or Patterson-UTI board, respectively, may withdraw, modify or qualify their respective recommendations. The merger agreement further provides that under specified circumstances, including after receipt of certain alternative acquisition proposals, NexTier may be required to pay Patterson-UTI a cash termination fee equal to $60.9 million or Patterson-UTI may be required to pay NexTier a cash termination fee equal to $73.0 million. See “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of NexTier or Patterson-UTI from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in NexTier’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The financial forecasts are based on various assumptions that may not be realized.

The unaudited prospective financial information set forth in the forecasts included under the sections “The Mergers—Certain Patterson-UTI Unaudited Prospective Financial Information” and “The Mergers—Certain NexTier Unaudited Prospective Financial Information” were prepared solely for internal use and are subjective in many respects. Patterson-UTI’s and NexTier’s prospective financial information were based solely upon assumptions of, and information available to, Patterson-UTI’s management and NexTier’s management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Patterson-UTI’s and NexTier’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Patterson-UTI’s and NexTier’s estimates. In view of these uncertainties, the inclusion of prospective financial information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

The unaudited prospective financial information set forth in the forecasts included under the sections “The Mergers—Certain Patterson-UTI Unaudited Prospective Financial Information” and “The Mergers—Certain NexTier Unaudited Prospective Financial Information” was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Patterson-UTI nor NexTier undertakes any obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information herein to reflect events or circumstances after the date those prospective financial information were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).

The unaudited prospective financial information of Patterson-UTI and NexTier included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Patterson-UTI and NexTier, as applicable. Neither PricewaterhouseCoopers LLP nor KPMG LLP has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, neither PricewaterhouseCoopers LLP nor KPMG LLP expresses an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP, with respect to Patterson-UTI, and the report of KPMG LLP, with respect to NexTier, incorporated by reference in this joint proxy statement/prospectus relate to the previously issued financial statements of Patterson-UTI and NexTier, respectively. It does not extend to the unaudited prospective financial information and should not be read to do so. See “The Mergers—Certain Patterson-UTI Unaudited Prospective Financial Information” and “The Mergers—Certain NexTier Unaudited Prospective Financial Information” for more information.

The opinions of Patterson-UTI’s and NexTier’s respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the mergers.

Each of Patterson-UTI and NexTier has received an opinion from its respective financial advisor in connection with the signing of the merger agreement, but has not obtained any updated opinion from its respective financial advisor as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Patterson-UTI or NexTier, general market and economic conditions and other factors that may be beyond the control of Patterson-UTI or NexTier and, in the case of Patterson-UTI, changes resulting from the Ulterra acquisition, and on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Patterson-UTI or NexTier or the prices of the shares of Patterson-UTI common stock or NexTier common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because neither Patterson-UTI nor NexTier currently anticipates asking its financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. The Patterson-UTI board’s recommendation that Patterson-UTI stockholders vote in favor of the Patterson-UTI merger proposals and the NexTier board’s recommendation that NexTier stockholders vote in favor of the NexTier merger proposal, however, are made as of the date of this joint proxy statement/prospectus.

Failure to complete the mergers could negatively impact Patterson-UTI’s or NexTier’s stock price and have a material adverse effect on their results of operations, cash flows and financial positions.

If the mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Patterson-UTI stockholders or NexTier stockholders fail to approve the applicable proposals, the ongoing businesses of Patterson-UTI and NexTier may be materially adversely affected and, without realizing any of the benefits of having completed the mergers, Patterson-UTI and NexTier would be subject to a number of risks, including the following:

•	Patterson-UTI and NexTier may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•

Patterson-UTI and NexTier and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Patterson-UTI and NexTier will still be required to pay certain significant costs relating to the mergers, such as legal, accounting, consulting, financial advisor and printing fees;

•	Patterson-UTI or NexTier may be required to pay a termination fee or expense reimbursement fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the mergers (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Patterson-UTI or NexTier to perform their respective obligations pursuant to the merger agreement.

If the mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Patterson-UTI’s or NexTier’s results of operations, cash flows, financial position and stock price.

The shares of Patterson-UTI common stock to be received by NexTier stockholders upon completion of the mergers will have different rights from shares of NexTier common stock.

Upon completion of the mergers, NexTier stockholders will no longer be stockholders of NexTier. Instead, former NexTier stockholders will become Patterson-UTI stockholders, and, while their rights as Patterson-UTI stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Patterson-UTI certificate of incorporation and the Patterson-UTI bylaws. The laws of the state of Delaware and terms of the Patterson-UTI certificate of incorporation and the Patterson-UTI bylaws are in some respects different than the terms of the NexTier certificate of incorporation and the NexTier bylaws, which currently govern the rights of NexTier stockholders. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with shares of Patterson-UTI common stock and shares of NexTier common stock.

Patterson-UTI and NexTier are expected to incur significant transaction costs in connection with the mergers, which may be in excess of those anticipated by them.

Patterson-UTI and NexTier have incurred and are expected to continue to incur significant non-recurring costs associated with negotiating and completing the mergers, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Patterson-UTI and NexTier whether or not the mergers are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs and filing fees. Patterson-UTI will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Patterson-UTI and NexTier will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the mergers and the integration of the two companies’ businesses. While Patterson-UTI and NexTier have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Patterson-UTI or NexTier even if the mergers are not completed, could have an adverse effect on Patterson-UTI’s or NexTier’s financial condition and operating results.

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Patterson-UTI and NexTier.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Patterson-UTI’s and NexTier’s respective liquidity and financial condition.

Lawsuits that may be brought against Patterson-UTI, NexTier or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the mergers. One of the conditions to the closing of the mergers is that no law or governmental order is in effect that restrains, enjoins, makes illegal or otherwise prohibits the closing of the mergers. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the mergers, that injunction may delay or prevent the mergers from being completed within the expected timeframe or at all, which may adversely affect Patterson-UTI’s and NexTier’s respective business, financial position and results of operation. Either Patterson-UTI or NexTier may terminate the merger agreement if any governmental order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement becomes final and nonappealable, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts prevent the entry of and to remove such governmental order in accordance with the terms of the merger agreement.

There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Patterson-UTI’s or NexTier’s business, financial condition, results of operations and cash flows.

The mergers may be completed even though material adverse changes subsequent to the announcement of the mergers, such as industry-wide changes or other events, may occur.

In general, either party can refuse to complete the mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the transaction, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Patterson-UTI’s or NexTier’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the mergers. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the mergers. If adverse changes occur that affect either party but the parties are still required or voluntarily decide to complete the transaction, Patterson-UTI’s share price, business and financial results after the mergers may suffer.

NexTier stockholders are not entitled to appraisal rights in connection with the mergers.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the DGCL, NexTier stockholders will not have rights to an appraisal of the fair value of their shares in connection with the mergers because they are receiving shares of Patterson-UTI common stock and Patterson-UTI common stock is expected to continue to be traded on the Nasdaq during the pendency of and following the effectiveness of the mergers.

Risks Relating to the Combined Company

Patterson-UTI may be unable to integrate the businesses of NexTier and Ulterra (if the Ulterra acquisition is completed) successfully or realize the anticipated benefits of the mergers and the Ulterra acquisition.

The mergers and the Ulterra acquisition involve the combination of companies that currently operate as independent public companies, in the case of Patterson-UTI and NexTier, and an independent private company, in the case of Ulterra. The combination of independent businesses is complex, costly and time consuming, and each of Patterson-UTI, NexTier and Ulterra will be required to devote significant management attention and resources to integrating the respective business practices and operations of the companies. Potential difficulties that the companies may encounter as part of the integration process include the following:

•

the inability to successfully combine the businesses of NexTier and Ulterra with Patterson-UTI in a manner that permits Patterson-UTI to achieve, on a timely basis or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the mergers and the Ulterra acquisition;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers.

In addition, Patterson-UTI, NexTier and Ulterra have previously operated and, until the completion of the Ulterra acquisition and the mergers, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the mergers, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Patterson-UTI following the mergers and the Ulterra acquisition.

The synergies attributable to the mergers may vary from expectations.

Patterson-UTI may fail to realize the anticipated benefits and synergies expected from the mergers, which could adversely affect its business, financial condition and operating results. The success of the mergers will depend, in significant part, on Patterson-UTI’s ability to successfully integrate the acquired business and realize the anticipated strategic benefits and synergies from the combination. The anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the mergers within the anticipated timing or at all, the combined company’s business, financial condition and operating results may be adversely affected.

Completion of the Ulterra acquisition is subject to certain conditions, and if these conditions are not satisfied or waived, the acquisition will not be completed.

The obligations of the parties to the Ulterra acquisition to complete such acquisition are subject to satisfaction or waiver (if permitted) of a number of conditions. The satisfaction of all of the required conditions could delay the completion of the transaction for a significant period of time or prevent it from occurring. Any delay in completing the acquisition could cause Patterson-UTI or the combined company not to realize some or all of the benefits that Patterson-UTI expects to achieve if the Ulterra acquisition is successfully completed within its expected time frame. Further, there can be no assurance that the conditions to the closing of the Ulterra acquisition will be satisfied or waived or that the acquisition will be completed.

Legal proceedings and governmental investigations could have a negative impact on the business, financial condition and results of operations of the combined company.

The nature of the business of the combined company will make it susceptible to legal proceedings and governmental investigations from time to time. In addition, during periods of depressed market conditions, the combined company may be subject to an increased risk of its customers, vendors, current and former employees and others initiating legal proceedings against it. Lawsuits or claims against the combined company, including pending lawsuits and claims against Patterson-UTI, NexTier and Ulterra, could have a material adverse effect on the combined company’s business, financial condition and results of operations. Any legal proceedings or claims, even if fully indemnified or insured, could negatively affect the combined company reputation among its customers and the public, and make it more difficult for the combined company to compete effectively or obtain adequate insurance in the future.

Ulterra subsidiaries are defendants in a claim brought by a subsidiary of NOV Inc. alleging breach of a license agreement related to certain patents. Ulterra has asserted defenses to the claim and is defending itself vigorously against this claim. An unfavorable judgment or resolution of this claim not covered by indemnity could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The future results of the combined company following the mergers will suffer if the combined company does not effectively manage its expanded operations.

Following the mergers and the Ulterra acquisition (if completed), the size and geographic footprint of the business of the combined company will increase. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.

The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the modification or termination of existing contracts.

Following the mergers, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Patterson-UTI or NexTier may modify, terminate or scale back their current or prospective business relationships with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that the combined company is too closely allied with one of their competitors. In addition, Patterson-UTI and NexTier have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Patterson-UTI or NexTier to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the mergers, or if the combined company loses the benefits of the contracts of Patterson-UTI or NexTier, the combined company’s business and financial performance could suffer.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions, and the actual results of operations, cash flows and financial position of the combined company after the mergers may differ materially.

The unaudited pro forma information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Patterson-UTI and NexTier believe are reasonable, and is not necessarily indicative of what Patterson-UTI’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, Patterson-UTI’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements have been prepared with the assumption that the mergers will be accounted for as a business combination, with Patterson-UTI identified as the acquirer under GAAP, and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

The Patterson-UTI bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between Patterson-UTI and its stockholders, which could limit Patterson-UTI stockholders’ ability to obtain a favorable judicial forum for disputes with Patterson-UTI or its directors, officers or employees.

The Patterson-UTI bylaws provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) is the exclusive forum for any claims, including claims in the right of Patterson-UTI: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the General Corporation Law of the State of Delaware confers jurisdiction upon the Court of Chancery. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Patterson-UTI bylaws further provide that the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Patterson-UTI or its directors, officers or other employees, which may discourage such lawsuits against Patterson-UTI and its directors, officers and other employees. Alternatively, if a court were to find either exclusive forum provision in the Patterson-UTI bylaws to be inapplicable or unenforceable in an action, Patterson-UTI may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on its business, financial condition, and results of operations.

Following the consummation of the mergers and/or the Ulterra acquisition, the market price of Patterson-UTI common stock may be depressed by the perception that NexTier stockholders or the former Ulterra stockholder may sell their shares of common stock they receive at closing of the respective transaction and for other reasons related to the mergers and/or the Ulterra acquisition.

Subject to applicable securities laws, former NexTier stockholders and the former Ulterra stockholder may seek to sell shares of Patterson-UTI common stock received by them in connection with the mergers and the Ulterra acquisition, as applicable. The merger agreement contains no restriction on the ability of the former NexTier stockholders to sell such shares of Patterson-UTI common stock. The Ulterra stockholder has agreed to a lockup on transfers of the shares of Patterson-UTI common stock received in the Ulterra acquisition for a period ending on the earlier of 120 days following the closing of the Ulterra acquisition and the date that Patterson-UTI obtains the Patterson-UTI required vote. Sales of Patterson-UTI common stock (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Patterson-UTI common stock, may affect the market for, and the market price of, shares of Patterson-UTI common stock in an adverse manner.

Other Risks Relating to Patterson-UTI and NexTier

As a result of entering into the merger agreement, Patterson-UTI’s and NexTier’s businesses are and will be subject to the risks described above. In addition, Patterson-UTI and NexTier are, and following completion of the mergers, the combined company will be, subject to the risks described in Patterson-UTI’s and NexTier’s Annual Reports on Form 10-K for the year ended December 31, 2022 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

PATTERSON-UTI SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Patterson-UTI stockholders as part of a solicitation of proxies by the Patterson-UTI board for use at the Patterson-UTI special meeting. This joint proxy statement/prospectus provides Patterson-UTI stockholders with important information about the Patterson-UTI special meeting and should be read carefully in its entirety.

Date, Time and Place of the Patterson-UTI Special Meeting

The special meeting of Patterson-UTI stockholders will be held at Patterson-UTI’s executive offices at 10713 West Sam Houston Parkway N., Suite 125, Houston, Texas 77064, on August 30, 2023, at 10:00 a.m., local time.

Purpose of the Patterson-UTI Special Meeting

The Patterson-UTI special meeting is being held to consider and vote on:

1.	a proposal to approve the issuance of shares of Patterson-UTI common stock to NexTier stockholders in the mergers contemplated by the merger agreement;

2.	a proposal to approve an amendment of Patterson-UTI’s certificate of incorporation to increase the number of authorized shares of Patterson-UTI common stock from 400 million to 800 million; and

3.

a proposal to approve the adjournment of the Patterson-UTI special meeting to solicit additional proxies if there are not sufficient votes at the time of the Patterson-UTI special meeting to approve the Patterson-UTI merger proposals.

Completion of the mergers is conditioned on approval by Patterson-UTI stockholders of the Patterson-UTI merger proposals.

Recommendation of the Patterson-UTI Board

The Patterson-UTI board unanimously recommends that Patterson-UTI stockholders vote “FOR” the Patterson-UTI stock issuance proposal, “FOR” the Patterson-UTI charter amendment proposal and “FOR” the Patterson-UTI adjournment proposal.

This joint proxy statement/prospectus contains important information regarding the Patterson-UTI merger proposals, the Patterson-UTI adjournment proposal and factors that Patterson-UTI stockholders should consider when deciding how to cast their votes. Patterson-UTI stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the mergers and other transactions contemplated by the merger agreement, and the Patterson-UTI merger proposals and the Patterson-UTI adjournment proposal.

Voting by Directors and Executive Officers

On the Patterson-UTI record date, Patterson-UTI directors and executive officers, as a group, beneficially owned and were entitled to vote [            ] shares of Patterson-UTI common stock, or approximately [    ]% of the issued and outstanding shares of Patterson-UTI common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Patterson-UTI, Patterson-UTI currently expects that all of its directors and executive officers will vote their shares “FOR” the Patterson-UTI stock issuance proposal, “FOR” the Patterson-UTI charter amendment proposal and “FOR” the Patterson-UTI adjournment proposal.

Blackstone Support Agreement

In connection with the execution of the Ulterra merger agreement, on July 3, 2023, NexTier entered into the Blackstone support agreement with the Ulterra stockholder. The Ulterra stockholder has agreed, subject to the terms of the Blackstone support agreement, to vote or cause to be voted the shares of Patterson-UTI common stock to be issued in the Ulterra acquisition that are held by the Ulterra stockholder at the time of the Patterson-UTI special meeting (i) in favor of the Patterson-UTI merger proposals and (ii) against (a) any proposal made in opposition to the Patterson-UTI merger proposals, (b) any acquisition proposal, and (c) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Patterson-UTI under the merger agreement or of the Ulterra stockholder under the Blackstone support agreement, as applicable. The Blackstone support agreement provides for a lockup on transfers of such shares for a period ending on the earlier of 120 days following the closing date of the Ulterra acquisition and the date that Patterson-UTI obtains the Patterson-UTI required vote. Upon the closing of the Ulterra acquisition, Patterson-UTI will issue to the Ulterra stockholder 34.9 million shares of Patterson-UTI common stock. The Blackstone support agreement will terminate on the earlier of (i) the termination of the merger agreement in accordance with its terms, (ii) the termination of the Ulterra merger agreement in accordance with its terms, (iii) the effectiveness of any amendment, modification or supplement to the merger agreement that increases the exchange ratio or is otherwise materially adverse to the Ulterra stockholder, (iv) such time that the Patterson-UTI board effects a change of recommendation in compliance with the merger agreement or (v) the day following the effective time of the mergers. As of the record date, the Ulterra stockholder did not own any shares of Patterson-UTI common stock and, accordingly, will not be entitled to vote any shares of Patterson-UTI common stock issued in the Ulterra acquisition at the Patterson-UTI special meeting.

Record Date

The Patterson-UTI board has fixed the close of business on July 28, 2023 as the Patterson-UTI record date for the determination of the Patterson-UTI stockholders entitled to receive notice of, and to vote at, the Patterson-UTI special meeting. The Patterson-UTI stockholders of record on the Patterson-UTI record date are the only Patterson-UTI stockholders that are entitled to receive notice of, and to vote at, the Patterson-UTI special meeting.

Outstanding Shares and Voting Rights of Patterson-UTI Stockholders

At the close of business on the record date, [            ] shares of Patterson-UTI common stock were issued and outstanding, held of record by [            ] holders. Each share of Patterson-UTI common stock outstanding on the record date is entitled to one vote on each proposal and any other matter coming before the Patterson-UTI special meeting.

Stockholder List

A list of the Patterson-UTI stockholders of record who are entitled to vote at the Patterson-UTI special meeting will be available at the Patterson-UTI special meeting for examination by any stockholder present at such meeting.

Quorum

No business may be transacted at the Patterson-UTI special meeting unless a quorum is present. Holders of shares of Patterson-UTI common stock entitling them to exercise a majority of the voting power of Patterson-UTI entitled to vote at the Patterson-UTI special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting. Abstentions and broker non-votes will be included in determining whether a quorum is present at the Patterson-UTI special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Adjournment

The Patterson-UTI special meeting may be adjourned from time to time by the affirmative vote of a majority of the shares of Patterson-UTI common stock, present in person or by proxy at the Patterson-UTI special meeting and entitled to vote thereon, regardless of whether there is a quorum, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the Patterson-UTI merger proposals, then Patterson-UTI stockholders may be asked to vote on the Patterson-UTI adjournment proposal to adjourn the Patterson-UTI special meeting in order to permit the further solicitation of proxies. Regardless of whether there is a quorum, the chairman of the Patterson-UTI special meeting may also adjourn the Patterson-UTI special meeting.

No notice of the reconvened meeting is required to be given if the date, time and place are announced at the Patterson-UTI special meeting unless the reconvened meeting is more than 30 days after the date for which notice was originally given. At any reconvened Patterson-UTI special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the Patterson-UTI special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Patterson-UTI special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The required votes to approve the Patterson-UTI proposals are as follows:

•

The Patterson-UTI stock issuance proposal requires the affirmative vote of the holders of shares of Patterson-UTI common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for this proposal.

•

The Patterson-UTI charter amendment proposal requires that the votes properly cast by the holders of shares of Patterson-UTI common stock for the proposal exceeds the votes properly cast by such holders against such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for this proposal.

•

The Patterson-UTI adjournment proposal requires the affirmative vote of a majority of the shares of Patterson-UTI common stock, present in person or represented by proxy at the Patterson-UTI special meeting and entitled to vote on the proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Voting of Proxies by Holders of Record

If you were a record holder of Patterson-UTI common stock at the close of business on the record date for the Patterson-UTI special meeting, a proxy card is enclosed for your use. Patterson-UTI requests that you vote your shares as promptly as possible by (i) accessing the internet site listed on the Patterson-UTI proxy card, (ii) calling the toll-free number listed on the Patterson-UTI proxy card or (iii) submitting your Patterson-UTI proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Patterson-UTI common stock represented by it will be voted at the Patterson-UTI special meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of Patterson-UTI common stock represented are to be voted with regard to a particular proposal, the Patterson-UTI common stock represented by the proxy will be voted in accordance with the recommendation of the Patterson-UTI board of directors and, therefore, “FOR” the Patterson-UTI stock issuance proposal, “FOR” the Patterson-UTI charter amendment proposal and “FOR” the Patterson-UTI adjournment proposal.

At the date hereof, the Patterson-UTI board of directors has no knowledge of any business that will be presented for consideration at the Patterson-UTI special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Patterson-UTI’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Patterson-UTI special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, if you were a record holder of Patterson-UTI common stock on the record date for the Patterson-UTI special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone regardless of whether you plan to attend the Patterson-UTI special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 10:59 p.m. local time on August 29, 2023 to ensure that the proxies are voted.

Shares Held in Street Name

If you hold shares of Patterson-UTI common stock through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Patterson-UTI or by voting in person at the Patterson-UTI special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of Patterson-UTI common stock on behalf of their customers may not give a proxy to Patterson-UTI to vote those shares without specific instructions from their customers.

If you are a Patterson-UTI stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the Patterson-UTI proposals.

Voting in Person

If you plan to attend the Patterson-UTI special meeting and wish to vote in person, you will be given a ballot at the special meeting. If you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license, at the Patterson-UTI special meeting. If your shares are held in “street name,” you must bring to the special meeting a proxy executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting.

Proxies and Revocation

Patterson-UTI stockholders of record may revoke their proxies at any time before their shares of Patterson-UTI common stock are voted at the Patterson-UTI special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Patterson-UTI’s corporate secretary at Patterson-UTI’s principal executive offices at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas 77064, by no later than 10:59 p.m. local time on August 29, 2023;

•

delivering another proxy with a later date to Patterson-UTI’s corporate secretary at Patterson-UTI’s principal executive offices at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas 77064, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Patterson-UTI special meeting in person and voting his, her or its shares during the meeting; attendance at the Patterson-UTI special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Patterson-UTI corporate secretary before the proxy is exercised or unless you vote your shares in person during the Patterson-UTI special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.

Solicitation of Proxies

Patterson-UTI will pay for the proxy solicitation costs related to the Patterson-UTI special meeting. In addition to sending and making available these materials, some of Patterson-UTI’s directors, officers and other employees may solicit proxies by contacting Patterson-UTI stockholders by telephone, by mail, by e-mail or online. Patterson-UTI stockholders may also be solicited by, among others, news releases issued by Patterson-UTI and/or NexTier, postings on Patterson-UTI’s or NexTier’s websites and social media accounts and advertisements in periodicals. None of Patterson-UTI’s directors, officers or employees will receive any extra compensation for their solicitation services. Patterson-UTI has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, MacKenzie Partners, Inc. will receive an estimated fee of approximately $15,000, plus reasonable out-of-pocket expenses and fees for any additional services. Patterson-UTI will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Patterson-UTI common stock and obtaining their proxies.

Other Matters

At this time, Patterson-UTI knows of no other matters to be submitted at the Patterson-UTI special meeting.

Questions and Additional Information

Patterson-UTI stockholders may contact Patterson-UTI’s proxy solicitor with any questions about the Patterson-UTI merger proposals or how to vote or to request additional copies of any materials at:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

THE PATTERSON-UTI STOCK ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Patterson-UTI as part of the solicitation of proxies by the Patterson-UTI board for use at the Patterson-UTI special meeting to consider and vote upon a proposal to approve the issuance of shares of Patterson-UTI common stock in the mergers pursuant to the terms of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Under the Nasdaq rules, a company listed on the Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in any business combination if the number of shares of common stock to be issued in such transaction is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the mergers are completed, it is currently estimated that Patterson-UTI will issue approximately 172.5 million shares of Patterson-UTI common stock in the mergers, which will exceed 20% of the shares of Patterson-UTI common stock outstanding before such issuance and for this reason Patterson-UTI must obtain the approval of Patterson-UTI stockholders for that issuance.

In the event the Patterson-UTI stock issuance proposal is approved by the Patterson-UTI stockholders, but the merger agreement is terminated (without the mergers being completed) prior to the issuance of shares of Patterson-UTI common stock pursuant to the merger agreement, Patterson-UTI will not issue any shares of Patterson-UTI common stock as a result of the approval of the Patterson-UTI stock issuance proposal.

IF YOU ARE A PATTERSON-UTI STOCKHOLDER, THE PATTERSON-UTI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PATTERSON-UTI STOCK ISSUANCE PROPOSAL.

THE PATTERSON-UTI CHARTER AMENDMENT PROPOSAL

Patterson-UTI stockholders are being asked at the Patterson-UTI special meeting to consider and vote upon a proposal to approve an amendment to Patterson-UTI’s certificate of incorporation to increase the number of authorized shares of Patterson-UTI common stock from 400 million to 800 million. If adopted by the Patterson-UTI stockholders, the amendment would become effective upon filing of an appropriate certificate of amendment with the Secretary of State of the State of Delaware. The proposed amendment would replace the first sentence of Article Fourth of Patterson-UTI’s certificate of incorporation with the following language:

“The total number of shares of stock that the Corporation shall have authority to issue is eight hundred one million (801,000,000) shares, of which 800 million (800,000,000) shares shall be Common Stock, having a par value of $0.01 per share, and one million (1,000,000) shares shall be Preferred Stock, having a par value of $0.01 per share.”

As of June 30, 2023, Patterson-UTI had 400 million authorized shares of Patterson-UTI common stock, with approximately 208 million shares of Patterson-UTI common stock outstanding, approximately 97 million shares of Patterson-UTI common stock held as treasury shares, and approximately 12 million shares of Patterson-UTI common stock either underlying awards outstanding or still available for grant under Patterson-UTI’s equity incentive plans. In addition, if the mergers are completed, it is currently estimated that Patterson-UTI will issue approximately 172.5 million shares of Patterson-UTI common stock in the mergers, and if the Ulterra acquisition is completed, it is currently expected that Patterson-UTI will issue 34.9 million shares of Patterson-UTI common stock in the Ulterra acquisition.

Approval of the Patterson-UTI charter amendment proposal is a condition to the completion of the mergers. The increase in authorized shares of Patterson-UTI common stock is required to issue the shares of Patterson-UTI common stock that comprise the merger consideration in the first merger. The Patterson-UTI board also believes that the increased number of authorized shares of Patterson-UTI common stock contemplated by the Patterson-UTI charter amendment proposal is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by the Patterson-UTI stockholders (except as required by applicable law or Nasdaq rules), for such corporate purposes as may be determined by the Patterson-UTI board, including, but not limited to, financings, potential strategic transactions, including mergers, acquisitions and business combinations, grants under equity compensation plans, stock dividends, and stock splits, as well as other general corporate purposes. The additional 400 million shares authorized would be a part of the existing class of Patterson-UTI common stock and, if issued, would have the same rights and privileges as the shares of Patterson-UTI common stock presently issued and outstanding.

Other than payment of the merger consideration, the issuance of shares in the Ulterra acquisition and issuances of shares available for grant under Patterson-UTI’s equity incentive plans, Patterson-UTI has no current plan, commitment, arrangement, understanding or agreement regarding the issuance of the additional shares of Patterson-UTI common stock that will result from Patterson-UTI’s adoption of the proposed amendment. While adoption of the proposed amendment would not have any immediate dilutive effect on the proportionate voting power or other rights of Patterson-UTI’s existing stockholders, any future issuance of additional authorized shares of Patterson-UTI common stock may, among other things, dilute the earnings per share of the Patterson-UTI common stock and the equity and voting rights of those holding Patterson-UTI common stock at the time the additional shares are issued.

In addition to the corporate purposes mentioned above, an increase in the number of authorized shares of Patterson-UTI common stock may make it more difficult to, or discourage an attempt to, obtain control of Patterson-UTI by means of a takeover bid that the Patterson-UTI board determines is not in the best interest of Patterson-UTI and its stockholders. However, the Patterson-UTI board does not intend or view the proposed increase in the number of authorized shares of Patterson-UTI common stock as an anti-takeover measure and is not aware of any attempt or plan to obtain control of Patterson-UTI.

In the event the Patterson-UTI charter amendment proposal is approved by the Patterson-UTI stockholders, but the merger agreement is terminated (without the mergers being completed) prior to the issuance of shares of Patterson-UTI common stock pursuant to the merger agreement, Patterson-UTI will not file the certificate of amendment with the Secretary of State of the State of Delaware as a result of the approval of the Patterson-UTI charter amendment proposal and will abandon the Patterson-UTI charter amendment.

IF YOU ARE A PATTERSON-UTI STOCKHOLDER, THE PATTERSON-UTI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PATTERSON-UTI CHARTER AMENDMENT PROPOSAL.

THE PATTERSON-UTI ADJOURNMENT PROPOSAL

Patterson-UTI stockholders are being asked at the Patterson-UTI special meeting to consider and vote upon a proposal to adjourn the Patterson-UTI special meeting to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Patterson-UTI merger proposals.

IF YOU ARE A PATTERSON-UTI STOCKHOLDER, THE PATTERSON-UTI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PATTERSON-UTI ADJOURNMENT PROPOSAL.

NEXTIER SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to NexTier stockholders as part of a solicitation of proxies by the NexTier board for use at the NexTier special meeting. This joint proxy statement/prospectus provides NexTier stockholders with important information about the NexTier special meeting and should be read carefully in its entirety.

Date, Time and Place of the NexTier Special Meeting

The special meeting of NexTier stockholders will be held at NexTier’s corporate headquarters at 3990 Rogerdale Road, Houston, Texas 77042, on August 30, 2023 at 10:00 a.m., local time.

Purpose of the NexTier Special Meeting

The NexTier special meeting is being held to consider and vote on:

1.	a proposal to adopt the merger agreement;

2.	a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NexTier’s named executive officers in connection with the mergers; and

3.

a proposal to approve the adjournment of the NexTier special meeting to solicit additional proxies if there are not sufficient votes at the time of the NexTier special meeting to approve the NexTier merger proposal.

Completion of the mergers is conditioned on approval by NexTier stockholders of the NexTier merger proposal, but not on approval by NexTier stockholders of the NexTier compensation proposal or the NexTier adjournment proposal.

Recommendation of the NexTier Board

The NexTier board unanimously recommends that NexTier stockholders vote “FOR” the NexTier merger proposal, “FOR” the NexTier compensation proposal and “FOR” the NexTier adjournment proposal.

This joint proxy statement/prospectus contains important information regarding the NexTier merger proposal, the NexTier compensation proposal, the NexTier adjournment proposal and factors that NexTier stockholders should consider when deciding how to cast their votes. NexTier stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the mergers and other transactions contemplated by the merger agreement, and the NexTier merger proposal, the NexTier compensation proposal and the NexTier adjournment proposal.

Voting by Directors and Executive Officers

On the NexTier record date, NexTier directors and executive officers, as a group, beneficially owned and were entitled to vote [            ] shares of NexTier common stock, or approximately [    ]% of the issued and outstanding shares of NexTier common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of NexTier, NexTier currently expects that all of its directors and executive officers will vote their shares “FOR” the NexTier merger proposal, “FOR” the NexTier compensation proposal and “FOR” the NexTier adjournment proposal.

Keane Support Agreement

In connection with the execution of the merger agreement, on June 14, 2023, Patterson-UTI entered into the Keane support agreement with Keane Investor and Cerberus. Keane Investor has agreed to vote or cause to be voted all shares of NexTier common stock held by it at the time of the NexTier special meeting (i) in favor of the adoption of the merger agreement and (ii) against (a) any proposal made in opposition to the adoption of the merger agreement, (b) any acquisition proposal, and (c) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of NexTier under the merger agreement or of Keane Investor under the Keane support agreement, as applicable. Pursuant to the Keane support agreement, Keane Investor is permitted to transfer any shares of its NexTier common stock prior to the NexTier special meeting. As of the record date for the NexTier special meeting, Keane Investor holds and is entitled to vote approximately [            ] shares of NexTier common stock at the NexTier special meeting, or approximately [        ]% of the issued and outstanding shares of NexTier common stock. The Keane support agreement will terminate on the earlier of (i) the termination of the merger agreement in accordance with its terms, (ii) the effectiveness of any amendment, modification or supplement to the merger agreement that decreases the exchange ratio or is otherwise materially adverse to Keane Investor, (iii) such time that the NexTier board effects a change of recommendation in compliance with the merger agreement or (iv) the day following the effective time.

Record Date

The NexTier board has fixed the close of business on July 28, 2023 as the NexTier record date for the determination of the NexTier stockholders entitled to receive notice of, and to vote at, the NexTier special meeting. The NexTier stockholders of record on the NexTier record date are the only NexTier stockholders that are entitled to receive notice of, and to vote at, the NexTier special meeting.

Outstanding Shares and Voting Rights of NexTier Stockholders

At the close of business on the record date, [            ] shares of NexTier common stock were issued and outstanding, held of record by [            ] holders. Each share of NexTier common stock outstanding on the record date is entitled to one vote on each proposal and any other matter coming before the NexTier special meeting.

Stockholder List

A list of the NexTier stockholders of record who are entitled to vote at the NexTier special meeting will be available at the NexTier special meeting for examination by any stockholder present at such meeting.

Quorum

No business may be transacted at the NexTier special meeting unless a quorum is present. Holders of shares of NexTier common stock entitling them to exercise a majority of the voting power of the NexTier common stock issued and outstanding and entitled to vote at the NexTier special meeting, present in person, present by means of remote communication authorized by the NexTier board of directors or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting. Abstentions and broker non-votes will be included in determining whether a quorum is present at the NexTier special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Adjournment

The NexTier special meeting may be adjourned from time to time by the affirmative vote of a majority of the shares of NexTier common stock, present in person or by proxy at the NexTier special meeting and entitled to vote thereon, regardless of whether there is a quorum, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the NexTier merger proposal, then NexTier stockholders may be asked to vote on the NexTier adjournment proposal to adjourn the NexTier special meeting in order to permit the further solicitation of proxies. Regardless of whether there is a quorum, the chairman of the NexTier special meeting may also adjourn the NexTier special meeting.

No notice of the reconvened meeting is required to be given if the date, time and place are announced at the NexTier special meeting unless the reconvened meeting is more than 30 days after the date for which notice was originally given. At any reconvened NexTier special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the NexTier special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the NexTier special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The required votes to approve the NexTier proposals are as follows:

•

The NexTier merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NexTier common stock entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•

The NexTier compensation proposal requires the affirmative vote of a majority of the votes properly cast by the shares of NexTier common stock present or represented by proxy at the NexTier special meeting and entitled to vote on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

•

The NexTier adjournment proposal requires the affirmative vote of a majority of the shares of NexTier common stock present or represented by proxy at the NexTier special meeting and entitled to vote on such proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for such proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Voting of Proxies by Holders of Record

If you were a record holder of NexTier common stock at the close of business on the record date for the NexTier special meeting, a proxy card is enclosed for your use. NexTier requests that you vote your shares as promptly as possible by (i) accessing the internet site listed on the NexTier proxy card, (ii) calling the toll-free number listed on the NexTier proxy card or (iii) submitting your NexTier proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of NexTier common stock represented by it will be voted at the NexTier special meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of NexTier common stock represented are to be voted with regard to a particular proposal, the NexTier common stock represented by the proxy will be voted in accordance with the recommendation of the NexTier board of directors and, therefore, “FOR” the NexTier merger proposal, “FOR” the NexTier compensation proposal and “FOR” the NexTier adjournment proposal.

At the date hereof, the NexTier board of directors has no knowledge of any business that will be presented for consideration at the NexTier special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in NexTier’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the NexTier special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, if you were a record holder of NexTier common stock on the record date for the NexTier special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone regardless of whether you plan to attend the NexTier special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 10:59 p.m. local time on August 29, 2023 to ensure that the proxies are voted.

Shares Held in Street Name

If you hold shares of NexTier common stock through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to NexTier or by voting in person at the NexTier special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of NexTier common stock on behalf of their customers may not give a proxy to NexTier to vote those shares without specific instructions from their customers.

If you are a NexTier stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the NexTier proposals.

Voting in Person

If you plan to attend the NexTier special meeting and wish to vote in person, you will be given a ballot at the special meeting. If you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license, at the NexTier special meeting. If your shares are held in “street name,” you must bring to the special meeting a proxy executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting.

Proxies and Revocation

NexTier stockholders of record may revoke their proxies at any time before their shares of NexTier common stock are voted at the NexTier special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to NexTier’s corporate secretary at NexTier’s principal executive offices at 3990 Rogerdale Road, Houston, Texas 77042, by no later than 10:59 p.m. local time on August 29, 2023;

•

delivering another proxy with a later date to NexTier’s corporate secretary at NexTier’s principal executive offices at 3990 Rogerdale Road, Houston, Texas 77042, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. local time on August 29, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the NexTier special meeting in person and voting his, her or its shares during the meeting; attendance at the NexTier special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the NexTier corporate secretary before the proxy is exercised or unless you vote your shares in person during the NexTier special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.

Solicitation of Proxies

NexTier will pay for the proxy solicitation costs related to the NexTier special meeting. In addition to sending and making available these materials, some of NexTier’s directors, officers and other employees may solicit proxies by contacting NexTier stockholders by telephone, by mail, by e-mail or online. NexTier stockholders may also be solicited by, among others, news releases issued by NexTier and/or Patterson-UTI, postings on NexTier’s or Patterson-UTI’s websites and social media accounts and advertisements in periodicals. None of NexTier’s directors, officers or employees will receive any extra compensation for their solicitation services. NexTier has also retained Morrow Sodali, LLC as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, Morrow Sodali, LLC will receive an estimated fee of approximately $30,000, plus reasonable out-of-pocket expenses and fees for any additional services. NexTier will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of NexTier common stock and obtaining their proxies.

Other Matters

At this time, NexTier knows of no other matters to be submitted at the NexTier special meeting.

Questions and Additional Information

NexTier stockholders may contact NexTier’s proxy solicitor with any questions about the NexTier merger proposal, the NexTier compensation proposal or how to vote or to request additional copies of any materials at:

Morrow Sodali, LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: NEX@investor.morrowsodali.com

THE NEXTIER MERGER PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of NexTier as part of the solicitation of proxies by the NexTier board for use at the NexTier special meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The NexTier board, after due and careful discussion and consideration, unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of NexTier and its stockholders.

The NexTier board accordingly unanimously recommends that NexTier stockholders adopt the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Mergers” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

IF YOU ARE A NEXTIER STOCKHOLDER, THE NEXTIER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE NEXTIER MERGER PROPOSAL.

THE NEXTIER COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, NexTier is seeking a non-binding advisory stockholder approval of the compensation of NexTier’s named executive officers that is based on or otherwise relates to the mergers as disclosed in “The Mergers—Interests of NexTier’s Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to NexTier’s Named Executive Officers.” The NexTier compensation proposal gives NexTier stockholders the opportunity to express their views on the merger-related compensation of NexTier’s named executive officers.

Accordingly, NexTier is asking NexTier stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that NexTier stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NexTier’s named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under “The Mergers—Interests of NexTier’s Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to NexTier’s Named Executive Officers” of the joint proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the advisory compensation proposal is a vote separate and apart from the vote to approve the NexTier merger proposal. Accordingly, NexTier stockholders of record may vote for the approval of the NexTier merger proposal and against the approval of the NexTier compensation proposal, and vice versa. If the mergers are completed, the merger-related compensation may be paid to NexTier’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if NexTier stockholders vote against the approval of the advisory vote regarding merger-related compensation.

IF YOU ARE A NEXTIER STOCKHOLDER, THE NEXTIER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE NEXTIER COMPENSATION PROPOSAL.

THE NEXTIER ADJOURNMENT PROPOSAL

NexTier stockholders are being asked at the NexTier special meeting to consider and vote upon a proposal to adjourn the NexTier special meeting to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the NexTier merger proposal.

IF YOU ARE A NEXTIER STOCKHOLDER, THE NEXTIER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE NEXTIER ADJOURNMENT PROPOSAL.

THE MERGERS

This section of the joint proxy statement/prospectus describes the material aspects of the proposed mergers. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a composite copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed mergers and the transactions related thereto. In addition, important business and financial information about each of Patterson-UTI and NexTier is included in or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Background of the Mergers

The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Patterson-UTI and NexTier. The following is a summary of the events leading up to the signing of the merger agreement and the key meetings, negotiations, discussions and actions by and between Patterson-UTI and NexTier and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of Patterson-UTI, NexTier and other parties.

The board of directors and executive management team of each of Patterson-UTI and NexTier regularly review the operating results, capital structures, future growth opportunities and competitive positions of their respective companies in the oilfield services industry. These reviews have included consideration by the companies’ respective management teams and boards of directors and, from time to time, discussions with outside financial advisors and other industry participants of potential strategic transactions, including acquisitions and divestitures, joint ventures, business combinations and other transactions, as well as ongoing initiatives aimed at enhancing stockholder value, strengthening their respective financial and liquidity positions, increasing their respective cash flows and growing their respective businesses organically, to prepare for and respond to changing market forces and resulting business risks and uncertainties in the oilfield services industry.

As part of its review, the Patterson-UTI board has included reviews of changes in industry conditions associated with the energy transition, projected drilling and completion activity in the United States and internationally, market valuations and expectations of companies within the oilfield equipment sector and areas in which synergies could be realized through combinations and acquisitions. The Patterson-UTI board has further considered investor desires for efficient uses of capital and capital discipline, the importance of strong cash flow generation and a program for returning cash flow to stockholders through a combination of dividends and share repurchases. In addition, the Patterson-UTI board has reviewed various potential acquisitions and combinations for its drilling business, including transactions involving domestic and international expansion and product and technology additions. The Patterson-UTI board has also reviewed strategic alternatives for its pressure pumping and completion business, including a sale or spin-off of the business and a combination of that business with other industry participants.

At various times, each of Patterson-UTI’s and NexTier’s general review and evaluation of the potential acquisition or business combination landscape included an assessment of the other’s businesses and operations. In addition, Patterson-UTI and NexTier are generally familiar with each other and have, from time to time, engaged in preliminary discussions about potential synergies and the benefits of a strategic transaction between the two companies, including at a meeting on February 1, 2023 between William A. Hendricks, Jr., the Chief Executive Officer of Patterson-UTI, and Robert Drummond, the Chief Executive Officer of NexTier.

On March 28, 2023, Mr. Hendricks contacted Goldman Sachs to discuss the engagement of Goldman Sachs on a potential strategic transaction.

On April 25, 2023, after a regularly scheduled meeting of its audit committee, the members of the Patterson-UTI board met informally to discuss various strategic initiatives to enhance stockholder value. These discussions continued at a dinner later that evening and at a meeting with Patterson-UTI management held on April 26, 2023. In these discussions, the Patterson-UTI board reviewed a number of potential opportunities for enhancing stockholder value through acquisition or combinations. These opportunities included NexTier. An acquisition of Ulterra was also considered as a means of expanding Patterson-UTI’s drilling services offering. The Patterson-UTI board in its discussions took note of the public company market conditions favoring businesses that provide investors with larger scale and reflecting valuation discounts for companies of smaller scale. The Patterson-UTI board also focused on a desire that growth opportunities provide strong cash flow potential and build on Patterson-UTI’s existing reputation for “best in class” services. The Patterson-UTI board further emphasized a desire to maintain a strong and conservative balance sheet. At the meeting on April 26, the Patterson-UTI board reviewed materials provided by Goldman Sachs that contained publicly available information on NexTier’s business and illustrative financial summary information.

The Patterson-UTI board noted that the most desirable transaction structure with NexTier would likely be a no premium “merger of equals” that would position the combined company as a leader in North American drilling and completions and provide stockholders of both companies the opportunity to benefit from the substantial potential synergies from the combination, as well as the potential of a higher market valuation through greater scale and the creation of a company that could offer “best in class” services across drilling and completions, delivering strong EBITDA and free cash flow generation and consistent high return of capital to stockholders.

The Patterson-UTI board also viewed the acquisition of Ulterra as a means of strengthening Patterson-UTI’s drilling offering with a business having strong cash flow generation and a growing international presence. The Patterson-UTI board viewed an acquisition of Ulterra as consistent with the strategy of a combination with NexTier as it would further expand the combined company’s position as a leader in the markets in which it participates, and noted Ulterra’s ability to generate cash flow was consistent with that of Patterson-UTI and NexTier. The Patterson-UTI board viewed the acquisition of Ulterra as independent of the combination with NexTier, and did not condition its views of such acquisition on the completion of the NexTier combination, as it believed the proposed Ulterra acquisition would forward the overall strategic objectives of Patterson-UTI.

The Patterson-UTI board then authorized Messrs. Huff and Hendricks to pursue, among other opportunities, a combination with NexTier and an acquisition of Ulterra as separate transactions if such transaction could be effected on a reasonable basis.

On April 26, 2023, Mr. Hendricks contacted Mr. Drummond to convey to him that the Patterson-UTI board had met and reviewed the possibility of a combination of Patterson-UTI and NexTier and to request a meeting among the Chief Executive Officers and the Chairmen of the respective companies to discuss that possibility.

Later that day, members of NexTier management contacted Moelis to discuss the proposed transaction with Patterson-UTI and requested that Moelis assist in the evaluation of the proposed transaction. Moelis had been engaged by NexTier as a financial advisor since January 6, 2021, in connection with NexTier’s ongoing evaluation of certain strategic alternatives, the scope of which engagement included the newly proposed transaction with Patterson-UTI.

On May 1, 2023, Messrs. Huff and Hendricks met with Mr. Drummond and Patrick Murray, Chairman of the NexTier board, to discuss the proposed transaction between Patterson-UTI and NexTier. At the meeting, Messrs. Huff and Hendricks proposed that the companies pursue a business combination that would be a no-premium all-stock transaction with a “merger of equals” approach to governance and management related considerations, citing their belief that the business combination would present substantial benefits to all stakeholders due to, among a variety of benefits, increased scale, diversified product offerings, potential for growth and synergies.

Later that day, Seth D. Wexler, Senior Vice President, General Counsel and Secretary of Patterson-UTI, sent drafts of a confidentiality agreement and an exclusivity letter to Kevin M. McDonald, Executive Vice President, Chief Administrative Officer and General Counsel of NexTier. The draft confidentiality agreement included customary nondisclosure and nonuse provisions and a standstill provision that prohibited each party, for the duration of the standstill period, from offering to acquire or acquiring the other party, and from taking certain other actions, including soliciting proxies and making any request to amend, waive or terminate the standstill provision, in each case, without the prior consent of the other party, and included a customary “fall-away” provision that renders the standstill inapplicable to such party following its entry into a definitive agreement relating to an acquisition of a majority of such party’s voting securities or assets, or any third party commencing a tender offer for a majority of such party’s outstanding voting securities.

On May 5, 2023, the NexTier board held a meeting, with members of NexTier management as well as representatives of Moelis in attendance, to discuss the proposed transaction. Mr. Drummond reported that he owned Patterson-UTI common stock valued at less than $100,000. After discussion, the NexTier board determined that such ownership did not reasonably present a conflict of interest and that no action was necessary at the time. During the meeting, members of NexTier management and representatives of Moelis presented preliminary views regarding certain financial and structural aspects of the proposed transaction with Patterson-UTI, including the current industry landscape, transaction rationale, potential synergies, value creation opportunities and other considerations. The NexTier board reviewed materials regarding the NexTier board’s fiduciary duties when reviewing potential business combination transactions and an approach to resolve any conflicts of interest as the NexTier board evaluated any strategic opportunities. After robust discussion of the business rationale for a combination with Patterson-UTI and other potential strategic partners, the NexTier board instructed NexTier management to move forward with evaluating the proposed transaction, including entering into a confidentiality agreement with Patterson-UTI to allow further discussion between the parties about the proposed transaction and formalizing professional advisory support by reaffirming Moelis as NexTier’s financial advisor in connection with its evaluation of the proposed transaction and seeking and selecting legal representation with experience and expertise in M&A transactions in the energy industry and experience with “mergers of equals” transactions of publicly-traded companies. The parties executed the confidentiality agreement as of May 5, 2023.

On May 5, 2023, Mr. Huff and representatives of Patterson-UTI management met with representatives of Goldman Sachs to discuss updated illustrative financial summary information, including potential exchange ratios and synergies.

On May 6, 2023, Mr. Hendricks provided Mr. Drummond with Patterson-UTI management points of contact for a discussion regarding potential synergies of the combined company and, early the next week, on May 8, 2023, representatives of the executive management teams of Patterson-UTI and NexTier met to discuss business and operational matters and the potential synergies that could be achieved as a result of the proposed transaction.

Between May 8 and May 11, 2023, representatives of NexTier management interviewed law firms, including representatives of Kirkland, to serve as the outside legal advisor to NexTier. Following the interviews, NexTier management determined to engage Kirkland to serve as its outside legal advisor in connection with its evaluation of the proposed transaction with Patterson-UTI.

On May 12, 2023, Messrs. Murray and Drummond held a meeting with members of NexTier management and representatives of Moelis in attendance as part of preparation for a meeting between Messrs. Murray and Drummond and Messrs. Huff and Hendricks scheduled to take place the next day regarding the proposed transaction. Members of NexTier management provided a progress update on the proposed transaction with Patterson-UTI, presented an overview of the evolution of the exchange ratio based on the relative stock performances of NexTier and Patterson-UTI since the April 26, 2023 discussion between Messrs. Hendricks and Drummond and discussed the strategic rationale of the proposed transaction.

On May 13, 2023, Messrs. Drummond and Murray met with Messrs. Huff and Hendricks and communicated that the potential for NexTier to deliver significant synergies should be reflected in the calculation methodology for the exchange ratio for the proposed transaction and also be reflected in the governance of the combined company post-mergers.

On May 16, 2023, the NexTier board held a meeting with members of NexTier management and representatives of Kirkland and Moelis in attendance. NexTier management provided a progress update on discussions with Patterson-UTI. Mr. Drummond led the discussion, focusing on the synergies expected to be achievable after the closing of the mergers and noting that the methodology for calculating the exchange ratio was subject to further discussion and analysis by financial advisors. Mr. Drummond then provided an overview of pro forma operations of the combined company, noting potential enhanced balance sheet strength and potential trading multiple uplift, as well as a broader discussion on the benefits of the proposed transaction, among other topics.

On May 17, 2023, Mr. Drummond and additional members of the NexTier board held a dinner meeting with Messrs. Huff and Hendricks to discuss the strategies and cultures of the two companies and governance matters, including with respect to the combined company board and executive management.

On May 18 and May 19, 2023, Messrs. Drummond and Hendricks exchanged emails on the makeup of the executive management of the combined company, including Mr. Drummond’s proposal to secure that members of NexTier management maintain a leadership role at the combined company. Also on May 19, Mr. Huff and Scott R. Wille, a NexTier board member, discussed the composition of the combined company board and executive management as well as potential synergy opportunities.

On May 28, 2023, Mr. Hendricks emailed Mr. Drummond, outlining a proposal for the name of the combined company, and proposed titles, responsibilities and reporting for certain key members of NexTier management as part of the combined company.

On May 29, 2023, Mr. Huff and Mr. Wille further discussed, among other things, the composition of the combined company board and executive management and other governance matters.

On May 30, 2023, the Patterson-UTI board held a meeting with Patterson-UTI management to discuss, among other things, the status of the discussions with NexTier, including proposed terms for the transaction, strategic rationale, expected synergies and timing considerations. The Patterson-UTI board authorized Mr. Huff and the Patterson-UTI management team to continue to engage in discussions with NexTier regarding the proposed transaction and to commence full due diligence.

On May 30, 2023, the NexTier board held a meeting, with members of NexTier management, as well as representatives of Kirkland and Moelis in attendance. Representatives of NexTier management updated the NexTier board on the status of the proposed transaction since the NexTier board last met, including a summary of the legal and financial due diligence and discussions which had occurred, including Patterson-UTI’s proposals with respect to several key matters, including the name of the combined company, an at-market exchange ratio, the composition of the combined company board, the transaction structure and the proposed stock consideration for the proposed transaction. The NexTier board confirmed its continued interest in pursuing the proposed transaction with Patterson-UTI and instructed NexTier management to commence full due diligence and continue to engage in discussions with Patterson-UTI management.

Following the NexTier board meeting, Mr. Drummond contacted Mr. Hendricks and informed him of the NexTier board’s determination and proposed that both Patterson-UTI and NexTier commence the following workstreams: diligence, legal documentation, communication strategy and integration with a goal towards executing proposed definitive documentation by mid-June. Mr. Wexler also had a call with Mr. McDonald and Kenneth H. Pucheu, Executive Vice President and Chief Financial Officer of NexTier, regarding the workstreams.

On June 1, 2023, Gibson, Dunn & Crutcher LLP, outside counsel to Patterson-UTI (“Gibson Dunn”), provided Kirkland an initial draft of the merger agreement. The draft contemplated, among other things, (a) that the combined company board include 11 directors in total, with six directors of the combined company board (including the Patterson-UTI CEO) to be designated by Patterson-UTI (“Patterson-UTI designees”) and five directors of the combined company board to be designated by NexTier (“NexTier designees”), and a placeholder for the designation and makeup of committees of the combined company board; (b) requiring at least five Patterson-UTI designees to be independent and at least four NexTier designees to be independent; (c) largely reciprocal representations and warranties and interim operating covenants; (d) largely reciprocal no-shop covenants applicable to Patterson-UTI and NexTier; (e) a termination fee payable by either of Patterson-UTI or NexTier in the event the merger agreement is terminated in certain situations; (f) an outside date of 180 days for completion of the transaction; (g) a “force the vote” provision requiring both parties to hold a vote of their shareholders regardless of whether such party’s board of directors changed its recommendation for the proposed transaction; (h) a proposed covenant that Patterson-UTI, in connection with the ultimate approval of the merger agreement, would adopt a new forum selection bylaw; and (i) a merger of equals transaction with all-stock consideration where Patterson-UTI would acquire all of the outstanding NexTier common stock at a fixed exchange ratio. Later that same day, representatives of Kirkland and NexTier management teleconferenced to discuss the initial draft of the merger agreement. On June 2, 2023, Gibson Dunn provided Kirkland a revised draft of the merger agreement clarifying the manner for designating the board designees.

From June 2, 2023 through June 14, 2023, the parties conducted reciprocal legal, financial and operational due diligence. Representatives of Patterson-UTI and NexTier, together during certain calls with representatives of Gibson Dunn, Kirkland, Moelis and Goldman Sachs in attendance, held a series of reciprocal legal due diligence discussions with respect to litigation, human resources, employee benefits and personnel, regulatory, real estate, tax, environmental, health and safety and other matters, including the proposed Ulterra acquisition.

On June 5, 2023, in connection with its potential engagement by Patterson-UTI, Goldman Sachs provided Patterson-UTI with a relationship disclosure letter disclosing certain of its investment banking relationships with each of Patterson-UTI and NexTier.

On the morning of June 6, 2023, the NexTier board held a meeting with members of NexTier management and representatives of Kirkland and Moelis in attendance. At this meeting, among other things, representatives of Kirkland reviewed with the NexTier board its fiduciary duties, generally and in the context of a business combination, and certain confidentiality considerations. Representatives of Kirkland further provided a summary of the draft merger agreement and reviewed the key terms relating thereto. The NexTier board discussed certain open items in the merger agreement, including the timing of the outside date by which the mergers must be completed. Representatives of Kirkland noted that Gibson Dunn’s June 2, 2023 draft of the merger agreement was on substantially similar terms to the merger agreement for NexTier’s most recent business combination with a public company, Keane Group, Inc.’s (NexTier’s predecessor) acquisition of C&J Energy Services, Inc., for which definitive documentation had been publicly-filed, and with which several members of the NexTier board were familiar, having participated in the discussion and negotiation of that transaction. Representatives of Moelis updated the NexTier board on the status of the transaction since the NexTier board last met, including a summary of the financial due diligence process and discussions which had occurred.

Later that day, representatives of NexTier, Patterson-UTI, Moelis and Goldman Sachs held a meeting to discuss reciprocal financial diligence that included a discussion regarding each company’s financial projections, as well as due diligence logistics and topics; operations, financial, accounting, tax, information technology and human resources matters; and matters relating to health, safety and the environment.

On June 7, 2023, representatives from Kirkland sent a revised draft of the merger agreement to Gibson Dunn, which included the following key changes to the draft of the merger agreement received from Gibson Dunn on June 2, 2023: (a) a requirement that the Patterson-UTI and NexTier designees to the combined company board be from among each company’s respective board of directors (as of the time of the closing); (b) the designation of a chief integration officer and chief operating officer of the combined company (in each case, not then identified); (c) a proposed governance policy, which would remain in effect for two years after closing (the “governance period”), which set forth (i) Patterson-UTI’s proposal for combined company board size, (ii) the designations of Mr. Huff (or his successor) as Chairman of the combined company board and Mr. Drummond as Vice Chairman of the combined company board, (iii) re-election procedures for the combined company board during the governance period, (iv) succession mechanics for the Vice Chairman, including a covenant that, for so long as there was a Vice Chairman of the combined company board, Patterson-UTI would appoint a NexTier Designee as Vice Chairman, and (v) provisions establishing an executive committee of the combined company board comprised of the combined company’s Chairman, Vice Chairman and Chief Executive Officer (the “executive committee”) and the core responsibilities of the executive committee regarding governance matters; (d) a right for the NexTier board to declare and pay quarterly dividends not to exceed Patterson-UTI’s dividend yield during the interim period between signing and closing; (e) revisions to the treatment of NexTier equity awards and employment matters in connection with the proposed transaction; (f) an undetermined outside date for the transaction, with one automatic extension for an undetermined period, if clearance under the HSR Act had not been obtained on that date, but all other conditions to the completion of the mergers were then satisfied or waived (or in the case of conditions that were to be satisfied at the closing, were then capable of being satisfied if the closing were to occur on that date); (g) a revision to lower the termination fee payable by Patterson-UTI or NexTier in certain circumstances to 2.5% of the respective equity value of Patterson-UTI or NexTier; and (h) modification to the scope of representations and warranties and interim operating covenants, including additional restrictions on the ability of each of the parties to engage in certain transactions between signing and closing, including certain transactions involving the incurrence of debt and the acquisition or divestiture of material assets.

Later that day, Mr. Hendricks emailed a brief summary of the proposed Ulterra acquisition to Messrs. Drummond, Pucheu and McDonald, including the proposed consideration to be paid.

On June 8, 2023, representatives of Gibson Dunn sent Kirkland an initial draft of the Keane support agreement. The draft support agreement included covenants as to the voting of shares of NexTier common stock held by Keane Investor in a manner to facilitate the consummation the transactions contemplated by the merger agreement.

On June 8, 2023, Patterson-UTI determined to formally engage Goldman Sachs as its financial advisor in connection with the potential combination with NexTier based on, among other things, Goldman Sach’s industry experience and performance, as well as its familiarity with both Patterson-UTI and NexTier. Later that day, Patterson-UTI and Goldman Sachs entered into an engagement letter.

On the morning of June 9, 2023, the Patterson-UTI board met with Patterson-UTI management and representatives of Gibson Dunn and Goldman Sachs in attendance to discuss the proposed combination with NexTier. Messrs. Huff and Hendricks provided an update on negotiations with NexTier and operational and financial due diligence sessions with NexTier’s management. Representatives of Goldman Sachs reviewed its preliminary financial analysis related to the proposed combination with NexTier. Representatives of Gibson Dunn then reviewed with the Patterson-UTI board its fiduciary duties with respect to the evaluation of the proposed transaction, and Mr. Wexler reviewed the key unresolved terms of the merger agreement.

On June 9, 2023, representatives of Gibson Dunn sent Kirkland a revised draft of the merger agreement, which included the following key changes to the draft of the merger agreement received from Kirkland on June 7, 2023: (a) replacing the agreement to designate a chief operating officer with a designation to appoint a head of the completions business unit; (b) requiring Patterson-UTI, at the closing, to cause the Nominating and Corporate Governance Committee of the combined company board to consist of an equal number of Patterson-UTI designees and NexTier designees; (c) requiring Patterson-UTI, at the closing, to cause each other committee of the combined company board to include at least one NexTier designee; (d) revising the governance covenants to allow Patterson-UTI, after the closing, to amend, modify or terminate the governance policy if approved by at least 75% of the combined company board; (e) revising certain employment, benefit and compensation matters in connection with the proposed transaction; (f) increasing the termination fee payable by Patterson-UTI or NexTier in certain circumstances to 3.5% of the respective equity value of Patterson-UTI or NexTier; and (g) revising the scope of responsibilities of the executive committee to be in line with the scope of responsibilities of Patterson-UTI’s existing executive committee.

Also on June 9, 2023, representatives of Kirkland sent Gibson Dunn a revised draft of the Keane support agreement, which included the following key changes to the draft of the Keane support agreement received from Gibson Dunn on June 8, 2023: (a) removing any restrictions regarding the disposition of the shares of NexTier common stock held by Keane Investor; and (b) adding as termination events (i) the effectiveness of any amendment, modification or supplement to the merger agreement that decreases the exchange ratio or is otherwise materially adverse to Keane Investor and (ii) a change of recommendation by the NexTier board.

On June 10, 2023, representatives of Kirkland sent Gibson Dunn a revised draft of the merger agreement, which included the following key changes to the draft of the merger agreement received from Gibson Dunn on June 9, 2023: (a) incorporated the covenants regarding combined company board committee designees into the governance policy; (b) added that the outside date for completion of the transaction would be nine months and that the automatic extension for HSR Act clearance would be for 90 days; and (c) lowered the termination fee payable by Patterson-UTI or NexTier in certain circumstances to 2.75% of the respective equity value of Patterson-UTI or NexTier.

Also on June 10, 2023, Messrs. Huff and Wille discussed the Keane support agreement and other matters with respect to the transaction.

On June 11, 2023, representatives of Kirkland sent Gibson Dunn supplemental comments to the draft merger agreement revising the governance provisions and governance policy to require that Patterson-UTI ensure that, other than the Nominating and Corporate Governance Committee, the membership of all committees of the combined company board, taken as a whole, consist of an equal number of Patterson-UTI designees and NexTier designees.

On June 11, 2023, representatives of Gibson Dunn sent Kirkland a revised draft of the merger agreement, which included, among other things, an increase in the termination fee payable by Patterson-UTI or NexTier in certain circumstances to 3.0% of the respective equity value of Patterson-UTI or NexTier. Representatives of Gibson Dunn and Kirkland held various calls to discuss, and exchanged various revised drafts of, the merger agreement between June 11, 2023 and the finalization of the merger agreement on the morning of June 14, 2023.

On the morning of June 12, 2023, the NexTier board held a meeting with members of NexTier management and representatives of each of Kirkland and Moelis in attendance. At this meeting, representatives of Kirkland reminded the NexTier board of its fiduciary duties under applicable law and reviewed with the NexTier board a summary of the key terms of the merger agreement, including the changes made since the NexTier board last convened. Representatives of Kirkland also provided the NexTier board with a summary and update on key employment and compensation matters related to the mergers and the NexTier board discussed Patterson-UTI’s and NexTier’s respective dividend policies. Representatives of Moelis provided the NexTier board with Moelis’ market perspective and preliminary financial analysis. The NexTier board discussed the pro-forma ownership split and the projected synergies.

At the meeting, the NexTier board also discussed an unsolicited outreach by a publicly traded oilfield services company (“Party A”) received on June 8, 2023, pursuant to which Party A expressed its interest in discussing a potential combination transaction between Party A and NexTier, the terms of which were not provided. The NexTier board discussed Party A’s business and position in the market with input from representatives of each of Kirkland and Moelis. After discussion, the NexTier board determined not to respond to the unsolicited offer from Party A because, among other factors, the proposal was insufficiently certain, the

NexTier board believed that responding to the unsolicited offer from Party A would create a risk that Patterson-UTI would withdraw its proposed transaction with NexTier, and the terms of the draft merger agreement were not preclusive of an alternative proposal even if NexTier would be obligated to delay a termination of the merger agreement until after the vote of the NexTier stockholders.

On June 12, 2023, representatives of Gibson Dunn shared the draft documents for the proposed Ulterra acquisition with Kirkland. Representatives of Gibson Dunn and Kirkland also shared with each other drafts of the Patterson-UTI and NexTier disclosure letters under the merger agreement. Between June 12, 2023 and execution of the merger agreement on June 14, 2023, representatives of Gibson Dunn and Kirkland exchanged various revised drafts of the disclosure letters.

Also on June 12, 2023, Mr. Huff and Mr. Wille discussed unresolved issues in the Keane support agreement, including the ability of Keane Investor to transfer shares of NexTier common stock prior to the NexTier special meeting. Later that evening, Mr. Hendricks sent Mr. Drummond an exchange ratio proposal, which implied Patterson-UTI’s preference of using a five-day VWAP calculation as the basis of determining the exchange ratio and set forth implied exchange ratios between Patterson-UTI common stock and NexTier common stock under various VWAP calculations.

That same day, representatives of Moelis delivered to the NexTier board a relationships disclosure letter containing information relating to Moelis’ relationships with NexTier and Patterson-UTI. The NexTier board reviewed the relationships disclosure letter and related information provided by Moelis therein and determined that none of the relationships would impact Moelis’ ability to act in an independent and disinterested manner in rendering its services as NexTier’s financial advisor in connection with the proposed transaction.

On the morning of June 13, 2023, the NexTier board held a meeting with members of NexTier management and representatives of Kirkland and Moelis in attendance. The NexTier board began the meeting by discussing an article published by the Wall Street Journal after the close of market on June 12, 2023 disclosing a proposed transaction between Patterson-UTI and NexTier. The NexTier board discussed whether NexTier’s management and legal and financial advisors believed there were any impediments to announcing the proposed transaction if negotiations were finalized and the NexTier board approved the proposed transaction the following day. Representatives of Moelis reviewed with the NexTier board Patterson-UTI’s five-day VWAP proposal and the resulting exchange ratio. After discussion, the NexTier board instructed NexTier management to engage with Patterson-UTI to proceed on the basis of a five-day VWAP. Representatives of Kirkland discussed, among other things, the changes to the merger agreement and other transaction documents since the NexTier board had last convened, including the ability to issue dividends during the interim period, populating the names of the individuals expected to serve as officers of the combined company and resolution of the dollar amounts of the termination fee. Representatives of Kirkland and NexTier management then summarized the terms of Patterson-UTI’s interest in the proposed Ulterra acquisition, which had been communicated to NexTier management and Kirkland by Patterson-UTI management and Gibson Dunn, including that Patterson-UTI had requested the ability to consummate the proposed Ulterra acquisition between signing and closing of the Patterson-UTI and NexTier transaction on specified terms, including consideration of 34.9 million shares of Patterson-UTI common stock, $45 million in cash and the assumption or repayment of $325 million of net debt of Ulterra. After discussion, the NexTier board determined to permit Patterson-UTI to consummate the proposed Ulterra acquisition on substantially those terms and instructed Kirkland to request that Patterson-UTI seek to require that the seller in the proposed Ulterra acquisition execute a support agreement pursuant to which the seller would agree to vote any shares of Patterson-UTI common stock that it received in the proposed Ulterra acquisition in a manner to facilitate the consummation the mergers. NexTier management reviewed the expected announcement process, including that a press release and investor deck were contemplated. Following this discussion, the NexTier board agreed to schedule its next board meeting concurrently with the Patterson-UTI board on June 14, 2023.

That same day, representatives of NexTier and Patterson-UTI exchanged emails to discuss their plans regarding investor relations in connection with the proposed transaction, including a joint press release and an investor presentation.

On June 14, 2023, the NexTier board held a special meeting with members of NexTier management and representatives of Kirkland and Moelis in attendance. The NexTier board opened with a discussion of the pending items regarding the proposed transaction, including the press release scheduled to be released to announce the transaction, and by noting that the Patterson-UTI board was meeting concurrently in a similar format to consider approval of the proposed transaction. Representatives of Kirkland discussed with the NexTier board, among other things, its fiduciary duties, including in the context of a business combination, and a summary of the key terms of the merger agreement, including the exchange ratio of 0.7520 resulting from the five-day VWAP calculation. The NexTier board asked a number of questions, including related to the NexTier ownership percentage implied by the exchange ratio, and representatives of Moelis answered the NexTier board that the pro forma implied NexTier ownership percentage was approximately 45.4% on a fully-diluted basis, assuming an exchange ratio of 0.7520 (which ownership percentage did not take into account any issuance of shares of Patterson-UTI common stock in the proposed Ulterra acquisition). The NexTier board also discussed NexTier’s ability to repurchase common stock and declare and pay dividends during the interim period under the revised proposal. Representatives of Moelis then reviewed with the NexTier board its financial analysis of the exchange ratio and delivered to the NexTier board an oral opinion, which was confirmed by delivery of a written opinion dated June 14, 2023, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in its written opinion, the exchange ratio in the first merger was fair from a financial point of view, to the holders of NexTier common stock. After further discussion and consideration of the factors described in the section entitled “ — Recommendation of the NexTier Board and Reasons for the Mergers” by the NexTier board, the NexTier board unanimously: (i) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, NexTier, and the NexTier stockholders; (ii) approved and declared advisable the merger agreement and the other transactions contemplated by the merger agreement, including the mergers; (iii) directed that the approval of the NexTier merger proposal be submitted to a vote of the NexTier stockholders at the NexTier special meeting; and (iv) resolved to recommend that the NexTier stockholders adopt the merger agreement at the NexTier special meeting.

On June 14, 2023, Goldman Sachs delivered to Patterson-UTI an updated relationship disclosure letter disclosing certain of its investment banking relationships with Patterson-UTI and NexTier.

Also on June 14, 2023, the Patterson-UTI board met with members of Patterson-UTI management and representatives of Gibson Dunn and Goldman Sachs in attendance, to consider the final terms of the proposed merger with NexTier. At this meeting, representatives of Goldman Sachs reviewed its financial analysis of the exchange ratio and rendered an oral opinion to the Patterson-UTI board (confirmed by delivery of a written opinion addressed to the Patterson-UTI board dated the same date) to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio of 0.7520 shares of Patterson-UTI common stock to be issued in exchange for each outstanding share of NexTier common stock pursuant to the merger agreement was fair from a financial point of view to Patterson-UTI, as more fully described below in the section entitled “—Opinion of Patterson-UTI’s Financial Advisor.” A representative of Gibson Dunn then updated the Patterson-UTI board with the key terms in the merger agreement. After further discussion and consideration of the factors described in the section entitled “—Recommendation of the Patterson-UTI Board and Reasons for the Mergers” by the Patterson-UTI board, the Patterson-UTI board unanimously (i) determined that the merger agreement and the transactions contemplated thereby (including the mergers) are fair to, and in the best interests of, Patterson-UTI and the Patterson-UTI stockholders, (ii) approved and declared advisable the merger agreement, the transactions contemplated thereby (including the mergers) and the Patterson-UTI charter amendment, (iii) directed the Patterson-UTI merger proposals be submitted to the holders of Patterson-UTI common stock for their approval, and (iv) resolved to recommend that the holders of Patterson-UTI common stock vote in favor of the Patterson-UTI merger proposals.

Later in the afternoon on June 14, 2023, the parties executed the merger agreement. Prior to the market opening on June 15, 2023, the parties issued a joint press release announcing the transaction and held a joint investor conference call.

Following approval by its board of directors, each of Patterson-UTI and NexTier entered into an amendment to the merger agreement on July 27, 2023 with respect to the new voting standard under Delaware law for the Patterson-UTI charter amendment proposal.

Recommendation of the Patterson-UTI Board and Reasons for the Mergers

At a meeting held on June 14, 2023, the Patterson-UTI board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Patterson-UTI and its stockholders, approved and declared advisable the merger agreement, the Patterson-UTI charter amendment and the transactions contemplated by the merger agreement, on the terms and subject to the conditions set forth in the merger agreement, directed that the Patterson-UTI merger proposals be submitted to Patterson-UTI stockholders for approval and resolved to recommend that the Patterson-UTI stockholders vote in favor of the Patterson-UTI merger proposals. The Patterson-UTI board unanimously recommends that Patterson-UTI stockholders vote “FOR” the Patterson-UTI stock issuance proposal and “FOR” the Patterson-UTI charter amendment proposal.

In deciding to approve the merger agreement and to recommend that Patterson-UTI stockholders approve the Patterson-UTI merger proposals, the Patterson-UTI board consulted with Patterson-UTI’s management and financial and legal advisors and considered other factors.

The Patterson-UTI board considered a number of factors when evaluating the merger agreement, many of which support the Patterson-UTI board’s determination that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Patterson-UTI and its stockholders. The Patterson-UTI board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:

•	the belief that the mergers will be accretive on key financial metrics beginning in 2024, including earnings per share and free cash flow per share;

•	the belief that the combined company would have significant breadth and value as a premier drilling and completions provider in North America, including:

•	a contract drilling business with 172 super-spec drilling rigs and a directional drilling business; and

•	a well completions business with deployed capacity of 45 active spreads and 3.3 million hydraulic fracturing horsepower, with nearly two-thirds of deployed fleets being dual fuel capable;

•	the belief that the combined company will have an enhanced financial position, with a strong balance sheet capable of enabling opportunities for further innovation and financial flexibility;

•

the belief that the mergers will provide Patterson-UTI stockholders the opportunity to benefit from expected annual cost savings of approximately $200 million through operational efficiencies and reductions in sales, general and administrative expenses as well as significant improvements in supply chain management;

•

the potential of a higher market valuation of the combined company through greater scale and the creation of a company that would offer “best in class” services across drilling and completions, delivering strong EBITDA and free cash flow generation and consistent high return of capital to stockholders;

•	the expectation that the combined company will remain committed to returning at least 50% of free cash flow to Patterson-UTI stockholders through dividends and stock repurchases;

•

the expectation that the mergers will expand the combined company’s leadership position in low-carbon alternative fuel sources for drilling and completions using natural gas, high-line power and lithium battery solutions;

•	the expectation that the mergers will enhance the combined company’s technology portfolio, resulting in an attractive fleet tilted towards super-spec drilling rigs and natural gas powered frac fleets;

•	the belief that NexTier’s proven well site integration strategy will expand smoothly across a larger completions footprint;

•	the structure of the transaction as a merger of equals with terms negotiated in the merger agreement providing that:

•	the combined company board will include designees of Patterson-UTI and designees of NexTier, including the Chief Executive Officer of Patterson-UTI and the Chief Executive Officer of NexTier;

•

the Chairman of the Patterson-UTI board prior to the effective time will serve as the chairman of the combined company board and the President and Chief Executive Officer of NexTier will serve as the vice chairman of the combined company board, in each case, as of the effective time;

•

the Chief Executive Officer of Patterson-UTI will serve as the chief executive officer of the combined company, the Chief Financial Officer of Patterson-UTI will serve as the chief financial officer of the combined company, the Chief Financial Officer of NexTier will serve as the chief integration officer of the combined company and the Chief Operating Officer of NexTier will serve as the head of the completions business unit of the combined company, in each case, as of the effective time;

•

at the effective time and for two years thereafter, (i) the Nominating and Corporate Governance Committee will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the Patterson-UTI board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the chairman, the vice chairman and the chief executive officer of the combined company;

•

a pre-closing integration team, led by the respective chief executive officers and chief financial officers of Patterson-UTI and NexTier, will mutually develop an integration plan for the combined company following the effective time; and

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a post-closing integration team, led by the chief integration officer and chief financial officer of the combined company (each reporting directly to the chief executive officer of the combined company), will mutually implement and further develop the integration plan for the combined company and its subsidiaries following the effective time until the integration of Patterson-UTI and NexTier is substantially complete;

•

that the exchange ratio of 0.7520 shares of Patterson-UTI common stock for each share of NexTier common stock is fixed, consistent with the principles underlying the merger of equals structure for the transaction;

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that the mergers and the all-stock consideration offered in connection therewith will provide Patterson-UTI stockholders with ownership of approximately 55% of the combined company (based on fully diluted shares outstanding of the combined company excluding the issuance of shares in the Ulterra acquisition) and therefore allow Patterson-UTI stockholders to participate in the equity value of the combined company, including future growth and the expected cost synergies resulting from the mergers;

•

the financial analyses of Goldman Sachs, as reviewed and discussed with the Patterson-UTI board, as well as Goldman Sachs’ oral opinion, subsequently confirmed by delivery of a written opinion, dated June 14, 2023, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Patterson-UTI, as more fully described under “—Opinion of Patterson-UTI’s Financial Advisor” and the full text of the written opinion of Goldman Sachs, which is attached as Annex B to this joint proxy statement/prospectus;

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the information and discussions with Patterson-UTI management and outside legal and financial advisors regarding each of Patterson-UTI’s and NexTier’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of each of Patterson-UTI and NexTier as a stand-alone company, the size and breadth of the combined company and the expected pro forma effect of the mergers on the combined company and its ability to achieve future growth and generate additional returns for Patterson-UTI stockholders;

•

the alignment of complementary cultures and operating philosophies, including a shared commitment to safety and integrity, employee development, partnerships with blue-chip customers, operating efficiency and service quality, technological innovation, and community relationships;

•	the expectation that the combined company will be able to better serve Patterson-UTI’s and NexTier’s customers in critical growth markets with a larger footprint and broader service offering;

•	the expectation that the breadth of the combined company will provide cost saving opportunities with its current and potential supplier base;

•	the expectation that the combined company will share Patterson-UTI’s and NexTier’s best practices and leverage its combined team and resources to provide even better services for its customers;

•

that Keane Investor, which owned approximately 14.2% of the outstanding shares of NexTier common stock as of the date of the Keane support agreement, and Cerberus have entered into the Keane support agreement, obligating Keane Investor to, subject to the terms and conditions of the Keane support agreement, (i) vote all shares of NexTier common stock held by it at the time of the NexTier special meeting (a) in favor of the adoption of the merger agreement and (b) against (x) any proposal made in opposition to the adoption of the merger agreement, (y) any acquisition proposal and (z) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of NexTier under the merger agreement or of Keane Investor under the Keane support agreement, in each case, as more fully described in “NexTier Special Meeting—Keane Support Agreement;”

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the Patterson-UTI board’s view, after consultation with Patterson-UTI management and its outside legal advisors, concerning the likelihood that regulatory approvals and clearances necessary to consummate the mergers would be obtained, without the imposition of conditions sufficiently material to preclude the mergers;

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the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Patterson-UTI or NexTier for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the merger agreement;

•	that Patterson-UTI stockholders will have the opportunity to vote on the Patterson-UTI merger proposals, which are conditions precedent to the mergers;
•

that the representations and warranties of Patterson-UTI and NexTier in the merger agreement, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the mergers, subject to specific limitations, are generally reciprocal;

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the restrictions in the merger agreement on NexTier’s ability to respond to and negotiate certain alternative transaction proposals from third parties, the inability of NexTier to terminate the merger agreement to enter into a superior proposal, the requirement that NexTier hold the NexTier special meeting even if the NexTier board changes its recommendation, and the requirement that NexTier pay Patterson-UTI a $60.875 million termination fee if the merger agreement is terminated under certain circumstances;

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Patterson-UTI’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the Patterson-UTI board has determined in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with Patterson-UTI’s outside financial advisor, (i) such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the merger with NexTier and (ii) failure to engage in such activities would reasonably be expected to be inconsistent with the Patterson-UTI board’s fiduciary duties under applicable law; and

•

the right of the Patterson-UTI board to change its recommendation to Patterson-UTI stockholders to vote “FOR” the Patterson-UTI merger proposals if a superior proposal is available or an intervening event has occurred, subject to certain conditions and fee obligations.

The Patterson-UTI board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the related transactions contemplated thereby. These factors included:

•

the possibility that the mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Patterson-UTI or NexTier, including the failure to obtain stockholder approval of the Patterson-UTI merger proposals or the NexTier merger proposal;

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that the exchange ratio provides for a fixed number of shares of Patterson-UTI common stock, and, as such, Patterson-UTI stockholders cannot be certain at the time of the Patterson-UTI special meeting of the market value of the merger consideration to be paid, and the possibility that Patterson-UTI stockholders could be adversely affected in the event that the market price of Patterson-UTI common stock increases relative to the market price of NexTier common stock between the date of the merger agreement and the closing of the mergers;

•

that there are significant risks inherent in integrating the operations of NexTier with Patterson-UTI, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•

the substantial costs to be incurred in the mergers, including those incurred regardless of whether the mergers are consummated and the costs of integrating the businesses of Patterson-UTI and NexTier;

•

that the merger agreement provides that, in certain circumstances, Patterson-UTI could be required to pay a termination fee of $72.98 million to NexTier or an expense reimbursement fee of $10.15 million;

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the possibility that the $10.15 million expense reimbursement fee that NexTier would be required to pay under the merger agreement upon termination of the merger agreement under certain circumstances would be insufficient to compensate Patterson-UTI for its costs incurred in connection with the merger agreement;

•	that the mergers might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals;

•	the ability of the NexTier board, in certain circumstances, to effect a change of recommendation;

•	the potential for litigation relating to the mergers and the associated costs, burden and inconvenience involved in defending those proceedings;

•

that the restrictions on the conduct of Patterson-UTI’s business prior to the consummation of the mergers, although believed to be reasonable and not unduly burdensome, may delay or prevent Patterson-UTI from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Patterson-UTI pending the consummation of the mergers;

•

that the merger agreement restricts Patterson-UTI’s ability to entertain other acquisition proposals unless certain conditions are satisfied and to terminate the merger agreement to enter into a superior proposal, and requires that Patterson-UTI hold the Patterson-UTI special meeting even if the Patterson-UTI board changes its recommendation;

•	that the Keane support agreement permits the transfer of shares of NexTier common stock held by Keane Investor prior to the NexTier special meeting;

•

the loss of, or limitation to, those U.S. federal, state and non-U.S. NOLs of Patterson-UTI or NexTier that are lost or limited as a result of the mergers, including NOLs that Patterson-UTI or NexTier might have utilized had the mergers not occurred;

•	the possibility of losing key employees and skilled workers as a result of the expected consolidation of Patterson-UTI’s and NexTier’s personnel when the mergers are completed; and

•	other risks of the type and nature described in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

This discussion of the information and factors considered by the Patterson-UTI board in reaching its conclusion and recommendations is intended to include all of the material factors considered by the Patterson-UTI board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Patterson-UTI board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Patterson-UTI board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Patterson-UTI board may have given different weight to different factors. The Patterson-UTI board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the transactions contemplated thereby.

It should be noted that this explanation of the reasoning of the Patterson-UTI board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the NexTier Board and Reasons for the Mergers

In reaching its decision to approve and declare advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the NexTier board, as described in “—Background of the Mergers,” held a number of meetings, consulted with NexTier management and its respective outside legal and financial advisors, Kirkland and Moelis, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of NexTier and Patterson-UTI. At its meeting held on June 14, 2023, after due consideration and consultation with NexTier management and outside legal and financial advisors, the NexTier board unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement and recommended that NexTier stockholders vote in favor of the adoption of the merger agreement.

In making its determination, approval, and in recommending that the NexTier stockholders vote in favor of the adoption of the merger agreement, the NexTier board considered a number of factors (not necessarily in order of relative importance) that the NexTier board viewed as being generally positive or favorable in coming to its determination, approval, and related recommendation, including the following:

•

the combined company is anticipated to have significant scale and value as a premier drilling and completions provider in U.S land, offering contract drilling, pressure pumping and directional drilling services with a strong presence in the most active U.S. basins, as well as an expected enhanced financial position, with a strong balance sheet capable of enabling opportunities for future investment, further innovation and significant financial flexibility;

•

the significant anticipated expansion of financial scale of the combined company relative to other companies in the drilling and completions services sector and expectation that the combined company will be in a robust financial position with a solid balance sheet, as well as the expected flexibility to invest in business innovation;

•

the expectation that the combined company would generate $200 million of expected annualized run-rate synergies based on cost reductions and streamlining the combined company’s selling, general & administrative expenses, operations integration, supply chain management and well completions operations;

•

the expectation that the combined company would have opportunity for revenue and earnings growth via revenue generation from existing assets, complementary geographic overlap that allows access to a large, quality customer base, and improved efficiencies from increased basin density and leveraging overhead, creating a more attractive investment opportunity;

•

the expectation that, after the payment of certain one-time transaction costs, including severance costs, to be incurred in connection with the transaction, the mergers would be accretive to earnings per share and cash flow per share in 2024;

•

the structure of the transaction as a merger of equals with terms negotiated in the merger agreement providing for mixed leadership of the combined company, which is expected to maximize the combined company’s ability to achieve synergies, including that:

•	the combined company board would include NexTier designees and Patterson-UTI designees, including the Patterson-UTI Chief Executive Officer and the NexTier Chief Executive Officer;

•	the Patterson-UTI Chairman prior to the closing would serve as the chairman of the combined company board;

•	the NexTier Chief Executive Officer prior to the closing would serve as the vice chairman of the combined company board;

•

the initial composition of the nominating and corporate governance committee would be mutually agreed upon by NexTier and Patterson-UTI prior to the closing and would include equal representation from both the NexTier designees and the Patterson-UTI designees and each other committee of the combined company board (other than the executive committee), taken as a whole, would include equal representation from both the NexTier designees and the Patterson-UTI designees;

•

the Patterson-UTI CEO prior to the closing would serve as the chief executive officer of the combined company and Patterson-UTI’s chief financial officer prior to the closing would serve as the chief financial officer of the combined company;

•

a pre-closing integration team, led by the respective chief executive officers and chief financial officers of NexTier and Patterson-UTI, would mutually develop an integration plan to identify potential synergies and adopt best practices for the combined company and its subsidiaries following the closing; and

•

a post-closing integration team, led by the chief integration officer (who is a NexTier executive) and chief financial officer of Patterson-UTI (each reporting directly to the chief executive officer of Patterson-UTI), would mutually implement and further develop the integration plan for the combined company and its subsidiaries following the closing;

•

that the mergers and the all-stock consideration offered in connection therewith would provide NexTier stockholders with ownership of approximately 45.4% of the combined company (based on fully diluted shares outstanding of the combined company excluding the issuance of shares of Patterson-UTI common stock in the proposed Ulterra acquisition) and therefore allow NexTier stockholders to participate in the equity value of the combined company, including any future growth and the expected cost synergies resulting from the merger;

•

that the merger agreement affords the NexTier board the right to elect for NexTier to repurchase up to $65 million of NexTier common stock during the interim period, in accordance with NexTier’s previously announced plan to return capital to its shareholders, and, subject to Patterson-UTI’s consent, not to be unreasonably withheld, conditioned or delayed, to declare and pay dividends during the interim period in an amount not to exceed $22 million (inclusive of amounts used to repurchase shares of NexTier common stock during the interim period);

•

the financial analyses of Moelis, as reviewed and discussed with the NexTier board, as well as the opinion of Moelis to the effect that, as of June 14, 2023, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in Moelis’ written opinion, the exchange ratio in the first merger was fair from a financial point of view to the holders of NexTier common stock, as more fully described under “—Opinion of NexTier’s Financial Advisor” and the full text of the written opinion of Moelis, which is attached as Annex C to this joint proxy statement/prospectus;

•

the information and discussions with NexTier management and outside legal and financial advisors regarding each of NexTier’s and Patterson-UTI’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of each of NexTier and Patterson-UTI as a stand-alone company, the size and scale of the combined company and the expected pro forma effect of the mergers on the combined company and its ability to achieve future growth and generate additional returns for NexTier stockholders;

•

the alignment of complementary cultures and operating philosophies, including a shared commitment to safety and integrity, employee development, operating efficiency, technological innovation, shareholder return policy and community relationships;

•

the expectation that the combined company would be positioned for continued innovation and investment, as the mergers would combine NexTier’s and Patterson-UTI’s shared legacy of innovative research & development and a rich portfolio of proprietary technology capable of improving the combined company’s ability to invest in next generation opportunities in hydraulic fracturing;

•	the anticipated customer, supplier, employee and other key stakeholder reaction to the merger;

•	the ability of NexTier stockholders to approve or reject the merger by voting on the adoption of the merger agreement;

•

the significance that Keane Investor, which owned approximately 14% of the outstanding shares of NexTier common stock as of the date of the Keane support agreement, and Cerberus have entered into the Keane support agreement, obligating such stockholders to, subject to the terms and conditions of the Keane support agreement, vote all shares of NexTier common stock held by them (a) in favor of the adoption of the merger agreement and (b) against (i) any proposal made in opposition to the adoption of the merger agreement, (ii) any acquisition proposal and (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of NexTier under the merger agreement or Keane Investor under the Keane support agreement, as applicable, and as more fully described in “NexTier Special Meeting—Keane Support Agreement;”

•

the NexTier board’s view, after consultation with NexTier management and its outside legal advisors, concerning the likelihood that regulatory approvals and clearances necessary to consummate the mergers would be obtained, without the imposition of conditions sufficiently material to preclude the mergers;

•

the expected treatment of the Mergers as a tax-free reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, as more fully described in “ —Material U.S. Federal Income Tax Consequences;” and

•

the review by the NexTier board with NexTier management and outside legal advisor of the structure of the mergers and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of the NexTier board of the likely time period necessary to complete the merger; the NexTier board also considered the following specific aspects of the merger agreement:

•	the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either NexTier or

Patterson-UTI for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the merger agreement;

•

that the representations and warranties of NexTier or Patterson-UTI, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the mergers, subject to specific limitations, are generally reciprocal;

•

the requirement to use reasonable best efforts to obtain approvals or clearances by applicable competition authorities, including by divesting assets, holding separate assets or otherwise taking any other action that would limit NexTier’s or Patterson-UTI’s freedom of action, except to the extent that such action would reasonably be expected to be materially adverse to the combined company and its subsidiaries, taken as a whole, from and after the effective time;

•

the restrictions in the merger agreement on Patterson-UTI’s ability to respond to and negotiate certain alternative transaction proposals from third parties, the inability of Patterson-UTI to terminate the merger agreement to enter into a superior proposal, the requirement that Patterson-UTI hold the Patterson-UTI special meeting even if the Patterson-UTI board changes its recommendation, and the requirement that Patterson-UTI pay NexTier a $72,980,000 termination fee if the merger agreement is terminated under certain circumstances;

•

NexTier’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the NexTier board has determined in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with NexTier’s financial advisor, (i) such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the mergers with Patterson-UTI and (ii) failure to engage with such proposal would reasonably be expected to be inconsistent with the NexTier board’s fiduciary duties under applicable law; and

•

the right of the NexTier board to change its recommendation to NexTier stockholders to vote “FOR” the NexTier merger proposal if a superior proposal is available or an intervening event has occurred, subject to certain conditions and fee obligations.

The NexTier board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):

•	the risk that Patterson-UTI’s financial performance may not meet NexTier’s expectations, including the contract drilling segment of Patterson-UTI, which is a segment NexTier does not operate within;

•

the difficulties and management challenges inherent in completing the mergers and integrating the businesses, operations and workforces of NexTier and Patterson-UTI and the risk of not capturing all of the anticipated cost synergies and the risk that other anticipated benefits of the mergers might not be realized;

•

the amount of time it could take to complete the mergers, including that completion of the mergers depends on factors outside of NexTier’s or Patterson-UTI’s control, and the risk that the pendency of the mergers for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on NexTier and/or Patterson-UTI, including their respective customer, supplier and other key stakeholder relationships;

•	the possible diversion of management and employee attention for an extended period of time during the pendency of the mergers;

•	the risk that, despite the retention efforts of NexTier and Patterson-UTI prior to the consummation of the mergers, the combined company may lose key personnel;

•	the provisions of the merger agreement which prohibit NexTier from soliciting or entertaining other acquisition offers and the potential payment to Patterson-UTI by NexTier of a termination fee of

$60,875,000, if the merger agreement is terminated in certain circumstances as described in “The Merger Agreement—Termination of the Merger Agreement—Termination Fees;”

•

the potential negative impact on the market price of NexTier common stock if the merger agreement is terminated, the reason or reasons for such termination and whether such termination results from factors adversely affecting NexTier, including (a) the possibility that, as a result of the termination of the merger agreement, potential acquirers may consider NexTier to be an unattractive acquisition candidate and (b) the possible sale of NexTier common stock by short-term investors following announcement that the merger agreement was terminated;

•

the risk that the $72,980,000 termination fee to which NexTier may be entitled, subject to the terms and conditions of the merger agreement, if Patterson-UTI terminates the agreement in certain circumstances may not be sufficient to compensate NexTier for the harm that it might suffer as a result of such termination;

•	the potential for litigation relating to the mergers and the associated costs, burden and inconvenience involved in defending those proceedings;

•	that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative proposals involving NexTier;

•

the restrictions in the merger agreement on the conduct of NexTier’s business during the period between execution of the merger agreement and the consummation of the mergers, including that NexTier must conduct its business only in the ordinary course, subject to specific limitations, which (although reciprocal) could negatively impact NexTier’s ability to pursue certain business opportunities or strategic transactions;

•	the risk that NexTier stockholders and/or Patterson-UTI stockholders, as applicable, may not approve the proposals at the NexTier special meeting or Patterson-UTI special meeting, respectively;

•

the risk that regulatory agencies may delay, object to and challenge the mergers or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of NexTier or Patterson-UTI prior to the closing, or the combined company following the effective time;

•

the fact that the exchange ratio is fixed under the merger agreement, meaning that the trading value of the merger consideration, consisting of 0.7520 shares of Patterson-UTI common stock for each share of NexTier common stock, upon consummation of the mergers might be more or less than the trading value of such consideration on the date of the execution of the merger agreement;

•	the substantial transaction costs to be incurred in connection with the mergers; and

•	the risks of the type and nature described in “Risk Factors” and the matters described in “Cautionary Statement Regarding Forward-Looking Statements.”

The NexTier board considered all of these factors as a whole, as well as others, and, on balance, concluded that it supported a favorable determination to approve the merger agreement and to make its recommendations to NexTier stockholders.

In addition, the NexTier board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of NexTier stockholders generally, including the treatment of equity awards held by such directors and executive officers in the mergers described in “—Interests of NexTier’s Directors and Executive Officers in the Mergers” and the obligation of the combined company to indemnify NexTier directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the NexTier board considered is not intended to be exhaustive, but rather is meant to include the material factors that the NexTier board considered. The NexTier board collectively reached the conclusion to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the NexTier board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the NexTier board considered in connection with its evaluation of the merger, the NexTier board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the NexTier board. Moreover, each member of the NexTier board applied his or her own personal business judgment to the process and may have given different weight to different factors. The NexTier board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, NexTier management and NexTier’s outside legal and financial advisors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of NexTier’s consideration of the factors supporting the mergers is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

Certain Patterson-UTI Unaudited Prospective Financial Information

Patterson-UTI does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the mergers, Patterson-UTI’s management prepared certain unaudited internal financial forecasts with respect to Patterson-UTI, which were provided to the Patterson-UTI board and NexTier, as well as Patterson-UTI’s and NexTier’s respective financial advisors, in connection with the proposed mergers (collectively, the “Patterson-UTI projections”). Certain of the Patterson-UTI projections were also provided to Goldman Sachs for its use and reliance in connection with the financial analyses that Goldman Sachs performed in connection with its opinion described in “ —Opinion of Patterson-UTI’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of Patterson-UTI, NexTier, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Patterson-UTI’s management, including, among others, Patterson-UTI’s and NexTier’s future results, oilfield services industry activity, volatility in customer spending and in oil and natural gas prices and demand, capital availability, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Patterson-UTI and NexTier can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information is inherently forward looking and covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Patterson-UTI’s and NexTier’s business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public

Accountants for preparation and presentation of prospective financial information. The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Patterson-UTI. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to Patterson-UTI’s previously issued financial statements. It does not extend to the unaudited prospective financial information of Patterson-UTI and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including any effects of the Ulterra acquisition. Patterson-UTI and NexTier can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of this joint proxy statement/prospectus or as of the date of the Patterson-UTI special meeting and the NexTier special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Patterson-UTI and NexTier do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the mergers under GAAP, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information does not take into account all the possible financial and other effects on Patterson-UTI or NexTier of the mergers, the effect on Patterson-UTI or NexTier of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the mergers, or the effects of the Ulterra acquisition. Further, the unaudited prospective financial and operating information does not take into account the effect on Patterson-UTI or NexTier of any possible failure of the mergers to occur. None of Patterson-UTI, NexTier or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any Patterson-UTI or NexTier stockholder or other person regarding Patterson-UTI’s or NexTier’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Patterson-UTI, NexTier, their respective advisors or other representatives or any other person that the forecasts will be achieved, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the Patterson-UTI merger proposals or the NexTier merger proposal, or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the Patterson-UTI board, NexTier, and Patterson-UTI’s and NexTier’s respective financial advisors in connection with the mergers.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Patterson-UTI stockholders and NexTier stockholders are cautioned not to place undue reliance on such information, and Patterson-UTI and NexTier urge all Patterson-UTI stockholders and NexTier stockholders to review Patterson-UTI’s most recent SEC filings for a description of Patterson-UTI’s reported financial results and NexTier’s most recent SEC filings for a description of NexTier’s reported financial results. Please see “Where You Can Find More Information.”

Patterson-UTI Projections for Patterson-UTI

The following table sets forth certain summarized prospective financial information regarding Patterson-UTI on a standalone basis for the years ending December 31, 2023 through 2027 (the “Patterson-UTI projections for Patterson-UTI”), which information was prepared by Patterson-UTI management and authorized by Patterson-UTI to be used and relied upon by Goldman Sachs in connection with the financial analyses that Goldman Sachs performed in connection with its opinion described in “ —Opinion of Patterson-UTI’s Financial Advisor.” The Patterson-UTI projections for Patterson-UTI should not be regarded as an indication that Patterson-UTI considered, or now considers, it to be necessarily predictive of actual future performance or events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, including any effects of the Ulterra acquisition.

	Unaudited Patterson-UTI Financial Forecast Provided by Patterson-UTI Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Total revenue	$3,247	$3,351	$3,449	$3,555	$3,673
Adjusted EBITDA(1)	$1,039	$1,070	$1,106	$1,145	$1,190
Cash flow from operations	$944	$961	$997	$1,038	$1,085
Free cash flow(2)	$480	$593	$629	$666	$708
Net debt(3)	$458	$161	$(153)	$(486)	$(840)

(1)

Adjusted EBITDA is defined as net income (loss) plus income tax expense, net interest expense, and depreciation, depletion, amortization and impairment expense. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss) or other measures prepared in accordance with GAAP.

(2)

Free cash flow is defined as net cash provided by operating activities less capital expenditures plus proceeds from disposal of assets. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.

(3)	Net debt is defined as total debt less cash.

Patterson-UTI Projections for NexTier

Patterson-UTI management also provided to the Patterson-UTI board certain unaudited prospective financial information with respect to NexTier on a standalone basis, which was generally derived from information provided by NexTier management (the “Patterson-UTI projections for NexTier”). Such forecasts with respect to NexTier also were provided to Goldman Sachs and were authorized by Patterson-UTI for their use and reliance in connection with the financial analyses that Goldman Sachs performed in connection with its opinion described in “ —Opinion of Patterson-UTI’s Financial Advisor.” The following table sets forth a summary of this prospective financial information regarding NexTier for the years ending December 31, 2023 through 2027 as prepared by Patterson-UTI management. The Patterson-UTI projections for NexTier should not be regarded as an indication that Patterson-UTI considered, or now considers, it to be necessarily predictive of actual future performance or events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared.

	Unaudited NexTier Financial Forecast Provided by Patterson-UTI Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Total revenue	$3,811	$3,860	$3,963	$4,004	$4,046
Adjusted EBITDA(1)	$906	$930	$955	$964	$973
Cash flow from operations	$840	$842	$830	$857	$879
Free cash flow(2)	$507	$502	$493	$517	$535
Net debt(3)	$(143)	$(395)	$(888)	$(1,147)	$(1,414)

(1)

Adjusted EBITDA is defined as net income (loss) plus income tax expense, net interest expense, and depreciation, amortization and impairment expense. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss) or other measures prepared in accordance with GAAP.

(2)

Free cash flow is defined as net cash provided by operating activities less capital expenditures plus proceeds from disposal of assets. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.

(3)	Net debt is defined as total debt less cash.

Patterson-UTI Management Projections for Expected Synergies and Cost Savings

Patterson-UTI management also provided to the Patterson-UTI board certain unaudited prospective financial information with respect to Patterson-UTI after giving effect to the mergers, which was generally derived from the Patterson-UTI projections for Patterson-UTI and the Patterson-UTI projections for NexTier (the “Patterson-UTI pro forma projections”). The Patterson-UTI pro forma projections also were provided to Goldman Sachs and were authorized by Patterson-UTI for their use and reliance in connection with the financial analyses that Goldman Sachs performed in connection with its opinion described in “ —Opinion of Patterson-UTI’s Financial Advisor.” The following table sets forth a summary of the Patterson-UTI pro forma projections for the years ending December 31, 2023 through 2027 as prepared by Patterson-UTI management. The Patterson-UTI pro forma projections should not be regarded as an indication that Patterson-UTI considered, or now considers, it to be necessarily predictive of actual future performance or events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, any effects of the Ulterra acquisition.

For purposes of the Patterson-UTI pro forma projections, Patterson-UTI management gave effect to certain estimates of the amounts and timing of expected synergies anticipated by Patterson-UTI management to result from the mergers, which assumed gross synergies of $10 million for 2023, $150 million for 2024 and $200 million for 2025 through 2027 (collectively, the “Patterson-UTI expected synergies”). In addition to the Patterson-UTI expected synergies, Patterson-UTI management gave effect to certain estimates regarding anticipated costs as a result of the mergers, which assumed operating costs to achieve synergies of $40.9 million for 2023 (including $13.5 million in non-cash compensation) and $27.1 million for 2024, capital expenditures to achieve synergies of $15.5 million for 2024, and transaction expenses of $45.8 million for 2023.

	Unaudited Patterson-UTI Pro Forma Financial Forecast Provided by Patterson-UTI Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Total revenue	$7,059	$7,211	$7,412	$7,559	$7,719
Adjusted EBITDA(1)	$1,914	$2,123	$2,261	$2,309	$2,364
Cash flow from operations	$1,760	$1,892	$2,014	$2,077	$2,154
Free cash flow(2)	$917	$1,170	$1,309	$1,364	$1,433
Net debt(3)	$512	$(73)	$(728)	$(1,410)	$(2,126)

(1)

Adjusted EBITDA is defined as net income (loss) plus income tax expense, net interest expense, and depreciation, depletion, amortization and impairment expense. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss) or other measures prepared in accordance with GAAP.

(2)

Free cash flow is defined as net cash provided by operating activities less capital expenditures and transaction costs, plus proceeds from disposal of assets. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.

(3)	Net debt is defined as total debt less cash.

Certain NexTier Unaudited Prospective Financial Information

NexTier does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the mergers, NexTier’s management prepared certain unaudited internal financial forecasts with respect to NexTier, which were provided to the NexTier board and Patterson-UTI, as well as NexTier’s and Patterson-UTI’s respective financial advisors, in connection with the proposed mergers (collectively, the “NexTier projections”). Certain of the NexTier projections were also provided to Moelis for its use and reliance in connection with its financial analyses and opinion described in “ —Opinion of NexTier’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of NexTier, Patterson-UTI, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of NexTier’s management, including, among others, NexTier’s and Patterson-UTI’s future results, oilfield services industry activity, volatility in customer spending and in oil and natural gas prices and demand, capital availability, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. NexTier and Patterson-UTI can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information is inherently forward looking and covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to NexTier’s and Patterson-UTI’s business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The unaudited prospective financial information included below has been prepared by, and is the responsibility of, the management of NexTier. KPMG LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report incorporated by reference in this joint proxy statement/prospectus relates to NexTier’s previously issued financial statements. It does not extend to the unaudited prospective financial information of NexTier and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including any effects of the Ulterra acquisition. NexTier and Patterson-UTI can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of this joint proxy statement/prospectus or as of the date of the NexTier special meeting and the Patterson-UTI special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, NexTier and Patterson-UTI do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the mergers under GAAP, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information does not take into account all the possible financial and other effects on NexTier or Patterson-UTI of the mergers, the effect on NexTier or Patterson-UTI of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the mergers, or the effects of the Ulterra acquisition. Further, the unaudited prospective financial and operating information does not take into account the effect on NexTier or Patterson-UTI of any possible failure of the mergers to occur. None of NexTier, Patterson-UTI or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any NexTier or Patterson-UTI stockholder or other person regarding NexTier’s or Patterson-UTI’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by NexTier, Patterson-UTI, their respective advisors or other representatives or any other person that the forecasts will be achieved, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the NexTier merger proposal or the Patterson-UTI merger proposals, or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the NexTier board, Patterson-UTI, and NexTier’s and Patterson-UTI’s respective financial advisors in connection with the mergers.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, NexTier stockholders and Patterson-UTI stockholders are cautioned not to place undue reliance on such information, and NexTier and Patterson-UTI urge all NexTier stockholders and Patterson-UTI stockholders to review NexTier’s most recent SEC filings for a description of NexTier’s reported financial results and Patterson-UTI’s most recent SEC filings for a description of Patterson-UTI’s reported financial results. Please see “Where You Can Find More Information.”

NexTier Projections for NexTier

The following table sets forth certain summarized prospective financial information regarding NexTier on a standalone basis for the years ending December 31, 2023 through 2027 (the “NexTier projections for NexTier”), which information was prepared by NexTier management and authorized by the NexTier board to be used and relied upon by Moelis in connection with its financial analyses and opinion described in “ —Opinion of NexTier’s Financial Advisor.” The NexTier projections for NexTier should not be regarded as an indication that NexTier considered, or now considers, it to be necessarily predictive of actual future performance or events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared.

	Unaudited NexTier Financial Forecast Provided by NexTier Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Total revenue	$3,811	$3,860	$3,963	$4,004	$4,046
Total gross margin	$1,072	$1,102	$1,132	$1,144	$1,156
Total adjusted EBITDA (1)	$941	$965	$992	$1,002	$1,013
Total capital expenditures	$345	$340	$337	$340	$344

(1)

Adjusted EBITDA is a non-GAAP financial measure that excludes certain operating expenses, including stock-based compensation expense, that are included as net income, the most directly comparable GAAP financial measure. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss) or other measures prepared in accordance with GAAP.

NexTier Projections for Patterson-UTI

NexTier’s management also provided to the NexTier board, in connection with its consideration of the mergers, certain unaudited prospective financial information with respect to Patterson-UTI on a standalone basis, which was generally derived from information provided by Patterson-UTI management (the “NexTier projections for Patterson-UTI”). Such forecasts with respect to Patterson-UTI also were provided to Moelis and were authorized by the NexTier board for Moelis’ use and reliance in connection with its financial analyses and opinion described in “ —Opinion of NexTier’s Financial Advisor.” The following table sets forth a summary of this prospective financial information regarding Patterson-UTI for the years ending December 31, 2023 through 2027 as prepared by NexTier’s management. The NexTier projections for Patterson-UTI should not be regarded as an indication that NexTier considered, or now considers, it to be necessarily predictive of actual future performance or events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, any effects of the Ulterra acquisition.

	Unaudited Patterson-UTI Financial Forecast Provided by NexTier Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Total revenue	$3,247	$3,351	$3,449	$3,555	$3,673
Total gross margin	$1,152	$1,193	$1,231	$1,273	$1,322
Adjusted EBITDA (1)(2)	$1,060	$1,091	$1,127	$1,166	$1,211
Total capital expenditures	$471	$373	$375	$378	$383

(1)

Adjusted EBITDA is a non-GAAP financial measure that excludes certain operating expenses, including stock-based compensation expense, that are included as net income, the most directly comparable GAAP financial measure. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss) or other measures prepared in accordance with GAAP.

(2)

To ensure a like-for-like comparison between NexTier and Patterson-UTI, stock-based compensation expense was added back to Patterson-UTI’s Adjusted EBITDA included in the Patterson-UTI projections for Patterson-UTI described in “ —Certain Patterson-UTI Unaudited Prospective Financial Information.”

Unlevered Free Cash Flow

Moelis calculated unlevered free cash flow for each of NexTier and Patterson-UTI based on the NexTier projections for NexTier and the NexTier projections for Patterson-UTI, respectively, which calculations were approved by NexTier’s management and authorized by the NexTier board to be used and relied upon by Moelis in connection with its financial analyses and opinion described in “ —Opinion of NexTier’s Financial Advisor.” The following table sets forth the results of these calculations regarding NexTier and Patterson-UTI for the second half of the calendar year ending December 31, 2023 (“2H 2023”) through the end of the calendar year ending December 31, 2027.

	NexTier Unlevered Free Cash Flow Provided by NexTier Management
(in millions)	2H 2023E	2024E	2025E	2026E	2027E
Unlevered Free Cash Flow (1)	$229	$418	$436	$443	$459

(1)

Unlevered Free Cash Flow is defined as Adjusted EBITDA (i) less stock-based compensation expense, (ii) less taxes, (iii) less capital expenditures, (iv) plus decreases in net working capital, (v) less increases in net working capital and (vi) plus proceeds from asset sales.

	Patterson-UTI Unlevered Free Cash Flow Provided by NexTier Management
(in millions)	2H 2023E	2024E	2025E	2026E	2027E
Unlevered Free Cash Flow (1)	$191	$548	$573	$598	$627

(1)

Unlevered Free Cash Flow is defined as Adjusted EBITDA (i) less stock-based compensation expense, (ii) less taxes, (iii) less capital expenditures, (iv) plus decreases in net working capital, (v) less increases in net working capital and (vi) plus proceeds from asset sales.

NexTier Management Projections for Combined Company

NexTier management also provided to the NexTier board certain unaudited prospective financial information with respect to Patterson-UTI after giving effect to the mergers (the “NexTier projections for the combined company”), which was generally derived from the NexTier projections for NexTier and Patterson-UTI projections for Patterson-UTI provided by Patterson-UTI management to Moelis and gave effect to the NexTier expected synergies. The NexTier projections for the combined company were prepared by NexTier management and authorized by the NexTier board to be used and relied upon by Moelis in connection with its financial analyses and opinion described in “ —Opinion of NexTier’s Financial Advisor.” The following table sets forth a summary of this prospective financial information regarding the combined company for the years ending December 31, 2023 through 2027 as prepared by NexTier’s management. The NexTier projections for the combined company should not be regarded as an indication that NexTier considered, or now considers, it to be necessarily predictive of actual future performance or events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, any effects of the Ulterra acquisition.

	Unaudited Combined Company Forecast Provided by NexTier Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Total revenue	$7,059	$7,211	$7,412	$7,599	$7,719
Total Adjusted EBITDA (1)(2)	$2,012	$2,207	$2,318	$2,368	$2,424
Total Capital expenditures (3)	$816	$728	$712	$718	$727

(1)

Adjusted EBITDA is a non-GAAP financial measure that excludes certain operating expenses, including stock-based compensation expense, that are included as net income, the most directly comparable GAAP financial measure. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss) or other measures prepared in accordance with GAAP.

(2)	Inclusive of expected synergies described in “ —NexTier Management Expected Synergies.”
(3)	Inclusive of costs to achieve synergies, consisting of capital expenditures of $15 million for 2024.

NexTier Management Expected Synergies

The projections described in the preceding table in “ —NexTier Management Projections for Combined Company” assume NexTier management’s expected synergies (the “NexTier expected synergies”) as set forth in the table below. The NexTier expected synergies were provided to Moelis and were authorized by the NexTier board for its use and reliance in connection with its financial analyses and opinion described in “ —Opinion of NexTier’s Financial Advisor.” The following table sets forth a summary of the NexTier expected synergies for the years ending December 31, 2023 through 2027 as prepared by NexTier management. The NexTier expected synergies should not be regarded as an indication that NexTier considered, or now considers, it to be necessarily predictive of actual future events, or that such information should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, any effects of the Ulterra acquisition.

For purposes of the NexTier expected synergies, NexTier management estimated $200 million of run-rate synergies to result from the mergers, with 5% (or $10 million) expected to be achieved by the end of 2023, 75% (or $150 million) expected to be achieved by the end of 2024 and 100% ($200 million) expected to be achieved by the end of 2025. NexTier management gave effect to the following assumptions as part of the calculation of the NexTier expected synergies: (i) estimated costs to achieve the NexTier expected synergies of approximately $83 million, which included estimated operating expenses to achieve such synergies of $41 million in 2023 and $27 million in 2024 and estimated capital expenditures to achieve such synergies of $15 million in 2024, and (ii) an average cash tax rate of 25.3% across each year.

	Unaudited Expected Synergies Provided by NexTier Management
(in millions)	2023E	2024E	2025E	2026E	2027E
Net Cost Synergies	$(31)	$123	$200	$200	$200
Free Cash Flow from Synergies	$(23)	$77	$150	$150	$150

Non-GAAP Financial Information

The non-GAAP measures presented above were used by each of the Patterson-UTI board and the NexTier board in connection with its consideration of the mergers and relied upon by Goldman Sachs, at the direction of the Patterson-UTI board, and by Moelis, at the direction of the NexTier board, for use in connection with its respective financial analyses and opinion. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of these non-GAAP financial measures were not provided to or relied upon by Goldman Sachs as Patterson-UTI’s financial advisor or by Moelis as NexTier’s financial advisor for use in connection with its financial analyses or opinion, or by the Patterson-UTI board or the NexTier board in connection with its consideration of the mergers. Accordingly, no reconciliations of the non-GAAP financial measures included in the financial projections is provided in this joint proxy statement/prospectus.

Opinion of Patterson-UTI’s Financial Advisor

Goldman Sachs rendered its opinion to the Patterson-UTI board that, as of June 14, 2023 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.7520 shares of Patterson-UTI common stock to be issued in exchange for each outstanding share of NexTier common stock pursuant to the merger agreement was fair from a financial point of view to Patterson-UTI.

The full text of the written opinion of Goldman Sachs, dated June 14, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Patterson-UTI board in connection with its consideration of the mergers. Goldman Sachs’ opinion does not constitute a recommendation as to how any holder of Patterson-UTI common stock should vote with respect to the Patterson-UTI merger proposals or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Patterson-UTI and NexTier for the five years ended December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Patterson-UTI and NexTier;

•	certain other communications from Patterson-UTI and NexTier to their respective stockholders;

•	certain publicly available research analyst reports for Patterson-UTI and NexTier;

•	certain internal financial analyses and forecasts for NexTier prepared by its management;

•

certain internal financial analyses and forecasts for Patterson-UTI standalone (referred to as the Patterson-UTI projections for Patterson-UTI, as described in the section titled “—Certain Patterson-UTI Unaudited Prospective Financial Information”) and pro forma for the mergers (referred to as the Patterson-UTI pro forma projections, as described in the section titled “—Certain Patterson-UTI Unaudited Prospective Financial Information”) and certain financial analyses and forecasts for NexTier (referred to as the Patterson-UTI projections for NexTier, as described in the section titled “—Certain Patterson-UTI Unaudited Prospective Financial Information”), including certain forecasts related to the expected utilization by Patterson-UTI and NexTier of certain net operating loss carryforwards and tax credits, in each case, as prepared by the management of Patterson-UTI and approved for Goldman Sachs’ use by Patterson-UTI, which are referred to as the Patterson-UTI forecasts; and

•

certain operating synergies projected by the management of Patterson-UTI to result from the mergers, as approved for Goldman Sachs’ use by Patterson-UTI, which are reflected in the Patterson-UTI pro forma projections and referred to as the Patterson-UTI expected synergies.

Goldman Sachs also held discussions with members of the senior managements of Patterson-UTI and NexTier regarding their assessment of the past and current business operations, financial condition and future prospects of NexTier and with the members of senior management of Patterson-UTI regarding their assessment of the past and current business operations, financial condition and future prospects of Patterson-UTI and the strategic rationale for, and the potential benefits of, the mergers; reviewed the reported price and trading activity for the Patterson-UTI common stock and the NexTier common stock; compared certain financial and stock market information for Patterson-UTI and NexTier with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Patterson-UTI’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with Patterson-UTI’s consent, that the Patterson-UTI forecasts and the Patterson-UTI expected synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Patterson-UTI. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Patterson-UTI or NexTier or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Patterson-UTI or NexTier or on the expected benefits of the mergers in any way meaningful to its analysis. Goldman Sachs also assumed that the mergers will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Patterson-UTI to engage in the mergers, or the relative merits of the mergers as compared to any strategic alternatives that may be available to Patterson-UTI; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Patterson-UTI, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or mergers or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the mergers, including the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Patterson-UTI; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Patterson-UTI or NexTier, or any class of such persons in connection with the mergers, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Patterson-UTI common stock or NexTier common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Patterson-UTI or NexTier or the mergers, or as to the impact of the mergers on the solvency or viability of Patterson-UTI or NexTier or the ability of Patterson-UTI or NexTier to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Patterson-UTI board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 13, 2023, the last trading day before the public announcement of the mergers, and is not necessarily indicative of current market conditions.

Implied Premiums Analysis

Goldman Sachs reviewed the historical trading prices and volumes for NexTier common stock for the 52-week period ended June 13, 2023. In addition, Goldman Sachs compared the premium represented by the implied value of $8.66 per share of NexTier common stock reflecting the exchange ratio pursuant to the merger agreement (calculated by multiplying the exchange ratio of 0.7520 by $11.51, the closing price for the shares of Patterson-UTI common stock on June 13, 2023) in relation to:

•	$9.06, the closing price of the shares of NexTier common stock on June 13, 2023 (which we refer to as the “current share price”);

•

$8.21, the closing price of the shares of NexTier common stock on June 12, 2023, the last full trading day prior to the leak of a potential Patterson-UTI and NexTier transaction (which we refer to as the “share price as of last undisturbed close”);

•	$11.24, the highest closing trading price of the shares of NexTier common stock for the 52-week period ended June 13, 2023 (which we refer to as the “52-week high price”);

•	$6.75, the lowest closing trading price of the shares of NexTier common stock for the 52-week period ended June 13, 2023 (which we refer to as the “52-week low price”)

•

$8.50, the volume weighted average price (which we refer to as the “VWAP”) of the shares of NexTier common stock during the 5 trading-day period ended June 12, 2023 (which we refer to as the “5-day VWAP”);

•	$8.19, the VWAP of the shares of NexTier common stock during the 10 trading-day period ended June 12, 2023 (which we refer to as the “10-day VWAP”);

•	$8.08, the VWAP of the shares of NexTier common stock during the 20 trading-day period ended June 12, 2023 (which we refer to as the “20-day VWAP”);

•	$7.91, the VWAP of the shares of NexTier common stock during the 30 trading-day period ended June 12, 2023 (which we refer to as the “30-day VWAP”).

This analysis indicated that the price per share to be paid to NexTier stockholders pursuant to the merger agreement represented:

Reference Price Per Common Share	Implied Premium Represented by 0.7520x Exchange Ratio
Current Share Price of $9.06	(4.5)%
Share Price as of Last Undisturbed Close of $8.21	5.4%
52-Week High Price of $11.24	(23.0%)
52-Week Low Price of $6.91	28.2%
5-Day VWAP of $8.50	1.8%
10-Day VWAP of $8.19	5.7%
20-Day VWAP of $8.08	7.1%
30-Day VWAP of $7.91	9.4%

Illustrative Discounted Cash Flow Analysis

Patterson-UTI on a Standalone Basis. Using the Patterson-UTI projections for Patterson-UTI, Goldman Sachs performed an illustrative discounted cash flow analysis on Patterson-UTI to derive a range of illustrative present values per share of Patterson-UTI common stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 10.0% to 12.0%, reflecting estimates of Patterson-UTI’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2023 (i) estimates of unlevered free cash flow for Patterson-UTI for the period beginning April 1, 2023 through December 31, 2027 as reflected in the Patterson-UTI projections for Patterson-UTI and (ii) a range of illustrative terminal values for Patterson-UTI, which were calculated by applying terminal year exit enterprise value (“EV”) to EBITDA (“EV/EBITDA”) multiples ranging from 3.0x to 6.0x, to a terminal year estimate of the EBITDA to be generated by Patterson-UTI, as reflected in the Patterson-UTI projections for Patterson-UTI. The range of terminal year exit EV/EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of Patterson-UTI. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Patterson-UTI’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Patterson-UTI, as well as certain financial metrics for the U.S. financial markets generally.

Goldman Sachs derived a range of illustrative enterprise values for Patterson-UTI by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Patterson-UTI the amount of Patterson-UTI’s net debt, as provided by and approved for Goldman Sachs’ use by the management of Patterson-UTI, to derive a range of illustrative equity values for Patterson-UTI. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Patterson-UTI, as provided by and approved for Goldman Sachs’ use by the management of Patterson-UTI, using the treasury stock method, to derive a range of illustrative present values per share ranging from $16.90 to $28.77.

NexTier on a Standalone Basis. Using the Patterson-UTI projections for NexTier, Goldman Sachs performed an illustrative discounted cash flow analysis on NexTier to derive a range of illustrative present values per share of NexTier common stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 10.5% to 12.5%, reflecting estimates of NexTier’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2023 (i) estimates of unlevered free cash flow for NexTier for the period beginning April 1, 2023 through December 31, 2027 as reflected in the Patterson-UTI projections for NexTier and (ii) a range of illustrative terminal values for NexTier, which were calculated by applying terminal year exit EV/EBITDA multiples ranging from 2.5x to 5.5x, to a terminal year estimate of the EBITDA to be generated by NexTier, as reflected in the Patterson-UTI projections for NexTier. The range of terminal year exit EV/EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of NexTier. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including NexTier’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for NexTier, as well as certain financial metrics for the U.S. financial markets generally.

Goldman Sachs derived a range of illustrative enterprise values for NexTier by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for NexTier the amount of NexTier’s net debt, as provided by and approved for Goldman Sachs’ use by the management of Patterson-UTI, to derive a range of illustrative equity values for NexTier. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of NexTier, as provided by and approved for Goldman Sachs’ use by the management of Patterson-UTI, using the treasury stock method, to derive a range of illustrative present values per share ranging from $12.42 to $20.91.

Pro Forma Combined Company. Using the Patterson-UTI pro forma projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company to derive a range of illustrative present values per share of common stock of the pro forma combined company. Using the mid-year convention for discounting cash flows and discount rates ranging from 10.25% to 12.25%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2023 (i) estimates of unlevered free cash flow for the pro forma combined company for the period beginning April 1, 2023 through December 31, 2027 as reflected in the Patterson-UTI pro forma projections and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying terminal year exit EV/EBITDA multiples ranging from 2.75x to 5.75x, to a terminal year estimate of the EBITDA to be generated by the pro forma combined company, as reflected in the Patterson-UTI pro forma projections. The range of terminal year exit EV/EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of the pro forma combined company. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the pro forma combined company, as well as certain financial metrics for the U.S. financial markets generally.

Goldman Sachs derived a range of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company the amount of the pro forma combined company’s net debt, as provided by and approved for Goldman Sachs’ use by the management of Patterson-UTI, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the pro forma combined company, as provided by and approved for Goldman Sachs’ use by the management of Patterson-UTI, using the treasury stock method, to derive a range of illustrative present values per share ranging from $18.14 to $30.80.

Illustrative Present Value of Future Share Price Analysis

Patterson-UTI on a Standalone Basis. Using the Patterson-UTI projections for Patterson-UTI, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Patterson-UTI common stock. For this analysis, Goldman Sachs first calculated the implied enterprise value for Patterson-UTI as of December 31 for each of the fiscal years 2023 through 2025, by applying a range of multiples of illustrative EV to next twelve month (“NTM”) EBITDA (“EV/NTM EBITDA”) of 3.0x to 4.0x to estimates of Patterson-UTI’s NTM EBITDA at each exit year for each of the fiscal years 2023 through 2025.

This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for Patterson-UTI.

Goldman Sachs then discounted these implied future equity values per share of Patterson-UTI common stock to March 31, 2023, using an illustrative discount rate of 12.5%, reflecting an estimate of Patterson-UTI’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Patterson-UTI, as well as certain financial metrics for the U.S. financial markets generally. This analysis resulted in a range of implied present values of $12.42 to $19.01 per share of Patterson-UTI common stock.

NexTier on a Standalone Basis. Using the Patterson-UTI projections for NexTier, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of NexTier common stock. For this analysis, Goldman Sachs first calculated the implied enterprise value for NexTier as of December 31 for each of the fiscal years 2023 through 2025, by applying a range of EV/NTM EBITDA multiples of 2.5x to 3.5x to estimates of NexTier’s NTM EBITDA at each exit year for each of the fiscal years 2023 through 2025. This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for NexTier.

Goldman Sachs then discounted these implied future equity values per share of NexTier common stock to March 31, 2023 using an illustrative discount rate of 12.5%, reflecting an estimate of NexTier’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for NexTier, as well as certain financial metrics for the U.S. financial markets generally. This analysis resulted in a range of implied present values of $9.88 to $14.26 per share of NexTier common stock.

Pro Forma Combined Company. Using the Patterson-UTI pro forma projections, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of the pro forma combined company. For this analysis, Goldman Sachs first calculated the implied enterprise value for the pro forma combined company as of December 31 for each of the fiscal years 2023 through 2025, by applying a range of EV/NTM EBITDA multiples of 2.75x to 3.75x to estimates of the pro forma combined company’s NTM EBITDA for each of the fiscal years 2023 through 2025. This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience.

Goldman Sachs then discounted these implied future equity values per share of the pro forma combined company to March 31, 2023, using an illustrative discount rate of 12.5%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the pro forma combined company, as well as certain financial metrics for the U.S. financial markets generally. This analysis resulted in a range of implied present values of $13.34 to $20.81 per share of the pro forma combined company common stock to be received by NexTier stockholders in the merger.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or mergers used in the above analyses as a comparison is directly comparable to Patterson-UTI or NexTier or the mergers or the other transactions contemplated by the merger agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Patterson-UTI board as to the fairness from a financial point of view of the exchange ratio of 0.7520 shares of Patterson-UTI common stock to be issued in exchange for each outstanding share of NexTier common stock, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Patterson-UTI, NexTier, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Patterson-UTI and NexTier and was approved by the Patterson-UTI board. Goldman Sachs provided advice to Patterson-UTI during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Patterson-UTI or the Patterson-UTI board or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, Goldman Sachs’ opinion to the Patterson-UTI board was one of many factors taken into consideration by the Patterson-UTI board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Patterson-UTI, NexTier and any of their respective affiliates and third parties, including Cerberus, a significant shareholder of NexTier and its affiliates and portfolio companies, or any currency or commodity that may be involved in the mergers or the other transactions contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Patterson-UTI in connection with, and participated in certain of the negotiations leading to, the mergers and the other transactions contemplated by the merger agreement. During the two-year period ended June 14, 2023, Goldman Sachs Investment Banking has not been engaged by Patterson-UTI or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended June 14, 2023, Goldman Sachs Investment Banking has not been engaged by NexTier or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to Cerberus and its affiliates and/or portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a book runner in connection with an offering of senior non-preferred benchmark bonds of Hamburg Commercial Bank, a portfolio company of Cerberus, in September 2021; financial advisor to Cerberus Telecom Acquisition Corp., a special purpose acquisition company sponsored by Cerberus, in connection with its business combination with KORE Wireless Group, Inc., in September 2021; a book runner in connection with a bridge financing for Cerberus in February 2022; a book runner in connection with a follow-on offering of 15,000,000 shares of Deutsche Bank for Cerberus (Germany) in February 2022; financial advisor to Albertsons Companies Inc. (“Albertsons”), a portfolio company of Cerberus, in connection with its pending acquisition by The Kroger Co.; a book runner in connection with a high yield bond offering for Albertsons in February 2023; and financial advisor to Worldwide Flight Services Global

SAS, a portfolio company of Cerberus, in connection with its acquisition by SATS Ltd. in April 2023. During the two-year period ended June 14, 2023, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Cerberus and/or its affiliates and/or portfolio companies of approximately $48 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Patterson-UTI, NexTier, Cerberus and their respective affiliates and/or as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Cerberus and its affiliates from time to time and may have invested in limited partnership interests of Cerberus from time to time and may do so in the future.

The Patterson-UTI board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to a letter agreement dated June 8, 2023, Patterson-UTI engaged Goldman Sachs to act as its financial advisor in connection with the mergers and the other transactions contemplated by the merger agreement. The engagement letter between Patterson-UTI and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $17 million, $3 million of which became payable at announcement of the mergers, and the remainder of which is contingent upon consummation of the mergers. In addition, Patterson-UTI has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of NexTier’s Financial Advisor

At the meeting of the NexTier board on June 14, 2023 to evaluate and approve the merger agreement and the transactions contemplated by the merger agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated June 14, 2023, addressed to the NexTier board to the effect that, as of the date of its opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the exchange ratio in the first merger was fair from a financial point of view to the holders of NexTier common stock.

The full text of Moelis’ written opinion dated June 14, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the NexTier board (solely in its capacity as such) in its evaluation of the mergers. Moelis’ opinion is limited solely to the fairness from a financial point of view of the exchange ratio in the first merger to the holders of NexTier common stock, and does not address NexTier’s underlying business decision to effect the mergers or the relative merits of the mergers as compared to any alternative business strategies or transactions that might be available to NexTier. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of NexTier or Patterson-UTI should vote or act with respect to the mergers or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to NexTier and Patterson-UTI;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of NexTier furnished to Moelis by NexTier, including financial forecasts provided to or discussed with Moelis by the management of NexTier (described in the section titled “ —Certain NexTier Unaudited Prospective Financial Information—NexTier Projections for NexTier” and referred to as the “NexTier projections for NexTier”);

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Patterson-UTI furnished to Moelis by Patterson-UTI, including financial forecasts provided to or discussed with Moelis by the management of Patterson-UTI (described in the section titled “ —Certain NexTier Unaudited Prospective Financial Information—NexTier Projections for Patterson-UTI” and referred to in this section as the “NexTier projections for Patterson-UTI”);

•

reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the mergers as furnished to Moelis by NexTier and Patterson-UTI (described in the section titled “ —Certain NexTier Unaudited Prospective Financial Information—NexTier Management Expected Synergies” and referred to in this section as the “NexTier expected synergies”;

•	reviewed certain internal information relating to the net operating losses (“NOLs”) of NexTier and Patterson-UTI, including utilization estimates, as furnished to Moelis by NexTier and Patterson-UTI;

•	reviewed information regarding the capitalization of NexTier and Patterson-UTI furnished to Moelis by NexTier and Patterson-UTI, respectively;

•

conducted discussions with members of the senior management and representatives of NexTier and Patterson-UTI concerning the information described in the foregoing six bullets, as well as the businesses and prospects of NexTier and Patterson-UTI generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•

reviewed a draft of the merger agreement marked “Execution Version” dated as of June 14, 2023 (for the avoidance of doubt, Moelis’ opinion does not address or take into account any amendments to the merger agreement subsequent to the “Execution Version” reviewed by it and references to the “merger agreement” in this section titled “—Opinion of NexTier’s Financial Advisor” shall be deemed to refer solely to such “Execution Version”);

•	participated in certain discussions and negotiations among representatives of NexTier and Patterson-UTI and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, at the direction of the NexTier board, Moelis relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for independent verification of any of such information). With the consent of the NexTier board, Moelis also relied on the representation of NexTier’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With the consent of the NexTier board, Moelis relied upon, without independent verification, the assessment of NexTier and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to NexTier, Patterson-UTI, the NexTier expected synergies and the NOLs referred to above, Moelis assumed, at the direction of the NexTier board, that they were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of NexTier or Patterson-UTI, as the case may be, as to the future performance of NexTier and Patterson-UTI, such NexTier expected synergies (including the amount, timing and achievability thereof) and the NOLs (including the timing and utilization thereof). Moelis also assumed, at the direction of the NexTier board, that the future financial results (including with respect to the NexTier expected synergies and the NOLs) reflected in such forecasts and other information would be achieved at the times and in the amounts projected. In addition, at the direction of the NexTier board, Moelis relied on the assessments of the managements of NexTier and Patterson-UTI as to Patterson-UTI’s ability to retain key employees of NexTier and to integrate the businesses of NexTier and Patterson-UTI. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, with the consent of the NexTier board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of NexTier or Patterson-UTI, nor was it furnished with any such evaluation or appraisal.

Moelis’ opinion did not address NexTier’s underlying business decision to effect the mergers or the relative merits of the mergers as compared to any alternative business strategies or transactions that might be available to NexTier and did not address any legal, regulatory, tax or accounting matters. At the direction of the NexTier board, Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the merger agreement or any aspect or implication of the mergers, except for the fairness of the exchange ratio from a financial point of view to the holders of NexTier common stock. Moelis did not express any opinion as to fair value, viability or the solvency of NexTier or Patterson-UTI following the closing of the mergers. Moelis’ opinion relates to the relative values of NexTier and Patterson-UTI. Moelis did not consider, and did not express any opinion with respect to, any value that may be attributable to any control rights or governance rights of any holders of NexTier common stock (or securities convertible into or exercisable or exchangeable for NexTier common stock), or associated with any substantial holding thereof, including those holders that are parties to any Support Agreement and Irrevocable Proxy entered into in connection with the mergers. In addition, Moelis did not consider, and did not express any opinion with respect to, any acquisition or transaction that NexTier or Patterson-UTI may undertake after the date of Moelis’ opinion, or as to any issuance of shares by NexTier or Patterson-UTI, as applicable, in connection with any such acquisition or transaction. With the consent of the NexTier board, Moelis expressed no opinion as to what the value of Patterson-UTI common stock actually would be when issued pursuant to the first merger or the prices at which NexTier common stock or Patterson-UTI common stock may trade at any time. In rendering its opinion, Moelis assumed, with the consent of the NexTier board, that the mergers would be consummated in accordance with their terms without any waiver or modification that could be material to its analysis, that the representations and warranties of each party set forth in the merger agreement were accurate and correct and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis assumed, with the consent of the NexTier board, that all governmental, regulatory or other consents or approvals necessary for the completion of the mergers would be obtained, except to the extent that could not be material to its analysis. In addition, representatives of NexTier advised Moelis, and Moelis assumed, with the consent of the NexTier board, that the mergers would qualify as a tax free reorganization for federal income tax purposes. Moelis was not authorized to solicit and have not solicited indications of interest in a possible transaction with NexTier from any party.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion, including for any transaction or related issuance of shares that may occur after the date of its opinion.

Moelis’ opinion did not address the fairness of the mergers or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of NexTier, other than the fairness of the exchange ratio from a financial point of view to the holders of NexTier common stock. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the exchange ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the NexTier board at its meeting held on June 14, 2023, in connection with delivery of its opinion. This summary describes the material analyses underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For the purposes of Moelis’ analyses:

•

“Adjusted EBITDA” was generally calculated as the relevant company’s earnings before interest expense, net, income tax benefit or expense, depreciation and amortization, as adjusted to exclude any one-time and non-recurring items for a specified period of time. To ensure a like-for-like comparison between NexTier and Patterson-UTI, for purposes of Moelis’ analyses, Patterson-UTI’s Adjusted EBITDA excluded the impact of stock-based compensation (“SBC”) expense (as described in greater detail in the section titled “ —Certain NexTier Unaudited Prospective Financial Information — NexTier Projections for Patterson-UTI”).

•

“Total Enterprise Value” (or “TEV”) was generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price as of June 12, 2023 (the “equity value”) (i) plus preferred stock, if any, (ii) plus debt, including financing leases, (iii) less cash and cash equivalents, and (iv) plus the book value of non-controlling interests, if any (in each of the foregoing cases (i) through (iv), as of the relevant company’s most recently reported quarter end).

•

Implied share price calculations for each of NexTier and Patterson-UTI, as shown in the financial analyses below, were calculated by Moelis using capitalization information provided by NexTier management and Patterson-UTI management, respectively.

Discounted Cash Flow Analysis—Standalone

Utilizing the NexTier projections for NexTier and the NexTier projections for Patterson-UTI, Moelis performed a discounted cash flow (“DCF”) analysis of each of NexTier and Patterson-UTI, respectively, to calculate the present value of the estimated future unlevered free cash flows projected by their respective managements to be generated by NexTier and Patterson-UTI and the present value of the estimated terminal value of each of NexTier and Patterson-UTI.

NexTier

Moelis calculated NexTier’s unlevered free cash flow as Adjusted EBITDA (i) less SBC expense, (ii) less taxes, (iii) less capital expenditures, (iv) plus decreases in net working capital, (v) less increases in net working capital and (vi) plus proceeds from asset sales.

Moelis utilized a range of discount rates of 10.50% to 12.50% based on an estimated range of NexTier’s weighted average cost of capital (the “WACC”). The WACC range reflected a derived cost of equity range using the capital asset pricing model (“CAPM”) and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2023 of (i) estimated unlevered free cash flows of NexTier for the second half of the calendar year ending December 31, 2023 through the end of the calendar year ending December 31, 2027 (in each case, discounted using a mid-year discounting convention) and (ii) estimated terminal values derived by applying a range of multiples of 2.00x to 3.00x to NexTier’s terminal year Adjusted EBITDA (which was equal to Adjusted EBITDA for the calendar year ending December 31, 2027). Moelis selected the foregoing terminal value multiple range by reference to the range of Adjusted EBITDA multiples of the NexTier Selected Companies described below for the calendar years ending December 31, 2023 and 2024. Moelis’ selection of the foregoing terminal value multiple range was also informed by Moelis’ professional judgment and experience and NexTier’s management’s macroeconomic assumptions of a generally flat North American oilfield services market. Moelis considered, but did not utilize, historical Adjusted EBITDA trading levels due to the differences between the current and historical market dynamics caused by market cyclicality.

In calculating the implied equity value of NexTier, Moelis separately valued the NOLs of NexTier by utilizing the NOL balance of approximately $1,100 million as of December 31, 2022, as provided by NexTier’s management, and taking into account NexTier’s projected NOL utilization and cash tax savings, based on a U.S. federal corporate tax rate assumption, each as provided by NexTier’s management. For the purpose of discounting the estimated cash tax savings, Moelis utilized a range of discount rates of 10.50% to 14.00% based on an estimated range of NexTier’s cost of equity.

The standalone implied range of equity values for NexTier and implied range of share prices for the NexTier common stock derived from the DCF analysis for NexTier are presented below:

	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
NexTier(1)	$2,674 - $3,479	$11.32 - $14.72

(1)	The midpoint of NexTier’s standalone NOL value was added to the Implied Equity Value and used to derive the Implied Share Price.

Patterson-UTI

Moelis calculated Patterson-UTI’s unlevered free cash flow as Adjusted EBITDA (i) less SBC expense, (ii) plus other operating expense, (iii) less other operating income, (iv) less taxes, (v) less capital expenditures, (vi) plus decreases in net working capital, (vii) less increases in net working capital and (vi) plus proceeds from asset sales.

Moelis utilized a range of discount rates of 11.00% to 12.75% based on an estimated range of Patterson-UTI’s WACC. The WACC range reflected a derived cost of equity range using CAPM and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2023 of (i) estimated unlevered free cash flows of Patterson-UTI for the second half of the calendar year ending December 31, 2023 through the end of the calendar year ending December 31, 2027 (in each case, discounted using a mid-year discounting convention) and (ii) estimated terminal values derived by applying a range of multiples of 2.50x to 3.50x to Patterson-UTI’s terminal year Adjusted EBITDA (which was equal to Adjusted EBITDA for the calendar year ending December 31, 2027). As noted above, to ensure a like-for-like comparison between NexTier and Patterson-UTI, Patterson-UTI’s terminal year Adjusted EBITDA excluded the impact of SBC expense. Moelis selected the foregoing terminal value multiple range by reference to the range of Adjusted EBITDA multiples of the Patterson-UTI Selected Companies described below for the calendar years ending December 31, 2023 and 2024. Moelis’ selection of the foregoing terminal value multiple range was also informed by Moelis’ professional judgment and experience and NexTier’s management’s macroeconomic assumptions of a generally flat North American oilfield services market. Moelis considered, but did not utilize, historical Adjusted EBITDA trading levels due to the differences between the current and historical market dynamics caused by market cyclicality.

In calculating the implied equity value of Patterson-UTI, Moelis separately valued the NOLs of Patterson-UTI by utilizing the NOL balance of approximately $1,400 million as of December 31, 2022 and taking into account Patterson-UTI’s projected NOL utilization and cash tax savings, based on a U.S. federal corporate tax rate assumption, each as provided by Patterson-UTI’s management. For the purpose of discounting the estimated tax savings, Moelis utilized a range of discount rates of 12.00% to 15.50% based on an estimated range of Patterson-UTI’s cost of equity.

The standalone implied range of equity values for Patterson-UTI and implied range of share prices for the Patterson-UTI common stock derived from the DCF analysis for Patterson-UTI are presented below:

	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
Patterson-UTI(1)	$3,251 - $4,205	$15.23 - $19.70

(1)	The midpoint of the Patterson-UTI’s standalone NOL value was added to Implied Equity Value and used to derive the Implied Share Price.

DCF-Based Exchange Ratio and Ownership Percentage Analysis

Based on the standalone implied range of share prices for the NexTier common stock and the Patterson-UTI common stock presented in the standalone DCF analyses above, Moelis calculated a range of implied exchange ratios, which are presented below. Based on the standalone implied range of equity values for NexTier and Patterson-UTI presented in the standalone DCF analyses above, Moelis also calculated a range of implied pro forma ownership percentages of the pre-mergers holders of NexTier common stock in the combined company after giving effect to the mergers (the “implied pro forma NexTier ownership percentage”), which are presented below:

	Implied Exchange Ratio(1)	Implied Pro Forma NexTier Ownership Percentage(1)
DCF Analysis	0.574x - 0.966x	38.9% - 51.7%

(1)

The high end of the range of the implied exchange ratios and the implied pro forma NexTier ownership percentages represents the high end of the implied share price range or implied equity value range of NexTier versus the low end of the implied share price range or implied equity value range of Patterson-UTI, respectively. The low end of the range of the implied exchange ratios and the implied pro forma NexTier ownership percentages represents the low end of the implied share price range or implied equity value range of NexTier versus the high end of the implied share price range or implied equity value range of Patterson-UTI, respectively.

Moelis compared (i) the range of the implied exchange ratios above to the exchange ratio of 0.7520x in the first merger, and (ii) the range of the implied pro forma NexTier ownership percentages above to the pro forma NexTier ownership percentage of approximately 45.4% (assuming an exchange ratio of 0.7520x in the first merger).

Selected Publicly Traded Companies Analysis—Standalone

Moelis performed a selected publicly traded companies analysis of each of NexTier and Patterson-UTI. Financial data for the selected publicly traded companies was based on public filings and other publicly available information available as of June 12, 2023. In performing a selected publicly traded companies analysis of each of NexTier and Patterson-UTI, Moelis reviewed and analyzed, among other things, TEV of the selected publicly traded companies as a multiple of both estimated Adjusted EBITDA for the calendar year ending December 31, 2023 (“2023E Adjusted EBITDA”) and estimated Adjusted EBITDA for the calendar year ending December 31, 2024 (“2024E Adjusted EBITDA”), and certain other financial information and market trading data related to the following selected publicly traded companies that Moelis believed, based on its professional judgment and experience, were generally relevant in certain respects to NexTier and Patterson-UTI for purposes of its analysis. The selected publicly traded companies with respect to NexTier are referred to as the “NexTier Selected Companies” and the selected publicly traded companies with respect to Patterson-UTI are referred to as the “Patterson-UTI Selected Companies.” The NexTier Selected Companies and the Patterson-UTI Selected Companies are collectively referred to as the “Selected Companies.”

In the case of NexTier, Moelis selected publicly traded completions-focused companies that primarily operate hydraulic fracturing services and serve customers focused on onshore oil and gas development and production (the “Completions-Focused Companies”). Although none of the Selected Companies are directly comparable to NexTier, the Completions-Focused Companies were selected by Moelis, based on its professional judgment and experience, because Moelis deemed them to have a similar end-market exposure and customer mix to that of NexTier.

In the case of Patterson-UTI, Moelis selected publicly traded drilling-focused companies that primarily operate contract drilling services and serve customers focused on onshore oil and gas development and production (the “Drilling-Focused Companies”) and the Completions-Focused Companies. Although none of the Selected Companies are directly comparable to Patterson-UTI, the Completions-Focused Companies and Drilling-Focused Companies were selected by Moelis, based on its professional judgment and experience, because Moelis deemed them to have a similar end-market exposure and customer mix to that of Patterson-UTI.

Moelis considered, but ultimately excluded from its analysis, large cap diversified companies given that, while these large cap diversified companies provided similar products and services to a similar customer base as NexTier or Patterson-UTI, respectively, Moelis viewed them as less relevant due to the size and breadth of their service offerings.

Below are the Selected Companies Moelis considered in its analysis:

Completions-Focused Companies

•	Liberty Energy Inc. (“Liberty”)

•	ProPetro Holding Corp. (“ProPetro”)

•	RPC Inc. (“RPC”)

•	Calfrac Well Services Ltd (“Calfrac”)

•	STEP Energy Services Ltd (“STEP”)

•	Trican Well Services Ltd (“Trican”)

•	ProFrac Holding Corp. (“ProFrac”)

Drilling-Focused Companies

•	Helmerich and Payne Inc. (“H&P”)

•	Nabors Industries Ltd. (“Nabors”)

•	Precision Drilling Corp. (“Precision”)

Moelis used Wall Street research analyst consensus estimates as of June 12, 2023 (which are referred to herein as “consensus estimates”) to derive 2023E and 2024E Adjusted EBITDA for the Selected Companies, including NexTier and Patterson-UTI. Consensus estimates for Patterson-UTI’s 2023E and 2024E Adjusted EBITDA were adjusted to account for fluid ends as an expense, as opposed to Patterson-UTI’s practice of capitalizing fluid ends, given the component’s relatively short useful life. To ensure a like-for-like comparison between the Selected Companies, consensus estimates for Patterson-UTI’s, the Completions-Focused Companies’ (where applicable) and the Drilling-Focused Companies’ (where applicable) 2023E and 2024E Adjusted EBITDA were also adjusted to add back SBC expense so that all consensus estimates for 2023E and 2024E Adjusted EBITDA were shown on a pre-SBC expense basis, to be consistent with the NexTier projections for NexTier.

The following tables summarizes the TEV to 2023E and 2024E Adjusted EBITDA multiples for the Completions-Focused Companies, including NexTier and Patterson-UTI:

	TEV($ in millions)	TEV/2023E Adjusted EBITDA	TEV/2024E Adjusted EBITDA
Completions-Focused Companies(1)
ProFrac	$3,239	3.0x	2.5x
Patterson-UTI(2)	$2,971	3.1x	3.0x
Liberty	$2,702	2.2x	2.3x
NexTier	$2,177	2.3x	2.3x
RPC	$1,463	2.8x	2.8x
ProPetro	$879	1.8x	1.7x
Trican	$578	3.1x	2.9x
Calfrac	$500	2.1x	2.0x
STEP	$282	2.0x	1.8x
Median	$1,463	2.3x	2.3x

(1)	Consensus estimates for Patterson-UTI’s and the Completions-Focused Companies’ (where applicable) 2023E and 2024E Adjusted EBITDA were adjusted to add back SBC expense.
(2)	Consensus estimates for Patterson-UTI’s 2023E and 2024E Adjusted EBITDA were also adjusted to account for fluid ends as an expense rather than it being capitalized.

The following tables summarizes the TEV to 2023E and 2024E Adjusted EBITDA multiples for the Drilling-Focused Companies, including Patterson-UTI:

	TEV ($ in millions)	TEV/2023E Adjusted EBITDA	TEV/2024E Adjusted EBITDA
Drilling-Focused Companies(1)
H&P	$3,867	3.9x	3.5x
Nabors	$3,530	3.5x	3.3x
Patterson-UTI(2)	$2,971	3.1x	3.0x
Precision	$1,512	3.0x	2.9x
Median	$3,251	3.3x	3.1x

(1)	Consensus estimates for Patterson-UTI’s and the Drilling-Focused Companies’ (where applicable) 2023E and 2024E Adjusted EBITDA were adjusted to add back SBC expense.
(2)	Consensus estimates for Patterson-UTI’s 2023E and 2024E Adjusted EBITDA were also adjusted to account for fluid ends as an expense rather than it being capitalized.

NexTier

In light of the foregoing review and based on its professional judgment and experience, Moelis applied a range of selected multiples derived from the NexTier Selected Companies of 2.0x to 3.0x to each of NexTier’s 2023E and 2024E Adjusted EBITDA included in the NexTier projections for NexTier. The range of selected multiples was also informed by NexTier’s trading levels and the trading levels of the Completions-Focused Companies, in each case as of June 12, 2023.

The standalone implied range of equity values for NexTier and implied range of share prices for the NexTier common stock derived from the selected publicly traded companies analysis for NexTier based on the range of selected multiples from the NexTier Selected Companies described above are presented below:

NexTier	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
2023E Adjusted EBITDA	$1,676 - $2,617	$7.09 - $11.08
2024E Adjusted EBITDA	$1,724 - $2,689	$7.30 - $11.38

Patterson-UTI

In light of the foregoing review and based on its professional judgment and experience, Moelis applied a range of selected multiples derived from the Patterson-UTI Selected Companies of 2.5x to 3.5x to each of Patterson-UTI’s 2023E and 2024E Adjusted EBITDA included in the NexTier projections for Patterson-UTI, except that, to ensure a like-for-like comparison between NexTier and Patterson-UTI, Patterson-UTI’s 2023E and 2024E Adjusted EBITDA were each adjusted to add back SBC expense. The range of selected multiples was also informed by Patterson-UTI’s trading levels and the trading levels of the Drilling-Focused Companies and the Completions-Focused Companies, in each case as of June 12, 2023.

The standalone implied range of equity values for Patterson-UTI and implied range of share prices for the Patterson-UTI common stock derived from the selected publicly traded companies analysis for Patterson-UTI based on the range of selected multiples from the Patterson-UTI Selected Companies described above are presented below:

Patterson-UTI	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
2023E Adjusted EBITDA	$1,980 - $3,040	$9.28 - $14.25
2024E Adjusted EBITDA	$2,058 - $3,150	$9.65 - $14.76

Selected Publicly Traded Companies-Based Implied Exchange Ratio Analysis

Based on the standalone implied range of equity values for NexTier and Patterson-UTI and implied range of share prices for the NexTier common stock and the Patterson-UTI common stock described above, Moelis calculated a range of implied exchange ratios and implied pro forma NexTier ownership percentages, which are presented below:

	Implied Exchange Ratio(1)	Implied Pro Forma NexTier Ownership Percentage(1)
2023E Adjusted EBITDA	0.498x –1.194x	35.5% - 56.9%
2024E Adjusted EBITDA	0.494x –1.180x	35.4% - 56.6%

(1)

The high end of the range of the implied exchange ratios and the implied pro forma NexTier ownership percentages represents the high end of the implied share price range or implied equity value range of NexTier versus the low end of the implied share price range or implied equity value range of Patterson-UTI, respectively. The low end of the range of the implied exchange ratios and the implied pro forma NexTier ownership percentages represents the low end of the implied share price range or implied equity value range of NexTier versus the high end of the implied share price range or implied equity value range of Patterson-UTI, respectively.

Moelis compared (i) the range of implied exchange ratios above to the exchange ratio of 0.7520x in the first merger and (ii) the range of the implied pro forma NexTier ownership percentages above to the pro forma NexTier ownership percentage of approximately 45.4% (assuming an exchange ratio of 0.7520x in the first merger).

Summary of Pro Forma Transaction Analysis

DCF-Based Has/Gets Analysis

Moelis performed a DCF-based has/gets analysis to calculate equity value uplift to the pre-mergers holders of NexTier common stock implied by the mergers. This has/gets analysis compared (i) the standalone implied equity value of NexTier based on the DCF analysis of NexTier (the “has”) with (ii) the implied value of the pro forma equity in the combined company that will be owned by the pre-mergers holders of NexTier common stock after giving effect to the mergers (assuming a pro forma NexTier ownership percentage of approximately 45.4% and an exchange ratio of 0.7520x in the first merger) (the “gets”).

To calculate the implied pro forma DCF value of the combined company after giving effect to the mergers, Moelis utilized (i) the implied standalone DCF equity value ranges (including NOLs) for NexTier and Patterson-UTI (described above under the heading “—Discounted Cash Flow Analysis—Standalone”), (ii) the implied present value range of estimated annual run-rate synergies of $200 million (net of aggregate estimated operating expenses costs to achieve those synergies of $68 million and aggregate estimated capital expenditure costs to achieve those synergies of $15 million), all as provided by NexTier’s management, derived using (A) a range of discount rates of 10.27% to 12.27% based on the weighted average of the WACC ranges for each of NexTier and Patterson-UTI and (B) a terminal year Adjusted EBITDA multiple range of 2.27x to 3.27x based on the weighted average of the terminal year Adjusted EBITDA multiple ranges for each of NexTier and Patterson-UTI, (iii) the implied present value range of NOL dis-synergies (calculated as the difference between the net present value of the NexTier pre-mergers NOLs and the net present value of the pro forma combined company NOLs), (iv) expected transaction expenses of $46 million as provided by NexTier management and (v) cost of capital synergies (calculated by comparing the standalone implied equity value of NexTier and

Patterson-UTI based on the DCF analysis of NexTier and Patterson-UTI against a similar DCF analysis computed utilizing a WACC range derived based on a size premium which correlated to the size of the pro forma combined company).

The following table summarizes the results of the DCF-based has/gets analysis:

	Implied Equity Value ($ in millions)	Implied Per Share Value
“Has”: Stand-alone NexTier DCF Value	$2,674 - $3,479	$11.32 - $14.72
“Gets”: Share of Pro Forma Combined Company DCF Value	$2,984 - $3,890	$12.63 - $16.46
Equity Value Uplift (%)	11.6% - 11.8%	11.6% - 11.8%

2024E Trading Multiples-Based Has/Gets Analysis

Moelis performed a trading multiples-based has/gets analysis to calculate the equity value uplift to the pre-mergers holders of NexTier common stock implied by the mergers. This has/gets analysis compared (i) the standalone equity value of NexTier of $1,940 million as of June 12, 2023 (based on the closing trading price of the NexTier common stock of $8.21 per share on June 12, 2023) (the “has”) with (ii) the implied value of the pro forma synergized equity value of the combined company that will be owned by the pre-mergers holders of NexTier common stock after giving effect to the mergers (assuming a pro forma NexTier ownership percentage of approximately 45.4% and an exchange ratio of 0.7520x in the first merger) (the “gets”).

To calculate the implied pro forma value of the combined company after giving effect to the mergers, Moelis utilized (i) the standalone equity value of NexTier of $1,940 million as of June 12, 2023 (based on the closing trading price of the NexTier common stock of $8.21 per share on June 12, 2023) and the standalone equity value of Patterson-UTI of $2,300 million as of June 12, 2023 (based on the closing trading price of the Patterson-UTI common stock of $10.78 on June 12, 2023), (ii) the implied value of estimated annual run-rate synergies of $200 million, as provided by NexTier’s management (valued at $525 million assuming an illustrative 2024E Adjusted EBITDA blended trading multiple of 2.6x) and (iii) aggregate estimated operating expenses costs to achieve those synergies of $68 million and aggregate estimated capital expenditure costs to achieve those synergies of $15 million, all as provided by NexTier’s management.

The following table summarizes the results of the 2024E trading multiples-based has/gets analysis:

	Implied Equity Value ($ in millions)	Implied Per Share Value
“Has”: Stand-alone NexTier Equity Value	$1,940	$8.21
“Gets”: Pro Forma Combined Company Equity Value	$2,106	$8.91
Equity Value Uplift (%)	8.6%	8.6%

Other Information

Moelis also noted for the NexTier board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:

Selected Precedent Transactions Analysis

Moelis considered and reviewed select precedent transactions in the energy and oilfield services space, but determined not to rely on a selected precedent transactions analysis in its financial analysis because there were limited relevant precedent transactions completed during the current sector cycle and transaction multiples are highly dependent on timing within the sector cycle, making any comparison less relevant.

Equity Research Share Price Targets

Moelis reviewed publicly available consensus estimate stock price targets for shares of NexTier common stock published as of June 12, 2023, which ranged from $7.99 to $19.00 per share (which implied a range of equity values for NexTier of $1,888 million to $4,489 million). Moelis compared this range with the closing trading price of the NexTier common stock of $8.21 per share on June 12, 2023 (which implied an equity value of NexTier of $1,940 million).

Moelis also reviewed publicly available consensus estimate stock price targets for shares of Patterson-UTI common stock published as of June 12, 2023, which ranged from $12.00 to $22.00 per share (which implied a range of equity values for NexTier of $2,561 million to $4,695 million). Moelis compared this range with the closing trading price of the Patterson-UTI common stock of $10.78 per share on June 12, 2023 (which implied an equity value of Patterson-UTI of $2,300 million).

52-Week High / Low

Moelis reviewed the historical trading performance of the NexTier common stock over a 52-week period ending June 12, 2023, which ranged from an intraday low of $6.66 per share to a high of $11.36 per share (which implied a range of equity values for NexTier of $1,574 million to $2,684 million). Moelis compared the range with the closing trading price of NexTier common stock of $8.21 per share on June 12, 2023 (which implied an equity value of NexTier of $1,940 million).

Moelis also reviewed the historical trading performance of the Patterson-UTI common stock over a 52-week period ending June 12, 2023, which ranged from an intraday low of $9.70 per share to a high of $19.81 per share (which implied a range of equity values for Patterson-UTI of $2,070 million to $4,227 million). Moelis compared the range with the closing trading price of Patterson-UTI common stock of $10.78 per share on June 12, 2023 (which implied an equity value of Patterson-UTI of $2,300 million).

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.

No company used in the analyses described above is identical to NexTier or Patterson-UTI. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above (including much of the information used therein) are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither NexTier nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

Except as described in this summary, NexTier and the NexTier board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The exchange ratio was determined through arms’ length negotiations between NexTier, on the one hand, and Patterson-UTI, on the other, and was approved by the NexTier board and the Patterson-UTI board. Moelis did not recommend any specific consideration to NexTier or the NexTier board, or that any specific amount or type of consideration constituted the only appropriate consideration for the mergers.

Moelis acted as financial advisor to NexTier in connection with the mergers. NexTier agreed to pay Moelis certain fees for its services, including an opinion fee of $4 million upon delivery of its opinion (regardless of the conclusion reached in that opinion) and a transaction fee of $14 million upon consummation of the mergers. The opinion fee is offset against the transaction fee. In addition, NexTier has agreed to reimburse Moelis for certain of its expenses, including reasonable attorney’s fees and disbursements, and to indemnify Moelis and related persons for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of NexTier, Patterson-UTI or their respective affiliates. Moelis has not received any fees from NexTier, aside from the fees described above in connection with the mergers, in the two years preceding the date of its opinion. Moelis had not provided investment banking or other services unrelated to the mergers to NexTier or Patterson-UTI in the two years prior to the date of its opinion. In the future Moelis may provide such investment banking or other services to NexTier or Patterson-UTI or their affiliates and may receive compensation for such services.

The NexTier board selected Moelis as its financial advisor in connection with the mergers because Moelis has substantial experience in similar transactions and familiarity with NexTier. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Board of Directors and Management of the Combined Company

The merger agreement contains certain provisions relating to the governance of the combined company following completion of the mergers, which reflect the merger of equals structure.

Board of Directors

Following the effective time, the combined company board will consist of 11 directors, comprised of:

•

six directors from among the members of the Patterson-UTI board as of the date of the merger agreement, which will include the Chief Executive Officer of Patterson-UTI as of immediately prior to the effective time; and

•

five directors from among the members of the NexTier board as of the date of the merger agreement, which will include the President and Chief Executive Officer of NexTier as of immediately prior to the effective time.

The parties intend that the composition of the combined company board, as a whole, represent diversity in professional background, experience, expertise (including as to financial matters) and perspective (including as to age, gender and ethnicity). At least five of the Patterson-UTI designees and at least four of the NexTier designees will meet the independence standards of the Nasdaq as may be applicable with respect to the combined company as of the effective time.

The individuals designated to serve on the combined company board following the effective time include: William A. Hendricks, Jr., Curtis W. Huff, Tiffany (TJ) Thom Cepak, Cesar Jaime, Janeen S. Judah and Julie J. Robertson as Patterson-UTI designees, and Robert W. Drummond, Gary Halverson, Amy Nelson, Leslie Beyer and James Stewart as NexTier designees. At the first two annual meetings following the effective time, the combined company board will re-nominate each Patterson-UTI and NexTier designee then serving on the combined company board for re-election by stockholders, subject to certain exceptions.

Chairman and Vice Chairman of the Board of Directors

The chairman of the Patterson-UTI board immediately prior to the effective time will serve as the chairman of the combined company board following the effective time. The president and chief executive officer of NexTier as of immediately prior to the effective time will serve as the vice chairman of the combined company board following the effective time. For a period of two years following the effective time, for so long as there is a vice chairman of the board, the combined company board will appoint a NexTier designee to such position.

Committees of the Board of Directors

At the effective time and for two years thereafter, (i) the Nominating and Corporate Governance Committee of the combined company board will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the combined company board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the chairman, vice chairman and the chief executive officer.

Management

Following the effective time, Mr. Hendricks will serve as the chief executive officer of the combined company, C. Andrew Smith will serve as the chief financial officer of the combined company, Kenneth Pucheu will be appointed to serve as the chief integration officer of the combined company, and Matthew Gillard will be appointed to serve as the head of the completions business unit of the combined company. Prior to the effective time, Patterson-UTI and NexTier will take all actions necessary to cause, effective as of the effective time, the executive officers (other than the officers specified in the preceding sentence) of the combined company to be those individuals selected by the Chief Executive Officer of Patterson-UTI on a merit basis, after consultation with the President and Chief Executive Officer of NexTier and the chief financial officers of the respective companies, and without consideration of whether the persons selected serve as employees of Patterson-UTI or NexTier prior to the effective time.

Interests of NexTier Directors and Executive Officers in the Mergers

In considering the recommendation of the NexTier board that stockholders vote “FOR” the NexTier merger proposal and the NexTier compensation proposal, NexTier stockholders should be aware that the executive officers and directors of NexTier have interests in the mergers that may be different from, or in addition to, those of NexTier stockholders generally.

These interests are described below, and certain of them are quantified in the narrative and tabular disclosure included under “ —Quantification of Potential Payments and Benefits to NexTier’s Named Executive Officers.” The NexTier board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement, and in recommending the NexTier merger proposal and NexTier compensation proposal.

NexTier Directors to Be Appointed to the Patterson-UTI Board

Pursuant to the merger agreement, Patterson-UTI and NexTier have agreed that the combined company board will consist of 11 members, composed of (i) six directors from among the members of the Patterson-UTI board as of the date of the merger agreement and (ii) five directors from among the members of the NexTier board as of the date of the merger agreement. See “—Board of Directors and Management of the Combined Company” above.

Treatment of NexTier Equity Awards in the Mergers

The merger agreement provides for the treatment set forth below with respect to the awards held by NexTier’s non-employee directors and executive officers at the effective time. For additional information regarding treatment of awards held by NexTier’s executive officers upon a “qualifying termination” (as defined below) upon or following the mergers pursuant to NexTier employment agreements, see “—Change In Control Payments and Benefits” below.

NexTier Stock Option Awards: Each NexTier stock option award that is outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting and forfeiture conditions) as were applicable to such award as of immediately prior to the effective time, into the right to receive an option to purchase a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Patterson-UTI common stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of NexTier common stock of such award as of immediately prior to the effective time, divided by (2) the exchange ratio.

The following table sets forth, for each of NexTier’s executive officers who have served at any time since January 1, 2022, the aggregate number of shares of NexTier common stock subject to outstanding stock options held by such executive officers as of July 14, 2023. None of Messrs. Drummond, Gillard, Iluyomade or McKie nor any of NexTier’s non-employee directors hold stock options as of July 14, 2023. All outstanding stock options are out-of-the-money at the assumed value per share of NexTier common stock on the completion of the mergers of $8.69.

Executive Officer Name	Number of Shares Subject to Outstanding NexTier Stock Option Awards (#)
Kenneth H. Pucheu	7,837
Kevin M. McDonald	60,685

NexTier Time-Based Restricted Stock Unit Awards: Each NexTier time-based restricted stock unit award that is outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting and forfeiture conditions, including vesting under any retirement programs, and dividend equivalent rights) as were applicable to such award as of immediately prior to the effective time, into the right to receive a time-based award covering a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

The following table sets forth, for each of NexTier’s executive officers who have served at any time since January 1, 2022 (except Michael J. McKie, NexTier’s former President—Alamo Pressure Pumping, who no longer holds any NexTier restricted stock unit awards), the aggregate number of shares of NexTier common stock subject to unvested time-based restricted stock unit awards held by such executive officers as of July 14, 2023. None of NexTier’s non-employee directors hold unvested restricted stock unit awards as of July 14, 2023.

Executive Officer Name	Number of Shares Subject to Outstanding NexTier Time-Based Restricted Stock Unit Awards (#)	Value of Outstanding NexTier Time-Based Restricted Stock Unit Awards ($)
Robert W. Drummond	993,894	8,636,941
Kenneth H. Pucheu	259,719	2,256,959
Kevin M. McDonald	238,346	2,071,228
Matthew R. Gillard	246,533	2,142,372
Oladipo Iluyomade	37,790	328,397

NexTier Time-Based Restricted Stock Awards: Each unvested NexTier time-based restricted stock award held by a NexTier non-employee director that is issued and outstanding immediately prior to the effective time will, at the effective time, automatically, and without any action on the part of Patterson-UTI, NexTier or the holder thereof become fully vested in accordance with the terms of the award agreement governing such award and be converted into the right to receive a number of shares of Patterson-UTI common stock equal to the product of (a) the number of shares of NexTier common stock subject to such award immediately prior to the effective time and (b) the exchange ratio, together with a cash payment in lieu of fractional shares, if any.

The following table sets forth, for each NexTier non-employee director, the aggregate number of shares of NexTier common stock subject to restricted stock awards held by such non-employee director as of July 14, 2023 and the aggregate value of such awards assuming, as required under SEC rules, the closing price of a NexTier share of common stock is $8.69. None of NexTier’s executive officers hold restricted stock awards as of July 14, 2023.

Non-Employee Director Name	Number of Shares Subject to Outstanding NexTier Time-Based Restricted Stock Awards (#)	Value of Outstanding NexTier Time-Based Restricted Stock Awards ($)
Leslie Beyer	23,579	204,902
Stuart H. Brightman	18,773	163,137
Gary M. Halverson	18,773	163,137
Patrick M. Murray	23,153	201,200
Amy H. Nelson	18,773	163,137
Melvin G. Riggs	18,773	163,137
Bernardo J. Rodriguez	18,773	163,137
Michael Roemer	18,773	163,137
James C. Stewart	18,773	163,137
Scott R. Wille	—	—

NexTier Performance-Based Restricted Stock Unit Awards and Performance-Based Unit Awards: Each NexTier performance-based restricted stock unit award and performance-based unit award (collectively, “NexTier performance awards”) that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting through the time-vesting date as set forth in the applicable award agreement, vesting under any retirement programs, and dividend equivalent rights, but excluding any continued performance-based vesting requirements) as were applicable to such award as of immediately prior to the effective time, into an award covering (or, with respect to performance-based unit awards, with a settlement value (as defined in the applicable award agreement pursuant to which the performance-based unit award was granted) determined by reference to) a number of shares of Patterson-UTI common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award (assuming the performance-based vesting requirements applicable to such award were achieved at the level of actual performance attained through immediately prior to the effective time) and (b) the exchange ratio.

The following table sets forth, for each of NexTier’s executive officers who have served at any time since January 1, 2022 (except Michael J. McKie, NexTier’s former President—Alamo Pressure Pumping who no longer holds any NexTier performance awards), the aggregate number of unvested shares of NexTier common stock subject to the NexTier performance awards based on the deemed achievement of maximum performance (200%), in each case, held by such executive officers as of July 14, 2023 and the aggregate value of such awards assuming, as required under SEC rules, the closing price of a NexTier share of common stock is $8.69. None of NexTier’s non-employee directors hold performance awards as of July 14, 2023.

Executive Officer Name	Number of Shares Subject to Outstanding NexTier Performance Awards (Based on Maximum Performance) (#)	Value of Outstanding NexTier Performance Awards (Based on Maximum Performance) ($)
Robert W. Drummond	3,742,750	32,524,502
Kenneth H. Pucheu	951,700	8,270,276
Kevin M. McDonald	891,688	7,748,772
Matthew Gillard	471,786	4,099,822
Oladipo Iluyomade	80,370	698,418

For the estimated values of the potential accelerated vesting of the NexTier performance awards held by NexTier’s NEOs, see the “Equity” column of the table below under “ —Quantification of Potential Payments and Benefits to NexTier’s Named Executive Officers.”

Change in Control Payments and Benefits

For purposes of the agreements described below, the completion of the mergers will constitute a “change in control” as defined within the applicable documents.

NexTier has entered into an employment agreement with each of Robert W. Drummond, Kenneth Pucheu and Kevin M. McDonald (as each may be amended from time to time, the “NexTier employment agreements”), pursuant to which the executive officers may become eligible to receive severance benefits upon a qualifying termination of employment following the mergers. Under the NexTier employment agreements, if an executive officer terminates his employment for “good reason” (as defined below) or if his employment is terminated by the surviving company without “cause” (as defined below) (each, a “qualifying termination” for purposes of the NexTier employment agreements), and not by reason of disability (as defined below) or death, and such termination occurs on, or, for Messrs. Drummond and McDonald, during the 30 days prior to and two-year period following, and, for Mr. Pucheu, during the one-year period following, the date on which the mergers occur, then such executive officer would be eligible to receive the following payments and/or benefits, subject to such executive officer’s timely execution and non-revocation of a full release of claims in favor of NexTier and its affiliates and subsidiaries no later than 60 days following the executive’s termination of employment and continued compliance with restrictive covenants, including non-competition, non-solicitation, non-disclosure, and assignment of invention agreements:

•

for Mr. Drummond, (i) a cash amount equal to three times the sum of his annual base salary plus annual target bonus, payable in 36 monthly installments; (ii) target annual bonus for the year of termination payable in a lump sum payment, (iii) 36 months of the cost of continuation of coverage of group health coverage payable in a lump sum payment, (iv) full vesting of all equity awards, with performance-based restricted stock unit awards and performance awards, as applicable, vesting at their target performance measures and (v) a lump sum payment equal to (A) 100% of the Executive’s paid time off if the termination date is on or prior to March 30 of the calendar year (calculated as 1/365th of the Executive’s annualized base salary multiplied by each applicable day of paid time off for which Executive is being paid), (B) 75% of Executive’s paid time off if the termination date is between April 1 and June 30 of the calendar year, (C) 50% of Executive’s paid time off if the termination date is between July 1 and September 30 of the calendar year or (D) 25% of the value of Executive’s paid time off if the termination date is on or after October 1 of the calendar year (the “PTO Payment”);

•

for Mr. Pucheu, (i) a cash amount equal to two times the sum of his annual base salary plus annual target bonus, payable in 12 monthly installments, (ii) target annual bonus for the year of termination, payable in a lump sum payment and any earned but unpaid annual target bonus for the prior year, payable in a lump sum payment, (iii) 18 months of the cost of continuation of coverage of group health coverage payable in a lump sum payment, (iv) full vesting of all equity awards, with performance-based restricted stock unit awards vesting pro-rata based on the number of days employed over the performance period based on actual performance, and (v) the PTO Payment;

•

for Mr. McDonald, (i) a cash amount equal to three times the sum of his annual base salary plus annual target bonus, payable in a lump sum payment, (ii) target annual bonus for the year of termination, payable in a lump sum payment, (iii) 36 months of the cost of the continuation of coverage of group health coverage payable in a lump sum payment, (iv) full vesting of all equity awards, with performance awards vesting based on target performance, and (v) the PTO Payment;

•

“cause” means, generally, the applicable executive officer’s: (i) conviction or plea of no contest to (plus, for Messrs. McDonald and Pucheu only, an indictment for) a felony or any crime involving dishonesty or theft; (ii) conduct in connection with employment duties or responsibilities that is fraudulent or unlawful (plus, for Messrs. McDonald and Pucheu only, grossly negligent); (iii) conduct in connection with employment duties or responsibilities that is grossly negligent and which has a materially adverse effect on NexTier or its business; (iv) willful misconduct or contravention of specific lawful directions related to a material duty or responsibility directed to be undertaken from NexTier’s Board; (v) material breach of obligations under the applicable employment agreement, including but not limited to breach of restrictive covenants set forth therein; (vi) any acts of dishonesty resulting or intending to result in personal gain or enrichment at NexTier’s expense; or (vii) knowing failure to comply with a material policy; and

•

For Mr. Drummond, “good reason” means, without Mr. Drummond’s consent: (i) a material breach by NexTier of its obligations under his employment agreement; (ii) a material diminution of Mr. Drummond’s duties or of Mr. Drummond’s position or title within NexTier; (iii) a material reduction in base salary other than as a result of a less-than-10% reduction that is part of an “across the board” reduction that is applicable to all other senior executives of NexTier; (iv) a material reduction in the budget over which Mr. Drummond retains authority; or (v) a change of the location of the office at which Mr. Drummond is principally employed to a location that increases the Executive’s commute from Mr. Drummond’s principal residence as of the date hereof by more than 50 miles. For Messrs. Pucheu and McDonald, “good reason” means, without Messrs. Pucheu and McDonald’s consent: (i) a material reduction in base salary or target annual bonus, other than an “across the board” reduction for all executives; (ii) a material diminution in the executive’s authority, duties or responsibilities; (iii) a relocation of the executive’s principal place of employment to a location more than 50 miles from its location as of the effective date of the employment agreement; (iv) any material breach by NexTier of its obligations under their respective employment agreements; or (v) in connection with a Change in Control (as defined in their respective employment agreements), the failure of any successor to NexTier or any acquiror of substantially all of the business and assets of NexTier to assume the applicable employment agreement.

Messrs. Gillard and Iluyomade participate in NexTier’s leadership severance program. Under the leadership severance program, upon Messrs. Gillard’s and Iluyomade’s termination by NexTier without cause or a resignation for good reason on or within two years following the date on which the mergers occur, subject to their execution and non-revocation of a release of claims, Messrs. Gillard and Iluyomade, as applicable, would be entitled to the following severance benefits, (i) two times the sum of annual base salary plus short term incentive plan bonus based on target performance measures, payable in 12 equal monthly installments, (ii) target short term incentive plan bonus, payable in a lump sum and any earned but unpaid annual target bonus based on actual performance for the prior year, payable in a lump sum, (iii) 18 months of subsidized COBRA payments, payable in a lump sum, and (iv) full vesting of all equity awards, with performance-based restricted stock unit awards vesting at the greater of target or actual performance.

Under the leadership severance program, “cause” means (i) the indictment for, conviction or plea of no contest to a felony or any crime involving dishonesty or theft; (ii) conduct in connection with employment duties or responsibilities that is fraudulent or unlawful or grossly negligent; (iii) conduct in connection with employment duties or responsibilities that is grossly negligent and which has a materially adverse effect on NexTier or its business; (iv) willful misconduct or contravention of specific lawful directions related to a material duty or responsibility directed to be undertaken from NexTier; (v) any acts of dishonesty resulting or intending to result in personal gain or enrichment at NexTier’s expense; or (vi) knowing failure to comply with a material policy.

Under the leadership severance program, “good reason” means (i) a material reduction in employee’s base salary or annual target bonus, other than an “across the board” reduction for all executives; (ii) a material diminution in the employee’s authority, duties or responsibilities and (iii) a relocation of the employee’s principal place of employment to a location greater than 50 miles from most recent assigned work location.

The NexTier compensation committee may pay 2023 annual cash incentive bonuses in accordance with the terms of NexTier’s short-term cash incentive program in the ordinary course of business and on the regular payment date for NexTier’s annual cash incentive bonuses. Historically, bonuses have been paid in late February to early March in the year following the calendar year to which the bonus relates.

NexTier may provide transaction bonus awards to its executives, including the NEOs (each, a “Transaction Bonus”), with the amount of any such Transaction Bonus to be determined by Mr. Drummond in his sole discretion; provided that, unless Patterson-UTI consents otherwise, (a) Mr. Drummond is not eligible to receive a Transaction Bonus, (b) if Mr. Pucheu or Mr. Gillard is offered a position with Patterson-UTI as of the closing on terms that are acceptable to the applicable executive, then such executive will not be eligible to receive a Transaction Bonus, (c) the aggregate amount of the Transaction Bonuses provided to the NEOs may not exceed $1.5 million and (d) receipt of any Transaction Bonus will be contingent upon the NEO’s agreement to extend his post-employment non-compete period to a period of no less than 12 months and up to 24 months, with the duration of such extension to be determined by Mr. Drummond in his sole discretion. As of July 14, 2023, no Transaction Bonuses have been allocated to any executives, including any of the NEOs.

Quantification of Potential Payments and Benefits to NexTier’s Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the mergers that the NEOs (other than Michael J. McKie, who is omitted because he has terminated employment with NexTier and is not entitled to any compensation or benefits in connection with the mergers) could receive in connection with the mergers. Such amounts have been calculated assuming that (a) the mergers closed on the latest practicable date of July 14, 2023, (b) the value per share of NexTier common stock on the completion of the mergers is $8.69 (which, in accordance with SEC requirements, is the average closing price of NexTier common stock over the first five business days following the first public announcement of the mergers), (c) the performance vesting conditions applicable to any NexTier performance awards are deemed achieved at “maximum” level performance (i.e., payout at 200% of the number of shares covered by such awards), (d) none of NexTier’s named executive officers receives any additional equity-based awards following the date hereof, (e) each NEO experiences a qualifying termination immediately following the completion of the mergers (making all payments and benefits below attributable to a “double-trigger” arrangement), and (f) each NEO has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive all payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the NEOs below may materially differ from the amounts set forth below. The payments and benefits described below are calculated based on, to the extent applicable, each NEO’s existing NexTier employment agreement and equity arrangements with NexTier and may include certain payments or benefits that are contingent upon services to be provided by such NEO to NexTier, but only as set forth under the terms and conditions of our arrangements with the NEOs. Accordingly, see “—Change in Control Payments and Benefits” above, for a description of the change in control payments and treatment of the NEOs’ equity awards.

The actual amounts payable to NexTier’s NEOs will depend on whether the NEO experiences a qualifying termination, the date of such termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below.

Change in Control Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Robert W. Drummond	8,800,000	41,161,443	89,266	50,050,709
Kenneth H. Pucheu	2,750,000	10,527,235	45,565	13,322,800
Kevin M. McDonald	3,850,000	9,820,000	80,798	13,750,798
Matthew R. Gillard	2,750,000	6,242,194	17,198	9,009,392
Oladipo Iluyomade	1,095,000	1,026,815	21,948	2,143,763

(1)

These amounts reflect the cash severance amounts payable under the NexTier employment agreements with each of Messrs. Drummond, Pucheu and McDonald and under the Leadership Severance Program for Messrs. Gillard and Iluyomade, in each case, as described under “ —Change in Control Payments and Benefits”. Details of the cash payments are shown in the following supplemental table:

Name	Cash Severance ($)(a)	Bonus ($)(b)	Cash Total ($)
Robert W. Drummond	7,425,000	1,375,000	8,800,000
Kenneth H. Pucheu	2,200,000	550,000	2,750,000
Kevin M. McDonald	3,300,000	550,000	3,850,000
Matthew R. Gillard	2,200,000	550,000	2,750,000
Oladipo Iluyomade	930,000	165,000	1,095,000

(a)

Reflects cash severance payments equal to two times (or three times for each of Messrs. Drummond and McDonald) the sum of (i) the NEO’s annual base salary, and (ii) target bonus for the year his termination occurs.

(b)	Reflects the target annual bonus payable to each NEO for the year of such NEO’s termination of employment.

(2)

These amounts reflect the value of stock options, time-based restricted stock units and “performance awards” (specifically, performance-based restricted stock units and performance-based unit awards), as described under “ —Treatment of NexTier Equity Awards in the Mergers” and “ —Change in Control Payments and Benefits”. The amount is based on a per share value of NexTier common stock of $8.69, which is the average closing price of a share of NexTier common stock over the first five business days following the first public announcement of the mergers. Details of the equity award payments are shown in the following supplemental table:

Name	Time-Based Restricted Stock Unit Awards($)(b)	Performance Awards ($)(c)	Equity Total ($)
Robert W. Drummond	8,636,941	32,524,502	41,161,443
Kenneth H. Pucheu (a)	2,256,959	8,270,276	10,527,235
Kevin M. McDonald (a)	2,071,228	7,748,772	9,820,000
Matthew R. Gillard	2,142,372	4,099,822	6,242,194
Oladipo Iluyomade	328,397	698,418	1,026,815

(a)

While Mr. Pucheu and Mr. McDonald respectively hold 7,837 and 60,835 NexTier stock options, all of these stock options are out-of-the-money at the assumed value per share of NexTier common stock on the completion of the mergers of $8.69; accordingly, no value is attributed to these stock options in the equity column of the table above.

(b)

Reflects each NEO’s unvested time-based restricted stock unit awards, which will become fully vested in the event of a termination of employment without Cause or for Good Reason following the occurrence of the mergers.

(c)

Reflects unvested performance awards at the “maximum” level performance (i.e., payout at 200% of the number of shares covered by such awards). Pursuant to the merger agreement, each such award will be converted into a time-based award covering a number of shares of Patterson-UTI common stock (assuming the performance-based vesting requirements applicable to such award were achieved at the level of actual performance attained through immediately prior to the effective time) and such actual performance results may be less than the maximum level performance. Each NEO’s unvested performance awards that convert into unvested time-based awards will become fully vested in the event of a termination of employment without Cause or for Good Reason following the occurrence of the mergers.

(3)

These amounts reflect benefits that are part of severance under the NexTier employment agreements with each of Messrs. Drummond, Pucheu and McDonald and under the Leadership Severance Program for Messrs. Gillard and Iluyomade, in each case, as described under “ —Change in Control Payments and Benefits”, which include a lump sum reimbursement of the cost of continuation of coverage of group health coverage for 36 months for Messrs. Drummond and McDonald and 18 months for Messrs. Pucheu, Gillard and Iluyomade. The amounts reported are based on the continuation of coverage of group health coverage and NEO benefits elections in effect as of July 14, 2023 and for Messrs. Drummond, Pucheu and McDonald, the PTO Payment. Details of the perquisites/benefits are shown in the following supplemental table:

Name	COBRA Payment ($)	PTO Payment ($)	Perquisites /Benefits Total ($)
Robert W. Drummond	51,595	37,671	89,266
Kenneth H. Pucheu	26,729	18,836	45,565
Kevin M. McDonald	61,962	18,836	80,798
Matthew R. Gillard	17,198	—	17,198
Oladipo Iluyomade	21,948	—	21,948

Share Ownership

As described under “The Merger Agreement—Terms of the Mergers; Merger Consideration,” executive officers and non-employee directors of NexTier who beneficially own shares of NexTier common stock will be entitled to receive the merger consideration in respect of each share of NexTier common stock beneficially owned by them.

Indemnification and Insurance

Patterson-UTI has agreed that it and the surviving company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, NexTier’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each present and former (determined as of the effective time) director and officer of NexTier or any of its subsidiaries or any person who prior to or at the effective time served at the request of NexTier or any of its subsidiaries as a director or officer of another person in which NexTier or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (each, an “indemnified party”, and collectively the “indemnified parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and (ii) actions to enforce the provision within the merger agreement or any other indemnification or advancement right of any indemnified party, and Patterson-UTI and the surviving company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, NexTier’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, NexTier will purchase (and pay in full the aggregate premium for) “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of NexTier’s existing directors’ and officers’ insurance policies, and (ii) NexTier’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time (the “tail period”) from one or more insurance carriers with the same or better credit rating as NexTier’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as the NexTier’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement).

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto now existing in favor of any indemnified party as provided in the organizational documents of NexTier and its subsidiaries or any indemnification agreement between such indemnified party and NexTier or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the merger and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

The indemnification, exculpation and insurance provisions in the merger agreement are for the benefit of and enforceable by each of the Indemnified Parties, who are third-party beneficiaries of such provisions. For additional information, please see “The Merger Agreement—Covenants— Indemnification; Directors’ and Officers’ Insurance.”

Interests of Patterson-UTI Directors and Executive Officers in the Mergers

In considering the recommendation of the Patterson-UTI board that stockholders vote “FOR” the Patterson-UTI merger proposals, Patterson-UTI stockholders should be aware that the executive officers and directors of Patterson-UTI have interests in the mergers that may be different from, or in addition to, those of Patterson-UTI stockholders generally.

These interests are described below. The Patterson-UTI board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement, and in recommending the approval of the Patterson-UTI merger proposals.

Patterson-UTI Non-Employee Director Restricted Stock Units

For purposes of the Patterson-UTI Energy, Inc. 2021 Long-Term Incentive Plan, as amended, the completion of the mergers will constitute a “change in control.” As a result, all time-based restricted stock units held by Patterson-UTI’s non-employee directors will become automatically vested upon the completion of the mergers.

The following table sets forth, for each Patterson-UTI non-employee director, the aggregate number of shares of Patterson-UTI common stock subject to time-based restricted stock units held by such non-employee director as of July 14, 2023.

Non-Employee Director Name	Number of Shares Subject to Outstanding Patterson-UTI Non-Employee Director Restricted Stock Unit Awards (#)
Curtis W. Huff	13,361
Tiffany (TJ) Thom Cepak	10,391
Michael W. Conlon	10,391
Terry H. Hunt	10,391
Cesar Jaime	10,391
Janeen S. Judah	10,391
Julie J. Robertson	10,391

Change in Control Payments and Benefits

For purposes of the agreements described below, the completion of the mergers will constitute a “change in control” as defined within the applicable documents.

Patterson-UTI has entered into an employment agreement with each of William Andrew Hendricks, Jr., C. Andrew Smith, James M. Holcomb and Seth D. Wexler (as each may be amended from time to time, the “Patterson-UTI employment agreements”), pursuant to which the executive officers may become eligible to receive severance benefits upon a qualifying termination of employment following the mergers. Under the Patterson-UTI employment agreements, if an executive officer terminates his employment for “good reason” (as defined in the applicable employment agreements) or if his employment is terminated by the surviving company without “cause” (as defined in the applicable employment agreements) (each, a “qualifying termination” for purposes of the Patterson-UTI employment agreements), and such termination occurs following the date on which the mergers occur, then such executive officer would be eligible to receive the following payments and/or benefits, subject to such executive officer’s timely execution and non-revocation of a full release of claims in favor of Patterson-UTI and its affiliates and subsidiaries no later than 50 days following the executive’s termination of employment:

•

a lump sum payment consisting of three times (in the case of Mr. Hendricks) or two and one-half times (in the case of Messrs. Smith, Holcomb and Wexler) the sum of (i) the executive’s base salary and (ii) the average annual cash bonus received by him for the three years prior to the date of termination, payable on the 60th day following the executive’s date of termination;

•	a pro-rated lump sum payment equal to the executive’s highest annual cash bonus for the last three years, payable on the 60th day following the executive’s date of termination;

•	36 months (in the case of Mr. Hendricks) or 30 months (in the case of Messrs. Smith, Holcomb and Wexler) of subsidized benefits continuation coverage; and

•

accelerated vesting of all outstanding equity, equity-based and long-term cash incentive awards, with performance-based equity, phantom equity and long-term cash incentive awards accelerated based on the target level of performance, in each case, on the 60th day following the executive’s termination.

Additionally, Patterson-UTI is party to a Change in Control Agreement with Kenneth N. Berns entered into in 2004 (as amended, the “Berns change in control agreement”), pursuant to which, if Mr. Berns terminates his employment for “good reason” (as defined in the Berns change in control agreement) or his employment is terminated by the surviving company without “cause” (as defined in the Berns change in control agreement), and such termination occurs following the date on which the mergers occur, then Mr. Berns would be eligible to receive the following payments and/or benefits:

•

a bonus payment equal to the highest bonus paid by Patterson-UTI to Mr. Berns after the Berns change in control agreement was entered into (prorated for the portion of the fiscal year preceding the termination date);

•

a payment equal to two times the sum of (i) the highest annual salary in effect for Mr. Berns and (ii) the average of the three annual bonuses earned by Mr. Berns for the three fiscal years preceding the termination date; and

•	continued coverage under Patterson-UTI’s welfare plans for up to two years.

To address a prior severance agreement between UTI Energy Corp. and Mr. Berns, Patterson-UTI has entered into a written letter agreement with Mr. Berns pursuant to which, if Mr. Berns’ employment is terminated for any reason (including a voluntary termination by Mr. Berns), Patterson-UTI will pay Mr. Berns an amount in cash equal to his annual base salary at the time of such termination. However, any payment made by Patterson-UTI pursuant to this letter agreement will reduce dollar for dollar any payment owed to Mr. Berns under the Berns change in control agreement.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) who exchange their eligible shares of NexTier common stock for shares of Patterson-UTI common stock (and cash in lieu of fractional shares of Patterson-UTI common stock, if any) pursuant to the first merger. The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial interpretations thereof and published rulings and other positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. holders that hold their NexTier common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the integrated mergers, nor does it describe any tax consequences of the integrated mergers arising under the laws of any state, local, or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to the income tax or the tax consequences of owning or disposing of Patterson-UTI common stock received in the integrated mergers. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their individual circumstances (including the impact of the Medicare surtax on certain net investment income) or to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	tax-exempt or governmental organizations;

•	dealers in securities or traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold NexTier common stock as part of a straddle, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons that purchased or sell their shares of NexTier common stock as part of a wash sale;

•	certain former citizens or long-term residents of the United States or persons whose functional currency is other than the U.S. dollar;

•	persons that are not U.S. holders;

•	persons who acquired their NexTier common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and

•

persons who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the integrated mergers) 5% or more of the shares of NexTier common stock.

THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO A NEXTIER STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN PATTERSON-UTI’S OR NEXTIER’S CONTROL. ALL NEXTIER STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

U.S. Holder Defined

For purposes of this discussion, a “U.S. holder” is a beneficial owner of NexTier common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds NexTier common stock the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds NexTier common stock you should consult your tax advisor regarding the tax consequences to you of the integrated mergers.

Treatment of the Integrated Mergers

Assuming that the integrated mergers are completed as currently contemplated, Patterson-UTI and NexTier intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to NexTier’s obligation to complete the integrated mergers that it receive an opinion from Kirkland & Ellis LLP, counsel to NexTier, or Patterson-UTI’s counsel, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This condition is waivable, and Patterson-UTI and NexTier undertake to recirculate this joint proxy statement/prospectus or circulate a supplement to this joint proxy statement/prospectus and resolicit stockholders if this condition is waived and the change in tax consequences is material. The opinion described above will be based on representations from each of Patterson-UTI and NexTier and on customary factual assumptions, as well as certain covenants and undertakings by Patterson-UTI and NexTier. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected and the U.S. federal income tax consequences of the integrated mergers could differ materially from those described below. In addition, the opinion will not be binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusion reflected in the opinion or that a court will not sustain such a challenge. Patterson-UTI and NexTier have not requested, and do not intend to request, any ruling from the IRS with respect to the tax consequences of the integrated mergers. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following discussion, as it relates to the U.S. holders, assumes the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Integrated Mergers to U.S. Holders

Assuming that the integrated mergers, taken together, are treated as described above in “—Treatment of the Integrated Mergers”, the material U.S. federal income tax consequences of the integrated mergers to U.S. holders will be as follows:

•	a U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of eligible shares of NexTier common stock for shares of Patterson-UTI common stock pursuant to the integrated mergers, except with respect to any cash received in lieu of fractional shares of Patterson-UTI common stock (as discussed below);

•

the aggregate tax basis of the shares of Patterson-UTI common stock received by a U.S. holder in the integrated mergers (including any fractional share of Patterson-UTI common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s eligible shares of NexTier common stock exchanged for such Patterson-UTI common stock; and

•

the holding period of a U.S. holder in the Patterson-UTI common stock received in exchange for eligible shares of NexTier common stock (including any fractional share of Patterson-UTI common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the NexTier common stock exchanged for such Patterson-UTI common stock.

If a U.S. holder acquired different blocks of NexTier common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of Patterson-UTI common stock may be determined separately with reference to each block of NexTier common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of Patterson-UTI common stock received in the integrated mergers.

A U.S. holder who receives cash in lieu of fractional shares of Patterson-UTI common stock generally will be treated as having received such fractional share pursuant to the integrated mergers and then as having sold such fractional share of Patterson-UTI common stock for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in its NexTier common stock surrendered that is allocated to such fractional share of Patterson-UTI common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Patterson-UTI common stock deemed to be received exceeds one year at the effective time of the first merger. The deductibility of capital losses is subject to limitation.

NEXTIER STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the integrated mergers. Further, the consideration payable to U.S. holders in connection with the integrated mergers may be subject to deduction or withholding as required under applicable law. A U.S. holder may be subject to U.S. backup withholding on any cash payments made pursuant to the integrated mergers unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. ALL NEXTIER STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES

OF THE INTEGRATED MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Accounting Treatment of the Mergers

Patterson-UTI prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination, using the acquisition method of accounting with Patterson-UTI being considered the acquirer of NexTier for accounting purposes. This means that Patterson-UTI will record all assets acquired and liabilities assumed from NexTier at their acquisition date fair values at the effective date of the mergers.

As part of the mergers, Patterson-UTI management has determined Patterson-UTI to be the accounting acquirer of both NexTier and Ulterra for the following reasons:

•	Patterson-UTI will be issuing purchase consideration for both the mergers and the Ulterra acquisition in the form of equity or cash consideration;

•

The proposed ownership following completion of the mergers and the Ulterra acquisition is expected to comprise 59% Patterson-UTI stockholders and 41% NexTier stockholders, which would give voting control to the Patterson-UTI shareholder group;

•	The proposed composition of the combined company board will consist of 11 total members, including six Patterson-UTI directors and five NexTier directors;

•

Andy Hendricks, President and Chief Executive Officer (“CEO”) of Patterson-UTI, will continue to serve as president and CEO of the combined company, and Curtis Huff, Patterson-UTI’s Chairman of the Board, will continue in such role;

•	The combined company will be named Patterson-UTI Energy, Inc., and its ticker symbol will be the same as Patterson-UTI’s current ticker symbol; and

•	Patterson-UTI’s existing corporate headquarters will be the corporate headquarters of the combined company.

Regulatory Approvals

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. Patterson-UTI and NexTier each filed an HSR Act notification with the FTC and the DOJ on June 27, 2023. The 30-day waiting period under the HSR Act with respect to the mergers expired at 11:59 p.m., Eastern time, on July 27, 2023.

At any time before or after consummation of the mergers, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Patterson-UTI or NexTier or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

Patterson-UTI has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, with the SEC under the Securities Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Patterson-UTI common stock issuable upon the effective time will be registered with the SEC.

Nasdaq

In addition, the completion of the mergers is subject to approval for listing of the shares of Patterson-UTI common stock to be issued in the mergers, subject to official notice of issuance.

Treatment of NexTier Indebtedness

The completion of the mergers will constitute a change of control under NexTier’s asset-based revolving credit facility and term loan facility (each, a “NexTier debt facility” and collectively, the “NexTier debt facilities”). As a result, at the direction of the lenders holding a majority of the loans and/or commitments (as applicable) under each NexTier debt facility, the commitments under each such NexTier debt facility, as applicable, may be terminated and the outstanding balance under each such applicable NexTier debt facility may be accelerated and become due and payable by NexTier in connection with the completion of the mergers.

As of March 31, 2023, NexTier had no outstanding principal amounts under its revolving credit facility and $333.4 million aggregate principal amount outstanding under its term loan facility. The amount of indebtedness under the NexTier debt facilities at the effective time of the mergers may be significantly more or less than the amounts listed above. In connection with the consummation of the mergers, NexTier will fully repay the outstanding borrowings and terminate all outstanding commitments under the NexTier debt facilities.

For a description of the NexTier debt facilities, see NexTier’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Listing of Patterson-UTI common stock; Delisting and Deregistration of NexTier common stock

It is a condition to the consummation of the mergers that the shares of Patterson-UTI common stock issuable to NexTier stockholders in the mergers be approved for listing on the Nasdaq, subject to official notice of issuance.

Shares of NexTier common stock currently trade on the NYSE under the stock symbol “NEX”. When the mergers are completed, the NexTier common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Appraisal Rights or Dissenters’ Rights

The stockholders of Patterson-UTI and NexTier are not entitled to appraisal rights or dissenters’ rights in connection with the mergers.

THE MERGER AGREEMENT

The following description sets forth the principal terms of the merger agreement, a composite copy of which is attached as Annex A and incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Patterson-UTI nor NexTier intends that the merger agreement be a source of business or operational information about Patterson-UTI or NexTier. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Patterson-UTI and NexTier make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Patterson-UTI and NexTier contained in this joint proxy statement/prospectus or in the public reports of Patterson-UTI and NexTier filed with the SEC may supplement, update or modify the factual disclosures about Patterson-UTI and NexTier contained in the Merger Agreement. The representations, warranties and covenants made in the merger agreement by Patterson-UTI and NexTier were qualified and subject to important limitations agreed to by Patterson-UTI and NexTier in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, and were not intended by the parties to the merger agreement to be a characterization of the actual state of facts or condition of Patterson-UTI or NexTier, except as expressly stated in the merger agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Patterson-UTI and NexTier each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus or in the respective public filings made by Patterson-UTI and NexTier with the SEC.

Additional information about Patterson-UTI and NexTier may be found elsewhere in this joint proxy statement/prospectus and in the public filings Patterson-UTI and NexTier make with the SEC. Please see “Where You Can Find More Information.”

Structure of the Merger

The merger agreement provides that NexTier, through a series of mergers, will become a wholly owned subsidiary of Patterson-UTI. Under the terms of, and subject to the conditions set forth in, the merger agreement, (i) Merger Sub Inc. will merge with and into NexTier, with NexTier continuing as the surviving corporation, and (ii) immediately following the first merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity.

Completion and Effectiveness of the Merger

The closing of the mergers is expected to take place on the second business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the mergers set forth in the merger agreement (other than those conditions that by their nature must be satisfied or waived (to the extent permissible) at the closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived (to the extent permissible) in accordance with the merger agreement or on such other date as Patterson-UTI and NexTier may mutually agree in writing.

Upon the terms and subject to the provisions of the merger agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), as applicable, as soon as practicable on the closing date, the applicable parties will (i) file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, to effect the first merger, and (ii) file a certificate of merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the second merger, effective one minute after the effectiveness of the first merger.

Patterson-UTI and NexTier are working to complete the merger prior to the outside date of March 14, 2024 (subject to extension in certain circumstances to June 12, 2024 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the mergers being completed at a different time, or not at all.

Merger Consideration

At the effective time, by virtue of the first merger and without any action on the part of the parties or any holder thereof, subject to certain exceptions, each share of NexTier common stock issued and outstanding immediately prior to the effective time (including each NexTier restricted stock award, but excluding NexTier excluded shares) will be converted into the right to receive 0.7520 shares of Patterson-UTI common stock. At the effective time, each share of NexTier common stock held in treasury by NexTier or owned directly or indirectly by Patterson-UTI, Merger Sub Inc. or Merger Sub LLC (the “NexTier excluded shares”) will be automatically cancelled and will cease to exist, and no consideration will be paid or delivered in exchange therefor.

Patterson-UTI will not issue any shares representing fractional shares of Patterson-UTI common stock in the mergers. All fractional shares of Patterson-UTI common stock that a NexTier stockholder would be entitled to receive pursuant to the merger agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional shares, equal to the product (rounded to the nearest whole cent) of (i) the amount of such fractional share interest in a share of Patterson-UTI common stock to which such holder would be entitled pursuant to the merger agreement and (ii) an amount equal to the average daily volume weighted average price per share of Patterson-UTI common stock on the Nasdaq calculated for the ten consecutive trading days ending on the second full trading day immediately prior to the closing date.

Treatment of NexTier Equity-Based Awards

Prior to the effective time, NexTier and Patterson-UTI will take, or cause to be taken, all actions necessary to provide for the following treatment of NexTier equity awards:

NexTier Stock Option Awards: Each NexTier stock option award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions as were applicable to such award as of immediately prior to the effective time, into an option to purchase a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share of Patterson-UTI common stock (rounded up to the nearest whole cent) equal to (1) the exercise price per share of NexTier common stock of such award immediately prior to the effective time, divided by (2) the exchange ratio.

NexTier Time-Based Restricted Stock Unit Awards: Each NexTier time-based restricted stock unit award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including forfeiture conditions, including vesting under any retirement programs, and dividend equivalent rights) as were applicable to such award as of immediately prior to the effective time, into an award covering a number of shares of Patterson-UTI common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award and (b) the exchange ratio.

NexTier Performance-Based Restricted Stock Unit Awards and Performance-Based Unit Awards: Each NexTier performance-based restricted stock unit award and performance-based unit award that is outstanding immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting through the time-vesting date as set forth in the applicable award agreement, vesting under any retirement programs, and dividend equivalent rights, but excluding any continued performance-based vesting requirements) as were applicable to such award as of immediately prior to the effective time, into an award covering (or, with respect to performance-based unit awards, with a settlement value (as defined in the applicable award agreement pursuant to which the performance-based unit award was granted) determined by reference to) a number of shares of Patterson-UTI common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of NexTier common stock subject to such award (assuming the performance-based vesting requirements applicable to such award were achieved at the level of actual performance attained through immediately prior to the effective time) and (b) the exchange ratio.

Governance

Prior to the effective time, the parties will take all actions necessary to cause, effective as of the effective time, the number of directors constituting the combined company board to be 11 members, comprised of six Patterson-UTI designees (at least five of whom will be independent), which will include the Chief Executive Officer of Patterson-UTI as of immediately prior to the effective time, and five NexTier designees (at least four of whom will be independent), which will include the President and Chief Executive Officer of NexTier as of immediately prior to the effective time.

The Chairman of the Patterson-UTI board as of immediately prior to the effective time will serve as Chairman of the combined company board. The President and Chief Executive Officer of NexTier as of immediately prior to the effective time will serve as Vice Chairman of the combined company board. At the first two annual meetings following the effective time, the combined company board will re-nominate each Patterson-UTI and NexTier designee then serving on the combined company board for re-election by stockholders, subject to certain exceptions. In addition, at the effective time and for two years thereafter, (i) the Nominating and Corporate Governance Committee will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the combined company board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the Chairman, Vice Chairman and Chief Executive Officer.

At the effective time, William A. Hendricks, Jr. will be appointed to serve as the chief executive officer of the combined company, C. Andrew Smith will be appointed to serve as the chief financial officer of the combined company, Kenneth Pucheu will be appointed to serve as the chief integration officer of the combined company, and Matthew Gillard will be appointed to serve as the head of the completions business unit of the combined company.

In addition, the merger agreement provides that, as of the effective time, the principal executive offices and headquarters of the combined company will be Patterson-UTI’s existing principal executive offices and headquarters in Houston, Texas and that the name and ticker symbol of the combined company will be the name and ticker symbol of Patterson-UTI as of the date of the merger agreement.

Exchange of Shares

Exchange Agent

Patterson-UTI will deposit or cause to be deposited with an exchange agent selected by Patterson-UTI and reasonably acceptable to NexTier, for the benefit of the holders of NexTier common stock, (i) at or prior to the effective time aggregate number of shares of Patterson-UTI common stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Patterson-UTI common stock required to be delivered pursuant to the terms of the merger agreement and (ii) as promptly as reasonably practicable following the effective time, an aggregate amount of cash in U.S. dollars sufficient for the exchange agent to deliver the amounts required to be delivered in respect of shares of NexTier common stock eligible to receive the merger consideration pursuant to the terms of the merger agreement.

Exchange Procedures

With respect to certificates formerly representing shares of NexTier common stock, as promptly as reasonably practicable (but in any event within five business days) after the effective time, Patterson-UTI will cause the exchange agent to mail to each holder of record of each such certificate (i) a letter of transmittal in customary form, and (ii) instructions for surrendering such certificate in exchange for the aggregate merger consideration payable in respect thereof to the exchange agent.

Upon surrender to the exchange agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the holder of such certificate will be entitled to receive as promptly as practicable (but in any event within five business days) (i) a statement reflecting the number of whole shares of Patterson-UTI common stock, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder and (ii) a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) that such holder has the right to receive pursuant to the merger agreement. Any certificate so surrendered will be cancelled by the exchange agent.

With respect to shares of NexTier common stock held in book-entry form not held through DTC, as promptly as reasonably practicable (but in any event within three business days) after the effective time, Patterson-UTI will cause the exchange agent to mail to each holder of record of any such share (i) a letter of transmittal in customary form, and (ii) instructions for transferring such book-entry shares in exchange for the aggregate merger consideration payable in respect thereof to the exchange agent.

Upon surrender to the exchange agent of book-entry shares not held through DTC in accordance with the terms of the letter of transmittal and accompanying instructions, Patterson-UTI will cause the exchange agent to pay and deliver to each holder of such book-entry shares not held through DTC, as promptly as reasonably practicable (but in any event within five business days) after the effective time a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in the merger agreement) that such holder has the right to receive pursuant to the merger agreement.

With respect to shares of NexTier common stock held in book-entry form held through DTC, NexTier and Patterson-UTI will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as practicable after the effective time, upon surrender of shares of NexTier common stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the aggregate merger consideration issuable and payable in respect thereof that such holder has the right to receive pursuant to the merger agreement.

No interest will be paid or accrued on any amount payable for shares of NexTier common stock pursuant to the merger agreement.

From and after the effective time, there will be no transfers on the stock transfer books of NexTier of the shares of NexTier common stock that were outstanding immediately prior to the effective time. From and after the effective time, the holders of certificates formerly representing shares NexTier common stock or shares of NexTier common stock held in book-entry form will cease to have any rights with respect to such shares of NexTier common stock except as otherwise provided in the merger agreement or by applicable law. If, after the effective time, certificates are presented to Patterson-UTI for any reason, they will be cancelled and exchanged as provided in the merger agreement.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed as of the date that is 12 months after the effective time will be delivered to Patterson-UTI. Any holder of shares of NexTier common stock who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to Patterson-UTI for delivery of the merger consideration that such holder has the right to receive pursuant to the merger agreement.

None of Patterson-UTI, NexTier or the exchange agent will be liable to any person in respect of any portion of the merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate formerly representing shares of NexTier common stock or shares of NexTier common stock held in book-entry form has not been surrendered prior to two years after the effective time, or immediately prior to such earlier date on which any merger consideration would otherwise escheat to or become property of any governmental entity, any such cash will, to the extent permitted by applicable law, become the property of Patterson-UTI, free and clear of all claims or interests of any person previously entitled thereto.

Lost, Stolen or Destroyed Share Certificates

If any certificate formerly representing shares of NexTier common stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the merger consideration payable or issuable pursuant to the merger agreement, as if such lost, stolen or destroyed certificate had been surrendered.

Withholding Rights

Each of Patterson-UTI, Merger Sub Inc., Merger Sub LLC, NexTier and the exchange agent, and any other withholding agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of NexTier common stock and NexTier equity awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. tax law.

Adjustments to Prevent Dilution

If, from the date of the merger agreement to the effective time, the issued and outstanding shares of NexTier common stock or securities convertible or exchangeable into or exercisable for shares of NexTier common stock or the issued and outstanding shares of Patterson-UTI common stock or securities convertible or exchangeable into or exercisable for shares of Patterson-UTI common stock have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period has been declared, then the merger consideration will be equitably adjusted to provide the holders of shares of NexTier common stock and Patterson-UTI common stock the same economic effect as contemplated by the merger agreement prior to such event.

Representations and Warranties

The merger agreement contains representations and warranties made by Patterson-UTI to NexTier and by NexTier to Patterson-UTI. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to Patterson-UTI by NexTier, in the case of representations and warranties made by NexTier, to NexTier by Patterson-UTI, in the case of representations and warranties made by Patterson-UTI, as well as the reports of Patterson-UTI and NexTier filed with or furnished to the SEC during the period from January 1, 2021 through the day prior to the date of the merger agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).

In the merger agreement, each of Patterson-UTI and NexTier have, respectively, made representations and warranties to the other party regarding:

•	organization, good standing and qualification to do business;

•	subsidiaries;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;

•

the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the mergers and the other transactions contemplated by the merger agreement;

•

the absence of violations of, or conflicts with, such party or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the mergers and the other transactions contemplated by the merger agreement;

•

the proper filing of reports with the SEC since January 1, 2021, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	the compliance with GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings;

•	conduct of business in the ordinary course from December 31, 2022 through June 14, 2023 (the date of the merger agreement);

•	the absence of any effect that would be reasonably expected to have a material adverse effect on such party since December 31, 2022;

•	the absence of certain litigation and governmental orders;

•	the absence of certain undisclosed liabilities;

•	employee benefits matters, including matters related to employee benefit plans;

•	labor matters;

•	compliance with certain laws and regulations and such party’s licenses;

•	inapplicability to the mergers of state takeover statutes and anti-takeover and poison pill provisions in such party’s organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	insurance;

•	certain material contracts;

•	title to and interests in, and the operating condition of, such party’s assets;

•	real property;

•	the absence of affiliate transactions;

•	the information supplied in connection with this joint proxy statement/prospectus or the Patterson-UTI registration statement;

•	the absence of other representations and warranties;

•	capital structure;

•	recommendations and fairness opinions;

•	voting requirements; and

•	brokers and finders.

In the merger agreement, Patterson-UTI has made representations and warranties to NexTier regarding:

•	organization, good standing and qualification to do business of Merger Sub Inc. and Merger Sub LLC;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement of Merger Sub Inc. and Merger Sub LLC; and

•	no activities or liabilities of Merger Sub Inc. and Merger Sub LLC.

For purposes of the merger agreement, a “material adverse effect” means any effect that (i) is materially adverse to the business, condition (financial or otherwise) or results of operations of a party and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the ability of a party to consummate the transactions contemplated by the merger agreement; except that for purposes of the foregoing clause (i) only, none of the following, alone or in combination, will be deemed to constitute a material adverse effect, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•

effects generally affecting the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or political, regulatory or business conditions in any jurisdiction in which such party or any of its subsidiaries has material operations or where any of such party’s or any of its subsidiaries’ products or services are sold;

•

effects that are the result of factors generally affecting the oil and gas services industry, including changes in or effects generally affecting the prices or supply and demand of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such party and its subsidiaries operate;

•

any loss of, or adverse effect in, the relationship of such party or any of its subsidiaries, contractual or otherwise, with customers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the transactions contemplated by the merger agreement (except that this exception does not apply to the representations and warranties regarding the execution of the merger agreement violating organizational documents, contracts or laws);

•

the performance by such party of its obligations to the extent expressly required under the merger agreement (except that this exception does not apply to the representations and warranties regarding the execution of the merger agreement violating organizational documents, contracts, laws or governmental filings);

•

any action taken (or not taken) by such party or any of its subsidiaries at the written request of the other party, which action taken (or not taken) is not required under the terms of the merger agreement;

•

changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the merger agreement;

•

any failure, in and of itself, by such party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; except that this exception will not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exception described in the merger agreement);

•

any effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak or worsening of illness, pandemic or other public health event or any other force majeure event, whether or not caused by any person; or

•

a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such party common stock on the NYSE or the Nasdaq, as applicable, or any ratings downgrade or change in ratings outlook for such party or any of its subsidiaries; except that this exception will not prevent or otherwise affect a determination that any effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exceptions described in the merger agreement).

Notwithstanding the exceptions listed above, with respect to the first, second, sixth and eighth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent such effect disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which such party and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a material adverse effect has occurred.

Covenants

Conduct of Business Prior to the Effective Time

Each of Patterson-UTI and NexTier has agreed as to itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (except as approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed)), except as may be required by applicable law, as otherwise expressly contemplated by the merger agreement or as set forth in such party’s disclosure letter, each party and its subsidiaries will use their commercially reasonable efforts to conduct its business in all material respects in the ordinary course and, to the extent consistent therewith, each party and its subsidiaries will use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, creditors, lessors, service providers and business associates and keep available the services of its and its subsidiaries’ present service providers and agents.

From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated by the merger agreement, required by applicable law, approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in a party’s disclosure letter, each party has agreed not to and to cause its subsidiaries not to:

•

make or propose any change to its organizational documents or, except for amendments that would both not materially restrict the operations of its businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the transactions contemplated by the merger agreement, the organizational documents of any of its subsidiaries;

•

except for any such transactions among its direct or indirect wholly owned subsidiaries, (i) merge or consolidate itself or any of its subsidiaries with any other person, or (ii) restructure, reorganize or completely or partially liquidate;

•

acquire assets from any other person (i) with a fair market value or purchase price in excess of $10 million in the aggregate in any transaction or series of related transactions (including incurring any indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (ii) that would reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the mergers or other transactions contemplated by the merger agreement, other than, in the case of the foregoing clause (i), acquisitions in the ordinary course of inventory and other parts and accessories necessary for the ongoing operation of the business of such party and its subsidiaries, acquisitions in order to maintain and sustain such party’s and its subsidiaries’ rigs and equipment in the ordinary course, acquisitions pursuant to material contracts as in effect on the date of the merger agreement and transactions among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the same, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or of any of its subsidiaries (other than encumbrances that are required by or automatically effected by NexTier’s credit agreements, which will be released at or prior to the closing, or the issuance of shares (i) by its direct or indirect wholly owned subsidiary to it or another of its direct or indirect wholly owned subsidiaries, (ii) in respect of equity-based awards outstanding as of the date of the merger agreement, or (iii) granted in accordance with the terms of the merger agreement with respect to employee compensation and benefits, in the case of (ii) and (iii), in accordance with their terms and, as applicable, the plan documents as in effect on the date of the merger agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•

create or incur any encumbrance (other than certain permitted encumbrances) over any material portion of such party’s and its subsidiaries’ consolidated properties and assets that is not incurred in the ordinary course on any of its assets or any of its subsidiaries, except for encumbrances (i) that are required by or automatically effected by contracts in place as of the date of the merger agreement, (ii) that do not materially detract from the value of such assets or (iii) that do not materially impair the operations of such party or any of its subsidiaries;

•

make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from such party and any of its direct or indirect wholly owned subsidiaries, as applicable, or in accordance with the merger agreement) in excess of $1 million individually or $2 million in the aggregate;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary) or modify in any material respects its dividend policy;

•

reclassify, split, combine, subdivide or redeem, purchase (through such party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to:

•	the capital stock or other equity interests of a direct or indirect wholly owned subsidiary of such party; or

•

the acquisition of shares of such party’s common stock tendered by service providers in connection with a cashless exercise of such party’s stock options outstanding as of the date of the merger agreement or in order to pay taxes in connection with the exercise or vesting of such party’s equity awards outstanding as of the date of the merger agreement or granted in accordance with the terms of the merger agreement with respect to employee compensation and benefits, pursuant to the terms of the such party’s stock plan and the applicable award agreement, in the ordinary course;

•	make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure:

•	not in excess of $100 million in the aggregate during any consecutive 12-month period (other than capital expenditures within the thresholds set forth in such party’s disclosure letter);

•

not in excess of $25 million (net of insurance proceeds) in the aggregate that such party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property;

•	paid by any direct or indirect wholly owned subsidiary to such party or to any other direct or indirect wholly owned subsidiary of such party; or

•

in response to any unanticipated and subsequently discovered events, occurrences or developments (except that such party will use its reasonable best efforts to consult with the other party prior to making or agreeing to any such capital expenditure);

•

enter into any contract that would have been a material contract had it been entered into prior to the merger agreement, adversely amend, modify or supplement in any material respect or waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, any material right or interest pursuant to or in any material contract other than (i) expirations and renewals of any such contract in the ordinary course in accordance with the terms of such contract, subject to certain exceptions, (ii) non-exclusive licenses under intellectual property owned by such party and its subsidiaries, granted to customers in the ordinary course, or (iii) any agreement among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

other than in the ordinary course or with respect to amounts that are not material to such party and its subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its subsidiaries or waive any rights held by it or any of its subsidiaries except debts or claims among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

settle or compromise, or offer or propose to settle or compromise any material proceeding, including before a governmental entity, except in accordance with the parameters set forth in such party’s disclosure letter, except that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such party and its subsidiaries or affiliates;

•	amend any material financial accounting policies or procedures, except as required by changes to GAAP;

•

make, change or revoke any material election with respect to taxes or tax matters, change any material tax accounting method or period, enter into any material closing agreement with respect to taxes, enter into any material tax sharing, allocation or indemnification agreement or arrangement, settle, compromise or otherwise finally resolve any material tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of taxes, change its tax residency, or fail to file when due (taking into account any available extensions that do not result in the imposition of a penalty) any material tax return;

•

transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its subsidiaries, taken as a whole, including capital stock of any of its subsidiaries, except in connection with (i) sales of or non-exclusive licenses of the foregoing provided to customers in the ordinary course, (ii) sales of obsolete assets, (iii) sales, leases, non-exclusive licenses or other dispositions of assets (not including services or sales of inventory in the ordinary course of business) with a fair market value not in excess of $10 million in the aggregate other than pursuant to material contracts in effect prior to the date of the merger agreement, or entered into after the date of the merger agreement in accordance with the merger agreement and (iv) sales among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

except as required by the terms of any benefit plan as in effect on the date of the merger agreement, as expressly permitted under the merger agreement or as required by applicable law, increase or change the compensation or benefits payable to any service provider other than in the ordinary course of business; provided, that, notwithstanding the foregoing, the parties may not:

•	grant any new long-term incentive or equity-based awards or amend or modify the terms of any outstanding awards under any NexTier benefit plan or Patterson-UTI benefit plan, as applicable;

•	grant any retention or transaction bonuses;

•

increase or change the compensation or benefits payable to any executive officer (other than changes in health and welfare benefits (other than severance plans) that are generally applicable to all salaried service providers in the ordinary course of business);

•

terminate, enter into, amend, modify or renew any material benefit plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a material benefit plan if it were in existence as of the date of the merger agreement;

•	accelerate the vesting of any compensation for the benefit of any service provider;

•	increase or change the severance terms applicable to any service provider;

•	take any action to fund or secure the payment of any amounts under any benefit plan;

•

other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any benefit plan, or increase or accelerate the funding or contribution obligations under any benefit plan, or increase or accelerate the funding rate in respect of any benefit plan; or

•	terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided, that, to the extent that a party intends to hire an individual to replace an executive officer of such party, such party will first consult in good faith with the other party prior to, and with respect to, the hiring of such individual;

•

recognize any labor union, works council, or other labor organization or employee representative as the representative of any of the employees of such party or its subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other labor-related contract with a labor union, works council, or other labor organization or employee representative;

•	incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such indebtedness, except for:

•

indebtedness for borrowed money incurred in the ordinary course under such party’s revolving credit facilities and other lines of credit (including equipment loans) existing as of the date of the merger agreement;

•	guarantees by such party or any direct or indirect wholly owned subsidiary of such party of indebtedness of such party or any other direct or indirect wholly owned subsidiary of such party;

•

indebtedness incurred in connection with a refinancing or replacement of existing indebtedness (but in all cases which refinancing or replacement must not increase the aggregate amount of indebtedness, plus fees, expenses, premium and accrued and unpaid interest in respect of the indebtedness being refinanced or replaced, permitted to be outstanding thereunder and in each case on customary commercial terms;

•	indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course;

•

interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts not entered for speculative purposes and entered into in the ordinary course and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement; or

•	indebtedness incurred among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

convene any special meeting (or any adjournment or postponement thereof) of such party’s stockholders other than the NexTier special meeting and Patterson-UTI special meeting as described in this joint proxy statement/prospectus; or

•	fail to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

•	agree or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Except as expressly permitted by the merger agreement, each of Patterson-UTI and NexTier will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and their respective subsidiaries’ directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives (collectively, “representatives”) not to, directly or indirectly:

•

initiate, solicit, propose, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal;

•

engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any acquisition proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an acquisition proposal (other than to state that the terms of the merger agreement prohibit such discussions or negotiations);

•

provide any nonpublic information or afford access to its properties, assets, personnel, books or records to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an acquisition proposal;

•

otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an acquisition proposal;

•

waive or release any person from, forebear in the enforcement of, or amend or terminate any standstill agreement or any standstill provisions of any other contract, provided that if NexTier (acting at the direction of the NexTier board) or Patterson-UTI (acting at the direction of the Patterson-UTI board) as applicable, determines in good faith after consultation with such party’s outside legal counsel that the failure to waive a particular standstill provision would be inconsistent with the relevant directors’ fiduciary duties under applicable law, then such party may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an acquisition proposal; or

•

resolve, agree or publicly propose to, or permit the relevant party, any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the actions referred to above.

An “acquisition proposal” means:

•

any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving a party or any of its subsidiaries and involving, directly or indirectly, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries of such party); or

•

any acquisition by any person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of a party or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries) of such party in each case of this bullet and the preceding bullet, other than the mergers and the other transactions contemplated by the merger agreement, except that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a regulatory remedy, in accordance with the merger agreement will not be deemed an acquisition proposal.

Notwithstanding the restrictions described above, prior to, but not after, the time the Patterson-UTI required vote or the NexTier required vote is obtained, as applicable, in response to an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the above obligations, Patterson-UTI (acting at the direction of the Patterson-UTI board) or NexTier (acting at the direction of the NexTier board), as applicable, may:

•

provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such acquisition proposal only if such information has previously been made available to, or is made available to the other party prior to or substantially concurrently with the time such information is made available (and in any event within 24 hours) to the person who made such acquisition proposal and, prior to furnishing any such information, such party receives from the person making such acquisition proposal an executed confidentiality agreement containing terms that are substantially similar to, and generally not less restrictive to the person who made such acquisition proposal than the terms in a confidentiality agreement with Patterson-UTI or NexTier, as applicable (provided that such confidentiality agreement need not include any “standstill”

terms), and which confidentiality agreement does not prohibit compliance by either of Patterson-UTI or NexTier, as applicable, with this bullet point and will be provided to the other party promptly following its execution; and

•	participate in any discussions or negotiations with any such person regarding such acquisition proposal,

in each case if, and only if, prior to taking any such action, the Patterson-UTI board or the NexTier board, as applicable, determines in good faith after consultation with its outside legal counsel that based on the information then available and after consultation with its financial advisor (i) such acquisition proposal either constitutes a superior proposal (as defined in “—Covenants—No Solicitation of Acquisition Proposals”) or could reasonably be expected to result in a superior proposal and (ii) failure to engage in such activities would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law.

A “superior proposal” means an unsolicited, bona fide written acquisition proposal (except that the references in the definition thereof to “20% or more” will be deemed to be references to “50% or more”) made after the date of the merger agreement that the Patterson-UTI board or the NexTier board, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor:

•

would result in a transaction more favorable (including, without limitation, from a financial point of view) to such party’s stockholders than the mergers and the other transactions contemplated by the merger agreement; and

•	is reasonably likely to be consummated on the terms proposed,

in each case of the preceding two bullets, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of and any prior dealings with the person or persons making the proposal and any other aspects considered relevant by the Patterson-UTI board or the NexTier board, as applicable, including any revisions to the terms of the merger agreement proposed by Patterson-UTI or NexTier, as applicable, pursuant to the terms of the merger agreement.

Notice Regarding Acquisition Proposals

Each of Patterson-UTI and NexTier must promptly (and, in any event, within 24 hours) give written notice to the other party if (i) any inquiries, proposals or offers with respect to an acquisition proposal are received by, (ii) any information is requested in connection with any acquisition proposal from, or (iii) any discussions or negotiations with respect to an acquisition proposal are sought to be initiated or continued with, it, its subsidiaries or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and must then keep the other party reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments or modifications, which, for the avoidance of doubt, will include (among other things) any changes to the form or amount of consideration) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

No Change of Recommendation

Each of Patterson-UTI and NexTier has agreed that, except as otherwise set forth in the merger agreement, the Patterson-UTI board or the NexTier board, as applicable, including any committee thereof, will not:

•

withhold, withdraw, amend, qualify or modify (or publicly propose or resolve to withhold, withdraw, amend, qualify or modify) the recommendation to the holders of shares of such party’s common stock to vote in favor of the adoption of the merger agreement or the approval of the Patterson-UTI merger proposals pursuant to the merger agreement in a manner adverse to Patterson-UTI or NexTier, as applicable;

•	fail to include the Patterson-UTI recommendation or the NexTier recommendation in this joint proxy statement/prospectus;

•

fail to recommend against (x) acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of such party’s common stock, or (y) any acquisition proposal that is publicly announced, in each case, within ten business days after the commencement of such tender or exchange offer or public announcement of such acquisition proposal (or, if earlier, prior to the Patterson-UTI special meeting or NexTier special meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by such party’s board of directors in respect of the acceptance of any such tender offer or exchange offer or acquisition proposal as of the end of such period will constitute a failure to recommend against acceptance of any such offer or acquisition proposal);

•

approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any acquisition proposal or letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement permitted as discussed above in “—Covenants—No Solicitation of Acquisition Proposals”) constituting or relating to any acquisition proposal (an “alternative acquisition agreement” and any action described in this bullet or the preceding three bullets, a “change of recommendation”); or

•	cause or permit such party to enter into an alternative acquisition agreement.

Permitted Change of Recommendation—Superior Proposal

Prior to, but not after, the time the Patterson-UTI required vote or the NexTier required vote is obtained, as applicable, the NexTier board or the Patterson-UTI board, as applicable, may effect a change of recommendation if an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by a party and is not withdrawn, and the NexTier board or the Patterson-UTI board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that (i) such acquisition proposal constitutes a superior proposal and (ii) failure to consider such acquisition proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, and:

•

such party has given the other party written notice of such action at least four business days in advance, which notice sets forth in writing that the NexTier board or the Patterson-UTI board, as applicable, received a bona fide acquisition proposal that has not been withdrawn, concluded in good faith that such acquisition proposal constitutes a superior proposal and intends to effect a change of recommendation and complies in form, substance and delivery with the terms of the merger agreement (a “board recommendation notice”);

•

after giving such board recommendation notice, and shall use its reasonable best efforts to cause its representatives to negotiate, and prior to making a change of recommendation, such party negotiates in good faith with the other party (to the extent the other party wishes to negotiate), to make such revisions to the terms of the merger agreement as would cause such acquisition proposal to cease to be a superior proposal; and

•

at the end of the four business day period, prior to and as a condition to making a change of recommendation, the NexTier board or the Patterson-UTI board, as applicable, takes into account any adjustments or revisions to the terms of the merger agreement irrevocably proposed in writing by the other party and any other information offered by the other party in response to the board recommendation notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (i) such superior proposal would continue to constitute a superior proposal, if such changes offered in writing by the other party were to be given effect and (ii) failure to pursue such superior proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law.

Any amendment to the financial terms and any other material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for the purposes of the obligations described above except that references to “four business days” will be deemed to be references to “two business days” and such two business day period will expire at 11:59 p.m. Eastern time on the second business day immediately following the day on which such new board recommendation notice is delivered.

Permitted Change of Recommendation—Intervening Event

Prior to, but not after, the time the NexTier required vote or the Patterson-UTI required vote is obtained, as applicable, the NexTier board or the Patterson-UTI board, as applicable, may effect a change of recommendation if an intervening event has occurred, and prior to taking such action, the NexTier board or the Patterson-UTI board, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and:

•	such party has given the other party a board recommendation notice four business days in advance, which notice includes a reasonably detailed description of such intervening event;

•

after giving such board recommendation notice and prior to making a change of recommendation, such party negotiates in good faith and uses reasonable efforts to cause its representatives to negotiate in good faith with the other party (to the extent such party wishes to negotiate), to make such revisions to the terms of the merger agreement as would cause such effect to cease to be an intervening event; and

•

at the end of the four business day period, prior to and as a condition to effecting a change of recommendation, the NexTier board or the Patterson-UTI board, as applicable, will take into account any changes to the terms of the merger agreement proposed in writing by the other party and any other information offered by other party in response to the board recommendation notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (i) such intervening event remains in effect and (ii) the failure to effect a change of recommendation in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law if such adjustments or revisions irrevocably offered in writing by the other party were to be given effect.

An “intervening event” means any material effect that was not known or reasonably foreseeable by the NexTier board or the Patterson-UTI Board, as applicable, on the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of the merger agreement), which effect or consequences, as applicable, become known by such board of directors prior to the time NexTier receives the NexTier required vote or Patterson-UTI receives the Patterson-UTI required vote, as applicable, except that:

•

in no event will the receipt, existence or terms of an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an intervening event has occurred;

•

in no event will any changes in the market price or trading volume of a party’s common stock or the fact that such party meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an intervening event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an intervening event has occurred;

•

in no event will any effect resulting from any action taken or omitted by NexTier or Patterson-UTI, as applicable, that is required to be taken or omitted by NexTier or Patterson-UTI, as applicable, pursuant to the merger agreement (other than with respect to any obligation of NexTier and Patterson-UTI, as applicable, in accordance with the interim operating covenants) be taken into account for purposes of determining whether an intervening event has occurred; or

•

in no event will any effect resulting from changes after the date of the merger agreement in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, natural gas liquids or other commodities) be taken into account for purposes of determining whether an intervening event has occurred.

Nothing contained in the merger agreement will prevent NexTier or Patterson-UTI from complying with its disclosure obligations under applicable United States federal or state law with regard to an acquisition proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder, except that NexTier or Patterson-UTI may not effect a change of recommendation other than in accordance with the procedures described above, except that any such disclosure (other than a “stop, look and listen” or similar communication) shall be deemed to be a change of recommendation unless the Patterson-UTI board or the NexTier board, as applicable, expressly reaffirms its recommendation in such disclosure and expressly rejects any applicable acquisition proposal.

Existing Discussions

Each of NexTier and Patterson-UTI must, and must cause its subsidiaries to, use its reasonable best efforts to cause its representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person prior to the date of the merger agreement with respect to any acquisition proposal, or proposal that would reasonably be expected to lead to an acquisition proposal. Each of NexTier and Patterson-UTI must promptly deliver a written notice to each such person providing only that such party is ending all discussions and negotiations with such person with respect to any acquisition proposal, or proposal or transaction that would reasonably be expected to lead to an acquisition proposal, which notice must also request the prompt return or destruction of all confidential information concerning such party and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of such party or any of its subsidiaries. Each of NexTier and Patterson-UTI will promptly terminate all physical and electronic data access previously granted to such persons.

NexTier Special Meeting

In accordance with applicable law and its organizational documents, NexTier must take all action necessary to convene the NexTier special meeting as promptly as practicable after this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the NexTier merger proposal and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the merger agreement, or, if there are insufficient shares of NexTier common stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled NexTier special meeting. Subject to the right of the NexTier board to effect a change of recommendation in accordance with the terms of the merger agreement, NexTier must include the recommendation of the NexTier merger proposal in this joint proxy statement/prospectus and use reasonable best efforts to solicit from its stockholders proxies in favor of the NexTier merger proposal.

NexTier will as promptly as practicable after the date of the merger agreement and in consultation with Patterson-UTI set a preliminary record date for the NexTier special meeting and commence a broker search pursuant to Rule 14a-13 under the Exchange Act and cooperate and use its reasonable best efforts to schedule and convene the NexTier special meeting on the same date as the Patterson-UTI special meeting. NexTier agrees to provide Patterson-UTI reasonably detailed periodic updates concerning proxy solicitation on a timely basis and to give written notice to Patterson-UTI one day prior to the NexTier special meeting indicating whether as of such date sufficient proxies representing the NexTier required vote have been obtained. The NexTier special meeting may be adjourned, including at Patterson-UTI’s request, if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered or if NexTier has not received sufficient proxies to obtain the NexTier required vote as of two business days before the NexTier special meeting. Such adjournment must not be more than ten days in connection with any one postponement or adjournment or to a date that is no later than three business days prior to the outside date.

Unless the merger agreement has been terminated in accordance with its terms, as described in “—Termination of the Merger Agreement,” the obligation of NexTier to call, give notice of, convene and hold the NexTier special meeting to consider and vote upon the adoption of the merger agreement, will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal, or by any change of recommendation.

Patterson-UTI Special Meeting

In accordance with applicable law and its organizational documents, Patterson-UTI must take all action necessary to convene the Patterson-UTI special meeting as promptly as practicable after this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the Patterson-UTI merger proposals and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the merger agreement, or, if there are insufficient shares of Patterson-UTI common stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled Patterson-UTI special meeting. Subject to the right of the Patterson-UTI board to effect a change of recommendation in accordance with the terms of the merger agreement, Patterson-UTI must include the recommendation of the Patterson-UTI merger proposals in this joint proxy statement/prospectus and use reasonable best efforts to solicit from its stockholders proxies in favor of the Patterson-UTI merger proposals.

Patterson-UTI will as promptly as practicable after the date of the merger agreement and in consultation with NexTier set a preliminary record date for the Patterson-UTI special meeting and commence a broker search pursuant to Rule 14a-13 under the Exchange Act and cooperate and use its reasonable best efforts to schedule and convene the Patterson-UTI special meetings on the same date as the NexTier special meeting. Patterson-UTI agrees to provide NexTier reasonably detailed periodic updates concerning proxy solicitation on a timely basis and to give written notice to NexTier one day prior to the Patterson-UTI special meeting indicating whether as of such date sufficient proxies representing the Patterson-UTI required vote, as applicable, have been obtained. The Patterson-UTI special meeting may be adjourned, including at the NexTier request, if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered or if Patterson-UTI has not received sufficient proxies to obtain or the Patterson-UTI required vote as of two business days before the Patterson-UTI special meeting. Such adjournment must not be more than ten days in connection with any one postponement or adjournment or to a date that is no later than three business days prior to the outside date.

Unless this merger agreement has been terminated in accordance with its terms, as described in “—Termination of the Merger Agreement,” the obligation of Patterson-UTI to call, give notice of, convene and hold the Patterson-UTI special meeting to consider and vote upon the Patterson-UTI merger proposals, will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal, or by any change of recommendation.

Cooperation; Efforts to Consummate

Upon the terms and subject to the conditions set forth in the merger agreement, NexTier and Patterson-UTI are required to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the outside date) and to consummate and make effective the mergers and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable (and in any event no later than the outside date) all consents necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the mergers and the other transactions contemplated by the merger agreement, executing and delivering any additional instruments necessary to consummate the mergers and the other transactions contemplated by the merger agreement and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the mergers and the other transactions contemplated by the merger agreement.

NexTier and Patterson-UTI will jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement. Neither NexTier nor Patterson-UTI will permit any of its officers or other representatives to participate in any substantive meeting, telephone call or conference with any governmental entity in respect of any filing, investigation or otherwise relating to the mergers and the other transactions contemplated by the merger agreement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate therein.

Each of the parties will use reasonable best efforts to furnish to each other all information required for any filing, other than confidential or proprietary information not directly related to the mergers and the other transactions contemplated by the merger agreement, and to give the other party reasonable prior notice of any such filing and, to the extent practicable, keep the other party reasonably informed with respect to the status of each consent sought from a governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement and the material communications between such party and such governmental entity, and, to the extent practicable, permit the other party to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing or communication.

Each of the parties will promptly furnish the other with copies of all correspondence, filings (except for the parties’ initial HSR Act notification filings) and material communications between them and their affiliates and representatives, on one hand, and any such governmental entity or its respective staff on the other hand, with respect to the mergers and the other transactions contemplated by the merger agreement in order for such other party to meaningfully consult and participate in accordance with the merger agreement, except that materials furnished may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Subject to applicable law, each party and its subsidiaries will not agree to any actions, restrictions or conditions with respect to obtaining any consent in connection with the mergers and the other transactions contemplated by the merger agreement, and neither party will directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a governmental entity related to the merger agreement or the mergers or the other transactions contemplated by the merger agreement, in each case, without the prior written consent of the other party. In exercising the foregoing rights, each of NexTier and Patterson-UTI will act reasonably and as promptly as reasonably practicable.

Subject to certain exceptions, neither NexTier nor Patterson-UTI will, and each of them will cause their respective subsidiaries not to, take any action, including acquiring any asset, property, business or person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, materially adversely affect or materially delay obtaining any consent or making any filing contemplated by the merger agreement or the timely receipt thereof.

On the terms and subject to the conditions set forth in the merger agreement, each of NexTier and Patterson-UTI agrees to:

•	promptly make an appropriate response to any request by a governmental entity pursuant to antitrust law for information or documentary material with respect to the transaction; and

•

promptly use its reasonable best efforts to (i) avoid the entry of, and (ii) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in the case of each of the foregoing clauses (i) and (ii), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the transactions contemplated by the merger agreement, including, if necessary, proper or advisable so as to permit the consummation of the transactions on a schedule as close as possible to that contemplated by the merger agreement:

•

defending through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the merger agreement; and

•

(i) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, assets, operations, rights, product lines, licenses, businesses or interests therein of Patterson-UTI or NexTier or any of their respective subsidiaries, and promptly effecting such sale, lease, license, divestiture, disposal or holding separate, (ii) agreeing to restrictions or actions that after the effective time would limit the combined company’s or its subsidiaries’ freedom of action or operation with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets or (iii) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations (such action in this bullet point, a “regulatory remedy”).

Neither the covenants described in this section nor the “reasonable best efforts” standard in the merger agreement will require, or be construed to require, NexTier or Patterson-UTI or any of their respective subsidiaries or other affiliates to (i) waive any of the conditions to the closing of the merger, (ii) take, effect or agree to any regulatory remedies unless such regulatory remedy is conditioned upon the occurrence of the closing or is effective on or after the closing, or (iii) take, effect or agree to any regulatory remedy that individually or in the aggregate with any other regulatory remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Patterson-UTI and its subsidiaries, taken as a whole, after giving effect to the transactions (including the mergers), without taking into account any proceeds received or expected to be received from any such action.

NexTier and Patterson-UTI will use reasonable best efforts to cooperate with each other and work in good faith in formulating any such regulatory remedy described above.

Status and Notifications

Subject to applicable law and except as otherwise required by any governmental entity, NexTier and Patterson-UTI each will keep the other apprised of the status of material matters relating to completion of the mergers and the other transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other substantive communications received by NexTier or Patterson-UTI, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to the mergers and the other transactions contemplated by the merger agreement.

Termination of NexTier Indebtedness

Prior to the closing, NexTier will deliver to Patterson-UTI duly executed payoff letters from the lenders or the lenders’ agents under the NexTier credit agreements, each in the customary forms of such lenders or the lenders’ agents or otherwise in form and substance reasonably acceptable to Patterson-UTI, each of which will provide that upon payment of the amount specified in such payoff letter: (a) all outstanding obligations of

NexTier and its subsidiaries arising under or related to the applicable NexTier credit agreement will be repaid, discharged and extinguished in full; (b) all encumbrances in connection therewith will be released; and (c) either (i) the lenders or the lenders’ agents will file all necessary UCC and lien terminations or otherwise take all actions reasonably requested by Patterson-UTI to evidence and record such discharge and release as promptly as practicable following the closing or (ii) NexTier or Paterson-UTI will be expressly authorized to have any such documents filed on any such lenders’ or such lenders’ agents’ behalf.

Access to Information

Subject to applicable law and certain exceptions and conditions, NexTier and Patterson-UTI each must, upon reasonable advance written notice by the other, use reasonable best efforts to furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of any statement, filing, notice or application made by or on behalf of NexTier, Patterson-UTI or any of their respective subsidiaries to any third party or any governmental entity in connection with the mergers and other transactions contemplated by the merger agreement and each of NexTier and Patterson-UTI must, upon giving of reasonable advance written notice by NexTier or Patterson-UTI, as applicable, use reasonable best efforts to afford NexTier’s or Patterson-UTI’s officers and other authorized representatives, as applicable, reasonable access, during normal business hours to its service providers, agents, contracts, books and records, as well as properties, offices and other facilities, and each party must (and must cause its subsidiaries to) use reasonable best efforts to furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of this joint proxy statement/prospectus, or any other statement, filing, notice or application made by or on behalf of NexTier, Patterson-UTI or any of their respective subsidiaries to any third party or any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement.

Listing and Delisting

Patterson-UTI will use its reasonable best efforts to cause the shares of Patterson-UTI common stock to be issued in the mergers to be approved for listing on the Nasdaq prior to the closing date, subject to official notice of issuance. Prior to the effective time, NexTier must cooperate with Patterson-UTI and use reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting of the shares of NexTier common stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable after the effective time.

Publicity

NexTier and Patterson-UTI are required to consult with each other before issuing any press release or making any public statement with respect to the merger agreement, the mergers or the other transactions contemplated by the merger agreement and may not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed, except that (i) any such press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party on a timely basis and (ii) each party may issue public announcements or make other public disclosures regarding the merger agreement or the mergers or the other transactions contemplated by the merger agreement that is consistent with previously disclosed in press releases or public statements previously approved by either party or made by either party in compliance with the merger agreement. The immediately preceding sentence does not apply to any disclosure of information concerning the merger agreement in connection with any dispute between the parties regarding the merger agreement or in respect of internal announcements to employees which are not made public, and, subject to certain exceptions, neither party is required to consult with or obtain approval from the other party with respect to a public announcement or press release issued in connection with the receipt and existence of an acquisition proposal and matters relating thereto or a change of recommendation.

Employee Benefits Matters

The merger agreement provides that, for a period of at least one year following the effective time, Patterson-UTI will cause the surviving company to provide each individual employed by (i) NexTier or its subsidiaries and (ii) Patterson-UTI and its subsidiaries, in each case, as of immediately prior to the effective time and who continues employment with the surviving company or its subsidiaries as of the closing date (any such individual being referred to as a “continuing employee”) with (1) a base salary or wage rate that is no less favorable than the base salary or wage rate in effect for such continuing employee immediately prior to the effective time, (2) employee benefits (excluding retention, sale bonus and equity-based compensation) that are no less favorable, in the aggregate, than either (x) the employee benefits provided to continuing employees by NexTier and its subsidiaries immediately prior to the effective time or (y) the employee benefits provided to continuing employees by Patterson-UTI immediately prior to the effective time, and (iii) severance and termination benefits that are no less favorable than those set forth in the disclosure schedule. Additionally, for at least one year following the effective time, Patterson-UTI will not terminate or amend NexTier’s Leadership Severance Program in any manner that would adversely affect the individuals covered or the payments or benefits thereunder.

For purposes of each benefit plan in which any continuing employee is first eligible to participate after the effective time, Patterson-UTI will use commercially reasonable efforts to (i) cause each continuing employee to be immediately eligible to participate, without any waiting time, in any and all such benefit plans to the extent coverage under such new benefit plan replaces coverage under a comparable benefit plan in which such continuing employee participated immediately prior to the effective time, and (ii) for purposes of each such new benefit plan providing medical, dental, pharmaceutical and/or visions benefits to any continuing employee, (A) cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such continuing employee and his or her covered dependents, to the extent such conditions would have been waived or satisfied under the analogous benefit plan in which such continuing employee participated immediately prior to the closing date, and (B) during the plan year in which the effective time occurs, cause any eligible expenses paid by such continuing employee and his or her covered dependents under a benefit plan during the portion of the year prior to the change to the new benefit plan that is a group health plan to be taken into account under such new benefit pan that is a group health plan for purposes of satisfying the corresponding deductible, co-insurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan, and (iii) recognize service time of such continuing employee with Patterson-UTI and NexTier and their respective affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits and determination of level of vacation benefits in any new benefit plan in which such continuing employee may be eligible to participate after the effective time, to the extent such service is taken into account under the corresponding benefit plan in which such continuing employee participated immediately before the effective time (except where such service credit would result in a duplication of compensation or benefits for the same period of service).

NexTier Stockholder Agreement

NexTier will, prior to the effective time, cause the NexTier stockholders agreement to be terminated and no longer in effect.

Forum Selection Bylaw

In connection with the merger agreement, the Patterson-UTI board amended Patterson-UTI’s bylaws to add a new forum selection provision, which provides that, unless Patterson-UTI selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States. For purposes of the provision, internal corporate claims means claims, including claims in the right of Patterson-UTI: (i) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of Patterson-UTI shall be deemed to have notice of and consented to the provision.

Expenses

Except as otherwise provided in certain provisions related to the effect of termination of the merger agreement, whether or not the first merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the merger agreement and the mergers and other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that expenses incurred in connection with any filing fees in connection with the HSR Act, any other antitrust law, this joint proxy statement/prospectus and the printing and mailing of this joint proxy statement/prospectus will be shared equally by NexTier and Patterson-UTI.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, Patterson-UTI and the surviving company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, NexTier’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each indemnified party against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any indemnified party, and Patterson-UTI and the surviving company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, NexTier’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, NexTier will purchase (and pay in full the aggregate premium for) “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of NexTier’s existing directors’ and officers’ insurance policies, and (ii) NexTier’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, from one or more insurance carriers with the same or better credit rating as NexTier’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as NexTier’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement). If NexTier fails for any reason to obtain such “tail” insurance policies as of the effective time, Patterson-UTI will continue to maintain in effect for the tail period such insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in NexTier’s existing policies as of the date of the merger agreement, or Patterson-UTI will purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate as provided in NexTier’s existing policies as of the date of the merger agreement, except that in no event will the aggregate cost of the insurance policy exceed during the tail period 300% of the current aggregate annual premium paid by NexTier for such purpose for the 2023 fiscal year, and if the cost of such insurance coverage exceeds such amount, Patterson-UTI or NexTier will obtain a policy with the greatest amount of directors’ and officers’ insurance available for a cost not exceeding such amount.

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of NexTier and its subsidiaries or any indemnification agreement between such person and NexTier or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the mergers and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

The indemnification, exculpation and insurance provisions in the merger agreement are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the merger agreement, who will be third-party beneficiaries of such provisions.

Litigation

NexTier and Patterson-UTI, as applicable, have agreed to promptly advise the other party of any litigation commenced after the date of the merger agreement against NexTier, Patterson-UTI or any of their respective directors (in their capacity as such) relating to the merger agreement or the mergers or other transactions contemplated by the merger agreement, and to keep the other party reasonably informed regarding any such litigation. NexTier and Patterson-UTI, as applicable, have agreed to give the other party the opportunity to participate in the defense or settlement of any such litigation, and that no such settlement will be agreed to without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).

Conditions to the Completion of the Merger

Each party’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	receipt of the NexTier required vote;

•	receipt of the Patterson-UTI required vote;

•	the shares of Patterson-UTI common stock issuable in accordance with the merger agreement being approved for listing on the Nasdaq;

•

expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the mergers, and no written agreement being in effect with any governmental entity not to consummate the mergers;

•	no law or governmental order being in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the mergers; and

•

the Patterson-UTI registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becoming effective, no stop order suspending the effectiveness of such registration statement being issued and remaining in effect, and no proceedings for that purpose having been commenced or threatened in writing by the SEC (unless withdrawn).

NexTier’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	the accuracy of the representations and warranties of Patterson-UTI as follows:

•

the representations and warranties of Patterson-UTI regarding organization, good standing and qualification, corporate authority and approval, no violations, absence of certain changes and certain representations and warranties relating to takeover statutes and rights plans must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

•

the representation of Patterson-UTI regarding its capital structure must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of Patterson-UTI, Merger Sub Inc. and Merger Sub LLC set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Patterson-UTI;

•

Patterson-UTI’s and Merger Sub Inc.’s and Merger Sub LLC’s performance of, in all material respects, their obligations under the merger agreement required to be performed at or prior to the closing date;

•

the receipt by NexTier of a certificate of the chief executive officer or chief financial officer of Patterson-UTI certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•	Patterson-UTI having taken the actions necessary regarding governance of Patterson-UTI as provided in the merger agreement effective as of the effective time; and

•

the receipt by NexTier of a written opinion from NexTier’s outside legal counsel (or if NexTier’s outside legal counsel is unable to deliver such opinion, Patterson-UTI’s outside legal counsel), dated as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Patterson-UTI’s obligation to effect the mergers is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	the accuracy of the representations and warranties of NexTier as follows:

•

the representations and warranties of NexTier regarding organization, good standing and qualification, corporate authority and approval, no violations, absence of certain changes and certain representations and warranties relating to takeover statutes and rights plans must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time);

•

the representation of NexTier regarding its capital structure must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of NexTier set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to NexTier;

•	NexTier’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date; and

•

the receipt by Patterson-UTI of a certificate of the chief executive officer or chief financial officer of NexTier certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied.

Termination of the Merger Agreement

Termination by Mutual Consent

The merger agreement may be terminated prior to the effective time by mutual written consent of NexTier and Patterson-UTI.

Termination by Either NexTier or Patterson-UTI

Either NexTier or Patterson-UTI may terminate the merger agreement prior to the effective time if:

•

the mergers have not been completed by 5:00 p.m. (Eastern time) on March 14, 2024, which date will be automatically extended to no later than June 12, 2024 (as applicable, the “outside date”), if the conditions to closing other than those described in the fourth or fifth bullet (solely to the extent relating to any antitrust law) above in “—Conditions to the Completion of the Merger” have been satisfied or are capable of being satisfied at that time (or to the extent permitted by applicable law, have been waived), although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the mergers to occur on or before such date and such action or failure constitute a material breach of the merger agreement by such party, which event is referred to as an “outside date termination event” and such termination is referred to as an “outside date termination”;

•

a governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the mergers has become final and non-appealable, and the party seeking to terminate the agreement as described in this bullet point has used reasonable best efforts to prevent the entry of and to remove such governmental order in accordance with the merger agreement, although such right to terminate will not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the mergers to occur on or before such date and such action or failure to act constitute a material breach of the merger agreement by such party, which event is referred to as a “regulatory restraint termination event”; or

•

the NexTier required vote or Patterson-UTI required vote has not been obtained at the applicable special meeting (or, if the applicable special meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the NexTier merger proposal or the Patterson-UTI merger proposals, as applicable, was taken, although such right to terminate will not be available to the terminating party where the failure to obtain the

NexTier required vote or the Patterson-UTI required vote, as applicable, was caused by the action or failure to act of such party and such action or failure constitutes a material breach of the merger agreement by such party (such termination, as applicable, a “NexTier no vote termination” or “Patterson-UTI no vote termination”).

Termination by NexTier

NexTier may terminate the merger agreement prior to the effective time:

•	prior to the receipt of the Patterson-UTI required vote, if the Patterson-UTI board has made a change of recommendation;

•

if at any time prior to the effective time, there has been a breach by Patterson-UTI of any of its representations, warranties, covenants or agreements set forth in the merger agreement (other than a breach of the non-solicitation covenant) such that the conditions to closing relating to accuracy of representations and warranties and performance of covenants would not be satisfied (a “terminable breach”) (and such breach is not cured within 30 days of receipt by Patterson-UTI of written notice of such breach by NexTier), except that this right to terminate the merger agreement is not available if NexTier is then in terminable breach of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•	if at any time prior to the effective time, there has been a material breach by Patterson-UTI of its non-solicitation covenant.

Termination by Patterson-UTI

Patterson-UTI may terminate the merger agreement prior to the effective time:

•	prior to the receipt of the NexTier required vote, if the NexTier board has made a change of recommendation;

•

if at any time prior to the effective time, NexTier is in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement (other than a breach of the non-solicitation covenant) (and such breach is not cured within 30 days of receipt by NexTier of written notice of such breach by Patterson-UTI), except that this right to terminate the merger agreement is not available if Patterson-UTI is then in terminable breach any material respect any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•	if at any time prior to the effective time, there has been a material breach by NexTier of its non-solicitation covenant.

Termination Fees

NexTier will be required to pay to Patterson-UTI a termination fee of $60.875 million if the merger agreement is terminated:

•	by either party pursuant to an outside date termination or a NexTier no vote termination, or by Patterson-UTI pursuant to a NexTier terminable breach, and, in either case:

•

a bona fide acquisition proposal with respect to NexTier has been publicly announced or otherwise received by the NexTier board after the date of the merger agreement and prior to the NexTier stockholder meeting (in the case of a NexTier no vote termination) or the date of termination (in the case of an outside date termination or NexTier terminable breach); and

•

within nine months after such termination, (i) NexTier or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to NexTier or (ii) there has been consummated any acquisition proposal with respect to NexTier (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”);

•	by Patterson-UTI following a material breach by NexTier of its non-solicitation obligations under the merger agreement or a change of recommendation by NexTier; or

•

by either NexTier or Patterson-UTI pursuant to a NexTier no vote termination (and, at the time of such termination, Patterson-UTI had the right to terminate the merger agreement as a result of a change of recommendation by NexTier).

Patterson-UTI will be required to pay to NexTier a termination fee of $72.98 million if the merger agreement is terminated:

•	by either party pursuant to an outside date termination or a Patterson-UTI no vote termination, or by NexTier pursuant to a Patterson-UTI terminable breach, and, in either case:

•

a bona fide acquisition proposal with respect to Patterson-UTI has been publicly announced or otherwise received by the Patterson-UTI board after the date of the merger agreement and prior to the Patterson-UTI stockholder meeting (in the case of a Patterson-UTI no vote termination) or the date of termination (in the case of an outside date termination or Patterson-UTI terminable breach); and

•

within nine months after such termination, (i) Patterson-UTI or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Patterson-UTI or (ii) there has been consummated any acquisition proposal with respect to Patterson-UTI (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “acquisition proposal”);

•	by NexTier following a material breach by Patterson-UTI of its non-solicitation obligations under the merger agreement or a change of recommendation by Patterson-UTI; or

•

by either NexTier or Patterson-UTI pursuant to a Patterson-UTI no vote termination (and, at the time of such termination, NexTier had the right to terminate the merger agreement as a result of a change of recommendation by Patterson-UTI).

Expense Reimbursement

If the merger agreement is terminated by (i) either NexTier or Patterson-UTI pursuant to a NexTier no vote termination, then promptly, but in no event later than, in the case of such termination by Patterson-UTI, three business days or, in the case of such termination by NexTier, one business day after the date of such termination, or (ii) Patterson-UTI pursuant to a NexTier terminable breach, then promptly, but in no event later than three business days, NexTier will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders’ meetings and consents of Patterson-UTI up to a maximum amount equal to $10.15 million, to Patterson-UTI or its designee by wire transfer of immediately available cash funds (provided that any such amounts paid will be credited (without interest) against any termination fee paid by NexTier to Patterson-UTI (or its designee) pursuant to the terms of the merger agreement).

If the merger agreement is terminated by (i) either NexTier or Patterson-UTI pursuant to a Patterson-UTI no vote termination, then promptly, but in no event later than, in the case of such termination by NexTier, three business days or, in the case of such termination by Patterson-UTI, one business day after the date of such termination, or (ii) NexTier pursuant to a Patterson-UTI terminable breach, then promptly, but in no event later than three business days, Patterson-UTI will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders’ meetings and consents of NexTier up to a maximum amount equal to $10.15 million, to NexTier or its designee by wire transfer of immediately available cash funds (provided that any such amounts paid will be credited (without interest) against any termination fee paid by Patterson-UTI to NexTier (or its designee) pursuant to the terms of the merger agreement).

Amendment

Subject to applicable law, at any time prior to the effective time, the parties to the merger agreement may amend or modify the merger agreement if, and only if, such amendment or modification is in writing and signed by Patterson-UTI and NexTier, except that, after the NexTier required vote is obtained or the Patterson-UTI required vote is obtained, no such amendment or modification may be made that pursuant to applicable law or Nasdaq rules and regulations requires further approval of NexTier stockholders or Patterson-UTI stockholders, as applicable, without such further approval.

Waiver

The conditions to each of the parties’ obligations to consummate the mergers and the other transactions contemplated by the merger agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the merger agreement are cumulative and not exclusive of any rights or remedies provided by law.

Specific Performance

Each of the parties to the merger agreement has acknowledged and agreed in the merger agreement that the rights of each party to consummate the mergers and other transactions contemplated by the merger agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of the mergers are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Pursuant to the merger agreement, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of the merger agreement, no party thereto will allege, and each party thereby waives the defense, that there is an adequate remedy at law.

Third-Party Beneficiaries

NexTier and Patterson-UTI have agreed that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than NexTier, Patterson-UTI and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance, sections of the merger agreement relating to the governance of the combined company after the effective time, and after the effective time, the provisions of the merger agreement relating to payment of the merger consideration, which will inure to the benefit of, and will be enforceable by, holders of NexTier common stock and NexTier equity awards as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the merger agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the merger agreement without notice or liability to any other person. In some instances, the representations and warranties in the merger agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) have been prepared from the respective historical consolidated financial statements of Patterson-UTI, NexTier and Ulterra and have been adjusted to reflect the completion of the mergers and the Ulterra acquisition (referred to collectively as the “combination transactions,” and Patterson-UTI, after giving effect to the combination transactions, is referred to as the “combined company”). The pro forma financial statements have been prepared in accordance with Article 11 of the SEC’s Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined balance sheet gives effect to the combination transactions as if they had been completed on March 31, 2023, while the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 are presented as if the combination transactions had been completed on January 1, 2022. For the avoidance of doubt, the closing of the mergers is not contingent upon the closing of the Ulterra acquisition, and the closing of the Ulterra acquisition is not contingent upon the closing of the mergers. We cannot assure you that we will complete either of the mergers, the Ulterra acquisition or the combination transactions on the terms contemplated, or at all.

The information presented herein is based on and should be read in conjunction with the historical audited and unaudited consolidated financial statements of Patterson-UTI, NexTier and Ulterra and related notes thereto that are incorporated by reference in this joint proxy statement/prospectus. We note that the Ulterra acquisition is determined to be probable, as a definitive merger agreement was executed on July 3, 2023. While the Ulterra acquisition does not meet the 50% significance threshold that would require disclosure of the Ulterra financial statements herein, we have elected to include the Ulterra acquisition in the pro forma financial statements.

Upon consummation of the combination transactions, Patterson-UTI will determine the value of the purchase consideration using the Patterson-UTI common stock closing price and the number of shares of Patterson-UTI to be issued on the closing date of each respective transaction. Additionally, after completing the combination transactions, Patterson-UTI will identify the assets acquired and liabilities assumed from NexTier and Ulterra and determine the respective fair values using relevant information available at that time. As a result of the foregoing, the pro forma adjustments with respect to the combination transactions are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. Any increases or decreases in the purchase consideration and the fair value of assets acquired and liabilities assumed upon completion of the final valuations may be materially different from the information presented in the pro forma financial statements.

The pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position of the combined company that would have occurred had the combination transactions occurred on the dates indicated. Adjustments are based on information available to management during the preparation of the pro forma financial statements and assumptions that management believes are reasonable and supportable. Further, the pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the combination transactions. Patterson-UTI’s actual financial position and results of operations following completion of the combination transactions may differ materially from these pro forma financial statements because of various factors, including those discussed in the section entitled “Risk Factors.” Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the combination transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2023

(in thousands)

	As of March 31, 2023	As of March 31, 2023	NexTier				As of March 31, 2023	As of March 31, 2023	Ulterra				As of March 31, 2023
	Patterson-UTI (Historical)	NexTier (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined for NexTier Merger	Ulterra (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$157,218	$218,501	$(333,375)	A	$—		$42,344	$72,072	$(370,000)	A	$—		$104,903
			(48,400)	B	—		(48,400)		(6,200)	B	—
			—		222,250	E	222,250		(72,072)	F	264,909	E
Accounts receivable, net of allowance for credit losses	493,038	487,905	—		—		980,943	66,112	—		—		1,047,055
Federal and state income taxes receivable	525	—	—		—		525	1,402	—		—		1,927
Inventory	65,275	66,261	—		—		131,536	29,985	—		—		161,521
Other	64,212	40,936	(3,636)	J	—		101,512	20,136	(11,837)	J	—		109,811

Total current assets	780,268	813,603	(385,411)		222,250		1,430,710	189,707	(460,109)		264,909		1,425,216
Non-current assets
Property and equipment, net	2,253,468	764,310	296,086	C	—		3,313,864	65,450	65,493	C	—		3,444,807
Operating lease right-of-use assets non-current	19,897	26,471	—		—		46,368	8,071	—		—		54,439
Finance lease right-of-use assets non-current	—	79,324	—		—		79,324	—	—		—		79,324
Intangible assets, net	5,488	48,395	594,605	D	—		648,488	243,834	63,166	D	—		955,488
Goodwill	—	192,780	542,428	A			735,208	147,314	268,049	A			1,150,572
Deposits on equipment purchases	19,123	—	—		—		19,123	—	—		—		19,123
Other	10,531	13,611	(1,660)	J	—		22,482	—	—		—		22,482
Deferred tax assets - non-current, net	3,570	107,426	(107,426)	H	—		3,570	365	—		—		3,935

Total Assets	$3,092,345	$2,045,920	$938,622		$222,250		$6,299,137	$654,741	$(63,401)		$264,909		$7,155,386

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$271,442	$335,417	$—		$—		$606,859	$18,668	$—		$—		$625,527
Accrued liabilities	204,047	253,115	—		—		457,162	10,483	—		—		467,645
Federal and state income taxes payable	6,290	8,213	—		—		14,503	6,232	—		—		20,735
Current maturities of long-term operating lease liabilities	5,045	8,588	205	L	—		13,838	2,449	—		—		16,287
Current maturities of long-term finance lease liabilities	—	54,409	12,421	L	—		66,830	4,474	—		—		71,304
Current maturities of long-term debt	—	14,086	—				14,086	4,150	(4,150)	F			14,086

Total Current liabilities	486,824	673,828	12,625		—		1,173,277	46,456	(4,150)		—		1,215,583
Non-current liabilities
Long-term operating lease liabilities, less current maturities	18,390	17,267	411	L	—		36,068	5,697	—		—		41,765
Long-term finance lease liabilities, less current maturities	—	10,172	2,322	L	—		12,494	2,150	—		—		14,644
Long-term debt	822,196	343,895	(330,294)	F	222,250	E	1,058,047	384,570	(384,570)	F	264,909	E	1,322,956
Deferred tax liabilities - non-current	47,401	—	(28,108)	H	(36,594)	K	(17,300)	56,908	27,313	H	—		66,921
Other	44,577	12,642	(4,665)	I	—		52,554	—	—		—		52,554

Total Liabilities	$1,419,388	$1,057,804	$(347,708)		$185,656		$2,315,141	$495,781	$(361,407)		$264,909		$2,714,424

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

	As of March 31, 2023	As of March 31, 2023	NexTier				As of March 31, 2023	As of March 31, 2023	Ulterra				As of March 31, 2023
	Patterson-UTI (Historical)	NexTier (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined for NexTier Merger	Ulterra (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined
EQUITY
Stockholders’ equity:
Preferred stock, par value $0.01	—	—	—		—		—	—	—		—		—
Common stock, par value $0.01	3,024	2,305	1,733	A	—		7,062	—	349	A	—		7,411
			(2,305)	G			(2,305)						(2,305)
Treasury stock, at cost	(1,527,386)	—	—		—		(1,527,386)	—	—		—		(1,527,386)
Partners’ interests	—	—	—		—		—	379,331	(379,331)	G			—
Additional paid-in capital	3,202,214	952,951	2,321,113	A	—		6,476,278	—	453,700	A	—		6,929,978
			(952,951)	G			(952,951)						(952,951)
Retained earnings (deficit)	(4,895)	27,798	(48,400)	B	36,594	K	11,097	(233,676)	(6,200)	B	—		(228,779)
			(27,798)	G			(27,798)		233,676	G			205,878
Accumulated other comprehensive income	—	5,062	(5,062)	G	—		—	10,547	(10,547)	G	—		—

Total Stockholders’ equity	1,672,957	988,116	1,286,330		36,594		3,983,997	156,202	291,647		—		4,431,846
Non-controlling interest	—	—	—		—		—	2,758	6,359	A	—		9,117

Total non-controlling interest	—	—	—		—		—	2,758	6,359		—		9,117

Total Stockholders’ Equity	1,672,957	988,116	1,286,330		36,594		3,983,997	158,960	298,006		—		4,440,963

Total Liabilities and Stockholders’ Equity	$3,092,345	$2,045,920	$938,622		$222,250		$6,299,137	$654,741	$(63,401)		$264,909		$7,155,386

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2023

(in thousands, except share and per share data)

	For the Three Months ended March 31, 2023	For the Three Months ended March 31, 2023	NexTier				For the Three Months ended March 31, 2023	For the Three Months ended March 31, 2023	Ulterra				For the Three Months ended March 31, 2023
	Patterson-UTI (Historical)	NexTier (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined for NexTier Merger	Ulterra (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined
Operating revenue
Contract drilling	$419,026	$—	$—		$—		$419,026	$—	$—		$—		$419,026
Pressure pumping	293,268	935,672	—		—		1,228,940	—	—		—		1,228,940
Directional drilling	56,263	—	—		—		56,263	—	—		—		56,263
Other Revenue	23,245	—	—		—		23,245	92,430	—		—		115,675

Total Operating revenue	791,802	935,672	—		—		1,727,474	92,430	—		—		1,819,904
Operating costs and expenses
Contract drilling	230,358	—	—		—		230,358	—	—		—		230,358
Pressure pumping	220,116	678,548	—		—		898,664	—	—		—		898,664
Directional drilling	48,046	—	—		—		48,046	—	—		—		48,046
Other	14,139	—	—		—		14,139	—	—		—		14,139
Cost of equipment rentals	—	—	—		—		—	20,062	—		—		20,062
Cost of equipment sales & services	—	—	—		—		—	5,160	—		—		5,160
Depreciation, depletion, amortization and impairment	128,180	58,645	11,136	AA	—		197,961	17,712	(102)	AA	—		217,017
			(4,860)	BB			(4,860)		6,307	BB	—
Selling, general and administrative	30,566	34,028	3,701	DD	—		68,295	26,748			—		95,043
Merger and integration expenses	—	161	—		—		161	—	—		—		161
Other operating expense (income), net	(5,566)	4,819	—		—		(747)	—	—		—		(747)

Total Operating costs and expenses	665,839	776,201	9,977		—		1,452,017	69,682	6,205		—		1,527,904

Operating income (loss)	125,963	159,471	(9,977)		—		275,457	22,748	(6,205)		—		292,000
Interest income	1,240	1,947	—		—		3,187	—	—		—		3,187
Interest expense	(8,826)	(8,145)	7,217	EE	(3,843)	GG	(13,597)	(7,631)	7,631	EE	(4,581)	GG	(18,178)
Other income (expense)	1,486	(280)	—		—		1,206	(763)	—		—		443

Income (loss) before income taxes	119,863	152,993	(2,760)		(3,843)		266,253	14,354	1,426		(4,581)		277,452
Income tax benefit (expense)	(20,185)	101,000	673	FF	—		81,488	(3,479)	748	FF	—		78,757

Net income (loss)	99,678	253,993	(2,087)		(3,843)		347,741	10,875	2,174		(4,581)		356,209
Income attributable to non-controlling interests	—	—	—		—		—	433	—		—		433

Net Income (loss) attributable to controlling interests	99,678	253,993	(2,087)		(3,843)		347,741	10,442	2,174		(4,581)		355,776

Foreign currency translation adjustments	—	(4)	—		—		(4)	512	—		—		508
Hedging activities	—	(558)	—		—		(558)	(2,688)	—		—		(3,246)

Total Comprehensive Income	$99,678	$253,431	$(2,087)		$(3,843)		$347,179	$8,266	$2,174		$(4,581)		$353,038

Basic weighted average shares outstanding	212,089				173,332		385,421		34,900				420,321
Diluted weighted average shares outstanding	215,866				183,055		398,921		34,900				433,821
Basic earnings per share	$0.47						$0.90						$0.85
Diluted earnings per share	$0.46						$0.87						$0.82

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share data)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	NexTier				For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	Ulterra				For the Year Ended December 31, 2022
	Patterson-UTI (Historical)	NexTier (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined for NexTier Merger	Ulterra (Historical as adjusted in Note 2)	Transaction Accounting Adjustments	Notes	Financing and Other Adjustments	Notes	Pro Forma Combined
Operating revenue
Contract drilling	$1,316,672	$—	$—		$—		$1,316,672	$—	$—		$—		$1,316,672
Pressure pumping	1,022,413	3,244,822	—		—		4,267,235	—	—		—		4,267,235
Directional drilling	216,498	—	—		—		216,498	—	—		—		216,498
Other Revenue	92,009	—	—		—		92,009	370,186	—		—		462,195

Total Operating revenue	2,647,592	3,244,822	—		—		5,892,414	370,186	—		—		6,262,600
Operating costs and expenses
Contract drilling	832,180	—	—		—		832,180	—	—		—		832,180
Pressure pumping	781,385	2,507,105	—		—		3,288,490	—	—		—		3,288,490
Directional drilling	179,135	—	—		—		179,135	—	—		—		179,135
Other	53,850	—	—		—		53,850	—	—		—		53,850
Cost of equipment rentals	—	—	—		—		—	94,134	—		—		94,134
Cost of equipment sales & services	—	—	—		—		—	16,772	—		—		16,772
Depreciation, depletion, amortization and impairment	483,945	229,259	39,430	AA	—		752,634	72,650	(500)	AA	—		847,298
			(9,007)	BB			(9,007)		31,520	BB
Selling, general and administrative	116,589	125,342	1,927	DD	—		243,857	111,011	—		—		354,869
Merger and integration expenses	2,069	63,435	48,400	CC	—		113,904	—	6,200	CC	—		120,104
Other operating expense (income), net	(12,592)	(12,971)	—		—		(25,563)	—	—		—		(25,563)

Total Operating costs and expenses	2,436,561	2,912,169	80,750		—		5,429,480	294,568	37,220		—		5,761,268

Operating income (loss)	211,031	332,653	(80,750)		—		462,934	75,618	(37,200)		—		501,332
Interest income	360	4,199	—		—		4,559	—	—		—		4,559
Interest expense	(40,256)	(32,581)	31,138	EE	(15,372)	GG	(57,071)	(28,038)	28,038	EE	(18,323)	GG	(75,394)
Other income (expense)	(3,273)	15,258	—		—		11,985	(5,084)	—		—		6,901

Income (loss) before income taxes	167,862	319,529	(49,612)		(15,372)		422,407	42,496	(9,182)		(18,323)		437,398
Income tax benefit (expense)	(13,204)	(4,560)	3,400	FF	36,594	HH	22,229	(13,323)	5,053	FF	—		13,959

Net income (loss)	154,658	314,969	(46,213)		21,221		444,636	29,173	(4,129)		(18,323)		451,357
Income attributable to non-controlling interests	—	—	—		—		—	1,484	—		—		1,484

Net Income (loss) attributable to controlling interests	154,658	314,969	(46,213)		21,221		444,636	27,689	(4,129)		(18,323)		449,873

Foreign currency translation adjustments	—	1,118	—		—		1,118	(546)	—		—		572
Hedging activities	—	12,067	—		—		12,067	9,843	—		—		21,910

Total Comprehensive Income	$154,658	$328,154	$(46,213)		$21,221		$457,821	$36,986	$(4,129)		$(18,323)		$472,355

Basic weighted average shares outstanding	215,935		173,332				389,267		34,900				424,167
Diluted weighted average shares outstanding	219,496		183,055				402,551		34,900				437,451
Basic earnings per share	$0.72						$1.14						$1.06
Diluted earnings per share	$0.70						$1.10						$1.03

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The pro forma financial statements have been prepared to reflect adjustments to Patterson-UTI’s historical consolidated financial information that are directly attributable to the combination transactions and are considered reasonable and supportable.

As part of the combination transactions, management has determined Patterson-UTI to be the accounting acquirer of both NexTier and Ulterra for the following reasons:

•	Patterson-UTI will be issuing purchase consideration for both combination transactions in the form of equity or cash consideration;

•

The proposed ownership following completion of the combination transactions is expected to comprise 59% Patterson-UTI stockholders (including the 34.9 million shares held by the Ulterra stockholder) and 41% NexTier stockholders, which would give voting control to the Patterson-UTI shareholder group;

•	The proposed composition of the combined company board will consist of 11 total members, including six Patterson-UTI directors and five NexTier directors;

•

Andy Hendricks, President and Chief Executive Officer (“CEO”) of Patterson-UTI, will continue to serve as president and CEO of the combined company, and Curtis Huff, Patterson-UTI’s Chairman of the Board, will continue in such role;

•	The combined company will be named Patterson-UTI Energy, Inc., and its ticker symbol will be the same as Patterson-UTI’s current ticker symbol; and

•	Patterson-UTI’s existing corporate headquarters will be the corporate headquarters of the combined company.

As the accounting acquirer, Patterson-UTI will account for the combination transactions under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations.” The allocation of the preliminary purchase consideration to the fair value of assets acquired and liabilities assumed is based upon Patterson-UTI management’s estimates and assumptions using currently available information. The purchase price allocation and the resulting effect on Patterson-UTI’s financial position and results of operations may be subject to change as Patterson-UTI monitors and interprets the impact that new information may have on the fair value of assets acquired and liabilities assumed. The final valuation could differ materially from the preliminary valuation used in the pro forma adjustments reflected below. The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to, changes in the trading price of the Patterson-UTI common stock issued and changes in the estimated fair value of NexTier and Ulterra assets acquired and liabilities assumed as of the respective closing dates, as management obtains additional information regarding the assets acquired and liabilities assumed. As of the date of this joint proxy statement/prospectus, Patterson-UTI has used currently available information to determine preliminary fair value estimates for the purchase consideration for the combination transactions and its allocation to the NexTier and Ulterra assets acquired and liabilities assumed. The assumptions and estimates used to make the preliminary pro forma adjustments are described in the notes accompanying the pro forma financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the pro forma financial statements are based upon the number of shares of Patterson-UTI common stock outstanding, assuming the combination transactions occurred on January 1, 2022.

Note 2 — Accounting Policies

Upon the consummation of the combination transactions, Patterson-UTI will perform a comprehensive review of NexTier’s and Ulterra’s accounting and financial reporting policies. As a result of that review, Patterson-UTI may identify differences between these policies, which when conformed could have a material impact on the pro forma financial statements. Patterson-UTI has included certain preliminary pro forma adjustments necessary to conform the accounting and financial reporting policies historically used by NexTier and Ulterra to those used by Patterson-UTI. These adjustments relate to (i) the treatment of depreciation and amortization out of cost of sales and selling, general and administrative expenses, (ii) research and development costs to be included in other operating expenses, (iii) reclassification of certain items previously classified in property and equipment into inventory due to their nature as short term assets to be sold or consumed, and (iv) insurance expense to be allocated to pressure pumping - expense. Additionally, Patterson-UTI has adjusted certain financial statement line items (“FSLI”) as shown below to conform to presentation within the Patterson-UTI historical financial statements. The adjustments outlined below are preliminary and are subject to change as additional information becomes available and as additional analysis is performed.

Pro forma balance sheet	As of March 31, 2023
(in thousands)	NexTier (Historical)	FSLI alignment	NexTier (Historical as adjusted)
Trade and other accounts receivable, net	$487,905	$(487,905)	$—
Accounts receivable, net of allowance for credit losses	—	487,905	487,905

Inventories, net	66,261	(66,261)	—
Inventory	—	66,261	66,261

Prepaid and other current assets	40,936	(40,936)	—
Other	—	40,936	40,936

Deferred income taxes	107,426	(107,426)	—
Deferred tax assets - non-current	—	107,426	107,426

Accrued expenses	234,379	(234,379)	—
Customer contract liabilities	19,377	(19,377)	—
Other current liabilities	7,572	(7,572)	—
Federal and state income taxes payable	—	8,213	8,213
Accrued liabilities	—	253,115	253,115

Long-term debt, net of unamortized deferred financing costs and unamortized debt discount, less current maturities	343,895	(343,895)	—
Long-term debt	—	343,895	343,895

Paid-in capital in excess of par value	952,951	(952,951)	—
Additional paid-in capital	—	952,951	952,951

	As of March 31, 2023
(in thousands)	Ulterra (Historical)	FSLI alignment	Accounting policy adjustment	Ulterra (Historical as adjusted)
Cash	$68,766	$(68,766)		$—
Restricted cash	3,306	(3,306)		—
Cash and cash equivalents		72,072		72,072

Receivables, net of allowance	66,112	(66,112)		—
Accounts receivables, net of allowance for credit losses	—	66,112		66,112

	As of March 31, 2023
(in thousands)	Ulterra (Historical)	FSLI alignment	Accounting policy adjustment	Ulterra (Historical as adjusted)

Income tax receivable	$1,402	$(1,402)		$—
Federal and state income taxes receivable	—	1,402		1,402

Prepaid and other current assets	8,299	(8,299)		—
Derivative asset	11,837	(11,837)		—
Other	—	20,136		20,136

Rental equipment, net	45,127	(45,127)		—
Property, plant and equipment, net	26,184	(26,184)		—
Property and equipment, net	—	71,311	$(5,861)	65,450

Inventories, net	24,124	(24,124)		—
Inventory	—	24,124	5,861	29,985

Intangibles, net	243,834	(243,834)		—
Intangible assets, net	—	243,834		243,834

Lease right of use assets, operating	8,071	(8,071)		—
Operating lease right-of-use assets non-current	—	8,071		8,071

Deferred income taxes	365	(365)		—
Deferred tax assets - non-current	—	365		365

Accrued liabilities	16,715	(6,232)		10,483
Federal and state income taxes payable	—	6,232		6,232

Operating lease, current	2,449	(2,449)		—
Current maturities of long-term operating lease liabilities	—	2,449		2,449

Finance lease, current	4,474	(4,474)		—
Current maturities of long-term finance lease liabilities	—	4,474		4,474

Long-term debt, net of current maturities and discount	384,570	(384,570)		—
Long-term debt, net of discount and issuance costs	—	384,570		384,570

Operating lease, net of current portion	5,697	(5,697)		—
Long-term operating lease liabilities, less current maturities	—	5,697		5,697

Finance lease, net of current portion	2,150	(2,150)		—
Long-term finance lease liabilities, less current maturities	—	2,150		2,150

Deferred income taxes, net of current portion	56,908	(56,908)		—
Deferred tax liabilities, net	—	56,908		56,908

Accumulated deficit	(233,676)	233,676		—
Retained deficit	—	(233,676)		(233,676)

Pro forma statement of operations	For the Three Months Ended March 31, 2023
(in thousands)	NexTier (Historical)	FSLI alignment	Accounting policy adjustment	NexTier (Historical as adjusted)
Revenue	$935,672	$(935,672)		$—
Pressure pumping	—	935,672		935,672

Cost of services	673,944	(673,944)		—
Pressure pumping - expense	—	673,944	$4,604	678,548
Selling, general and administrative expenses	39,681		(5,653)	34,028
Loss (gain) on disposal of assets	3,770	(3,770)		—
Other operating expense (income), net	—	3,770	1,049	4,819

Interest expense, net	(6,198)	6,198		—
Interest income	—	1,947		1,947
Interest expense	—	(8,145)		(8,145)

	For the Year Ended December 31, 2022
(in thousands)	NexTier (Historical)	FSLI alignment	Accounting policy adjustment	NexTier (Historical as adjusted)
Revenue	$3,244,822	$(3,244,822)		$—
Pressure pumping	—	3,244,822		3,244,822

Cost of services	2,490,095	(2,490,095)		—
Pressure pumping - expense	—	2,490,095	$17,010	2,507,105
Selling, general and administrative expenses	145,996		(20,654)	125,342
Loss (gain) on disposal of assets	(16,616)	16,616		—
Other operating expense (income), net	—	(16,616)	3,645	(12,971)

Interest expense, net	(28,382)	28,382		—
Interest income	—	4,199		4,199
Interest expense	—	(32,581)		(32,581)

	For the Three Months Ended March 31, 2023
(in thousands)	Ulterra (Historical)	FSLI alignment	Accounting policy adjustment	Ulterra (Historical as adjusted)
Equipment rentals	$80,434	$(80,434)		$—
Equipment sales and services	11,996	(11,996)		—
Other Revenue		92,430		92,430

Cost of equipment rentals	30,176		(10,114)	20,062
Cost of equipment sales & services	5,160		—	5,160
Selling, general and administrative	34,346		(7,598)	26,748
Depreciation, depletion, amortization and impairment	—		17,712	17,712

	For the Year Ended December 31, 2022
(in thousands)	Ulterra (Historical)	FSLI alignment	Accounting policy adjustment	Ulterra (Historical as adjusted)
Equipment rentals	$331,625	$(331,625)		$—
Equipment sales and services	38,561	(38,561)		—
Other Revenue		370,186		370,186

Cost of equipment rentals	138,621		(44,487)	94,134
Cost of equipment sales & services	16,772		—	16,772
Selling, general and administrative	139,175		(28,164)	111,011
Depreciation, depletion, amortization and impairment	—		72,650	72,650

Note 3 — Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments and Assumptions

A.

Reflects estimated total purchase consideration paid by Patterson-UTI for the respective combination transactions. The following table presents the preliminary consideration paid and preliminary purchase price allocation of assets acquired and liabilities assumed in the combination transactions:

Estimated consideration:	NexTier
(in thousands, except exchange ratio and per share amounts)
Equity Consideration:
Number of shares of NexTier common stock outstanding as of March 31, 2023	230,495
Multiplied by the exchange ratio	0.7520

Number of shares of Patterson-UTI common stock to be issued in connection with the merger	173,332
Patterson-UTI stock price on July 7, 2023	$13.01

Common stock equity consideration	2,255,052
Incentive unit replacement award consideration	67,794
NexTier long-term debt to be repaid by Patterson-UTI	333,375

Estimate of consideration expected to be transferred	$2,656,221

Allocated to:
Cash and cash equivalents	$218,501
Accounts receivable	487,905
Inventory	66,261
Property and equipment	1,060,396
Intangible assets	643,000
Operating lease right-of-use assets	26,471
Finance lease right-of-use assets	79,324
Other assets	49,251
Accounts payable	(335,417)
Accrued liabilities	(253,115)
Federal and state income taxes payable	(8,213)
Operating lease liabilities	(26,471)
Finance lease liabilities	(79,324)
Long-term debt	(27,687)
Deferred tax liabilities	28,108
Other liabilities	(7,977)

Preliminary net assets acquired	1,921,013

Preliminary allocation to goodwill	$735,209

Less historical goodwill	(192,780)

Goodwill pro forma adjustment	$542,429

Estimated consideration:	Ulterra
(in thousands, except exchange ratio and per share amounts)
Equity Consideration:
Number of shares of Patterson-UTI common stock to be issued to Ulterra as merger consideration	34,900
Patterson-UTI stock price on July 7, 2023	$13.01

Common stock equity consideration	$454,049
Net cash consideration	370,000
Fair value of noncontrolling interests	9,117

Consideration expected to be transferred(1)	$833,166

Allocated to:
Accounts receivable	$66,112
Federal and state income taxes receivable	1,402
Inventory	29,985
Other current assets	8,299
Property and equipment	130,943
Intangible assets	307,000
Deferred tax assets	365
Operating lease right-of-use assets	8,071
Accounts payable	(18,668)
Accrued liabilities	(10,483)
Federal and state income taxes payable	(6,232)
Long-term operating lease liabilities	(8,146)
Long-term financing lease liabilities	(6,624)
Deferred tax liabilities	(84,221)

Preliminary net assets acquired	417,803

Preliminary allocation to goodwill	$415,363

Less historical goodwill	(147,314)

Goodwill pro forma adjustment	$268,049

(1)

Under the Ulterra merger agreement, if the trading price of Patterson-UTI common stock (determined by reference to the volume weighted average sales price per share calculated for the 30-trading day period ending with the last complete trading day prior to the closing of the Ulterra acquisition) is less than $10.90 per share, then the Ulterra stockholder may, subject to the terms and conditions of the Ulterra merger agreement, be entitled to receive additional consideration based on the performance of Ulterra during 2024 in an aggregate amount up to approximately $14.0 million, calculated and determined based on the achievement of specified EBITDA targets. The current value of this additional consideration has been determined to be de-minimis based on current trading prices.

The final allocation could differ materially from the preliminary allocation used in the pro forma financial statements. Below is an illustrative sensitivity presentation on the final purchase consideration value. The final purchase price allocation will be determined when Patterson-UTI has completed the detailed valuations and necessary calculations.

	Sensitivity Analysis
(in thousands)	NexTier Purchase Price	NexTier Estimated Goodwill	Ulterra Purchase Price	Ulterra Estimated Goodwill
As presented	$2,656,221	$735,209	$833,166	$415,363
30% increase in Patterson-UTI common stock price	$3,353,075	$1,432,062	$969,381	$551,578
30% decrease in Patterson-UTI common stock price	$1,959,367	$38,354	$696,951	$279,149

B.

Reflects estimated transaction costs that Patterson-UTI expects to incur related to legal, financial advisory and other professional fees in order to consummate the combination transactions, which are not yet reflected in the historical condensed balance sheet of Patterson-UTI.

C.	Reflects property and equipment of NexTier and Ulterra adjusted to fair market value as part of the combination transactions.

	As of March 31, 2023
	NexTier Property and Equipment		Ulterra Property and Equipment
($ in thousands)	Fair value of Property and Equipment, net	Remaining Useful Life	Fair value of Property and Equipment, net	Remaining Useful Life
Land	$13,698	n/a	$2,250	n/a
Land improvements	6,334	6	—	n/a
Buildings and improvements	58,344	20	6,109	20
Leasehold improvements	4,844	9	—	11
Personal property	977,177	4.4	122,584	8

Pro forma property and equipment, net	1,060,396		130,943

Historical property and equipment, net	764,310		65,450

Pro forma adjustment	$296,086		$65,493

D.	As part of the preliminary valuation, Patterson-UTI has recorded the following to reflect the fair value of identifiable intangible assets.

	As of March 31, 2023
	NexTier Intangible Assets		Ulterra Intangible Assets
($ in thousands)	Estimated Fair Value	Remaining Useful Life (1)	Estimated Fair Value	Remaining Useful Life (1)
Customer relationships	$460,000	15	$237,000	15
Trade name	70,000	11	10,000	10
Developed technology	113,000	5	60,000	10

Pro forma intangible assets	643,000		307,000
Historical intangible assets	48,395		243,834

Pro forma adjustment	$594,605		$63,166

E.	Reflects borrowing by Patterson-UTI on its revolving credit facility to pay transaction costs and repay certain indebtedness at the respective closings.

As of March 31, 2023
Pro forma for NexTier financing	Pro forma for Ulterra financing
LoC Facility (Revolver)	LoC Facility (Revolver)
$222,250	$264,909
SOFR+ 1.75%+.10% (~6.92%)	SOFR+ 1.75%+.10% (~6.92%)
27-Mar-26	27-Mar-26

F.

Reflects the repayment of debt at the respective closings and therefore in connection with the combination transactions, net of discounts and deferred financing costs. A portion of the debt repayment will be made with closing cash from Ulterra which has been reflected as a reduction in cash.

G.	Reflects the elimination of NexTier’s and Ulterra’s historical equity accounts and payment of transaction costs for NexTier.

H.

Reflects the increase in deferred tax liabilities resulting from the combination transactions using statutory tax rates. Specifically, these adjustments are the direct result of the acquired intangible assets and property and equipment which will have a different basis for tax and book purposes as well as the impact of jurisdictional netting adjustments and the release of certain valuation allowances as a result of the combination transactions.

I.

Reflects the reduction of NexTier liability classified equity-based compensation awards replaced by Patterson-UTI equity classified awards. These replacement awards are included in consideration as discussed in Note 3A. Any ongoing service requirement for the replaced awards will be expensed over the service period as reflected within Note 4DD.

J.

Reflects derivative instruments that will not be acquired as part of the combination transactions. The merger agreements specifically refer to derivative instruments not being assumed and are also included as consideration in Note 3A.

K.

Reflects the reduction of certain deferred tax liabilities due to the release of certain valuation allowances for Patterson-UTI related to net operating losses that will be able to be utilized as a result of the combination transactions.

L.	Reflects the change in fair value of operating and finance leases in connection with the combination transactions.

Note 4 — Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments and Assumptions

AA: Reflects the additional amortization expense recognized as part of the additional fair value attributed to the intangible assets acquired as part of the combination transactions. Refer to Note 3D.

Three months ended March 31, 2023
($ in thousands)	NexTier Amortization	Ulterra Amortization
Pro forma amortization of intangible assets	$14,908	$5,700
Historical amortization of intangible assets	3,772	5,802

Pro forma adjustment	$11,136	$(102)

Year ended December 31, 2022
($ in thousands)	NexTier Amortization	Ulterra Amortization
Pro forma amortization of intangible assets	$59,630	$22,800
Historical amortization of intangible assets	20,200	23,300

Pro forma adjustment	$39,430	$(500)

These preliminary estimates of fair value will likely differ from final amounts that Patterson-UTI will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the pro forma financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill and annual amortization expense of approximately $0.6 million for the three months ended March 31, 2023 and $6.4 million for the year ended December 31, 2022 for the NexTier merger, and $1.6 million for the three months ended March 31, 2023 and $2.3 million for the year ended December 31, 2022 for the Ulterra acquisition. These calculations are based on the values and useful lives identified in Note 3D.

BB: Reflects the change in depreciation expense recognized as part of the pro forma adjustment to the fair market value of property and equipment. Refer to Note 3C.

Three months ended March 31, 2023
($ in thousands)	NexTier Depreciation	Ulterra Depreciation
Pro forma depreciation	$50,013	$18,218
Historical depreciation	54,873	11,911

Pro forma adjustment	$(4,860)	$6,307

Year ended December 31, 2022
($ in thousands)	NexTier Depreciation	Ulterra Depreciation
Pro forma depreciation	$200,052	$80,870
Historical depreciation	209,059	49,350

Pro forma adjustment	$(9,007)	$31,520

CC: Reflects estimated transaction costs that Patterson-UTI expects to incur related to legal, financial advisory and other professional fees in order to consummate the combination transactions, which are not yet reflected in the historical condensed balance sheet of Patterson-UTI.

DD: Reflects the fair value-based measure of (i) the NexTier stock options and NexTier time-based restricted stock unit awards expected to be converted into Patterson-UTI stock options and Patterson-UTI time-based restricted stock unit awards, respectively, upon the same terms existing immediately prior to the effective time of the mergers and (ii) the NexTier performance-based restricted stock unit awards and performance-based unit awards expected to be converted into Patterson-UTI time-based restricted stock units, in each case, in respect of a number of shares of Patterson-UTI common stock assuming the performance-based vesting requirements applicable to such awards were achieved at the level of actual performance attained through immediately prior to the effective time, and otherwise upon the same terms existing immediately prior to the effective time of the mergers. The expense reflects the portion of the awards to be recognized as stock-based compensation cost in the post-combination financial statements of the combined company. Refer to Note 3I for reduction in liability classified awards.

Three months ended March 31, 2023
($ in thousands)	NexTier Stock-based Compensation Expense
Post-combination stock-based compensation expense	$13,696
Historical compensation expense	(9,995)

Pro forma adjustment	$3,701

Year ended December 31, 2022
($ in thousands)	NexTier Stock-based Compensation Expense
Post-combination stock-based compensation expense	$35,044
Historical compensation expense	(33,117)

Pro forma adjustment	$1,927

EE: Reflects the reduction of interest expense for the repayment of indebtedness not assumed in connection with the combination transactions. Refer to Note 3F.

FF: Reflects the incremental corporate income tax expense (benefit) to be recognized as a part of the pro forma adjustments for the combination transactions at the Patterson-UTI estimated blended statutory tax rate of approximately 23%.

GG: Reflects the incremental interest expense associated with borrowing by Patterson-UTI on its revolving credit facility to pay transaction costs and repay certain indebtedness at closing. Refer to Note 3E.

A 1/8 of a percentage point increase or decrease in the SOFR rate would result in a change in interest expense of approximately $0.5 million for the three months ended March 31, 2023 and approximately $1.9 million for the year ended December 31, 2022 related to borrowing by Patterson-UTI on its revolving credit facility to pay transaction costs and repay certain indebtedness at closing to finance the NexTier merger, and approximately $0.6 million for the three months ended March 31, 2023 and approximately $2.3 million for the year ended December 31, 2022 related to borrowing by Patterson-UTI on its revolving credit facility to pay transaction costs and repay certain indebtedness at closing to finance the Ulterra acquisition.

HH: Reflects the release of a deferred tax asset valuation allowance for Patterson-UTI related to federal net operating losses which are forecasted to become realizable upon consummation of the combination transactions.

Note 5 — Earnings Per Share

The following pro forma weighted average shares calculations have been performed for the three months ended March 31, 2023 and for the year ended December 31, 2022. The unaudited pro forma condensed combined earnings per share (“EPS”), basic and diluted, are computed by dividing net income by the weighted-average number of shares of common stock outstanding as of March 31, 2023, as adjusted for the pro forma share issuances discussed above.

Patterson-UTI has one class of common stock outstanding, which will continue to be outstanding upon the consummation of the combination transactions.

	Three months ended March 31, 2023	Year ended December 31, 2022	Three months ended March 31, 2023	Year ended December 31, 2022
($ in thousands)	Pro Forma Condensed Combined for NexTier Merger	Pro Forma Condensed Combined for NexTier Merger	Pro Forma Condensed Combined for Combination Transactions	Pro Forma Condensed Combined for Combination Transactions
Pro forma net income attributable to common shareholders - basic	$347,741	$444,636	$356,209	$451,357
Basic weighted average shares outstanding	385,421	389,267	420,321	424,167

Pro forma basic earnings per share	$0.90	$1.14	$0.85	$1.06
Pro forma net income attributable to common shareholders - diluted	$347,741	$444,636	$356,209	$451,357
Diluted weighted average shares outstanding	398,921	402,551	433,821	437,451

Pro forma diluted earnings per share	$0.87	$1.10	$0.82	$1.03

Pro forma basic and diluted weighted average shares
Patterson-UTI common shares	212,089	215,935	212,089	215,935
Patterson-UTI common shares issued to Ulterra stockholder			34,900	34,900
Patterson-UTI common shares issued to NexTier shareholders	173,332	173,332	173,332	173,332

Total pro forma basic weighted average shares	385,421	389,267	420,321	424,167

Patterson-UTI equity awards	3,777	3,561	3,777	3,561
Replacement incentive awards issued to NexTier unitholders	9,723	9,723	9,723	9,723

Total pro forma diluted weighted average shares	398,921	402,551	433,821	437,451

COMPARISON OF STOCKHOLDERS’ RIGHTS

NexTier stockholders will receive shares of Patterson-UTI common stock in the mergers. Patterson-UTI and NexTier are both Delaware corporations subject to the DGCL. If the mergers are completed, the rights of NexTier stockholders who become Patterson-UTI stockholders through the receipt of Patterson-UTI common stock and the rights of Patterson-UTI stockholders will be governed by the DGCL, the Patterson-UTI certificate of incorporation and the Patterson-UTI bylaws. The following summary compares the rights of NexTier stockholders to the rights of Patterson-UTI stockholders.

The following summary is not a complete statement of the rights of Patterson-UTI stockholders or NexTier stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Patterson-UTI’s and NexTier’s governing corporate documents, which NexTier stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Patterson-UTI	NexTier
Authorized Capital Stock

Patterson-UTI’s certificate of incorporation authorizes Patterson-UTI to issue 401,000,000 shares of capital stock, consisting of (i) 400,000,000 shares of common stock, par value $0.01 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share. If the Patterson-UTI charter amendment proposal is approved and the mergers are consummated, the authorized Patterson-UTI common stock will increase to 800,000,000 shares.

NexTier’s certificate of incorporation authorizes NexTier to issue 550,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of common stock, par value $0.01 per share, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Patterson-UTI common stock and each share of NexTier common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.

Subject to the discussions in “ —Election of Directors” and “—Amendment of Governing Documents” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law, Patterson-UTI’s governing documents or the rules or regulations of any stock exchange applicable to Patterson-UTI, including with respect to the rights of any preferred stock of Patterson-UTI, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders with respect to such matter at the stockholders’ meeting.

Subject to the discussion in “—Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is provided by law, each holder of shares of NexTier common stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote. Such right is subject to the voting rights of the holders of preferred stock, if any.

NexTier’s bylaws provide that a majority of the votes properly cast is required in an uncontested election of directors, and a plurality of the votes properly cast is required in a contested election of

Patterson-UTI	NexTier

Under Patterson-UTI’s certificate of incorporation. the voting rights of the holders of any preferred stock of Patterson-UTI designated by the Patterson-UTI board will be determined by the Patterson-UTI board. Holders of Patterson-UTI common stock do not have cumulative voting rights.

directors. On any other question than an election of directors, a majority of the votes properly cast is required, except when a larger vote is required by law or NexTier’s certificate of incorporation or NexTier’s bylaws.

Number Of Directors And Size Of Board

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The Patterson-UTI board currently has eight members, which will be increased to 11 members in connection with the consummation of the mergers. Patterson-UTI’s bylaws provide that the number of directors shall be determined from time to time by resolution of the board of directors.

The NexTier board currently has 11 members. NexTier’s certificate of incorporation provides that the number of directors shall be determined by resolution of the board of directors, and shall not be less than 7 directors nor more than 15 directors. NexTier’s bylaws provide that the authorized number of directors may be increased or decreased by the affirmative vote of not less than two-thirds of the then outstanding shares of capital stock of NexTier or by resolution of the board of directors.

Classified Board/Term Of Directors

The DGCL provides that directors of a Delaware corporation may, by the corporation’s certificate of incorporation or by the corporation’s bylaws, be divided into one, two or three classes.

Patterson-UTI’s bylaws provide that each director will serve for a term ending on the date of the next annual meeting following the annual meeting at which such director was elected (provided, that the term of each director will continue until the election and qualification of his or her successor, or otherwise until his or her earlier resignation, removal from office or death).

NexTier’s bylaws provides that all directors are elected annually, and for a one-year term. Each director holds office until the next annual meeting following his or her election and until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, disability, resignation, disqualification or removal.

Election Of Directors

Patterson-UTI’s bylaws provide that directors shall be elected at the annual meeting of stockholders, but when the annual meeting is not held or directors are not elected thereat, they may be elected at a special meeting called and held for that purpose. Individuals receiving the greatest number of votes at an annual or special meeting will be the directors. Elections of directors need not be by written ballot unless any stockholder entitled to vote thereat requests that such election be by written ballot.

NexTier’s bylaws provide that in an election of directors at a meeting of stockholders at which a quorum is present, (i) if, as of the 10th day preceding the date Patterson-UTI first distributes proxy materials for such meeting, the number of nominees exceeds the number of directors to be elected (a “contested election”), then the directors will be elected by a plurality of the votes cast by holders of shares entitled to vote in the election of directors at such meeting and (ii) in an election of directors that

Patterson-UTI	NexTier

Each director will, as a condition to his or her appointment or election as a director or nomination as a director, agree in writing to comply with the terms of Patterson-UTI’s majority voting policy and provide to the board of directors an irrevocable resignation that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which such director faces re-election and (ii) the board of directors’ acceptance of such resignation.

is not a contested election (an “uncontested election”), directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at such meeting. For purposes of the election of directors, (i) a majority of the votes cast means that the number of votes cast “for” a director must exceed the number of votes cast “against” that director, and (ii) abstentions and broker nonvotes shall not be counted as votes cast either “for” or “against” any nominee for director. In an uncontested election, stockholders will be given the choice to cast votes “for” or “against” the election of directors. In a contested election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors.

Elections of directors need not be by written ballot and there is no cumulative voting for the election of directors.

Removal Of Directors

Under Patterson-UTI’s bylaws, all the directors, or all the directors of a particular class, or any individual director may be removed from office, with or without cause, by the vote of holders of a majority of the shares then entitled to vote at an election of directors.

Under NexTier’s certificate of incorporation, and in accordance with the DGCL, subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire NexTier board, may be removed from office at any time only for cause and only by the affirmative vote of the holders of 66 2/3% or more of the voting power of the outstanding shares of NexTier common stock entitled to vote generally in the election of directors.

Vacancies

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Under Patterson-UTI’s bylaws, any vacancy on the Patterson-UTI board may be filled by a majority vote of the remaining directors until an election to fill such vacancies is held. Patterson-UTI stockholders entitled to elect directors will have the right to fill any vacancy in the board ) at any meeting of the stockholders called for that purpose, and any directors elected at any such meeting of stockholders shall serve until the next annual election of directors and until their successors are elected and qualified, or until their earlier resignation, removal from office, or death.

Under NexTier’s certificate of incorporation, and in accordance with the DGCL, vacancies on the board of directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors will be filled solely by a majority of the directors then in office, and not by the stockholders. A director elected to fill a vacancy or a newly created directorship will hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Patterson-UTI	NexTier
Quorum for Board Meetings

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Patterson-UTI’s bylaws provide that a majority of the whole authorized number of directors shall constitute a quorum for the transaction of business, except that a majority of the directors in office shall constitute a quorum for filling a vacancy on the board. Whenever less than a quorum is present at the time and place appointed for any meeting of the Patterson-UTI board, a majority of those present may adjourn the meeting from time to time, until a quorum shall be present. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Patterson-UTI board.

Each of Patterson-UTI’s and NexTier’s bylaws provide that the presence of at least a majority of the total number of authorized directors constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the corporation’s board (except as may be otherwise specifically provided by statute or each corporation’s charter).

Annual Meetings of Stockholders

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of Patterson-UTI’s and NexTier’s bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by the corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The board of directors may postpone, reschedule, or cancel any previously scheduled annual meeting of stockholders.

Quorum for Stockholder Meetings

Under the DGCL the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Except as otherwise required by law or by Patterson-UTI’s governing documents, the presence, in person or by proxy, of the holders of shares of Patterson-UTI’s outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at a meeting will constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

Except as otherwise required by law or provided under NexTier’s certificate of incorporation, the NexTier bylaws provide that at any meeting of the stockholders the presence, in person or by proxy, of a majority of the shares entitled to vote at a stockholders’ meeting constitutes a quorum, except where the presence of a larger number may be required by law.

Patterson-UTI	NexTier
Notice of Annual and Special Meetings of Stockholders

Under the DGCL and each of Patterson-UTI’s and NexTier’s bylaws notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Proxy Access for Director Nominations

Patterson-UTI’s bylaws permit a stockholder, or group of up to 20 stockholders, owning continuously for at least three years shares of Patterson-UTI stock representing an aggregate of at least 3% of Patterson-UTI’s outstanding shares, to nominate and include in Patterson-UTI’s proxy materials director nominees constituting up to the greater of two or 20% of Patterson-UTI’s board of directors, provided that the stockholder(s) and nominee(s) satisfy the requirements in Patterson-UTI’s bylaws.

Neither NexTier’s certificate of incorporation nor NexTier’s bylaws contain proxy access provisions.

Calling Special Meetings of Stockholders

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Patterson-UTI’s certificate of incorporation provides that a special meeting of the stockholders may be called at any time by a majority of the Patterson-UTI board of directors, the Chief Executive Officer of Patterson-UTI, the President of Patterson-UTI or the holders of a majority of issued and outstanding stock of Patterson-UTI entitled to vote at such special meeting.

NexTier’s certificate of incorporation provides that a special meeting of stockholders (i) may be called at any time by the board of directors, and (ii) will be called by the Secretary of the NexTier board upon the written request of stockholders owning at least twenty-five percent (25%) in amount of the entire capital stock of NexTier issued and outstanding, and entitled to vote at the special meeting. The NexTier board of directors may bring business before a special meeting of stockholders called by the Secretary upon the request of the stockholders.

Stockholders Action By Written Consent

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Patterson-UTI’s certificate of incorporation and bylaws do not provide for the stockholders to act by written consent in lieu of a meeting.	NexTier’s certificate of incorporation and bylaws provide that stockholders may not act by written consent in lieu of a meeting.

Patterson-UTI	NexTier
Amendment of Governing Documents

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Pursuant to the DGCL, a proposed amendment to the Patterson-UTI certificate of incorporation must be approved by holders of a majority of the outstanding Patterson-UTI stock entitled to vote on the amendment, voting as a single class.

Amendments to provisions of Patterson-UTI’s bylaws require either the affirmative vote of a majority of the Patterson-UTI board, or the affirmative vote of a majority of the outstanding stock of Patterson-UTI entitled to vote thereon.

NexTier’s certificate of incorporation provides that the NexTier board of directors is expressly authorized to adopt, amend or repeal NexTier’s bylaws, subject to the rights of stockholders entitled to vote with respect thereto to alter and repeal such bylaws. Any adoption, amendment or repeal of the bylaws by the NexTier board of directors shall require the approval of a majority of the entire NexTier board of directors.

Under NexTier’s certificate of incorporation, the affirmative vote of the holders of at least 75% of the then outstanding shares of capital stock of NexTier entitled to vote generally in the election of directors is necessary for the approval of (i) any alteration, amendment or repeal of NexTier’s bylaws and (ii) any amendment or repeal, or adoption of any provisions inconsistent with the provision of NexTier’s certificate of incorporation relating to the alteration, amendment or repeal of NexTier’s bylaws.

Limitation on Liability of Directors

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. An amendment, repeal or elimination of such a provision shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless the provision provides otherwise at the time of such act or omission. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Patterson-UTI’s and NexTier’s certificate of incorporation limits the liability of its directors to the fullest extent permitted by this law.

Specifically, each of Patterson-UTI’s and NexTier’s directors is not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•  for any breach of their duty of loyalty to the corporation or its stockholders;

•  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in
Section 174 of the DGCL; or

•  for any transaction from which the director derived an improper personal benefit.

Patterson-UTI	NexTier

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director or officer of Patterson-UTI or NexTier has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in
Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Each of Patterson-UTI and NexTier may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director or officer of Patterson-UTI or NexTier are contractual and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Patterson-UTI or NexTier. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of
Patterson-UTI’s and NexTier’s bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, elimination, modification, or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending, or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

Anti-Takeover Provisions

Patterson-UTI is subject to Section 203 of the DGCL. Subject to limited exceptions, Section 203 of the DGCL prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and

NexTier has opted out of DGCL Section 203 and its certificate of incorporation does not include any “fair price” provisions.

NexTier’s certificate of incorporation and bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management, including the requirements surrounding the calling of a special meeting of stockholders and the prohibition of stockholder action by written consent, both as described above.

Patterson-UTI	NexTier

directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

In addition to being subject to Section 203 of the DGCL, Patterson-UTI’s certificate of incorporation and bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management, including the requirements surrounding the calling of a special meeting of stockholders and the prohibition of stockholder action by written consent, both as described above.

Exclusive Forum

Unless Patterson-UTI selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States. Internal corporate claims means claims: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Patterson-UTI shall be deemed to have notice of and consented to the provisions of Patterson-UTI’s bylaws.

Unless NexTier consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Delaware Court of Chancery for (i) any derivative action or proceeding brought on behalf of NexTier, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of NexTier to NexTier or NexTier’s stockholders, (iii) any action asserting a claim against NexTier or any director or officer or other employee of NexTier arising pursuant to any provision of the DGCL, NexTier’s certificate of incorporation or NexTier’s bylaws, or (iv) any action asserting a claim against NexTier or any director or officer or other employee of NexTier governed by the internal affairs doctrine, in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of NexTier shall be deemed to have notice of and consented to the provisions of NexTier’s certificate of incorporation.

Appraisal Rights

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. For a discussion on appraisal rights or dissenters’ rights in connection with the mergers, please see “The Mergers—Appraisal Rights or Dissenters’ Rights.”

LEGAL MATTERS

The legality of the shares of Patterson-UTI common stock issuable in the mergers will be passed upon for Patterson-UTI by Gibson, Dunn & Crutcher LLP. Certain U.S. federal income tax consequences relating to the mergers will be passed upon for NexTier by Kirkland & Ellis LLP.

EXPERTS

Patterson-UTI Energy, Inc.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Patterson-UTI’s Annual Report on Form 10-K/A for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NexTier Oilfield Solutions Inc.

The consolidated financial statements of NexTier as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

BEP Diamond Topco L.P.

The consolidated financial statements of BEP Diamond Topco L.P. as of and for the year ended December 31, 2022 incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the report of BDO USA, LLP (n/k/a BDO USA, P.A.), independent auditors, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

Patterson-UTI

Patterson-UTI will hold a regular annual meeting of stockholders in 2024 (the “Patterson-UTI 2024 annual meeting”) regardless of whether the mergers are completed.

Proposals for Inclusion in the Proxy Statement. Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in Patterson-UTI’s proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals to Patterson-UTI in a timely manner. In order to be included in Patterson-UTI’s proxy statement for the 2024 annual meeting, proposals from stockholders must be received by Patterson-UTI no later than the close of business on December 13, 2023, and must otherwise comply with the requirements of Rule 14a-8.

Proposals or Director Nominations not Included in the Proxy Statement. Patterson-UTI’s bylaws establish an advance notice procedure with regard to stockholder proposals and director nominations not included in Patterson-UTI’s proxy statement. For director nominations not included in Patterson-UTI’s proxy statement or stockholder proposals to be properly brought before the 2024 annual meeting by a stockholder, the stockholder must be a stockholder of record on the date of the giving of the notice provided for in Patterson-UTI’s bylaws and on the record date for the determination of stockholders entitled to vote at such annual meeting and must give timely notice of such business in writing to the Secretary of Patterson-UTI. To be timely with respect to the 2024 annual meeting of stockholders, a stockholder’s notice must be delivered to or mailed and received by the close of business at Patterson-UTI’s principal executive offices not earlier than the close of business on February 9, 2024 and not later than the close of business on March 10, 2024, assuming the date of the 2024 annual meeting is not changed by more than 30 days before or after the anniversary date of the 2023 annual meeting. A stockholder’s notice to the Secretary of Patterson-UTI shall contain certain information specified in Patterson-UTI’s bylaws regarding the stockholder and the proposed nominee or stockholder proposal. See Article I, Section 8 of Patterson-UTI’s bylaws. In addition to giving notice pursuant to the advance notice provisions of Patterson-UTI’s bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must also provide the notice required pursuant to Rule 14a-19, the SEC’s universal proxy rule, to the Secretary of the Company regarding such intent no later than April 9, 2024.

Proxy Access Procedures. Patterson-UTI’s bylaws permit a stockholder, or group of up to 20 stockholders, owning continuously for at least three years shares of Patterson-UTI stock representing an aggregate of at least 3% of our outstanding shares, to nominate and include in our proxy materials director nominees constituting up to the greater of two or 20% of our Board, provided that the stockholder(s) and nominee(s) satisfy the requirements in Patterson-UTI’s bylaws. See Article I, Section 11 of Patterson-UTI’s bylaws. Written notice of proxy access director nominees must be received by the close of business at Patterson-UTI’s principal executive offices not earlier than December 13, 2023 and not later than January 12, 2024, assuming the date of the 2024 annual meeting is not changed by more than 30 days before or after the anniversary date of the 2023 annual meeting.

NexTier

If the NexTier merger proposal is approved by the requisite vote of NexTier stockholders and the mergers are completed, NexTier will become a wholly owned subsidiary of Patterson-UTI and, consequently, NexTier will not hold an annual meeting of its stockholders in 2024. NexTier stockholders will be entitled to participate, as Patterson-UTI stockholders following the mergers, in the Patterson-UTI 2024 annual meeting of stockholders.

If the NexTier merger proposal is not approved by the requisite vote of NexTier stockholders or if the mergers are not completed for any reason, NexTier intends to hold an annual meeting of its stockholders in 2024.

Stockholders of record who intend to submit a proposal or a nomination of an individual to serve as a director at the annual meeting of NexTier stockholders in 2024 (if held) must provide written notice to NexTier in accordance with NexTier’s bylaws. Under NexTier’s bylaws, such notice must be received at NexTier’s principal executive offices, addressed to the Secretary of NexTier, not earlier than February 14, 2024 nor later than March 15, 2024, which are dates at least 90 days but not more than 120 days in advance of the first anniversary of the date of the 2023 annual meeting of NexTier stockholders. Stockholders are also advised to review NexTier’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Stockholders who intend to submit a proposal at 2024 annual meeting of NexTier stockholders (if held) and desire that such proposal be included in the proxy materials for such meeting must follow the procedures prescribed in NexTier’s bylaws and Rule 14a-8 under the Exchange Act. To be eligible for inclusion in the proxy materials, stockholder proposals must be received by the Secretary of NexTier at NexTier’s principal executive offices no later than December 30, 2023. In addition to satisfying the foregoing requirements under NexTier’s bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than NexTier’s nominees must provide notice to the Secretary of NexTier that sets forth the information required by Exchange Act Rule 14a-19 no later than April 15, 2024, which is the date 60 calendar days prior to the first anniversary of the date of the 2023 annual meeting of stockholders.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable:

Patterson-UTI Energy, Inc. 10713 W. Sam Houston Pkwy N., Suite 800 Houston, Texas 77064 (281) 765-7100	NexTier Oilfield Solutions Inc. 3990 Rogerdale Rd. Houston, Texas 77042 (713) 325-6000

WHERE YOU CAN FIND MORE INFORMATION

Patterson-UTI and NexTier each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Patterson-UTI and NexTier, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Patterson-UTI’s or NexTier’s website for more information about Patterson-UTI and NexTier, respectively. Patterson-UTI’s website is www.patenergy.com and NexTier’s website is www.nextierofs.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Patterson-UTI has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of Patterson-UTI common stock in the first merger. The registration statement, including the attached exhibits, contains additional relevant information about Patterson-UTI and NexTier. The rules and regulations of the SEC allow Patterson-UTI and NexTier to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Patterson-UTI and NexTier to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Patterson-UTI or NexTier documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Patterson-UTI and NexTier have previously filed with the SEC. These documents contain important information about Patterson-UTI and NexTier, their respective financial condition and other matters.

Patterson-UTI SEC Filings (SEC File No. 001-39270; CIK No. 0000889900)	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year ended December 31, 2022, as originally filed on February 13, 2023, and as amended by Form 10-K/A filed on July 17, 2023

Quarterly Report on Form 10-Q	Fiscal Quarter ended March 31, 2023

Current Reports on Form 8-K	Filed on January 3, 2023, January 4, 2023, February 8, 2023, April 27, 2023, June 8, 2023, June 15, 2023, June 16, 2023, July 5, 2023, July 17, 2023, July 26, 2023 and July 28, 2023 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022	Filed on April 11, 2023

The description of Patterson-UTI common stock contained in its Registration Statement on Form 8-A, as that description may be updated from time to time.	Filed on January 14, 1997, as amended April 21, 2020, July 23, 2020 and in Exhibit 4.1 to the Patterson-UTI Form 10-K

NexTier SEC Filings (SEC File No. 001-37988; CIK No. 0001688476)	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year ended December 31, 2022

Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2023 and June 30, 2023

Current Reports on Form 8-K	Filed on February 14, 2023, April 24, 2023, June 14, 2023, June 15, 2023 and July 28, 2023 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022	Filed on April 28, 2023

The description of NexTier common stock contained in its Registration Statement on Form 8-A, as that description may be updated from time to time.	Filed on January 18, 2017, as amended in Exhibit 4.2 to the NexTier Form 10-K

In addition, Patterson-UTI and NexTier incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Patterson-UTI special meeting and the NexTier special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Patterson-UTI or NexTier, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

Patterson-UTI Energy, Inc. 10713 W. Sam Houston Pkwy N., Suite 800 Houston, Texas 77064 (281) 765-7100	NexTier Oilfield Solutions Inc. 3990 Rogerdale Rd. Houston, Texas 77042 (713) 325-6000

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Neither Patterson-UTI nor NexTier has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                ], 2023, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date.

Further, you should also assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Patterson-UTI stockholders or NexTier stockholders nor the issuance by Patterson-UTI of shares of Patterson-UTI common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Patterson-UTI and NexTier made to the other in the merger agreement. Representations and warranties made by Patterson-UTI, NexTier and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

among

PATTERSON-UTI ENERGY, INC.,

PECOS MERGER SUB INC.,

PECOS SECOND MERGER SUB LLC

and

NEXTIER OILFIELD SOLUTIONS INC.

Dated as of June 14, 2023

As Amended

A-i

ARTICLE VI INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT		25

6.1	Parent Capital Structure	25
6.2	Parent Recommendation and Fairness	26
6.3	Parent Voting Requirements	26
6.4	Merger Subs	26
6.5	Parent Brokers and Finders	27
6.6	Company Capital Structure	27
6.7	Company Recommendation and Fairness	27
6.8	Company Brokers and Finders	28
6.9	Company Voting Requirements	28

ARTICLE VII COVENANTS		28

7.1	Interim Operations	28
7.2	Acquisition Proposals; Change of Recommendation	32
7.3	Proxy Statement/Prospectus Filing; Information Supplied	36
7.4	Stockholders Meetings	37
7.5	Cooperation; Efforts to Consummate	38
7.6	Status Notifications	40
7.7	Termination of Indebtedness	40
7.8	Information; Access and Reports	41
7.9	Stock Exchange Listing and Delisting	42
7.10	Publicity	42
7.11	Employee Benefits	42
7.12	Certain Tax Matters	44
7.13	Expenses	45
7.14	Indemnification; Directors’ and Officers’ Insurance	45
7.15	Takeover Statutes	46
7.16	Section 16 Matters	47
7.17	Stockholder Litigation	47
7.18	Parent Sub Stockholder Consent	47
7.19	Company Stockholders Agreement	47
7.20	Forum Selection Bylaw	47

ARTICLE VIII CONDITIONS		47

8.1	Conditions to Each Party’s Obligation to Effect the Mergers	47
8.2	Conditions to Obligations of the Parent Parties	48
8.3	Conditions to Obligation of the Company	48

ARTICLE IX TERMINATION		49

9.1	Termination	49
9.2	Effect of Termination	51

ARTICLE X MISCELLANEOUS AND GENERAL		53

10.1	Survival	53
10.2	Amendment; Waiver	53
10.3	Counterparts	53
10.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	54
10.5	Specific Performance	54
10.6	Notices	54

A-ii

10.7	Definitions	55
10.8	Entire Agreement	65
10.9	Third-Party Beneficiaries	65
10.10	Fulfillment of Obligations	65
10.11	Non-Recourse	66
10.12	Severability	66
10.13	Interpretation; Construction	66
10.14	Successors and Assigns	67
10.15	Disclosure Letters	67
10.16	Exclusive Remedy	67

Exhibits
Exhibit A	Governance Policy
Exhibit B	Forum Selection Bylaw

A-iii

AGREEMENT AND PLAN OF MERGER*

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 14, 2023, is entered into by and among Patterson-UTI Energy, Inc., a Delaware corporation (“Parent”), Pecos Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Parent Sub”), Pecos Second Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“LLC Sub” and, together with Parent and Parent Sub, the “Parent Parties”), and NexTier Oilfield Solutions Inc., a Delaware corporation (the “Company”). Each of Parent and the Company are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties intend to effect: (a) at the Effective Time, the merger (the “First Company Merger”) of Parent Sub with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein; and (b) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into LLC Sub, with LLC Sub continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers (the “Transactions”), are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), (b) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption and (d) resolved to recommend that the holders of shares of Company Common Stock vote in favor of the adoption of this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and the holders of shares of Parent common stock, par value $0.01 per share (the “Parent Common Stock”), (b) approved and declared advisable this Agreement, the Parent Charter Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance and the Parent Charter Amendment be submitted to the holders of Parent Common Stock for their approval, and (d) resolved to recommend that the holders of shares of Parent Common Stock vote in favor of the Share Issuance and the Parent Charter Amendment;

WHEREAS, the board of directors of Parent Sub has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent Sub and Parent, its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) determined to submit the approval of the adoption of this Agreement to Parent, as sole stockholder of Parent Sub, and (d) resolved to recommend to Parent, as sole stockholder of Parent Sub, that Parent approve the adoption of this Agreement;

WHEREAS, Parent (a) as the sole member of LLC Sub has approved and adopted this Agreement concurrently with its execution pursuant to Section 18-404 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”), and (b) as the sole stockholder of Parent Sub will adopt this Agreement pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) immediately following the execution hereof (collectively, the “Parent Consents”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of Keane Investor Holdings LLC, a Delaware limited liability company, and Cerberus Capital Management, L.P., a Delaware limited partnership, has

*	As amended by First Amendment to Agreement and Plan of Merger, dated as of July 27, 2023 entered into a Support Agreement and Irrevocable Proxy with Parent, dated as of the date of this Agreement, whereby subject to the terms set forth therein, Keane Investor Holdings LLC has agreed to vote to adopt this Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Mergers, taken together, constitute an integrated plan and will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Parent Sub shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Parent Sub shall cease, and the Company shall continue as the Surviving Corporation and a direct, wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable parties hereto shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, to effect the First Company Merger. The First Company Merger shall become effective at such time on the Closing Date as the applicable parties hereto shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into LLC Sub. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and LLC Sub shall be the Surviving Company and a direct, wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable parties hereto shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”), which the applicable parties hereto shall specify in the Second Certificate of Merger.

1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas 77002 at 9:00 a.m. (Eastern time) on the second Business Day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or (to the extent permissible) waiver of such conditions) shall be satisfied or (to the extent permissible) waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Parent Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Parent Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation, and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and LLC Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and LLC Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Merger Consideration; Conversion of Shares of Parent Sub Common Stock; Conversion of Shares of Company Common Stock. At the Effective Time, by virtue of the First Company Merger and without any action on the part of any of the parties hereto or any holder of any capital stock of the Company, each share of common stock, par value $0.01 per share, of Parent Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time including each Company Restricted Stock Award but other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall automatically be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to 0.7520 (the “Exchange Ratio”) (such number of shares of Parent Common Stock, the “Merger Consideration”). At the Effective Time, all Excluded Shares shall, as a result of the First Company Merger and without any action on the part of the parties hereto or any holder of such Excluded Shares, be cancelled and shall cease to exist, and no consideration shall be paid or delivered in exchange therefor.

2.2 Cancellation of Shares of Company Common Stock. At the Effective Time, by virtue of the First Company Merger and without any action on the part of the parties hereto or any holder of any capital stock of the Company, all of the Eligible Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration pursuant to this Article II and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3; provided, that nothing in this Agreement (including this Article II and Article III) shall (a) affect the right of the holders of shares of Company Common Stock to receive any dividend or other distribution that was declared on Company Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement or (b) give holders of Company Common Stock the right to receive any dividend or other distribution declared on Parent Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement.

2.3 Treatment of Long Term Incentive Awards. This Section 2.3 shall govern the treatment of all Company Equity Awards in connection with the Transactions.

(a) Company Long Term Incentive Awards.

(i) Each Company Option Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company Option Award, but shall be converted into an option to purchase that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option Award immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option Award divided by (B) the Exchange Ratio (a “Converted Option Award”).

(ii) Each Company PSU Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and remain subject to the same terms and conditions (including time-based vesting through the Time Vesting Date (as defined in the applicable award agreement pursuant to which the Company PSU Award was granted), vesting under any retirement programs and dividend equivalent rights, but excluding any continued performance-based vesting requirements) as were applicable to such Company PSU Award, but shall be converted into an award with respect to (or with Settlement Value (as defined in the applicable award agreement pursuant to which the Company PSU Award was granted) determined by reference to) a number of shares of Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU Award and (y) the Exchange Ratio (a “Converted PSU Award”). For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company PSU Award shall be deemed to be the number of shares subject to the Company PSU Award with performance deemed achieved at the level of actual performance attained through immediately prior to the Closing Date.

(iii) Each Company RSU Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holders thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company RSU Award, but shall be converted into an award with respect to a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU Award and (y) the Exchange Ratio (a “Converted RSU Award”). Following the Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including, as applicable, dividend equivalent rights and vesting and forfeiture terms, including vesting under any retirement programs) as were applicable to the Company RSU Award immediately prior to the Effective Time.

(b) Company Actions. At or prior to the Effective Time, the Company and the Company Board (and the compensation committee of the Company Board), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Option Awards, Company RSU Awards and Company PSU Awards, (collectively, the “Company Equity Awards”) pursuant to Section 2.3(a).

(c) Parent Actions. Parent shall take all actions that are necessary for the treatment of Company Equity Awards pursuant to Section 2.3(a), including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.3. If registration of any plan interests in any Benefit Plan or the shares of Parent Common Stock issuable in satisfaction of any (i) Company Equity Awards or (ii) Converted Option Award, Converted PSU Awards, or Converted RSU Awards (collectively, “Converted Awards”) following the Effective Time (and giving effect to this Section 2.3) is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 with respect to such shares of Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plans or other Company Benefit Plans, Company Equity Awards or Converted Awards, as applicable, remain outstanding or in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

3.1 Exchange Agent. Parent shall deposit or cause to be deposited with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (a) at or prior to the Effective Time, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Parent Common Stock required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and (b) as promptly as reasonably practicable following the Effective Time, an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares (such shares of Parent Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 being the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited or invested by the Exchange Agent as directed by Parent; provided, that no such deposit or investment (or any loss resulting therefrom) shall affect the amount of cash payable to former holders of Eligible Shares pursuant to the provisions of this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent.

3.2 Procedures for Surrender.

(a) With respect to Certificates, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent or transfer of Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”) to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Non-DTC Book-Entry Shares and such other provisions as Parent or the Exchange Agent may reasonably specify) (the “Letter of Transmittal”) and (ii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly completed and validly executed Letter of Transmittal in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5 plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b) With respect to Non-DTC Book-Entry Shares, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a Letter of Transmittal and (ii) instructions for transferring the Non-DTC Book-Entry Shares in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of Non-DTC Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Non-DTC Book-Entry Shares in exchange therefore, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5, plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

(c) With respect to Book-Entry Shares held through DTC, the Company and Parent shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the aggregate Merger Consideration issuable and payable in respect thereof, cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

(d) No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(e) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not payable.

3.3 Distributions with Respect to Unexchanged Shares of Company Common Stock. All shares of Parent Common Stock to be issued pursuant to the First Company Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Parent Common Stock with a record date at or after the Effective Time shall be paid to any holder of any unsurrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with Article II, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender.

3.4 No Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5 Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (a) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1, and (b) an amount equal to the average of the daily volume weighted average price per share of Parent Common Stock on the Nasdaq (as such daily volume weighted average price per share is reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) calculated for the ten consecutive Trading Days ending on the second full Trading Day immediately prior to (and not including) the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1. The Parties acknowledge that the payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed as of the date that is 12 months after the Closing Date shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

3.7 Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, as if such lost, stolen or destroyed Certificate had been surrendered.

3.8 Withholding Rights. Each of Parent, the Surviving Corporation, the Surviving Company, the Company and the Exchange Agent, and any other withholding agent, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Eligible Shares and Company Equity Awards, or any other Person pursuant to the terms of this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or non-U.S. Tax Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are so deducted or withheld, and paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Eligible Shares and Company Equity Awards, as applicable, in respect of which such deduction or withholding was made, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having delivered such Parent Common Stock to such Person, sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on the Nasdaq on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.

3.9 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period shall have been declared, then the Merger Consideration shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent Common Stock the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.10 No Liability. None of the Company, the Parent Parties, or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

ARTICLE IV

GOVERNANCE AND ADDITIONAL MATTERS

4.1 Governance and Additional Matters.

(a) Governing Documents.

(i) At the Effective Time, by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Parent Sub or any other Person, (x) the certificate of incorporation of the Company shall be amended so that it reads in its entirety the same as the certificate of incorporation of Parent Sub as in effect immediately prior to the Effective Time (except that all references therein to Parent Sub shall be automatically amended to become references to the Surviving Corporation and the provisions naming the initial director(s) or incorporator(s) of Parent Sub shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law and (y) the bylaws of the Company shall be amended so that they read in their entirety the same as the bylaws of Parent Sub as in effect immediately prior to the Effective Time (except that all references therein to Parent Sub shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

(ii) As of the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, LLC Sub or any other Person, the certificate of formation and limited liability company agreement of LLC Sub in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time until thereafter amended as provided therein or by applicable Law.

(b) Board of Directors of the Surviving Corporation. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Parent Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

(c) Officers of the Surviving Corporation. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Parent Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(d) Board of Directors of Parent. Prior to the Effective Time, Parent and the Company shall take all actions necessary (including by securing and causing to be delivered to Parent and the Company (with evidence thereof provided to Parent and the Company, as applicable) the resignations of then-serving directors of the Parent Board who are not Parent Designees and of the Company Board) to cause, in each case, effective as of the Effective Time: (i) the number of directors constituting the full board of directors of Parent (the “New Board”) to be 11 members; (ii) the New Board to be composed of: (A) six directors from among the members of the Parent Board as of the date of this Agreement designated by mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board prior to the mailing of the Proxy Statement/Prospectus, which shall include the Chief Executive Officer of Parent as of immediately prior to the Effective Time (the “Parent Designees”); and (B) five directors from among the members of the Company Board as of the date of this Agreement designated by mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board prior to the mailing of the Proxy Statement/Prospectus, which shall include the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time (the “Company Designees”); (iii) all of the Parent Designees and the Company Designees to be appointed, elected and approved as directors of the New Board by a vote of at least a majority of the Parent Board in office as of immediately prior to the Effective Time; and (iv) (x) the Chairman of the Parent Board as of immediately prior to the Effective Time shall be appointed to serve as Chairman of the New Board and (y) the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time shall be appointed to serve as Vice Chairman of the New Board. If, prior to the Effective Time, any Parent Designee is unwilling or unable to serve (or to continue to serve) as a director on the New Board following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such individual shall be selected by the mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board from the individuals who are members of the Parent Board as of the date of this Agreement, and such replacement shall constitute a Parent Designee for all purposes under this Agreement. If, prior to the Effective Time, any Company Designee is unwilling or unable to serve as a director on the New Board following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such individual shall be selected by the mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board from the individuals who are members of the Company Board as of the date of this Agreement and such replacement shall constitute a Company Designee for all purposes under this Agreement. At least five of the Parent Designees and at least four of the Company Designees shall meet the independence standards of the Nasdaq as may be applicable with respect to Parent as of the Effective Time.

(e) Officers of Parent. Prior to the Effective Time, Parent shall take all actions necessary to cause, effective as of the Effective Time, William A. Hendricks, Jr. to be appointed to serve as the chief executive officer of Parent, C. Andrew Smith to be appointed to serve as the chief financial officer of Parent, Kenneth Pucheu to be appointed to serve as the chief integration officer of Parent, and Matthew Gillard to be appointed to serve as the head of the completions business unit of Parent. If, prior to the Effective Time, any individual to be appointed pursuant to the preceding sentence is unable or unwilling to serve as a member of executive management of Parent in the capacity set forth in this Agreement, then a substitute individual shall be selected by mutual agreement of Parent and the Company. Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause, effective as of the Effective Time, the executive officers (other than the officers specified in the preceding sentences) of Parent and its Subsidiaries to be those individuals selected by the Chief Executive Officer of Parent on a merit basis, after consultation with the President and Chief Executive Officer of the Company and the Chief Financial Officers of the Company and Parent and without consideration of whether the persons selected serve as officers or employees of the Company or Parent prior to the Effective Time.

(f) Pre-Closing Integration Planning. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, subject to applicable Law, cooperate with the other Party in connection with planning the integration of the businesses of the Company and Parent, the identification of synergies and the adoption of best practices for Parent and its Subsidiaries following the Effective Time. In furtherance of the foregoing, promptly following the date of this Agreement, the respective Chief Executive Officers and Chief Financial Officers of the Company and Parent shall mutually develop an integration plan with the assistance of an integration team, the members of which shall be persons selected by the respective Chief Executive Officers and Chief Financial Officers of the Company and Parent, and such integration team shall meet at least every other week (unless otherwise determined by the respective Chief Executive Officers and Chief Financial Officers of the Company and Parent) prior to the Closing Date (subject to applicable Law and the approval of their respective legal counsels) and as otherwise reasonably requested by the Company or Parent to conduct transition and integration planning.

(g) Post-Closing Integration. From and after the Effective Time, the chief integration officer of Parent and the chief financial officer of Parent shall, until the integration of Parent and the Company is substantially complete, lead an integration team (and each shall report directly to the Chief Executive Officer of Parent), the members of which shall (with the approval of the Chief Executive Officer of Parent) be persons selected by the chief integration officer of Parent and the chief financial officer of Parent.

(h) Committees of the New Board. Parent shall take all actions necessary to, effective as of the Effective Time, in each case selected with mutual agreement by Parent and the Company, (i) cause the Nominating and Corporate Governance Committee of the New Board to consist of an equal number of Parent Designees and Company Designees and (ii) cause each other committee of the New Board to consist of at least one Company Designee, such that the membership of all committees (excluding the Executive Committee) of the New Board, taken as a whole, consists of an equal number of Parent Designees and Company Designees.

(i) Name and Trading Symbol. The name and the ticker symbol of Parent as of the Effective Time shall be the name and the ticker symbol of Parent as of the date hereof.

(j) Headquarters. As of the Effective Time, Parent’s principal executive offices and headquarters will be located at Parent’s existing principal executive offices and headquarters in Houston, Texas.

(k) Governance Period. At or prior to the Closing, Parent shall take all actions (including holding a meeting of the Parent Board (or a duly authorized committee thereof)) to approve and adopt the governance policy set forth on Exhibit A (the “Governance Policy”). For a period of two years following the Effective Time (the “Governance Period”), unless required by applicable Law or stock exchange rule (as determined in good faith by the Parent Board after consultation with outside legal counsel), Parent shall not amend, modify or terminate or agree to amend, modify or terminate the Governance Policy or take any action, or agree to take any action that would have the effect of causing Parent to no longer be bound by the Governance Policy, except as approved by at least 75% of the number of directors then serving on the Parent Board. Throughout the duration of the Governance Period, unless required by applicable Law or stock exchange rule (as determined in good faith by the Parent Board after consultation with outside legal counsel), Parent shall comply in all material respects with the Governance Policy. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) each non-management Parent Designee and each Company Designee shall be an express third-party beneficiary of Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k) and (ii) Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k) shall survive consummation of the Transaction until the expiration of the Governance Period and shall be enforceable by any of such non-management Parent Designee and each Company Designee against Parent and its successors and assigns; provided, however, that none of such persons shall be entitled to bring any claim for damages or other remedies at law or equity except for claims for injunctive relief to specifically perform the actions contemplated by Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k); provided, further, that any and all fees, costs and expenses incurred by any Parent Designee or Company Designee in enforcing Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k) shall be paid for by Parent.

ARTICLE V

MUTUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT

Except as set forth in the Reports of the Company or Parent, as applicable, filed with or furnished to the SEC during the period from January 1, 2021 through the day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent (the “Parent Disclosure Letter”) or delivered to Parent by the Company (the “Company Disclosure Letter” and, each of the Parent Disclosure Letter and the Company Disclosure Letter, a “Disclosure Letter”) concurrently with the execution and delivery of this Agreement, Parent hereby represents and warrants to the Company, with respect to itself and its Subsidiaries, and the Company hereby represents and warrants to the Parent Parties, with respect to itself and its Subsidiaries, that:

5.1 Organization Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. The Company has made available to Parent, and Parent has made available to the Company, complete and correct copies of such Party’s Organizational Documents, each as amended prior to the execution of this Agreement. Such Party is not in material violation of any of the provisions of such Party’s Organizational Documents.

5.2 Subsidiaries. Section 5.2 of such Party’s Disclosure Letter sets forth a true and complete list of each Subsidiary of such Party, including its jurisdiction of incorporation or formation. Section 5.2 of such Party’s Disclosure Letter also sets forth such Party’s or its Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly owned Subsidiaries of such Party. There are no outstanding contractual obligations of such Party or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of such Party or any other Person, other than guarantees by such Party of any indebtedness or other obligation of any direct or indirect wholly owned Subsidiary of such Party. No Subsidiary of such Party owns any shares of Company Common Stock or Parent Common Stock.

5.3 Corporate Authority; Approval. Such Party has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by such Party have been duly authorized by all necessary corporate action on the part of such Party, in each case subject only to, in the case of Parent, approval of (a) the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of shares of Parent Common Stock representing a majority of votes properly cast on the Share Issuance and (b) an amendment to the Parent Charter to increase the authorized number of shares of Parent Common Stock to 800,000,000 shares (the “Parent

Charter Amendment”) by the votes of holders of the requisite number of shares of Parent Common Stock entitled to vote thereon, in accordance with Parent’s Organizational Documents and the DGCL (as in effect at the time of such meeting of the Parent stockholders or any adjournment or postponement thereof), in each case, at a meeting of the Parent stockholders duly called and held for such purpose (clauses (a) and (b), collectively, the “Requisite Parent Vote”), and in the case of the Company, adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a meeting of the Company stockholders duly called and held for such purpose (the “Requisite Company Vote”). Assuming the due execution and delivery by the other Party, this Agreement constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

5.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (“Filings”) (i) pursuant to the DGCL, the DLLCA, the HSR Act, the Exchange Act and the Securities Act, (ii) required to be made with the NYSE or the Nasdaq, (iii) pursuant to federal and state securities, takeover and “blue sky” Laws and (iv) included in Section 5.4(a) of such Party’s Disclosure Letter (collectively, the “Approvals”), no Filings are required to be made or obtained by such Party with, nor are any required to be obtained by such Party with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party (provided, that clause (D) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 5.4(a)).

(b) Subject to obtaining the Requisite Parent Vote and the Requisite Company Vote, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Party or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any Contract binding upon such Party or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a) under any Law to which such Party or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon such Party or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party (provided, that clauses (C) and (D) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 5.4(b)).

5.5 Reports; Internal Controls.

(a) Such Party has filed or furnished, as applicable, on a timely basis, all forms, schedules, prospectuses, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2021 (the “Applicable Date”) (the forms, schedules, prospectuses, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing), such Party’s Reports did not, and any of such Party’s Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of such Party is subject to periodic reporting requirements of the Exchange Act other than as part of such Party’s consolidated group or required to file any form, report or other document with the SEC, the NYSE, the Nasdaq, any other stock exchange or comparable Governmental Entity other than routine and ordinary filings (such as filings regarding ownership holdings or transfers).

(b) Such Party is, and has been at all times since the Applicable Date, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the Nasdaq, as applicable. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, neither such Party nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of such Party.

(c) Since the Applicable Date, such Party has maintained disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information relating to such Party, including its consolidated Subsidiaries, required to be disclosed in such Party’s periodic and current reports under the Exchange Act is accumulated and communicated to such Party’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of such Party have evaluated the effectiveness of such Party’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Report of such Party that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Such Party is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among such Party, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any agreement described in Section 303(a)(4) of Regulation S-K promulgated under the Exchange Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, such Party in such Party’s consolidated financial statements.

(e) Such Party maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(f) Since the Applicable Date, none of such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party has received any oral or written notification of (i) any “significant deficiency” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and has identified for such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party any “material weakness” in internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in such Party’s internal controls over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from such Party’s employees regarding questionable accounting or auditing matters, have been received by such Party. Since the Applicable Date, no attorney representing such Party or any of its Subsidiaries, whether or not employed by such Party or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by such Party or any of its officers, directors, employees or agents to such Party’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or such Party’s policy contemplating such reporting, including in instances not required by those rules. Since the Applicable Date, any material change in internal control over financial reporting required to be disclosed in any Report has been so disclosed.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to such Party’s Reports. To the Knowledge of such Party, none of such Party’s Reports is subject to ongoing review or outstanding SEC comment or investigation. Such Party has made available to the other Party true, correct and complete copies of all written correspondence between the SEC, on the one hand, and such Party and any of its Subsidiaries, on the other hand, with respect to open comments occurring since the Applicable Date.

5.6 Financial Statements. The financial statements (including related notes, if any) of such Party included in the Reports of such Party at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (b) were prepared in all material respects in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and (c) fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments which are not material in significance or amount, and to any other adjustments described therein, including the notes thereto) the consolidated financial position of such Party and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. The books and records of such Party and its Subsidiaries are accurate and complete, in all material respects, have been maintained in accordance with sound business practices and GAAP (to the extent applicable) and accurately present and reflect in all material respects all of the transactions and actions described therein and such Party’s financial statements have been prepared, in all material respects, in accordance with such books and records.

5.7 Absence of Certain Changes or Events.

(a) Since December 31, 2022 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their businesses in all material respects in the Ordinary Course.

(b) Since December 31, 2022, there has not been any Effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.8 Litigation and Liabilities.

(a) There are no Proceedings (other than arising from or relating to the Mergers or any of the other transactions contemplated by this Agreement) before any Governmental Entity pending against or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries, or any of their respective properties or assets or directors or officers, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b) Except for obligations and liabilities (i) reflected or reserved against in such Party’s most recent consolidated balance sheets (or the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such Party’s most recent consolidated balance sheets included in such Party’s Reports filed prior to the date of this Agreement, or (iii) incurred in connection with or contemplated by this Agreement, there are no obligations or liabilities of any nature of such Party or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required by GAAP to be set forth on a consolidated balance sheet of such Party, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c) Neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. There has not been since the Applicable Date nor are there currently any internal investigations or inquiries being conducted by such Party, such Party’s board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

5.9 Employee Benefits.

(a) Section 5.9(a) of such Party’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of such Party. With respect to each material Benefit Plan, such Party has provided or made available to the other Party a current, accurate and complete copy of each of the following, to the extent applicable: (i) each material Benefit Plan document, (ii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description and any summaries of material modifications and (iv) the Form 5500 and attached schedules for the three most recent plan years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Benefit Plan (including any related trusts), has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by such Party or any of its Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued and reflected in such Party’s consolidated financial statements in accordance with GAAP and (iii) there are no pending or, to the Knowledge of such Party, threatened (in writing) claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto.

(c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code, and to the Knowledge of such Party, nothing has occurred that would be reasonably expected to materially adversely affect the qualification of any such Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Benefit Plan, neither such Party nor any of its Subsidiaries has engaged in a transaction in connection with which such Party or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed pursuant to Sections 4975 or 4976 of the Code.

(d) Neither such Party nor any of its Subsidiaries nor any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) maintains, sponsors or contributes to, or has within the past six years maintained, sponsored or contributed to, or has any material liability with respect to (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a Multiemployer Plan.

(e) Except as required by Section 4980B of the Code (“COBRA”) or comparable state Law, no Benefit Plan provides material retiree or post-employment medical, life insurance or other welfare benefits to any Person, and none of such Party or any of its Subsidiaries has any obligation to provide such benefits (excluding such Benefit Plan that provides for employer payment or subsidy of COBRA premiums). No Party or any of its Subsidiaries has any material liability under Sections 4980D, 4980H, 6721 or 6722 of the Code.

(f) Except as set forth in Section 5.9(f) of such Party’s Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Service Provider to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Service Provider, (iii) directly or indirectly cause either such Party to transfer or set aside any assets to fund any benefits under any Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).

(g) Neither such Party nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement of such Party of any of its Subsidiaries provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all Benefit Plans that are maintained primarily for the benefit of Service Providers outside of the United States (“Non-U.S. Benefit Plans”) comply with their terms and applicable local Law, and (ii) each Non-U.S. Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and each Non-U.S. Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment. No Non-U.S. Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA).

5.10 Labor Matters.

(a) No labor organization or group of Service Providers of any Party or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of such Party, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are, and since the Applicable Date have been, no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of such Party, threatened against or involving any Party or any of their respective Subsidiaries. No Party or its Subsidiaries is subject to or bound by any collective bargaining agreement or other Contract with, and no employee of any Party or its Subsidiaries are represented by (with respect to their employment by such Party or its Subsidiaries), any labor union, works council, or other labor organization or employee representative. To the Knowledge of such Party, there are, and since the Applicable Date have been, no union organizing activities pending or threatened with respect to employees of any Party or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) each Party and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment standards, workers’ compensation, terms and conditions of employment, employment and employment practices, the termination of employment, wages and hours, classification of employees as exempt or non-exempt, immigration, equal employment opportunities (including the prevention of sexual harassment), the provision of meal and rest breaks, pay for all working time, classification of independent contractors, employee training and notices, affirmative action, COVID-19, unemployment insurance, and occupational safety and health, and (ii) no Party or any of its Subsidiaries has any liability or obligation under the WARN Act that remains unsatisfied.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party, there have been no written or other formal claims or investigations of harassment, discrimination, retaliation or similar actions against any senior manager, officer or director of such Party or its Subsidiaries at any time since the Applicable Date.

(d) To the Knowledge of such Party, since the Applicable Date, no allegations of sexual harassment have been made to such Party or its Subsidiaries against any individual in his or her capacity as a Service Provider to such Party or its Subsidiaries at a level of Senior Vice President or above.

5.11 Compliance with Laws; Licenses.

(a) The businesses of such Party and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b) Except with respect to regulatory matters covered by Section 7.5, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, nor has such Party received any notice or communication of noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted, (ii) all such Licenses are in full force and effect, (iii) there is not currently threatened any suspension, revocation, termination, non-renewal, adverse modification or cancellation of any License and (iv) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any License.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party, its Subsidiaries and, to the Knowledge of such Party, their respective Representatives, are, and since the Applicable Date, have been, in compliance with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§78dd-l. et seq.), as if its foreign payments provisions were fully applicable to such Party, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which such Party and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving such Party.

(e) Neither such Party nor any of its Subsidiaries, nor, to the Knowledge of such Party, any of their Representatives, since the Applicable Date (i) has been or is a Person that is (x) listed on any list of designated or blocked persons related to trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures, including those administered, enacted or enforced by the United States (including the Department of

Treasury, Office of Foreign Assets Control), the European Union and enforced by its member states, the United Nations or His Majesty’s Treasury (collectively, “Sanctions”); (y) a Governmental Entity of, located, or organized or resident in, a country or region that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic of Ukraine but subject to such changes as take place over time); or (z) 50% or more owned or controlled by any one or more of the foregoing, individually or in the aggregate (collectively, a “Sanctioned Person”); (ii) has (acting for or on behalf of such Party or any of its Subsidiaries) transacted business with or for the benefit of a Sanctioned Person or otherwise violated applicable Sanctions; or (iii) has committed a violation of any applicable Laws, rules and regulations relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party.

5.12 Takeover Statutes; Rights Plan. The Company has expressly elected not to be governed by Section 203 of the DGCL pursuant to Section 203(b)(1) of the DGCL (“Section 203”). Other than Section 203 with respect to Parent, no other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation is applicable to such Party, the shares of Company Common Stock, in the case of the Company, the shares of Parent Common Stock, in the case of Parent, this Agreement or the Transactions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which such Party is a party or is otherwise bound. The Parent Board has taken all actions necessary so that the restrictions applicable to business combinations contained in Section 203 are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Transactions.

5.13 Environmental Matters.

(a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on such Party:

(i) such Party and each of its Subsidiaries is and since the Applicable Date has been, in compliance with all applicable Environmental Laws, which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law for it to own, lease or operate its properties and other assets and to conduct its business and operations and all such Licenses are in full force and effect;

(ii) there has been no Release, treatment, storage, disposal or arrangement for the disposal of, transportation, or handling of, exposure to, or contamination by, Hazardous Materials by such Party nor any of its Subsidiaries nor any other Person, including on, under, from or affecting any properties or facilities currently or formerly, owned, leased or operated by such Party or any of its Subsidiaries or any predecessor of any of them, in each case that has resulted or would result in any liabilities under Environmental Laws of such Party or any of its Subsidiaries;

(iii) neither such Party nor any of its Subsidiaries nor any other Person whose liability such Party or any of its Subsidiaries has expressly retained or assumed contractually has Released any Hazardous Materials at any other location, in each case that has resulted or would result in any liabilities under Environmental Laws of such Party or any of its Subsidiaries;

(iv) neither such Party nor any of its Subsidiaries is subject to any outstanding order of or with any Governmental Entity relating to violations of or liabilities under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials; and

(v) neither such Party nor any of its Subsidiaries has since the Applicable Date (or earlier if unresolved) received any written claim, notice or complaint from any Person, or is subject to any Proceeding before any Governmental Entity that is pending or, to the Knowledge of such Party, threatened, in each case relating to or alleging noncompliance by such Party or its Subsidiaries with or liability of such Party or its Subsidiaries under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials by such Party or its Subsidiaries.

(b) Such Party and its Subsidiaries has made available to the other Party all material reports, audits, assessments and other documents bearing on any material environmental, health and safety liabilities relating to such Party and its Subsidiaries’ current or former operations, properties or facilities, in each case that are in such Party’s possession or reasonable control.

5.14 Tax Matters.

(a) Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:

(i) Such Party and each of its Subsidiaries (A) have duly prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Tax authority and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are due and payable (whether or not shown as due and payable on such filed Tax Returns); (C) have withheld and paid over to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Service Provider, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (D) have complied in all respects with all information reporting (and related withholding) and record retention requirements; and (E) have not waived any statute of limitations with respect to Taxes or agreed to (or otherwise been granted) any extension of time with respect to a Tax assessment or deficiency.

(ii) No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against such Party or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other Proceedings before any Governmental Entity regarding any Taxes of such Party and its Subsidiaries or the assets of such Party and its Subsidiaries.

(iii) Neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any Tax Return that was not filed or pay any Taxes that were not paid.

(iv) Neither such Party nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any Tax group of which such Party is or was the common parent), or (B) has any liability for Taxes of any Person (other than such Party or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(v) There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any of the assets of such Party or any of its Subsidiaries.

(vi) Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) a commercial agreement or arrangement entered into in the ordinary course of business the primary purpose of which is not Tax sharing, allocation or indemnification).

(vii) Within the past three years or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers, neither such Party nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of

Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law).

(viii) Neither such Party nor any of its Subsidiaries has participated in (A) a “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law or (B) a “tax shelter” within the meaning of Section 6662 of the Code or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix) Neither such Party nor any of its Subsidiaries will be required to include any item of income (or exclude any item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received, or paid, prior to the Closing Date, (C) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (D) any prepaid contract or installment sale, (E) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable state, local, or non-U.S. Law), (F) deferred revenue accrued prior to the Closing Date, (G) deferred gains arising prior to the Closing Date, (H) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) or “subpart F income” within the meaning of Section 951 of the Code (or any corresponding or similar provision of applicable state, local, or non-U.S. Law) attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date (i.e., measured as though the Closing Date were the last day of the applicable taxable period) or (I) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law).

(x) Neither such Party nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(xi) Neither such Party nor any of its Subsidiaries is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(b) Neither such Party nor any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any condition exists that could prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.15 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party or a Subsidiary of such Party (x) owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property used in their respective businesses as currently conducted and (y) exclusively owns all right, title and interest to its Company Intellectual Property, in each of (x) and (y), free and clear of all Encumbrances (except Permitted Encumbrances) and (ii) such Party’s registered Company Intellectual Property is subsisting, and, to the Knowledge of such Party, is not invalid or unenforceable.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) there are no pending, or to the Knowledge of such Party, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by such Party or any of its Subsidiaries of the Intellectual Property of any Person; (ii) the conduct of the businesses of such Party and its Subsidiaries has not since the Applicable Date infringed, misappropriated or diluted, and does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person; (iii) neither such Party nor any of its Subsidiaries has since the Applicable Date made any claim of infringement, misappropriation, dilution or other violation by others of its rights to or in connection with such Party’s Company Intellectual Property;

(iv) to the Knowledge of such Party, no Person has since the Applicable Date or is currently infringing, misappropriating, diluting or otherwise violating any of such Party’s Company Intellectual Property and (v) since the Applicable Date, no Party has received any written claim or notice from any Person alleging that such Party’s registered Company Intellectual Property is invalid or unenforceable.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has taken commercially reasonable efforts to protect and maintain its Company Intellectual Property, and (ii) no Person has gained unauthorized access to any material trade secrets or other confidential information of such Party and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including the implementation of reasonable backup and disaster recovery technology processes, and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, since the Applicable Date, no such Party or any of its Subsidiaries has experienced any actual cyber or security incident, breach, phishing incident, ransomware or malware attack, or any loss, distribution, compromise, exfiltration, processing or disclosure of, and no Person has gained unauthorized access to, any confidential information, trade secrets, IT Assets owned, used, held for use or processed by or on behalf of such Party or any of its Subsidiaries or the information (including Personal Data) stored or contained therein or transmitted thereby.

5.16 Insurance. All fire and casualty, general liability, business interruption, product liability, environmental liability, sprinkler and water damage, workers’ compensation and employer liability, directors’, officers’ and fiduciaries’ policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of such Party and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.17 Material Contracts.

(a) Except for this Agreement and as set forth on Section 5.17 of such Party’s Disclosure Letter, as of the date of this Agreement, none of such Party or its Subsidiaries is a party to or bound by any Contract (other than any purchase orders and other than, except in the case of Section 5.17(a)(i) if any lease, sublease, rental or occupancy agreement, license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Real Property or Contract relating to Insurance Policies):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act);

(ii) that materially limits, curtails or restricts or purports to materially limit, curtail or restrict, or, in the case of Parent after the Effective Time, would or would purport to materially limit, curtail, or restrict, either (A) (x) the type of business in which such Party or any of its Subsidiaries or Affiliates may engage, (y) the locations in which any of them may so engage in any business or (z) the vendors or suppliers which such Party or any of its Subsidiaries may engage or use or (B) the ability of such Party or any of its Subsidiaries or Affiliates to hire or solicit for hire for employment any individual or group, except for non-disclosure or confidentiality agreements entered into in connection with potential acquisitions or dispositions;

(iii) for any joint venture, partnership or similar arrangement, in each case that is material to such Party and its Subsidiaries, taken as a whole;

(iv) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities of such Party or any of its Subsidiaries (other than any Organizational Documents of such Party or any of its Subsidiaries), (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities of such Party, or (C) providing such Party or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities of such Party, except for Contracts evidencing Company Equity Awards or Parent Equity Awards;

(v) pursuant to which such Party or any of its Subsidiaries has any outstanding “earnout” or other contingent, deferred or fixed payment obligations in excess of $500,000;

(vi) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note or mortgage providing for or guaranteeing Indebtedness of any Person in excess of $5,000,000 or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Transactions, other than Contracts between or among or for the benefit of such Party and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries;

(vii) that is with any manufacturer, vendor or other supplier with respect to which manufacturer, vendor or other supplier the aggregate annual spend for the year ended December 31, 2022 exceeded $30,000,000 for such Party and its Subsidiaries, taken as a whole, or which manufacturer, vendor or other supplier imposes a minimum purchase order;

(viii) relating to any currency hedging, interest rate caps, swaps or collars, letters of credit, bank guarantees, and other similar Contracts or arrangements;

(ix) is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which (A) such Party or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the date of this Agreement in excess of $30,000,000, (B) any third party has the right to acquire any assets of such Party or any of its Subsidiaries with a fair market value or purchase price of more than $30,000,000, or (C) any third party has the right to acquire any interests in such Party or any of its Subsidiaries, other than, in the case of clauses (A) and (B), sales of goods or services in the Ordinary Course;

(x) (A) relating to the employment of, or the performance of services by, any employee, consultant or independent contractor, in each case who is a natural person (other than (1) for employees of Parent or any of its Subsidiaries who are located in Colombia, any employment agreement that does not materially deviate from the standard form of employment agreement maintained by Parent and its applicable Subsidiaries for such employees and (2) for all consultants or independent contractors of such Party and the applicable Subsidiaries thereof, any consulting or individual contracting agreement that is (x) not material or (y) based on, and does not materially deviate from, the standard form of such agreement for such Party and its Subsidiaries); or (B) pursuant to which such Party or any of its Subsidiaries is or may become obligated to make any severance, termination, or similar payment in excess of $100,000 to any single current or former employee, director, consultant or independent contractor, in each case who is a natural person; or (C) pursuant to which such Party or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $100,000 to any single current or former employee, director, consultant or independent contractor, in each case who is a natural person, or in excess of $500,000 to any group of current or former employees, directors, consultant or independent contractors, in each case who are natural persons;

(xi) with any labor union;

(xii) between such Party and its Subsidiaries, on the one hand, and such Party’s Affiliates (other than Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act;

(xiii) under which any license or other rights are granted or received with respect to such Party’s material Intellectual Property or material IT Assets, excluding non-exclusive licenses (A) entered into in the Ordinary Course or (B) to commercially available software on standard terms and conditions with aggregate annual or upfront payments of less than $5,000,000 individually;

(xiv) that provides for any standstill or similar obligations restricting the purchase by such Party of securities of a third Person;

(xv) with any Governmental Entity; and

(xvi) that results in any Person holding a power of attorney from such Party or any of its Subsidiaries that relates to such Party, any of its Subsidiaries or their respective business.

Each such Contract described in this Section 5.17(a), together with all Contracts filed as exhibits to such Party’s Reports, is referred to herein as a “Material Contract.”

(b) A true and complete copy of each Material Contract, and any amendments thereto, of such Party or its Subsidiaries entered into prior to the date of this Agreement has been made available to the other Party. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) each of the Material Contracts is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) each of such Party and its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the Knowledge of such Party, each other party thereto has performed all obligations required to be performed by it under each Material Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (A) each of such Party and its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default thereunder and, to the Knowledge of such Party, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default thereunder, and (B) neither such Party nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.

5.18 Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) each of such Party and its Subsidiaries has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets, tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) such Party or one of its Subsidiaries owns or leases all tangible personal property used in or necessary to conduct its business as currently conducted by such Party and (iii) each such item of tangible personal property is in good operating condition and repair, ordinary wear and tear excepted.

5.19 Real Property.

(a) The real property listed on Section 5.19(a) of such Party’s Disclosure Letter constitutes the only Owned Real Property or Leased Real Property by such Party and its Subsidiaries that is necessary for the conduct of the business of such Party and its Subsidiaries in the manner in which such business is being conducted as of the date hereof.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, with respect to the Owned Real Property of such Party, (i) such Party or one of its Subsidiaries, as applicable, has good and marketable title to such Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.

(c) With respect to the Leased Real Property of such Party, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of such Party or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of such Party or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.20 Affiliate Transactions. Neither such Party nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of such Party or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of such Party’s equity securities or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon such Party or any Subsidiary of such Party or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by such Party pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

5.21 Information Supplied. None of the information supplied or to be supplied by such Party or its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of the Company and Parent and at the times of the Company Stockholders Meeting and Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.22 No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII, neither such Party nor any other Person makes any express or implied representation or warranty with respect to such Party or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and such Party expressly disclaims any such other representations or warranties. Each Party expressly disclaims reliance upon any representations, warranties or statements relating to a Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII. In particular, without limiting the foregoing, neither such Party nor any other Person makes or has made, and each Party acknowledges that neither such Party nor any other Person has made, any representation or warranty to any other Party or any of such other Party’s Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses that may have been made available to a Party or any of its Representatives (including in certain “data rooms,” “virtual rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) unless such material or information is otherwise the subject of any representation or warranty herein or (b) except for the representations and warranties made by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII, any oral or written information made available to any other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.22 shall limit a Party’s remedies in the event of common law fraud arising from the express representations and warranties made by any other Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII.

ARTICLE VI

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT

Except as set forth in the Reports of the Company or Parent, as applicable, filed with or furnished to the SEC during the period from January 1, 2021 through the day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the Parent Disclosure Letter or Company Disclosure Letter delivered to the other Party concurrently with the execution and delivery of this Agreement, Parent hereby represents and warrants to the Company, in respect of Sections 6.1 through Section 6.5, and the Company hereby represents and warrants to the Parent Parties, in respect of Section 6.6 through Section 6.9, in each case, that:

6.1 Parent Capital Structure. In the case of Parent, the authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of June 12, 2023 (the “Measurement Date”), (i) 207,993,589 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 96,934,050 shares of Parent Common Stock were held by Parent in its treasury and (iii) no shares of Parent Preferred Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and none of the shares of Parent Common Stock to be issued pursuant to this Agreement will be issued in violation of any applicable Laws or any preemptive or similar rights. Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for issuance, except that, as of the Measurement Date, there were (a) 4,206,946 shares of Parent Common Stock reserved for future issuance under the Parent Stock Plans, (b) 2,242,650 shares of Parent Common Stock subject to outstanding options to purchase Parent Common Stock (each, a “Parent Option”) having a weighted average exercise price of $22.04 per share, (c) 3,512,030 shares of Parent Common Stock subject to outstanding Parent restricted stock units granted under the Parent Stock Plans (each, a “Parent RSU”) and (d) 3,777,400 shares of Parent Common Stock subject to outstanding performance stock units (assuming maximum performance) granted under the Parent Stock Plans (each, a “Parent PSU” and, together with each Parent RSU, Parent Option and Parent PSU, the “Parent Equity Awards”). Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries is owned beneficially and of record by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, restriction, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”) (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions). As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other agreements, commitments or rights of any type relating to the issuance, sale, redemption, or transfer by Parent of any equity securities of Parent or its Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Parent or its Subsidiaries. The shares of Parent Common Stock are, and the shares of Parent Common Stock to be issued pursuant to this Agreement will be, registered under the Exchange Act. Since the Measurement Date and through the date of this Agreement, Parent has not (A) issued any shares of Parent Common Stock (other than upon the exercise or settlement (as applicable) of Parent Options, Parent RSUs or Parent PSUs outstanding as of the Measurement Date) or (B) granted any Parent Equity Awards or similar awards. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

6.2 Parent Recommendation and Fairness. In the case of Parent, the Parent Board has, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, Parent and the holders of shares of Parent Common Stock, (b) approving and declaring advisable this Agreement, the Parent Charter Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuance and the Parent Charter Amendment be submitted to the holders of shares of Parent Common Stock for their approval, and (d) recommending that the holders of shares of Parent Common Stock vote in favor of the approval of the Share Issuance and the Parent Charter Amendment on the terms and subject to the conditions set forth in this Agreement (the “Parent Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Parent Board has received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Goldman Sachs & Co. LLC set forth in such opinion, the Exchange Ratio is fair from a financial point of view to Parent, a signed copy of which will be made available to the Company for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

6.3 Parent Voting Requirements. The Requisite Parent Vote is the only vote of holders of any securities of Parent or its Subsidiaries necessary to approve the Share Issuance and the Parent Charter Amendment, and no other vote of holders of any securities of Parent or its Subsidiaries (excluding the Parent Consents with respect to Parent Sub and LLC Sub, which have been obtained or will be obtained immediately following the execution of this Agreement) is necessary to approve the Transactions. The Parent Consents are the only approval necessary on behalf of Parent Sub and LLC Sub to approve the adoption of this Agreement and have been obtained or will be obtained immediately following the execution of this Agreement.

6.4 Merger Subs.

(a) Each of Parent Sub and LLC Sub has all requisite corporate or limited liability company power and authority and has taken all corporate or limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by Parent Sub and LLC Sub have been duly authorized by all necessary corporate or limited liability company action on the part of Parent Sub and LLC Sub, subject only to the receipt of the Parent Consents, which have been obtained or will be obtained immediately following the execution of this Agreement. Assuming the due execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of Parent Sub and LLC Sub enforceable against Parent Sub and LLC Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Parent Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Parent Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.

(c) LLC Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its formation and prior to the Second Company Merger Effective Time, LLC Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.

6.5 Parent Brokers and Finders. Neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Parent has engaged Goldman Sachs & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Parent.

6.6 Company Capital Structure. In the case of the Company, the authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the Measurement Date, (i) 228,209,888 shares of Company Common Stock (excluding treasury shares) were issued and outstanding (including 119,422 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards), (ii) no shares of Company Common Stock were held by the Company in its treasury and (iii) no shares of Company Preferred Stock were issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except that, as of the Measurement Date, there were (a) 3,913,542 shares of Company Common Stock reserved for future issuance under the Company Stock Plans, (b) 867,802 shares of Company Common Stock subject to outstanding Company Option Awards, and such Company Option Awards have a weighted average exercise price of $21.03 per share, (c) 5,311,304 shares of Company Common Stock subject to outstanding Company RSU Awards, and (d) 5,494,388 shares of Company Common Stock subject to outstanding Company PSU Awards (assuming maximum performance and excluding those Company PSU Awards that pursuant to their terms may only be settled in cash). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries is owned beneficially and of record by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Encumbrance (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions). Except for the Company Stockholders Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other agreements, commitments or rights of any type relating to the issuance, sale, redemption or transfer by the Company of any equity securities of the Company or its Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of the Company or its Subsidiaries. The shares of Company Common Stock are registered under the Exchange Act. Since the Measurement Date and through the date of this Agreement, the Company has not (A) issued any shares of Company Common Stock (other than upon the exercise or settlement of Company Equity Awards outstanding as of the Measurement Date) or (B) granted any Company Equity Awards or similar awards. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

6.7 Company Recommendation and Fairness. In the case of the Company, the Company Board has, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of shares of Company Common Stock, (b) approving and declaring advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption, and (d) resolving to recommend that the holders of shares of Company Common Stock vote in favor of the adoption of this Agreement (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Company Board has received the opinion of its financial advisor, Moelis & Company LLC, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Moelis & Company LLC set forth in such opinion, the Exchange Ratio in the First Company Merger is fair from a financial point of view to the holders of Company Common Stock, a signed copy of which will be made available to Parent for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

6.8 Company Brokers and Finders. Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has engaged Moelis & Company LLC, as its financial advisor, the fees and expenses of which will be paid by the Company.

6.9 Company Voting Requirements. The Requisite Company Vote is the only vote of holders of any securities of the Company or its Subsidiaries necessary to approve the Transactions.

ARTICLE VII

COVENANTS

7.1 Interim Operations.

(a) Each of the Company and Parent covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company or Parent, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement, as may be required by applicable Law or as set forth in Section 7.1(a) of such Party’s Disclosure Letter, (i) each Party and its Subsidiaries will use its commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course and (ii) to the extent consistent therewith, such Party and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, Service Providers and business associates and keep available the services of its and its Subsidiaries’ present Service Providers and agents, except as otherwise expressly contemplated by this Agreement.

(b) Without limiting the generality of and in furtherance of Section 7.1(a), from the date of this Agreement until the Effective Time, except as otherwise (w) expressly contemplated by this Agreement, (x) required by applicable Law, (y) approved in writing by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) or (z) set forth in Section 7.1(b) of such Party’s Disclosure Letter, each Party, on its own account, shall not and shall cause its Subsidiaries not to:

(i) make or propose any change to such Party’s Organizational Documents or, except for amendments that would both not materially restrict the operations of such Party’s businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, the Organizational Documents of any of such Party’s Subsidiaries, including, in the case of Parent, Parent Sub’s or LLC Sub’s Organizational Documents;

(ii) except for any such transactions among its direct or indirect wholly owned Subsidiaries, (A) merge or consolidate itself or any of its Subsidiaries with any other Person, or (B) restructure, reorganize or completely or partially liquidate;

(iii) acquire assets from any other Person (A) with a fair market value or purchase price in excess of $10,000,000 in the aggregate in any transaction or series of related transactions (including incurring any Indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, other than, in the case of clause (A) (w) acquisitions in the Ordinary Course of inventory or other parts and accessories necessary for the ongoing operation of the business of such Party and its Subsidiaries, (x) acquisitions in order to maintain and sustain such Party’s and its Subsidiaries’ rigs and equipment in the Ordinary Course, (y) acquisitions pursuant to Material Contracts as in effect on the date of this Agreement and (z) transactions among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other than (A) Encumbrances that are required by or automatically effected by the Company Credit Agreements, which shall be released at or prior to the Closing or (B) the issuance of shares (x) by its direct or indirect wholly owned Subsidiary to it or another of its direct or indirect wholly owned Subsidiaries, (y) in respect of equity-based awards outstanding as of the date of this Agreement, or (z) granted in accordance with Section 7.1(b)(xvi) in each of clauses (y) and (z), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Encumbrance (other than any Permitted Encumbrances) over any material portion of such Party’s and its Subsidiaries’ consolidated properties and assets that is not incurred in the Ordinary Course on any of its assets or any of its Subsidiaries, except for Encumbrances (A) that are required by or automatically effected by Contracts in place as of the date hereof, (B) that do not materially detract from the value of such assets or (C) that do not materially impair the operations of such Party or any of its Subsidiaries;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its direct or indirect wholly owned Subsidiaries or to or from Parent and any of its direct or indirect wholly owned Subsidiaries, as applicable, or in accordance with Section 7.1(b)(xvi)) in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(vii) except to the extent expressly provided by, and consistent with, Section 7.1(b)(vii) of such Party’s Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or modify in any material respect its dividend policy;

(viii) reclassify, split, combine, subdivide or redeem, purchase (through such Party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to (A) the capital stock or other equity interests of a direct or indirect wholly owned Subsidiary of such Party or (B) the acquisition of shares of Company Common Stock or Parent Common Stock, as applicable, tendered by Service Providers in connection with a cashless exercise of the Company Option Awards or Parent Options, as applicable, outstanding as of the date of this Agreement or in order to pay Taxes in connection with the exercise or vesting of Company Equity Awards or Parent Equity Awards, as applicable, outstanding as of the date of this Agreement or granted in accordance with Section 7.1(b)(xvi), pursuant to the terms of the Company Stock Plans or Parent Stock Plans, as applicable, and the applicable award agreement, in the Ordinary Course;

(ix) except to the extent expressly provided by, and consistent with, Section 7.1(b)(ix) of such Party’s Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) not in excess of $100,000,000 in the aggregate during any consecutive 12 month period (other than capital expenditures within the thresholds set forth in Section 7.1(b)(ix) of such Party’s Disclosure Letter), (B) not in excess of $25,000,000 (net of insurance proceeds) in the aggregate that such Party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property or (C) paid by any direct or indirect wholly owned Subsidiary to such Party or to any other direct or indirect wholly owned Subsidiary of such Party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (provided, that such Party will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(x) other than in connection with any transaction or potential transaction described in Section 7.1(b) of such Party’s Disclosure Letter, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, adversely amend, modify or supplement in any material respect, or waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, any material right or interest pursuant to or in, any Material Contract other than (A) expirations and renewals of any such Contract in the Ordinary Course in accordance with the terms of such Contract (other than any Contract of the type referenced in Section 5.17(a)(ii)), (B) non-exclusive licenses under Intellectual Property owned by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in each case, granted to customers in the Ordinary Course, or (C) any agreement among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xi) other than in the Ordinary Course or with respect to amounts that are not material to such Party and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries except debts or claims among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xii) settle or compromise, or offer or propose to settle or compromise, any material Proceeding, including before a Governmental Entity, except in accordance with the parameters set forth in Section 7.1(b)(xii) of such Party’s Disclosure Letter; provided, that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such Party and its Subsidiaries or Affiliates;

(xiii) amend any material financial accounting policies or procedures, except as required by changes to GAAP;

(xiv) (A) make, change or revoke any material election with respect to Taxes or Tax matters, (B) change any material Tax accounting method or period, (C) enter into any material closing agreement with respect to Taxes, (D) enter into any material Tax sharing, allocation or indemnification agreement or arrangement, (E) settle, compromise or otherwise finally resolve any material Tax claim, audit, assessment or dispute, (F) surrender any right to claim a refund of a material amount of Taxes, (G) change its tax residency, or (H) fail to file when due (taking into account any available extensions that do not result in the imposition of a penalty) any material Tax Return;

(xv) transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its Subsidiaries, taken as a whole, including capital stock of any of its

Subsidiaries, except in connection with (A) sales of or non-exclusive licenses of the foregoing provided to customers in the Ordinary Course, (B) sales of obsolete assets, (C) sales, leases, non-exclusive licenses or other dispositions of assets (not including services or sales of inventory in the Ordinary Course) with a fair market value not in excess of $10,000,000 in the aggregate other than pursuant to Material Contracts in effect prior to the date of this Agreement, or entered into after the date of this Agreement in accordance with this Agreement and (D) sales among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xvi) except as required by the terms of any Benefit Plan as in effect on the date of this Agreement, as expressly permitted under this Agreement or as required by applicable Law, increase or change the compensation or benefits payable to any Service Provider other than in the Ordinary Course; provided, that, notwithstanding the foregoing, except as expressly disclosed in Section 7.1(b)(xvi) of such Party’s Disclosure Letter or required pursuant to a Company Benefit Plan or Parent Benefit Plan, as applicable, in effect as of the date of this Agreement, the Parties shall not: (A) grant any new long-term incentive or equity-based awards or amend or modify the terms of any outstanding awards under any Company Benefit Plan or Parent Benefit Plan, as applicable, (B) grant any retention or transaction bonuses, (C) increase or change the compensation or benefits payable to any executive officer (other than changes in health and welfare benefits (other than severance plans) that are generally applicable to all salaried Service Providers in the Ordinary Course), (D) terminate, enter into, amend, modify or renew any material Benefit Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a material Benefit Plan if it were in existence as of the date hereof, (E) accelerate the vesting of any compensation for the benefit of any Service Provider, (F) increase or change the severance terms applicable to any Service Provider, (G) take any action to fund or secure the payment of any amounts under any Benefit Plan, (H) other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding rate in respect of any Benefit Plan or (I) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided, that, to the extent that a Party intends to hire an individual to replace an executive officer of such Party, such Party shall first consult in good faith with the other Party prior to, and with respect to, the hiring of such individual;

(xvii) recognize any labor union, works council, or other labor organization or employee representative as the representative of any of the employees of the Party or its Subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other labor-related Contract with a labor union, works council, or other labor organization or employee representative;

(xviii) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such Indebtedness, except for (A) Indebtedness for borrowed money incurred in the Ordinary Course under the Company’s or Parent’s, as applicable, revolving credit facilities and other lines of credit (including equipment loans) existing as of the date of this Agreement, (B) guarantees by the Company or any direct or indirect wholly owned Subsidiary of the Company of Indebtedness of the Company or any other direct or indirect wholly owned Subsidiary of the Company, (C) guarantees by Parent or any direct or indirect wholly owned Subsidiary of Parent of Indebtedness of Parent or any other direct or indirect wholly owned Subsidiary of Parent, (D) Indebtedness incurred in connection with a refinancing or replacement of existing Indebtedness (but in all cases which refinancing or replacement shall not increase the aggregate amount of Indebtedness, plus fees, expenses, premium and accrued and unpaid interest in respect of the Indebtedness being refinanced or replaced, permitted to be outstanding thereunder and in each case on customary commercial terms), (E) Indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the Ordinary Course, (F) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts (1) not entered for speculative purposes and (2) entered into in the Ordinary Course and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement, or (G) Indebtedness incurred among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xix) convene any special meeting (or any adjournment or postponement thereof) of each Party’s respective stockholders other than the Company Stockholders Meeting or Parent Stockholders Meeting, as applicable;

(xx) fail to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(xxi) agree or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company or Parent, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of the Company or Parent shall be required with respect to any matter set forth in this Section 7.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.

7.2 Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 7.2, each of the Company and Parent shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective Subsidiaries’ directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives not to (such directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives, collectively, “Representatives”), directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions or negotiations);

(iii) provide any nonpublic information or afford access to its properties, assets, personnel, books or records to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

(v) waive or release any Person from, forebear in the enforcement of, or amend or terminate any standstill agreement or any standstill provisions of any other contract; provided that if the Company (acting under the direction of the Company Board) or Parent (acting under the direction of the Parent Board), as applicable, determines in good faith after consultation with such Party’s outside legal counsel that the failure to waive a particular standstill provision would be inconsistent with the relevant directors’ fiduciary duties under applicable Law, then such Party may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an Acquisition Proposal; or

(vi) resolve, agree or publicly propose to, or permit any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to, take any of the actions referred to in clauses (i)-(v).

(b) Exceptions. Notwithstanding anything in Section 7.2(a) to the contrary, prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, in each case, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement (that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2), the Company (acting under the direction of the Company Board) or Parent (acting under the direction of the Parent Board), as applicable, may:

(i) provide information in response to a request therefor (including nonpublic information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal; provided that such information has previously been made available to, or is made available to, the Company or Parent, as applicable, prior to or substantially concurrently with the time such information is made available to such Person (and in any event within 24 hours) and that, prior to furnishing any such information, the Company or Parent, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement containing terms that are substantially similar to, and generally not less restrictive to the other party than, the terms in the Confidentiality Agreement are on the Company or Parent, as applicable (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance with either of the Company or Parent with this Section 7.2(b)(i) and shall be provided to the other Party promptly following its execution; and

(ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Company Board or the Parent Board, as applicable, determines in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with its financial advisor, (A) such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) failure to engage in such activities would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law.

(c) Representatives. Any violation of the restrictions contained in Section 7.2(a) by any of a Party’s Representatives shall be deemed to be a breach of Section 7.2(a) by such Party. The Parties shall use reasonable best efforts to ensure that their respective Representatives are aware of the provisions of Section 7.2(a).

(d) Notice of Acquisition Proposals. Each of the Company and Parent shall promptly (and, in any event, within 24 hours) give written notice to the other Party if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of its or their Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the other Party reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments or modifications thereto, which, for the avoidance of doubt, shall include (among other things) any changes to the form or amount of consideration) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(e) No Change of Recommendation.

(i) Except as permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii), the Company agrees that the Company Board, including any committee thereof, and Parent agrees that the Parent Board, including any committee thereof, shall not:

(A) withhold, withdraw, amend, qualify or modify (or publicly propose or resolve to withhold, withdraw, amend, qualify or modify) the Company Recommendation or the Parent Recommendation, as applicable, in a manner adverse to Parent or the Company, as applicable;

(B) fail to include the Company Recommendation or the Parent Recommendation, as applicable, in the Proxy Statement/Prospectus;

(C) fail to recommend against (x) acceptance of any tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock or Parent Common Stock, as applicable, or (y) any Acquisition Proposal that is publicly announced, in each case, within ten Business Days after the commencement of such tender offer or exchange offer or public announcement of such Acquisition Proposal (or, if earlier, prior to the Company Stockholders Meeting or Parent Stockholders Meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board or the Parent Board, as applicable, in respect of the acceptance of any such tender offer or exchange offer or Acquisition Proposal as of the end of such period shall constitute a failure to recommend against acceptance of any such offer or Acquisition Proposal);

(D) approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any Acquisition Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) constituting or relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and this clause (D) of this Section 7.2(e)(i), a “Change of Recommendation”); or

(E) cause or permit the Company or Parent, as applicable, to enter into an Alternative Acquisition Agreement.

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, if an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not arise from or in connection with a breach of such Party’s obligations set forth in Section 7.2(a) is received by the Company or Parent, as applicable, and is not withdrawn, and the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) failure to consider such Acquisition Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law, the Company Board or the Parent Board, as applicable, may effect a Change of Recommendation; provided, however, that, prior to taking such action, the Company has given Parent or Parent has given the Company, as applicable, written notice of such action at least four Business Days in advance, which notice shall set forth in writing that the Company Board or Parent Board, as applicable, (x) received a bona fide Acquisition Proposal that has not been withdrawn, (y) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal and (z) intends to effect a Change of Recommendation (such notice, the “Board Recommendation Notice”) and shall comply in form, substance and delivery with the provisions of Section 7.2(d). After giving such Board Recommendation Notice and prior to making a Change of Recommendation as described above, the Company or Parent, as applicable, shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate) to make such revisions to the terms of this Agreement as would cause such Acquisition

Proposal to cease to be a Superior Proposal. At the end of the four Business Day period, prior to and as a condition to making a Change of Recommendation as described above, the Company Board or the Parent Board, as applicable, shall take into account any adjustments or revisions to the terms of this Agreement irrevocably proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor, that (A) the Superior Proposal would continue to constitute a Superior Proposal, if such changes offered in writing by the other Party were to be given effect, and (B) failure to pursue such Superior Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 7.2(d) and this Section 7.2(e)(ii) and require a new Board Recommendation Notice, except that references in this Section 7.2(e)(ii) to “four Business Days” shall be deemed to be references to “two Business Days” and such two Business Day period shall expire at 11:59 p.m. (Eastern time) on the second Business Day immediately following the day on which such new Board Recommendation Notice is delivered (it being understood and agreed that in no event shall any such additional two Business Day period be deemed to shorten the initial four Business Day period).

(iii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, the Company Board or the Parent Board, as applicable, may effect a Change of Recommendation if (A) an Intervening Event has occurred, and (B) prior to taking such action, the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Change of Recommendation, the Company has given Parent or Parent has given the Company, as applicable, a Board Recommendation Notice four Business Days in advance, which notice shall comply in form, substance and delivery with the provisions of Section 7.2(d) and include a reasonably detailed description of such Intervening Event. After giving such Board Recommendation Notice and prior to effecting a Change of Recommendation, the Company or Parent, as applicable, shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate) to make such revisions to the terms of this Agreement as would cause such Effect to cease to be an Intervening Event. At the end of the four Business Day period, prior to and as a condition to effecting a Change of Recommendation, the Company Board or the Parent Board, as applicable, shall take into account any adjustments or revisions to the terms of this Agreement irrevocably proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that (I) such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law if such adjustments or revisions irrevocably offered in writing by the other Party were to be given effect.

(f) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit the Company or Parent, as applicable, from (i) complying with its disclosure obligations under applicable United States federal or state Law with regard to an Acquisition Proposal or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that, the foregoing notwithstanding, neither Parent nor the Company may effect a Change of Recommendation except in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii); provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication under clause (ii)) shall be deemed to be a Change of Recommendation (including for purposes of Section 7.2(e)(ii) and Section 7.2(e)(iii)) unless the Company Board or the Parent Board, as applicable, expressly reaffirms the Company Recommendation or the Parent Recommendation, as applicable, in such disclosure and expressly rejects any applicable Acquisition Proposal.

(g) Existing Discussions. Each of the Company and Parent shall, and shall cause their respective Subsidiaries and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company and Parent, as applicable, shall promptly deliver a written notice to each such Person providing only that each of the Company and Parent, as applicable, is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable, heretofore furnished to such Person by or on behalf of the Company or Parent, as applicable, or any of their respective Subsidiaries, as applicable. The Company and Parent, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.

7.3 Proxy Statement/Prospectus Filing; Information Supplied.

(a) As promptly as practicable after the date of this Agreement, the Company and Parent shall jointly prepare and cause to be filed with the SEC a mutually acceptable joint proxy statement relating to the Company Stockholders Meeting and the Parent Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy Statement/Prospectus constituting a part thereof). Each of the Company and Parent shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy Statement/Prospectus to the respective stockholders of each of the Company and Parent, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions. Subject to Section 7.2, the Company must include the Company Recommendation, and Parent must include the Parent Recommendation, in the Proxy Statement/Prospectus.

(b) Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy Statement/Prospectus. Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of Parent and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall use its reasonable best efforts to take any other action required to be taken under any applicable securities Laws in connection with the Transactions, the issuance of shares of Parent Common Stock pursuant to this Agreement and the treatment of the Company Option Awards and other Company Equity Awards pursuant to Section 2.3, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, the Company and other Company Equity Awards as may be reasonably requested in connection with any such action.

(c) Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of the Company and Parent and at the times of the Company Stockholders Meeting and Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The

Company and Parent will cause the Proxy Statement/Prospectus and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. If, at any time prior to the Effective Time, either Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Proxy Statement/Prospectus that would require any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Party and the Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company stockholders and the Parent stockholders.

(d) Each of the Company and Parent will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and other documents related to the Company Stockholders Meeting, the Parent Stockholders Meeting or the issuance of the shares of Parent Common Stock in respect of the First Company Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the stockholders of the Company and Parent, as applicable. Each Party will include in the Proxy Statement/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and such other documents related to the Company Stockholders Meeting, the Parent Stockholders Meeting or the issuance of the shares of Parent Common Stock in respect of the First Company Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each Party agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 7.3(d) shall (i) not apply with respect to information relating to a Change of Recommendation and (ii) in respect of documents filed by a Party that are incorporated by reference in the Registration Statement or Proxy Statement/Prospectus, apply only with respect to the information relating to the other Party or the other Party’s business, financial condition or results of operations or, after the Effective Time, Parent.

7.4 Stockholders Meetings.

(a) The Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, for the purpose of seeking the Requisite Company Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Company Stockholders Meeting was originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to adopt this Agreement or to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. The Company shall, subject to the right of the Company Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the proposal to adopt this Agreement and to secure the Requisite Company Vote (it being understood that the foregoing shall not require the Company Board to recommend, or solicit proxies, in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)). Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 7.4(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

(b) Parent will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Parent Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, for the purpose of (i) seeking the Requisite Parent Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Parent Stockholders Meeting was originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve the Share Issuance or the Parent Charter Amendment to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Parent shall, subject to the right of the Parent Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of Parent proxies in favor of the Share Issuance and the Parent Charter Amendment and to secure the Requisite Parent Vote (it being understood that the foregoing shall not require the Parent Board to recommend, or solicit proxies, in favor of the Share Issuance or the Parent Charter Amendment, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)). Unless this Agreement has been terminated in accordance with its terms, Parent’s obligation to call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with this Section 7.4(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

(c) The Company and Parent shall (i) as promptly as practicable after the date of this Agreement and in consultation with the other Party, set a preliminary record date for the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, and commence a broker search pursuant to Rule 14a-13 under the Exchange Act in connection therewith and (ii) cooperate and use their reasonable best efforts to schedule and convene the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date. The Company and Parent each agrees (x) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (y) to give written notice to the other Party one day prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, and on the day of, but prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, have been obtained. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, is scheduled, (A) the Company or Parent, as applicable, has not received proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus is required to be delivered, the Company may, or if Parent so requests, shall, or Parent may, or if the Company so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, as long as the date of the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or to a date that is no later than two Business Days prior to the Outside Date. In the event that the Company or Parent, as applicable, postpones or adjourns the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, the other Party may postpone or adjourn its stockholders meeting such that the Company Stockholders Meeting and the Parent Stockholders Meeting are scheduled on the same date.

(d) The only matters to be voted upon at the Company Stockholders Meeting and the Parent Stockholders Meeting are (i) in the case of the Company, the Requisite Company Vote and routine proposals required in connection with such vote and (ii) in the case of Parent, the Requisite Parent Vote and routine proposals required in connection with such vote.

7.5 Cooperation; Efforts to Consummate.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 7.2), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use)

their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other Filings (including by filing no later than 10 Business Days after the date of this Agreement the notification and report form required under the HSR Act), obtaining as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations (“Consents”) necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, executing and delivering any additional instruments necessary to consummate the Transactions and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Transactions.

(b) The Company and Parent shall jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement/Prospectus and the Registration Statement). Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Entity in respect of any Filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use reasonable best efforts to furnish to each other all information required for any Filing, other than confidential or proprietary information not directly related to the Transactions, and to give the other Party reasonable prior notice of any such Filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Entity in connection with the Transactions and the material communications between such Party and such Governmental Entity, and, to the extent practicable, permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such Filing or communication. Each of the Parties shall promptly furnish the other with copies of all correspondence, Filings (except for the Parties’ initial HSR Act notification filings) and material communications between them and their Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 7.5, provided that materials furnished pursuant to this Section 7.5 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, each of the Company and Parent and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a Governmental Entity related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.

(c) Subject to Section 7.1(b) of such Party’s Disclosure Letter, neither Parent nor the Company shall, and each of them shall cause their respective Subsidiaries not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, materially adversely affect or materially delay obtaining any Consent or making any Filing contemplated by this Section 7.5 or the timely receipt thereof.

(d) Without limiting the generality of the undertakings pursuant to this Section 7.5, but on the terms and subject to the conditions set forth in this Agreement, including Section 7.5(e), each of the Company and Parent agree to:

(i) promptly make an appropriate response to any request by a Governmental Entity pursuant to Antitrust Law for information or documentary material with respect to the Transaction;

(ii) promptly use its reasonable best efforts to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including, if necessary, proper or advisable so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated herein (I) defending through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other Proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (II) (x) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or Parent or any of their respective Subsidiaries, and promptly effecting such sale, lease, license, divestiture, disposal or holding separate, (y) agreeing to restrictions or actions that after the Effective Time would limit Parent’s or its Subsidiaries’ freedom of action or operation with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets or (z) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations (such sale, lease, license divestiture, disposal and holding separate or other action described in clause (II), a “Regulatory Remedy”).

(e) Notwithstanding anything in this Section 7.5 to the contrary, neither this Section 7.5 nor the “reasonable best efforts” standard herein shall require, or be construed to require, the Company or Parent or any of their respective Subsidiaries or other Affiliates to (i) waive any of the conditions set forth in Article VIII as they apply to such Party, (ii) take, effect or agree to any Regulatory Remedy described in clause (II) above unless such Regulatory Remedy is conditioned upon the occurrence of the Closing or is effective on or after the Closing or (iii) take, effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Transactions (including the Mergers), it being understood that, for purposes of clause (iii), any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination.

(f) For the avoidance of doubt, the Company and Parent shall use reasonable best efforts to cooperate with each other and work in good faith in formulating any Regulatory Remedy.

7.6 Status Notifications. Subject to applicable Law and except as otherwise required by any Governmental Entity, each of the Company and Parent shall keep the other apprised of the status of material matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other substantive communications received by the Company or Parent, as applicable, or any of its Subsidiaries from any third party and/or any Governmental Entity with respect to the Transactions.

7.7 Termination of Indebtedness. Prior to the Closing, the Company shall have delivered to Parent duly executed payoff letters from the lenders (or agents therefor) under the Company Credit Agreements, each in the customary forms of such lenders (or agents therefor) or otherwise in form and substance reasonably acceptable to Parent, each of which shall provide that upon payment of the amount specified in such payoff letter: (a) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Company

Credit Agreement shall be repaid, discharged and extinguished in full; (b) all Encumbrances in connection therewith shall be released; and (c) either (i) the lenders (or agents therefor) shall file all necessary UCC and lien terminations or otherwise take all actions reasonably requested by Parent to evidence and record such discharge and release as promptly as practicable following the Closing or (ii) the Company or Parent shall be expressly authorized to have any such documents filed on any such lenders’ (or agents’) behalf.

7.8 Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 7.8, each of the Company and Parent shall (and shall cause its Subsidiaries to), upon reasonable advance written notice by the other Party, use reasonable best efforts to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable advance written notice by the other Party, use reasonable best efforts to afford the other Party’s officers and other authorized Representatives reasonable access, during normal business hours, to its Service Providers, agents, Contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters), as well as properties, offices and other facilities, and each shall (and shall cause its Subsidiaries to) use reasonable best efforts to furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions.

(b) The foregoing provisions of this Section 7.8 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its Service Providers, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, as applicable, would (i) unreasonably interfere with such Party’s or its Subsidiaries’ business operations or create a material risk of damage or destruction to any material property or assets of such Party or its Subsidiaries, (ii) result in the disclosure of competitively sensitive information or information concerning the valuation of the Company, Parent or any of their respective Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Law, (iv) waive the protection of any attorney-client or other legal privilege, (v) result in the disclosure of any personal information that would expose such Party to the risk of liability or (vi) constitute any invasive testing, sampling or analysis at any property or facility (commonly known as a Phase II) without that Party’s prior written consent. In the event that the Company or Parent, as applicable, objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (ii) through (vi), the Company or Parent, as applicable, shall inform the other Party in writing as to the general nature of what is being withheld and shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Each of the Company and Parent, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 7.8 shall be directed to the Person designated by the Company or Parent, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) Nothing in this Section 7.8 will be construed to require any Party, its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that is not typically prepared in the past practices of such Person.

(d) To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(e) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

7.9 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Company Merger to be approved for listing on the Nasdaq prior to the Closing Date, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.10 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint release to be reasonably agreed upon by the Parties. The Company and Parent shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis and (b) each Party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that is consistent with previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 7.10; provided, further, that the first sentence of this Section 7.10 shall not apply to (x) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement and (y) internal announcements to employees which are not made public. Notwithstanding anything in this Section 7.10 to the contrary, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.2.

7.11 Employee Benefits.

(a) For at least 12 months following the Effective Time (or, if earlier, the date of termination of employment of a Continuing Employee), Parent shall cause (i) each Service Provider of the Company and its Subsidiaries at the Effective Time who continues to remain employed with Parent or its Subsidiaries following the Effective Time and (ii) each Service Provider of Parent and its Subsidiaries at the Effective Time who continues to remain employed with Parent or its Subsidiaries following the Effective Time (collectively, the “Continuing Employees”) to be provided with (1) an annual base salary or wage rate, as applicable, that is no less favorable than the annual base salary or wage rate, as applicable, provided to each such Continuing Employee immediately prior to the Effective Time, and (2) employee benefits (excluding retention, sale bonus and equity-based compensation) that are no less favorable in the aggregate, than either (x) such employee benefits provided to each such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, or (y) such employee benefits provided by Parent and its Subsidiaries immediately prior to the Effective Time. With respect to any Benefit Plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time and in which such Continuing Employees did not participate prior to the Effective Time (the “New Plans”), for the year in which the Effective Time occurs, Parent shall use commercially reasonable efforts to: (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, (A) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing conditions and actively-at-work requirements would have been waived or satisfied under the analogous Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (B) during the plan year in which the Effective Time occurs, cause any eligible expenses paid by such Continuing Employee and his or her covered dependents under a Benefit Plan during the portion of the plan year prior to the change to the New Plan that is a group health plan to be taken into account under such New Plan that is a group health plan for purposes of satisfying the corresponding deductible, co-insurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) recognize service time of the Continuing Employees with Parent and the Company and their respective Affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits and determination of level of vacation benefits in any New Plan in which such Continuing Employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, except where such credit would result in a duplication of benefits or compensation for the same period of service. For at least 12 months following the Effective Time, Parent shall (i) cause each Continuing Employee to be provided with severance and termination benefits that are no less favorable than those benefits set forth on Section 7.11(a) of the Parent Disclosure Letter and (ii) not terminate or amend the Company’s Leadership Severance Program in any manner that would adversely affect the individuals covered or the payments or benefits thereunder.

(b) Parent and the Company expressly agree that the Transactions contemplated by this Agreement shall constitute a “change in control” or “change of control” for purposes of (i) all Parent Benefit Plans, policies, programs or agreements (including but not limited to employment agreements and award agreements under the Parent Stock Plans that includes the term “change in control” or “change of control”, as applicable); and (ii) all Company Benefit Plans, policies programs or agreements (including, but not limited to employment agreements and award agreements under the Company Stock Plans that include the term “change in control” or “change of control”, as applicable).

(c) Prior to making any material written communications intended for broad-based and general distribution to any Service Provider pertaining to compensation or benefit matters that are affected by the Transactions, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant party shall consider any such comments in good faith.

(d) Each Continuing Employee who as of immediately prior to the Effective Time is eligible for an annual bonus for 2023 under a Company Benefit Plan or Parent Benefit Plan, as applicable, and who remains employed with Parent or its Subsidiaries through the regular payment date for such bonus, shall be eligible to receive in cash, on such regular payment date, an annual bonus payment in respect of the 2023 performance period in an amount determined based on the level of attainment of the applicable performance measures or the historical administration of such plan under such Company Benefit Plan or Parent Benefit Plan, as applicable.

(e) Subject to Section 7.1 nothing contained in this Agreement is intended to (i) be treated as an amendment, establishment, modification, termination or adoption of any particular Company Benefit Plan, Parent Benefit Plan or other benefit or compensation plan, program, agreement, policy or arrangement, (ii) prevent the Company, Parent, or any of their Affiliates from amending, establishing, modifying, or terminating any of their respective Benefit Plans or other benefit or compensation plan, program, agreement, policy or arrangement in accordance with their terms, or (iii) prevent the Company, Parent, or any of their respective Affiliates, after the Effective Time, from terminating the employment of any Service Provider of the Company or Parent. Nothing contained in this Agreement is intended to create any third-party beneficiary rights in any Service Provider of the Company, Parent or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof (including any labor union, works council, or other labor organization or employee representative), with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Service Provider of the Company or Parent by the Company, Parent, or any of their respective Affiliates or under any Benefit Plan which the Company, Parent, or any of their respective Affiliates may maintain.

7.12 Certain Tax Matters.

(a) None of Parent, the Company or any of their respective Subsidiaries shall take or cause to be taken, or fail to take, any action, whether before or after the Effective Time, that would, or is reasonably likely to, prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, the Company and their respective Subsidiaries shall take the position, and otherwise shall treat and report, for all Tax purposes that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, unless a contrary position is required by a “determination” within the meaning of Section 1313 of the Code. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company shall use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinion of counsel referred to in Section 8.3(e) and any opinions of counsel in respect of Tax matters required to be filed with the SEC in connection with the filing of the Registration Statement. In connection therewith, Parent shall deliver to Kirkland & Ellis LLP, counsel to the Company (“Company’s Counsel”) (and, if for any reason Parent’s counsel is required to render an opinion (including in a circumstance where Company’s Counsel is unable to render the opinion described in Section 8.3(e)), to Gibson, Dunn & Crutcher LLP (“Parent’s Counsel”)), a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Parent (the “Parent Tax Representation Letter”), and the Company shall deliver to Company’s Counsel (and, if for any reason Parent’s Counsel is required to render an opinion (including in a circumstance where Company’s Counsel is unable to render the opinion described in Section 8.3(e)), to Parent’s Counsel) a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of the Company (the “Company Tax Representation Letter”).

(c) This Agreement is intended to be, and hereby is adopted as, a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

7.13 Expenses. Except as otherwise provided in Section 9.2(b), Section 9.2(c) or Section 9.2(d), whether or not the First Company Merger is consummated, all Costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with any filing fees in connection with the HSR Act, any other Antitrust Law and the Registration Statement and the printing and mailing of the Proxy Statement/Prospectus shall be shared equally by the Company and Parent.

7.14 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of this Agreement under applicable Law, the Company’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of the Company or any of its Subsidiaries or any Person who prior to or at the Effective Time served at the request of the Company or any of its Subsidiaries as a director or officer of another Person in which the Company or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) this Agreement or the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable Law, the Company’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall purchase (and pay in full the aggregate premium for) “tail” insurance policies (“Tail Policies”) for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors ‘and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company fails to obtain such “tail” insurance policies as of the Effective Time, Parent shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or Parent shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall the aggregate cost the Tail Policies and the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose for the 2023 fiscal year (which fiscal year 2023 premiums are hereby represented and warranted by the Company to be as set forth in Section 7.14(b) of the Company Disclosure Letter); and provided, further, that if the cost of such insurance coverage exceeds such amount, Parent or the Company shall obtain a policy with the greatest amount of D&O Insurance available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Parent shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, Parent will not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent elects not to assume such defense or legal counsel or the Indemnified Party advises that there are issues which raise conflicts of interest between Parent and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to it, and Parent shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this Section 7.14(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided, however, that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent elects to assume such defense, and Parent shall cooperate in the defense of any such matter if Parent elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent if Parent elects to assume such defense and Parent shall not be liable for any settlement effected without its prior written consent if Parent elects not to assume such defense; (iv) Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall assume all of the obligations set forth in this Section 7.14.

(f) The rights of the Indemnified Parties under this Section 7.14 shall survive consummation of the Mergers and are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any indemnification agreements or other applicable Contracts of the Company or Laws.

(g) This Section 7.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.14.

7.15 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is or may become applicable to the Transactions, each of the Company and Parent and the Company Board and Parent Board, respectively, shall grant such approvals and take such actions as are necessary and legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.16 Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as are reasonably necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company or Parent (including derivative securities) or acquisitions of shares of Parent Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.

7.17 Stockholder Litigation. Each of the Company and Parent shall promptly advise the other Party of any litigation commenced after the date of this Agreement against such Party or any of its directors (in their capacity as such) by any stockholders of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the Transactions, and shall keep the other Party reasonably informed regarding any such litigation. Each of the Company and Parent shall give the other Party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.18 Parent Sub Stockholder Consent. Parent, in its capacity as the sole stockholder of Parent Sub, will immediately following the execution of this Agreement, execute and deliver to Parent Sub and the Company a written consent approving the adoption of this Agreement and the Transactions, including the Mergers, in accordance with Parent Sub’s Organizational Documents, the DGCL and applicable Law (the “Parent Sub Stockholder Consent”).

7.19 Company Stockholders Agreement. The Company shall, prior to the Effective Time, cause the Company Stockholders Agreement to be terminated and no longer in effect.

7.20 Forum Selection Bylaw. In connection with the approval of this Agreement by the Parent Board, or as soon thereafter as practicable after the date of this Agreement, the Parent Board shall adopt a forum selection bylaw substantially in the form set forth in Exhibit B.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each Party to effect the Mergers is subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained at the Company Stockholders Meeting (or any adjournment or postponement thereof).

(b) Parent Stockholder Approval. The Requisite Parent Vote shall have been obtained at the Parent Stockholders Meeting (or any adjournment or postponement thereof).

(c) Listing. The shares of Parent Common Stock issuable in accordance with this Agreement (including the shares of Parent Common Stock issuable upon the exercise of any Converted Awards) shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(d) Governmental Approvals. Any waiting period (and any extension of such period) under the HSR Act applicable to the Transactions shall have expired or otherwise been terminated, and there shall not be any written agreement in effect with any Governmental Entity not to consummate the Transactions.

(e) Laws or Governmental Orders. No Law or Governmental Order shall be in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

8.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in the first sentence of Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.4(b)(i) (No Violations), Section 5.7(b) (Absence of Certain Changes or Events), and the first, second and third sentences of Section 5.12 (Takeover Statutes; Rights Plans) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) the representations and warranties of the Company set forth in Section 6.6 (Company Capital Structure) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iii) each other representation and warranty of the Company set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in the first sentence of Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.4(b)(i) (No Violations), Section 5.7(b) (Absence of Certain Changes or Events), the second, third and fourth sentences of Section 5.12 (Takeover Statutes; Rights Plans), and Section 6.4(a) (Merger Subs Authority; Approval) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) the representations and warranties of Parent set forth in Section 6.1 (Parent Capital Structure) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iii) each other representation and warranty of Parent set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Governance Matters. Parent shall have taken the actions necessary to cause the matters set forth in Section 4.1(d) Section 4.1(e), Section 4.1(h) and the first sentence of Section 4.1(k) to be completed and effective as of the Effective Time.

(e) Tax Opinion. The Company shall have received a written opinion from Company’s Counsel (or if Company’s Counsel is unable to deliver such opinion, Parent’s Counsel), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.3(e). Company’s Counsel (or, if applicable, Parent’s Counsel) shall be entitled to rely on the Company Tax Representation Letter and the Parent Tax Representation Letter and such other information as Company’s Counsel (or, if applicable, Parent’s Counsel) reasonably deems relevant.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after receipt of the Requisite Company Vote or the Requisite Parent Vote (with any termination by Parent also being an effective termination by the other Parent Parties), in the following circumstances:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Mergers shall not have been consummated by 5:00 p.m. (Eastern time) on March 14, 2024 (the “Outside Date”); provided, however, that if all the conditions to the consummation of the Merger other than the conditions set forth in Section 8.1(d) or Section 8.1(e) (solely to the extent relating to any Antitrust Law) shall have been satisfied or shall be capable of being satisfied at such time (or to the extent permitted by Law, have been waived), the Outside Date shall be automatically extended for an additional 90 days, which later date shall thereafter be deemed the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such Party;

(ii) if a Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used reasonable best efforts to prevent the entry of and to remove such Governmental Order in accordance with Section 7.5; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such Party; or

(iii) (A) if the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or, if the Company Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement was taken or (B) if the Requisite Parent Vote shall not have been obtained at the Parent Stockholders Meeting (or, the Parent Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the Share Issuance and the Parent Charter Amendment was taken; provided, however, in each case, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available the terminating Party where the failure to obtain the Requisite Company Vote or the Requisite Parent Vote, as applicable, shall have been caused by the action or failure to act of such Party and such action or failure to act constitutes a material by such Party of this Agreement.

(c) by Parent:

(i) prior to receipt of the Requisite Company Vote, if the Company Board shall have made a Change of Recommendation;

(ii) if at any time prior to the Effective Time, there has been a breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.2, as to which Section 9.1(c)(iii) will apply) such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not cured within 30 days of receipt by the Company of written notice of such breach by Parent); provided, that the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) shall not be available to Parent if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that Section 8.3(a) or Section 8.3(b) would not be satisfied; or

(iii) if at any time prior to the Effective Time, there has been a material breach by the Company of any of its obligations set forth in Section 7.2.

(d) by the Company:

(i) prior to receipt of the Requisite Parent Vote, if the Parent Board shall have made a Change of Recommendation;

(ii) if at any time prior to the Effective Time, there has been a breach by the Parent Parties of any of their respective representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.2, as to which Section 9.1(d)(iii) will apply) such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not cured within 30 days of receipt by Parent of written notice of such breach by the Company); provided, that the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) shall not be available to the Company if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that Section 8.2(a) or Section 8.2(b) would not be satisfied; or

(iii) if at any time prior to the Effective Time, there has been a material breach by the Parent Parties of any of their respective obligations set forth in Section 7.2.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of such termination to the other Party.

9.2 Effect of Termination.

(a) Except to the extent provided in Section 9.2(b), Section 9.2(c) and Section 9.2(d), in the event of the valid termination of this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement and (ii) the provisions set forth in Article X (Miscellaneous and General), Section 7.13 (Expenses), this Section 9.2 (Effect of Termination) and the Confidentiality Agreement shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) pursuant to (x) Section 9.1(b)(i) (Outside Date), (y) Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained) or (z) Section 9.1(c)(ii) (Company Terminable Breach) and, in any such case:

(A) a bona fide Acquisition Proposal with respect to the Company (whether or not conditional) shall have been publicly announced or otherwise received by the Company Board after the date of this Agreement and prior to the date of the Company Stockholders Meeting, in the case of Section 9.2(b)(i)(y), or the date of termination, in the case of Section 9.2(b)(i)(x) or Section 9.2(b)(i)(z); and

(B) within nine months after the date of such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to the Company or (2) there shall have been consummated any Acquisition Proposal with respect to the Company (in each case of clauses (1) and (2), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);

(ii) pursuant to Section 9.1(c)(i) (Company Change of Recommendation) or Section 9.1(c)(iii) (Breach of No Shop), then promptly, but in no event later than two Business Days after the date of such termination; or

(iii) pursuant to Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained), Parent had the right to terminate this Agreement pursuant to Section 9.1(c)(i) (Company Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by Parent, two Business Days or, in the case of such termination by the Company, one Business Day after the date of such termination;

the Company shall, in the case of Section 9.2(b)(i), Section 9.2(b)(ii) or Section 9.2(b)(iii), pay the Company Termination Fee to Parent or its designee by wire transfer of immediately available cash funds to the account designated by Parent in writing. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated:

(i) pursuant to (x) Section 9.1(b)(i) (Outside Date), (y) Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained) or (z) Section 9.1(d)(ii) (Parent Terminable Breach) and, in any such case;

(A) a bona fide Acquisition Proposal with respect to Parent (whether or not conditional) shall have been publicly announced or otherwise received by the Parent Board after the date of this Agreement and prior to the date of the Parent Stockholders Meeting, in the case of Section 9.2(c)(i)(y), or the date of termination, in the case of Section 9.2(c)(i)(x) or Section 9.2(c)(i)(z); and

(B) within nine months after the date of such termination, (1) Parent or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Parent or (2) there shall have been consummated any Acquisition Proposal with respect to Parent (in each case of clauses (1) and (2), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);

(ii) pursuant to Section 9.1(d)(i) (Parent Change of Recommendation) or Section 9.1(d)(iii) (Breach of No Shop), then promptly, but in no event later than two Business Days after the date of such termination; or

(iii) pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), the Company had the right to terminate this Agreement pursuant to Section 9.1(d)(i) (Parent Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by the Company, two Business Days or, in the case of such termination by Parent, one Business Day after the date of such termination;

Parent shall, in the case of Section 9.2(c)(i), Section 9.2(c)(ii) or Section 9.2(c)(iii), pay the Parent Termination Fee to the Company or its designee by wire transfer of immediately available cash funds to the account designated by the Company in writing. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) In the event that this Agreement is terminated:

(i) pursuant to Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by Parent, three Business Days or, in the case of such termination by the Company, one Business Day after the date of such termination, the Company shall pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”) of Parent up to a maximum amount equal to $10,150,000 (the “Expense Amount”), to Parent or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(i) shall be credited (without interest) against any Company Termination Fee if paid to Parent (or its designee) pursuant to the terms of this Agreement;

(ii) pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by the Company, three Business Days or, in the case of such termination by Parent, one Business Day after the date of such termination, Parent shall pay all of the documented out-of-pocket Costs of the Company up to the Expense Amount to the Company or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(ii) shall be credited (without interest) against any Parent Termination Fee if paid to the Company (or its designee) pursuant to the terms of this Agreement;

(iii) pursuant to Section 9.1(c)(ii) (Company Terminable Breach), then promptly, but in no event later than, three Business Days after the date of such termination, the Company shall pay all of the documented out-of-pocket Costs of Parent up to the Expense Amount to Parent or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(iii) shall be credited (without interest) against any Company Termination Fee if paid to Parent (or its designee) pursuant to the terms of this Agreement; and

(iv) pursuant to Section 9.1(d)(ii) (Parent Terminable Breach), then promptly, but in no event later than, three Business Days after the date of such termination, Parent shall pay all of the documented out-of-pocket

Costs of the Company up to the Expense Amount to the Company or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(iv) shall be credited (without interest) against any Parent Termination Fee if paid to the Company (or its designee) pursuant to the terms of this Agreement.

(e) The Parties hereby acknowledge and agree that the agreements contained in this Section 9.2 are an integral part of the Transactions, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to this Section 9.2, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for the fees set forth in this Section 9.2 or any portion of such fees, such paying Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees, costs and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that the Company Termination Fee or the Parent Termination Fee, as applicable, becomes payable by, and is paid by, the Company or becomes payable by, and is paid by, Parent, as applicable, such fee shall be the receiving Party’s sole and exclusive remedy for damages against the other Party and their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided, however, that no such payment shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. This Article X and the agreements of the Company and Parent contained in Article II, Article III, Section 4.1, Section 7.11, Section 7.12, Section 7.13 and Section 7.14 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the consummation of the Mergers.

10.2 Amendment; Waiver. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Company and Parent, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Requisite Company Vote, the Requisite Parent Vote or the Parent Consents, no such amendment, modification or waiver shall be made that pursuant to applicable Law or the rules and regulations of the Nasdaq requires further approval of the stockholders of the Company, the stockholders of Parent or the stockholders of Parent Sub, as applicable, without such further approval. The conditions to each of the respective parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN, ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that it shall bring any action or Proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware (or, in the event that such court does not have subject matter jurisdiction over such action or Proceeding, the United States District Court for the District of Delaware) (the “Chosen Court”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (ii) waives any objection to the laying of venue in any such action or Proceeding in the Chosen Court, (iii) waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Court without necessity of posting a bond or other form of security. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

10.6 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party hereto to the other parties hereto shall be in writing and shall be deemed to have been duly given when (a) served by personal delivery or by an internationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by e-mail; provided, that no “bounce back” or similar message of nondelivery is received with respect thereto:

If to the Company:

NexTier Oilfield Solutions Inc.

3990 Rogerdale Rd.

Houston, Texas 77042

Attention:    Kevin McDonald

E-mail:        Kevin.McDonald@nextierofs.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:  Sean T. Wheeler, P.C.

      Adam D. Larson, P.C.

      Camille Walker

E-mail:      Sean.Wheeler@kirkland.com

      Adam.Larson@kirkland.com

      Camille.Walker@kirkland.com

If to any Parent Party:

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N, Suite 800

Houston, Texas 77064

Attention:    General Counsel

E-mail:        legalnotice@patenergy.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention:  Tull Florey

E-mail:      TFlorey@gibsondunn.com

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

10.7 Definitions.

(a) For purposes of this Agreement, the following terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“Acquisition Proposal” means (i) any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or Parent, as applicable, or any of their respective Subsidiaries and involving, directly or indirectly, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of the Company or Parent, as applicable), or (ii) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or Parent, as applicable, or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company or Parent, as applicable, in each case of clauses (i) and (ii), other than the Transactions; provided, that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a Regulatory Remedy in accordance with Section 7.5(c) shall not be deemed an Acquisition Proposal.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other United States or non-United States, including state, national, or supranational, antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means any benefit or compensation plan, program, policy, agreement or other arrangement providing benefits or compensation to any current or former employee, officer, service provider or director of the Company or Parent or any of their respective Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or Parent or any of their respective Subsidiaries or to which the Company or Parent or any of their respective Subsidiaries contributes or is obligated to contribute, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, equity purchase, equity option, severance, employment, change of control, health, welfare, retirement, or fringe benefit plan, program, agreement, arrangement or policy.

“Business Day” means any day ending at 11:59 p.m. (Eastern time) other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized by Law to be closed.

“Company Benefit Plan” means any Benefit Plan that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or to which the Company or any of its Subsidiaries has any current or contingent liability.

“Company Credit Agreements” means (a) the Second Amended and Restated Asset-Based Revolving Credit Agreement, dated October 31, 2019, by and among the Company, Keane Group Holdings, LLC, as the lead borrower, certain other subsidiaries of the Company, as additional borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time and (b) the Term Loan Agreement, dated May 25, 2018, by and among Keane Group Inc., as the parent, Keane Group Holdings, LLC, as the lead borrower, the subsidiary guarantors party thereto, Barclays Bank PLC, as administrative agent and collateral agent, and the lenders from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries, or the Company or its Subsidiaries, as applicable.

“Company Option Award” means each award of stock options that has been granted under the Company Stock Plans.

“Company PSU Award” means each award of performance restricted stock units and each award of cash-settled performance units, in each case, that has been granted under the Company Stock Plans.

“Company Restricted Stock Award” means each award of restricted shares that has been granted under the Company Stock Plans.

“Company RSU Award” means each award of restricted share units granted under the Company Stock Plans.

“Company Stockholders Agreement” means the Second Amended and Restated Stockholders’ Agreement, dated as of October 31, 2019, by and among Keane Group, Inc. and the signatory parties thereto, as may be amended from time to time.

“Company Stock Plans” means, collectively, (a) Keane Management Holdings LLC Management Incentive Plan, (b) NexTier Oilfield Solutions Inc. (Former C&J Energy) Management Incentive Plan, dated effective October 31, 2019 (c) the C&J Energy Services, Inc. 2017 Management Incentive Plan, and (d) the NexTier Oilfield Solutions Inc. Equity and Incentive Award Plan, each as may be amended from time to time, and any other plans or arrangements of the Company providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held in connection with the Mergers, as may be adjourned or postponed from time to time.

“Company Termination Fee” means an amount in cash equal to $60,875,000.

“Contract” means any oral or written contract, subcontract, agreement, lease, license, sublicense, note, mortgage, indenture, arrangement or other binding obligation.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Environmental Law” means any Law in effect on or prior to the Closing Date relating to: (a) the protection of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or natural resources, (b) the handling, use, disposal, Release or threatened Release of, or exposure to any Hazardous Materials or (c) pollution, contamination or public or worker health and safety (arising from exposure to any Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means any shares of Company Common Stock owned by Parent, the Company or their respective Subsidiaries immediately prior to the Effective Time, excluding any such shares of Company Common Stock owned by a Company Benefit Plan or held on behalf of third parties.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator (public or private) or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling or award entered by or with any Governmental Entity.

“Hazardous Materials” means (a) petroleum, petroleum products and by-products or wastes, asbestos and asbestos-containing materials, polychlorinated biphenyls, mold, urea formaldehyde foam insulation, radon gas or related materials, per- and polyfluoroalkyl substances and radioactive substances and (b) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited or regulated by or pursuant to, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among any of the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or financial covenants of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual and industrial property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (i) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade dress, logos, Internet domain names, uniform resource locators, social and mobile media identifiers and other similar identifiers of origin, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights, mask works, rights under copyrights and corresponding rights in, industrial designs, and works of authorship (including computer software and documentation), applications, source code and object code, and databases, other compilations of information, whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including in any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, and (v) all other intellectual and industrial property rights recognized by applicable Law.

“Intervening Event” means any material Effect that was not known or reasonably foreseeable by the Company Board or the Parent Board, as applicable, on the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of this Agreement), which Effect or consequences, as applicable, become known by such board of directors prior to the time the Company receives the Requisite Company Vote or Parent receives the Requisite Parent Vote, as applicable; provided, that (i) in no event shall the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an Intervening Event has occurred, (ii) in no event shall any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, as applicable, or the fact that the Company or Parent, as applicable, meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred, (iii) in no event shall any Effect resulting from any action taken or omitted by the Company or Parent, as applicable, that is required to be taken or omitted by the Company or Parent, as applicable, pursuant to this Agreement (other than with respect to any obligation of the Company or Parent, as applicable, in accordance with Section 7.1) be taken into account for purposes of determining whether an Intervening Event has occurred, or (iv) in no event shall any Effect resulting from changes after the date of this Agreement in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, condensates or natural gas liquids, refined products or other commodities for the Parties’ raw material inputs and end products) be taken into account for purposes of determining whether an Intervening Event has occurred.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation.

“Knowledge” means (a) with respect to the Company or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(a) of the Company Disclosure Letter and (b) with respect to Parent or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(a) of the Parent Disclosure Letter, in each case after reasonable inquiry.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” with respect to the Company or Parent, means all leasehold or sublease hold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable.

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Material Adverse Effect” with respect to the Company or Parent, means any Effect that (a) is materially adverse to the business, condition (financial or otherwise) or results of operations of such Party and its Subsidiaries, taken as a whole, or (b) prevents or materially delays the ability of such Party to consummate the Transactions; provided, however, that, for purposes of the foregoing clause (a) only, none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which such Party or any of its Subsidiaries has material operations or where any of such Party’s or any of its Subsidiaries’ products or services are sold;

(B) Effects that are the result of factors generally affecting the oil and gas services industry, including changes in or Effects generally affecting the prices or supply and demand of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such Party and its Subsidiaries operate;

(C) any loss of, or adverse Effect in, the relationship of such Party or any of its Subsidiaries, contractual or otherwise, with customers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Transactions:

(D) the performance by any Party of its obligations to the extent expressly required under this Agreement;

(E) any action taken (or not taken) by such Party or any of its Subsidiaries at the written request of the other Party, which action taken (or not taken) is not required under the terms of this Agreement;

(F) changes or modifications, and prospective changes or modifications, in GAAP or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(G) any failure, in and of itself, by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided, that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F) or (H) and (I));

(H) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak or worsening of illness, pandemic or other public health event or any other force majeure event, whether or not caused by any Person;

(I) (1) a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such Party on the NYSE or the Nasdaq, as applicable, or (2) any ratings downgrade or change in ratings outlook for such Party or any of its Subsidiaries; provided, that the exceptions in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (H));

provided, that, with respect to clauses (A), (B), (F) and (H), such Effect may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such Effect disproportionately adversely affects such Party and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, of comparable size, operating in the industries in which such Party and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Material Adverse Effect has occurred.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is in the ordinary course of business and consistent with the past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” with respect to the Company or Parent, means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable.

“Parent Benefit Plan” means any Benefit Plan that is sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute or to which Parent or any of its Subsidiaries has any current or contingent liability.

“Parent Charter” means the Restated Certificate of Incorporation of Parent, dated as of October 14, 1993, as amended from time to time.

“Parent Credit Agreement” means the Amended and Restated Credit Agreement dated March 27, 2018 among Parent, as borrower, Wells Fargo Bank, National Association, as administrative agent, letter of credit issuer, swing line lender and lender and each of the other letter of credit issuers and lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Parent Stock Plans” means (a) the Patterson-UTI Energy, Inc. 2005 Long-Term Incentive Plan, (b) the Patterson-UTI Energy, Inc. 2014 Long-Term Incentive Plan and (c) the Patterson-UTI Energy, Inc. 2021 Long-Term Incentive Plan, each as may be amended from time to time, and any other plans or arrangements of the Company providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.

“Parent Stockholders Meeting” means the meeting of stockholders of Parent to be held in connection with the Mergers, as may be adjourned or postponed from time to time.

“Parent Termination Fee” means an amount in cash equal to $72,980,000.

“Permitted Encumbrances” means: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Encumbrances, if any, arising or incurred in the Ordinary Course that (A) relate to obligations as to which there is no default on the part of the Company, Parent or any of their Subsidiaries, as applicable, and that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as currently conducted or (B) are being contested in good faith through appropriate Proceedings; (ii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (iii) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Encumbrances (other than those constituting Encumbrances for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (iv) Encumbrances for Taxes or other governmental charges (A) that are not yet due or payable or (B) that are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (v) Encumbrances supporting surety bonds, performance bonds and similar obligations issued in the Ordinary Course in connection with the businesses of the Party and its Subsidiaries; (vi) Encumbrances not created by the Party or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property (in the case of the Company) or Parent Leased Real Property (in the case of Parent); (vii) Encumbrances that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (viii) Encumbrances arising under or pursuant to the Organizational Documents of the Party or any of its Subsidiaries; (ix) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (x) as to Parent or the Company, Encumbrances resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (xi) Encumbrances that do not and would not reasonably be expected to materially impair the continued use of such Party’s Owned Real Property or Leased Real Property as presently operated; (xii) non-exclusive licenses to Intellectual Property granted in the Ordinary Course; (xiii) restrictions or exclusions that would be shown by a current title report or other similar report; (xiv) Encumbrances securing the obligations of such Party and its Subsidiaries under the Company Credit Agreements and the Parent Credit Agreement, as applicable, and (xv) specified Encumbrances described in Section 10.7(a) of such Party’s Disclosure Letter.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means any information that, directly or indirectly, identifies, describes or can be linked to a natural person, or any information that is otherwise considered personal information, personal data, or personally identifiable information under applicable Law.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into, on, under or through the environment.

“Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

“Service Provider” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or Parent or any of their respective Subsidiaries, as applicable.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “20% or more” shall be deemed to be references to “50% or more”) made after the date of this Agreement that the Company Board or the Parent Board, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor (i) would, if consummated, result in a transaction more favorable (including, without limitation, from a financial point of view) to the Company’s stockholders or Parent’s stockholders, as applicable, than the Transactions and (ii) is reasonably likely to be consummated on the terms proposed, in the case of clauses each (i) and (ii), taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board or the Parent Board, as applicable, including any revisions to the terms of this Agreement proposed by the Company or Parent, as applicable, pursuant to Section 7.2(e)(ii).

“Tax” means all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, conservation, fuel, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns), including amendments or modifications thereto, supplied to or required to be supplied to a Tax authority relating to Taxes.

“Trading Day” means any day on which shares of Parent Common Stock are traded on the Nasdaq.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“Willful Breach” means a material breach of this Agreement that is the result of a willful, deliberate or intentional act or failure to act where the breaching party has actual knowledge that the taking of such act or failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

Index of Defined Terms

Agreement	1
Alternative Acquisition Agreement	34
Applicable Date	12
Approvals	12
Bankruptcy and Equity Exception	12
Board Recommendation Notice	34
Book-Entry Share	3
Certificate	3
Change of Recommendation	34
Chosen Court	54
Closing	2
Closing Date	2
COBRA	16
Code	2
Company	1
Company Board	1
Company Common Stock	1
Company Designees	9
Company Disclosure Letter	11
Company Equity Awards	4
Company Preferred Stock	27
Company Recommendation	28
Company Tax Representation Letter	44
Company’s Counsel	44
Confidentiality Agreement	65
Consents	39
Continuing Employees	43
Converted Awards	4
Converted Option Award	4
Converted PSU Award	4
Converted RSU Award	4
Costs	52
D&O Insurance	45
Delaware Secretary of State	2
DGCL	1

Disclosure Letter	11
DLLCA	1
Effective Time	2
Eligible Shares	3
Encumber	25
Encumbrance	25
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	3
Expense Amount	52
Filings	12
First Certificate of Merger	2
First Company Merger	1
GAAP	13
Governance Period	10
Governance Policy	10
Indemnified Parties	45
Insurance Policies	21
IRS	15
Letter of Transmittal	5
LLC Sub	1
Material Contract	23
Measurement Date	25
Merger Consideration	3
Mergers	1
New Board	9
New Plans	43
Non-DTC Book-Entry Share	5
Non-U.S. Benefit Plans	16
Outside Date	49
Parent	1
Parent Board	1
Parent Charter Amendment	11
Parent Common Stock	1
Parent Consents	1
Parent Designees	9
Parent Disclosure Letter	11
Parent Equity Awards	25
Parent Option	25
Parent Parties	1
Parent Preferred Stock	25
Parent PSU	25
Parent Recommendation	26
Parent RSU	25
Parent Sub	1
Parent Sub Stockholder Consent	47
Parent Tax Representation Letter	44
Parent’s Counsel	44
Parties	1
Party	1
Proxy Statement/Prospectus	36
Registration Statement	36

Regulatory Remedy	40
Reports	12
Representatives	32
Requisite Company Vote	12
Requisite Parent Vote	12
Sanctioned Person	18
SEC	4
Second Certificate of Merger	2
Second Company Merger	1
Second Company Merger Effective Time	2
Section 203	18
Securities Act	4
Share Issuance	11
Surviving Company	1
Surviving Corporation	1
Tail Period	45
Tail Policies	45
Takeover Statute	46
Transactions	1

10.8 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated as of May 5, 2023, between the Company and Parent (the “Confidentiality Agreement”), constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

10.9 Third-Party Beneficiaries. The Company and Parent hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except with respect to (i) Section 4.1(d) (Board of Directors of Parent), Section 4.1(e) (Officers of Parent), Section 4.1(g) (Post-Closing Integration), Section 4.1(h) (Committees of the New Board) and Section 4.1(k) (Governance Period), (ii) Section 7.14 (Indemnification; Directors’ and Officers’ Insurance) and (iii) after the Effective Time and subject to the consummation of the Mergers, the provisions of Article II relating to the payment of the Merger Consideration, and any cash in lieu of any fractional shares payable pursuant thereto, which shall inure to the benefit of, and be enforceable by, holders of Eligible Shares and Company Equity Awards as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amounts due to such Persons thereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement, the Closing Date or as of any other date.

10.10 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.11 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future Service Provider, incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions.

10.12 Severability. The provisions of this Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) neither the remainder of this Agreement and the application of such provision to other Persons or circumstances shall be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d) Documents or other information or materials will be deemed to have been “made available” by the Company or Parent, as applicable, if such documents, information or materials have been (i) posted to the “Project Noon” virtual data rooms managed by Parent hosted with DFS Venue and by the Company hosted by Datasite, in each case prior to 5:00 p.m. Eastern time on the day prior to the date of this Agreement or (ii) filed with or furnished to the SEC and available on the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(f) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Party.

10.15 Disclosure Letters.

(a) The Disclosure Letters are arranged in separate parts corresponding to the numbered and lettered Sections contained in this Agreement respectively. The information disclosed in any numbered or lettered Section of each Disclosure Letter, shall be deemed to relate to and to qualify any other Section of such Disclosure Letter, to the extent that the relevance of such item to such other Section of such Disclosure Letter is reasonably apparent on its face. Where the terms of a Contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the material terms of such Contract or disclosure item and such disclosures are qualified in their entirety by the specific details of such Contract or disclosure item.

(b) The mere inclusion of any information in a Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the such Disclosure Letter, that such information is required to be listed in such Disclosure Letter or that such items are material to the disclosing party. No disclosure in the Disclosure Letters relating to any possible or alleged breach or violation of applicable Law or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any party hereto or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in a Disclosure Letter, the disclosing party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Parent Parties, as applicable, except as and to the extent provided in this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Letters is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties hereto to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

10.16 Exclusive Remedy. Except in the case of fraud, the parties hereto acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the provisions set forth in this Agreement. In furtherance of the foregoing, except in the case of fraud, each party hereto hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, including with respect to the Comprehensive Environmental Response, Compensation, and Liability Act and any other Environmental Law, except pursuant to the provisions set forth in this Agreement.

[The remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

NEXTIER OILFIELD SOLUTIONS INC.

By:	/s/ Robert W. Drummond
Name: Robert W. Drummond
Title: Chief Executive Officer

PATTERSON-UTI ENERGY, INC.

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: President and Chief Executive Officer

PECOS MERGER SUB INC.

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: President and Chief Executive Officer

PECOS SECOND MERGER SUB LLC

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Governance Policy

The Board of Directors (the “Board”) of Patterson-UTI Energy, Inc. deems it advisable and in the best interest of the Company to agree to certain requirements of the Board defined in this Exhibit A to be effective from the Effective Time and until the end of the Governance Period. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

1.

Board Size. The Board shall take all necessary action to cause, as of the Effective Time, the number of directors constituting the full board of directors of Parent to be 11 members in order to appoint: (A) six directors of the Parent Board (at least five of whom (and any replacements thereof) shall be independent), which shall include the Chief Executive Officer of Parent as of immediately prior to the Effective Time (the “Parent Directors”); and (B) five directors of the Company Board (at least four of whom (and any replacements thereof) shall be independent), which shall include the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time (the “Company Directors”).

2.	Chairman. The Chairman of the Parent Board as of immediately prior to the Effective Time shall be appointed to serve as Chairman of the Board.

3.

Re-Election. The Parent Directors and Company Directors shall (unless and until any of the circumstances set out in Article II, Section 3 or Section 4 of the Parent Bylaws arises and subject to this Section 3) serve as directors of Parent during the Governance Period. For the first and second Annual Meetings of the Stockholders following the Effective Time (the “Applicable Meetings”), except as provided in this Section 3, the Nominating and Corporate Governance Committee and the Board shall nominate, recommend and designate the Parent Directors and Company Directors then on the Board for re-election (the “Recommended Slate”). The Board and the Nominating and Corporate Governance Committee shall take all action necessary to ensure the election of the Recommended Slate at the Applicable Meeting. Notwithstanding the foregoing, if the Nominating and Corporate Governance Committee, by unanimous vote, determines not to nominate any Parent Director or Company Director for re-election at an Applicable Meeting, such director shall not be nominated, recommended or designated for re-election; provided, that, if the applicable director is a member of the Nominating and Corporate Governance Committee, then the vote required not to nominate such director for re-election shall be the unanimous vote of the other members of such Committee and the unanimous vote of the members of the Board other than such director.

4.

Vice Chairman. Subject to the following paragraph, the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time shall be appointed the Vice Chairman of the Board (including any successor appointed pursuant to the terms hereof, the “Vice Chairman”) for the Governance Period.

If the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time is unable or unwilling to serve at any time (including in circumstances where he is not re-elected as a director of Parent at an Applicable Meeting or is otherwise no longer serving as a director of Parent due to any of the circumstances set out in Article II, Section 3 or Section 4 of the Parent Bylaws), then a non-executive vice chairman may be appointed by the Board from among the independent Company Designees. For so long as there is a Vice Chairman, the Board shall take all action to appoint a Company Designee to such position.

5.

Executive Committee. The Board shall take all necessary action to cause, as of the Effective Time and for the duration of the Governance Period, the Chairman, Vice Chairman and Chief Executive Officer of Parent to be the sole members of the Executive Committee of the Board (the “Executive Committee”). The Executive Committee shall be authorized by the Board to exercise all powers of the Board in the intervals between meetings of the Board, except for those powers prohibited by statute from being delegated. The Executive Committee shall provide oversight in the areas of safety, operational and financial performance of Parent and provide oversight to the execution of the strategy, business objectives and targets established by

Exhibit A

the Board. All actions of the Executive Committee shall be presented to the full Board and reviewed after the fact by the full Board at its meeting next succeeding such action. The Executive Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Board.

6.

Committee Designees. The Board shall take all necessary action to cause, as of the Effective Time and for the duration of the Governance Period, (i) the Nominating and Corporate Governance Committee of the Board to consist of an equal number of Parent Designees and Company Designees and (ii) cause each other committee of the Board to consist of at least one Company Designee, such that the membership of all committees (excluding the Executive Committee) of the New Board, taken as a whole, consists of an equal number of Parent Designees and Company Designees.

*****

Exhibit A

Exhibit B

Forum Selection Bylaw

ARTICLE XI

Forum for Adjudication of Disputes

Section 1. Forum. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of this Article XI, internal corporate claims means claims, including claims in the right of the Corporation: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the General Corporation Law of the State of Delaware confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Section 2. Enforceability. If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

Exhibit B

Annex B

PERSONAL AND CONFIDENTIAL

June 14, 2023

Board of Directors

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N, Suite 800

Houston, TX 77064

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Patterson-UTI Energy, Inc. (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 0.7520 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company to be issued in exchange for each outstanding share of common stock, par value $0.01 per share (the “NexTier Common Stock”), of NexTier Oilfield Solutions Inc. (“NexTier”) pursuant to the Agreement and Plan of Merger, dated as of June 14, 2023 (the “Agreement”), by and among the Company, Pecos Merger Sub Inc., a wholly owned subsidiary of the Company (“Acquisition Sub”), Pecos Second Merger Sub LLC, a wholly owned subsidiary of the Company (“LLC Sub”), and NexTier. The Agreement provides that, among other things, (a) Acquisition Sub will be merged with and into NexTier, with NexTier continuing as the surviving entity (the “First Company Merger”); and (b) NexTier will then be merged with and into LLC Sub, with LLC Sub as the surviving entity and a direct, wholly owned subsidiary of the Company. As a result of the First Company Merger, each issued and outstanding share of NexTier Common Stock (other than Excluded Shares (as defined in the Agreement)) will be converted into the right to receive a number of shares of Company Common Stock equal to the Exchange Ratio.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, NexTier and any of their respective affiliates and third parties, including Cerberus Capital Management, L.P. (“Cerberus”), a significant shareholder of NexTier and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain financial advisory and/or underwriting services to Cerberus and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a book runner in connection with an offering of senior non-preferred benchmark bonds of Hamburg Commercial Bank, a portfolio company of Cerberus, in September 2021; financial advisor to Cerberus Telecom Acquisition Corp., a special purpose acquisition company sponsored by Cerberus, in connection with its business combination with KORE Wireless Group, Inc., in September 2021; a book runner in connection with a bridge financing for Cerberus in February 2022; a book runner in connection with a follow-on offering of 15,000,000 shares of Deutsche Bank for Cerberus (Germany) in February 2022; financial advisor to Albertsons Companies Inc. (“Albertsons”), a portfolio company of Cerberus, in connection with its pending acquisition by The Kroger Co.; a book runner in connection with a high yield bond offering for Albertsons in February 2023; and financial advisor to Worldwide Flight Services Global SAS, a portfolio company of Cerberus, in connection with its acquisition by SATS Ltd. in April 2023. We may also in the future provide financial advisory and/or underwriting services to the Company, NexTier, Cerberus and their respective affiliates and/or, as applicable, portfolio companies for which Goldman

Board of Directors

Patterson-UTI Energy, Inc.

June 14, 2023

Page Two

Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Cerberus and its respective affiliates from time to time and may have invested in limited partnership interests of Cerberus from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and NexTier for the five years ended December 31, 2022; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and NexTier; certain other communications from the Company and NexTier to their respective stockholders; certain publicly available research analyst reports for the Company and NexTier; certain internal financial analyses and forecasts for NexTier prepared by its management; certain internal financial analyses and forecasts for the Company standalone and pro forma for the Transaction and certain financial analyses and forecasts for NexTier, including certain forecasts related to the expected utilization by the Company and NexTier of certain net operating loss carryforwards and tax credits, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and NexTier regarding their assessment of the past and current business operations, financial condition and future prospects of NexTier and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of NexTier Common Stock; compared certain financial and stock market information for the Company and NexTier with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or NexTier or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or NexTier or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities,

Board of Directors

Patterson-UTI Energy, Inc.

June 14, 2023

Page Three

creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or NexTier, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or NexTier Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, NexTier or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or NexTier or the ability of the Company or NexTier to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex C

June 14, 2023

Board of Directors

NexTier Oilfield Solutions Inc.

3990 Rogerdale Rd.

Houston, Texas 77042

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of NexTier Oilfield Solutions Inc. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Patterson-UTI Energy, Inc. (“Parent”), Pecos Merger Sub Inc., a wholly owned subsidiary of Parent (“Parent Sub”), and Pecos Second Merger Sub LLC, a wholly owned subsidiary of Parent (“LLC Sub”). As more fully described in the Agreement, (i) Parent Sub will be merged with and into the Company (the “First Company Merger”), with the Company continuing as the surviving corporation, and each issued and outstanding share of Company Common Stock (other than Excluded Shares (as defined in the Agreement)) will be converted into the right to receive 0.7520 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent and (ii) immediately following the First Company Merger, the Company, as the surviving corporation in the First Company Merger, will be merged with and into LLC Sub (the “Second Company Merger” and, together with the First Company Merger, the “Transactions”), with LLC Sub continuing as the surviving company.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to the Company and Parent; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent furnished to us by Parent, including financial forecasts provided to or discussed with us by the management of Parent; (iv) reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Transactions (the “Expected Synergies”) as furnished to us by the Company and Parent; (v) reviewed certain internal information relating to the net operating losses (“NOLs”) of the Company and Parent, including utilization estimates, as furnished to us by the Company and Parent; (vi) reviewed information regarding the capitalization of the Company and Parent furnished to us by the Company and Parent, respectively; (vii) conducted discussions with members of the senior management and representatives of the Company and Parent concerning the information described in clauses (i) through (vi) of this paragraph, as well as the businesses and prospects of the Company and Parent generally; (viii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (ix) reviewed the financial terms of certain other transactions that we deemed relevant; (x) reviewed a draft of the Agreement marked “Execution Version” dated as of June 14, 2023; (xi) participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and (xii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, at your direction, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any of such information). With your consent, we have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to the Company, Parent, the Expected Synergies and the NOLs referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or Parent, as the case may be, as to the future performance of the Company and Parent, such Expected Synergies (including the amount, timing and achievability thereof) and the NOLs (including the timing and utilization thereof). We also have assumed, at your direction, that the future financial results (including with respect to the Expected Synergies and the NOLs) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, at your direction, we have relied on the assessments of the managements of the Company and Parent as to Parent’s ability to retain key employees of the Company and to integrate the businesses of the Company and Parent. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transactions, except for the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. We are not expressing any opinion as to fair value, viability or the solvency of the Company or Parent following the closing of the Transactions. Our opinion relates to the relative values of the Company and Parent. We have not considered, and we do not express any opinion with respect to, any value that may be attributable to any control rights or governance rights of any holders of Company Common Stock (or securities convertible into or exercisable or exchangeable for Company Common Stock), or associated with any substantial holding thereof, including those holders that are parties to any Support Agreement and Irrevocable Proxy entered into in connection with the Transactions. In addition, we have not considered, and we do not express any opinion with respect to, any acquisition or transaction that the Company or Parent may undertake after the date hereof, or as to any issuance of shares by the Company or Parent, as applicable, in connection with any such acquisition or transaction. With your consent, we express no opinion as to what the value of Parent Common Stock actually will be when issued pursuant to the First Company Merger or the prices at which Company Common Stock or Parent Common Stock may trade at any time. In rendering this opinion, we have assumed, with your consent, that the Transactions will be consummated in accordance with their terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions will be obtained, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed, with your consent, that the Transactions will qualify as a tax free reorganization for federal income tax purposes. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof, including for any transaction or related issuance of shares that may occur after the date hereof.

We have acted as your financial advisor in connection with the Transactions and will receive a fee for our services which is contingent upon the consummation of the Transactions. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent. We may in the future provide investment banking or other services to the Company or Parent and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transactions. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to any of the Transactions or any other matter. This opinion does not address the fairness of the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the First Company Merger is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Patterson-UTI is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware, which is referred to herein as the “Delaware General Corporation Law.” Under Section 145 of the Delaware General Corporation Law, each director and officer of Patterson-UTI may be indemnified by Patterson-UTI against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of Patterson-UTI) in which he or she is involved by reason of the fact that he or she is or was a director or officer of Patterson-UTI if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of Patterson-UTI and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of Patterson-UTI, the director or officer (i) may be indemnified by Patterson-UTI only for expenses (including attorneys’ fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to Patterson-UTI unless a court determines otherwise.

Patterson-UTI’s bylaws and restated certificate of incorporation both provide for the indemnification of Patterson-UTI’s directors and officers, to the fullest extent permitted by the Delaware General Corporation Law, for all liability and loss (including attorney’s fees) incurred in defending actions brought against them arising out of the performance of their duties. Patterson-UTI’s restated certificate of incorporation also contains a provision that eliminates, subject to certain exceptions, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of each director of Patterson-UTI to Patterson-UTI and its stockholders for monetary damages for breaches of fiduciary duty as a director.

The foregoing is only a general summary of certain aspects of Delaware law and Patterson-UTI’s restated certificate of incorporation and bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the Delaware General Corporation Law and Patterson-UTI’s restated certificate of incorporation and bylaws.

Patterson-UTI has entered into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future. Pursuant to such agreements, Patterson-UTI will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Patterson-UTI or assumed certain responsibilities at the direction of Patterson-UTI. The preceding discussion of Patterson-UTI’s indemnification agreements is not intended to be exhaustive and is qualified in its entirety by reference to such indemnification agreements.

Merger Agreement

Patterson-UTI has agreed that it and the surviving company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, NexTier’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each present and former (determined as of the effective time) director and officer of NexTier or any of its subsidiaries or any person who prior to or at the effective time served at the request of NexTier or any of its subsidiaries as a director or officer of another person in which NexTier or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (each, an “indemnified party” and collectively, the

“indemnified parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and (ii) actions to enforce the provision within the merger agreement or any other indemnification or advancement right of any indemnified party, and Patterson-UTI and the surviving company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, NexTier’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, NexTier will purchase (and pay in full the aggregate premium for) “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of NexTier’s existing directors’ and officers’ insurance policies, and (ii) NexTier’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time (the “tail period”) from one or more insurance carriers with the same or better credit rating as NexTier’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as the NexTier’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement).

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the organizational documents of NexTier and its subsidiaries or any indemnification agreement between such Indemnified Party and NexTier or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the merger and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

The indemnification, exculpation and insurance provisions in the merger agreement are for the benefit of and enforceable by each of the Indemnified Parties, who are third-party beneficiaries of such provisions.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of such registrant; and

(iv) any other communication that is an offer in the offering made by such registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of June 14, 2023, by and among Patterson-UTI Energy, Inc., Pecos Merger Sub Inc., Pecos Second Merger Sub LLC and NexTier Oilfield Solutions Inc. (incorporated by reference to Exhibit 2.1 to Patterson-UTI Energy, Inc.’s Current Report on Form 8-K, filed on June 15, 2023).

2.2	First Amendment to Agreement and Plan of Merger, dated as of July 27, 2023, by and between Patterson-UTI Energy, Inc. and NexTier Oilfield Solutions Inc. (incorporated by reference to Exhibit 2.1 to Patterson-UTI Energy, Inc.’s Current Report on Form 8-K, filed on July 28, 2023).

3.1	Restated Certificate of Incorporation of Patterson-UTI Energy, Inc., as amended (incorporated by reference to Exhibit 3.1 to Patterson-UTI Energy, Inc.’s Quarterly Report on Form 10-Q, filed on August 9, 2004).

3.2	Certificate of Amendment to the Restated Certificate of Incorporation of Patterson-UTI Energy, Inc., as amended (incorporated by reference to Exhibit 3.2 to Patterson-UTI Energy, Inc.’s Quarterly Report on Form 10-Q, filed on August 9, 2004).

3.3	Certificate of Elimination with respect to Series A Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to Patterson-UTI Energy, Inc.’s Current Report on Form 8-K, filed on October 27, 2011).

Exhibit Number	Description of Exhibit

3.4	Certificate of Amendment to the Restated Certificate of Incorporation of Patterson-UTI Energy, Inc., as amended (incorporated by reference to Exhibit 3.4 to Patterson-UTI Energy, Inc.’s Quarterly Report on Form 10-Q, filed on July 30, 2018).

3.5	Certificate of Designation of the Series A Junior Participating Preferred Stock of Patterson-UTI Energy, Inc., dated April 22, 2020 (incorporated by reference to Exhibit 3.1 to Patterson-UTI Energy, Inc.’s Current Report on Form 8-K, filed on April 23, 2020).

3.6	Amended and Restated Bylaws of Patterson-UTI Energy, Inc. (incorporated by reference to Exhibit 3.1 to Patterson-UTI Energy, Inc.’s Current Report on Form 8-K, filed on June 15, 2023).

5.1	Opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the securities being registered.

8.1	Opinion of Kirkland & Ellis LLP regarding tax matters.

10.1	Support Agreement and Irrevocable Proxy, dated as of June 14, 2023, by and among Patterson-UTI Energy, Inc., Keane Investor Holdings LLC and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 10.1 to Patterson-UTI Energy, Inc.’s Current Report on Form 8-K, filed on June 15, 2023).

10.2#	Support Agreement and Irrevocable Proxy, dated as of July 3, 2023, by and between NexTier Oilfield Solutions Inc. and BEP Diamond Topco L.P.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Patterson-UTI Energy, Inc.

23.2	Consent of KPMG LLP, independent registered public accounting firm for NexTier Oilfield Solutions Inc.

23.3	Consent of BDO USA, P.A., independent auditors for BEP Diamond Topco L.P.

23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

23.5	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

24.1#	Powers of Attorney for Patterson-UTI Energy, Inc. (included on the signature page to this Registration Statement).

99.1	Form of Proxy Card for Special Meeting of Patterson-UTI Energy, Inc.

99.2	Form of Proxy Card for Special Meeting of NexTier Oilfield Solutions Inc.

99.3	Consent of Goldman Sachs & Co. LLC.

99.4	Consent of Moelis & Company LLC.

99.5#	Consent of Robert W. Drummond to be named as a director upon completion of the mergers.

99.6	Consent of Gary Halverson to be named as a director upon completion of the mergers.

99.7	Consent of Amy Nelson to be named as a director upon completion of the mergers.

99.8	Consent of Leslie Beyer to be named as a director upon completion of the mergers.

99.9	Consent of James Stewart to be named as a director upon completion of the mergers.

107#	Filing Fee Table.

# Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 28, 2023.

PATTERSON-UTI ENERGY, INC.

By:	/s/ William Andrew Hendricks, Jr.
William Andrew Hendricks, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on July 28, 2023.

Signature	Title

/s/ *	Chairman of the Board
Curtis W. Huff

/s/ William Andrew Hendricks, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)
William Andrew Hendricks, Jr.

/s/ *	Executive Vice President and Chief Financial Officer
C. Andrew Smith	(Principal Financial and Accounting Officer)

/s/ *	Director
Tiffany Thom Cepak

/s/ *	Director
Michael W. Conlon

/s/ *	Director
Terry H. Hunt

/s/ *	Director
Cesar Jaime

/s/ *	Director
Janeen S. Judah

/s/ *	Director
Julie J. Robertson

*By:	/s/ William Andrew Hendricks, Jr.
William Andrew Hendricks, Jr.
Attorney-In-Fact